
13002730









2012 ANNUAL REPORT

OWNING AMERICA'S LIFESTYLE®













CNL®
Lifestyle Properties, Inc.


OWNING
ICONIC
PROPERTIES
REPRESENTING THE
AMERICAN
LIFESTYLE.

Through the years, the Arrowhead Golf Club in Littleton, CO, has earned several prestigious awards, including "Best Places to Play" from Golf Digest magazine and recognition as one of the most scenic public golf courses in the U.S.

To Our Shareholders

Since its inception in 2004, CNL Lifestyle Properties has built a collection of unique properties based on an innovative investment approach. Demographic and psychographic data pointed to the Baby Boomer generation's disposition to reward hard work with their multi-generational consumption of resort amenities, family attractions, leisure and lifestyle activities. As they began to enter retirement, that disposition sparked renewed interest in senior housing options. We believed that Baby Boomers were redefining the American lifestyle and, given that trend, we created a strategic investment opportunity through our disciplined approach.



For generations, the Omni Mount Washington Resort in Bretton Woods, NH, has been a favorite New England retreat with year-round appeal and gracious amenities.

Our portfolio of 179 properties includes well-known, long-standing and iconic parts of the American lifestyle, such as the Omni Mount Washington Resort in Bretton Woods, New Hampshire; Elitch Gardens in Denver; and Pacific Park on the Santa Monica Pier. But all fulfill the desire of the Baby Boomer generation to sustain an active lifestyle and a variety of experiences.

In 2012 as in 2011, we continued to focus on actively managing and optimizing our portfolio to strengthen property-level operations. We believe we have addressed the most imperative issues, stemming from the economic recession, and made significant progress in the past year, reflected in increased income and earnings. We remain dedicated to making decisions that deliver maximum long-term value to our shareholders as we research and prepare for future liquidity opportunities.

Summary of 2012 Financial and Operational Performance

As a mature real estate investment trust (REIT), our primary task is the active management of, and the thoughtful reinvestment in, our existing properties to optimize our performance, build sustainable value and maximize income. We continue to proactively monitor our tenants and operators with a keen eye on taking necessary actions to strengthen our assets and business operations.

We maintained a strong balance sheet and a low leverage ratio of 38.7 percent, as of December 31, 2012. Our funds from operations (FFO) increased to $97.7 million in 2012 from $89.6 million in 2011. Our modified funds from operations (MFFO) increased to $114.3 million in 2012 from $96.6 million in 2011. The increases in FFO and MFFO were attributable to increases in net operating income and rental income from newly acquired properties, an increase in income at our managed attractions properties, and an increase in distributions received from our joint ventures. The increases were partially offset by a reduction in rental income from lease restructures and certain properties transitioned from leased to managed structures, an increase in non-cash write-offs related to terminated leases, and increases in other operating expenses.

During 2012, we invested $36.4 million in capital improvements across our portfolio, designed to expand and increase property-level income. These capital investments have helped drive incremental visitation and/or reduce operating costs to ensure that our assets increase their income and remain attractive to even greater numbers of consumers.

In August, we announced the first annual estimated net asset value (NAV) of our common stock on a per-share basis, to assist our broker dealers' compliance with Financial Industry Regulatory Authority (FINRA) rules. Our Board of Directors determined that the estimated per-share value at that time was $7.31. Our first estimated per-share NAV was primarily impacted by a decline in value of our golf and lodging portfolios, and select assets that we made loans against, offset in part by increases in our ski, attractions and senior housing investments. At year end, we reaffirmed our valuation and the reasonableness of the supporting data and will engage a third-party valuation advisor to assist with our next net asset

Jiminy Peak Mountain Resort in Hancock, MA, is the largest ski and snowboard resort in southern New England and the only mountain resort in North America that generates its own energy through alternative wind power.

MAXIMIZING LONG-TERM VALUE OF THE PORTFOLIO.



valuation as of December 31, 2013. As of August, we had fully invested the proceeds from our common stock and senior unsecured note offerings. Upon reaching this milestone, our Advisor evaluated the cash flows expected from our portfolio looking forward, keeping in mind our goals of providing a sustainable level of distributions over the long-term, while also ensuring we retain sufficient capital to continuously reinvest in, and improve, our properties. Based on the forecasted level of cash flows expected to be generated by our portfolio, our Board approved a reduction in the quarterly distribution to $0.1063 per share, effective the third quarter of 2012.



The Viper roller coaster at Darien Lake has attracted thrill seekers since 1982 to its Buffalo, NY, theme park, water park and entertainment venue.

This represents an annual yield of 5.81 percent on our estimated per-share value of $7.31. The share price under our dividend reinvestment plan was also reduced to $6.95 per share, representing a five percent discount on the current estimated per-share value of $7.31.

GEOGRAPHIC DIVERSIFICATION

179 acquired properties
As of March 15, 2013


▲ Ski & Mountain Lifestyle
● Golf
● Attractions
✱ Marinas
✚ Senior Housing
■ Additional Lifestyle Properties

SECTOR DIVERSIFICATION*

By investment value
As of March 15, 2013


5%
15%
33%
13%
15%
19%
Ski & Mountain Lifestyle
Golf
Attractions
Marinas
Senior Housing
Additional Lifestyle Properties

**Based on proportionate value of total assets under management. In sectors where all or a portion of CNL Lifestyle Properties' ownership is through a joint venture, only our Company's percentage of ownership is shown.*


Qwest
ACTIVE
MANAGEMENT TO
DRIVE
OPERATIONAL
EXCELLENCE.

Elitch Gardens' Twister II is a world-class wooden roller coaster and the centerpiece of our 100+ year-old, iconic theme and water park in downtown Denver.

Our Portfolio of Properties

As of March 15, 2013, CNL Lifestyle Properties' portfolio consisted of 179 properties in 34 states and two Canadian provinces. Fifty of these properties are owned through unconsolidated joint ventures. Many of our lifestyle properties have particular appeal year-round, and our senior housing properties provide stable and growing income, while helping meet significant unmet housing demand. We are the largest owner of ski and mountain lifestyle properties in North America, and among the nation's largest owners of golf courses, gated attractions, and marinas. For a complete list of properties in our portfolio, please visit www.CNLLifestyleREIT.com.



Investment in capital expansion and maintenance projects—such as state-of-the-art snowmaking equipment at Loon Mountain Resort in Lincoln, NH—provides our properties with a competitive advantage.

During the year ended December 31, 2012, we acquired 10 senior housing communities located in Georgia, Illinois, Nevada and Arkansas, as well as one dominant regional water park in South Florida, for a total of approximately $190.2 million.

In December, we entered into an agreement with Health Care REIT, Inc. (NYSE: HCN) to coordinate the sale of our interests in 42 senior housing properties owned through three joint ventures with Sunrise Senior Living. The sale was conditioned upon the successful merger of HCN and Sunrise. We expect the closing of the sale of our interests to occur in mid-2013. We plan to use the approximately $198.5 million in net proceeds for acquisitions and to reinvest in new and existing assets, with a focus on the ski, attractions and senior housing sectors.

Ski and Mountain Lifestyle

According to the National Ski Areas Association and the Kottke National End of Season Survey 2011/12, the U.S. ski industry recorded a 16 percent drop in ski and snowboard visits, compared with record visitation in the 2010/11 season. Our 17 ski resorts completed the season with a total of 5.5 million skier visits, down 14 percent over the previous season. Snowfall for the 2011/12 season was well below average, and our ski tenants experienced declines in revenues and earnings from the previous season. The 2012/13 season was much improved, with all but one of our resorts opened by November 30, 2012, thanks to early natural snowfall and favorable snowmaking conditions. Season-to-date through February 2013, our ski resorts reported an increase in revenues of 15.2 percent for the 2012/2013 ski season, as compared to the 2011/2012 season. We believe that our continued investment in snowmaking infrastructure is proving to be a sustainable competitive advantage for many of our resorts in their regional markets, allowing our ski properties to open more terrain earlier and to maintain the best possible conditions. In addition, new chairlifts and additions to food and beverage facilities, coupled with disciplined capital maintenance of existing infrastructure, continue to enhance the competitive appeal of CNL Lifestyle Properties' ski resorts.

Golf

The total number of golf facilities across the nation continued to contract in 2012, as has been the trend for the past several years. The National Golf Foundation projects the net supply of facilities (openings minus closures) will continue to decline until supply and demand become further balanced. One of the industry's leading providers of information, Golf Datatech, reported that total rounds played in the U.S. in 2012 were up by 5.7 percent from 2011. We attribute the increase in rounds played to favorable weather patterns and a general strengthening of consumer confidence throughout the year. Beginning in 2011 and continuing into 2012, we proactively implemented a comprehensive restructuring plan for our largest golf tenant, which included the sale of five properties, the transition of seven properties to new operators, and mutually agreed lease restructuring for the remaining 32 golf properties. Our golf portfolio posted a 30 percent increase in earnings at the property-level in 2012

Great Lakes Marina on beautiful Lake Muskegon, MI, is a modern, full-service marina offering boating enthusiasts direct access to the open waters of Lake Michigan.

INVESTING TO DRIVE REVENUE AND IMPROVE PROFITABILITY.

compared with 2011, driven mainly by these operational changes and capital investments that were specifically designed and implemented to drive revenue and improve profitability.

Senior Housing

Demand for senior housing continues to significantly outpace existing and expected new supply, following a boom in senior housing development in the 1990s. The National Investment Center for the Senior Housing and Care Industry reports that overall senior housing occupancy has increased quarter-over-quarter for each quarter during the past two years. We entered the senior housing sector in early 2011, and our portfolio includes 62 senior housing communities, 42 of which we anticipate selling to HCN. Our comparable senior housing communities reported a 3.5 percent increase in occupancy rates in 2012 and a year-end average occupancy of 91.3 percent, which surpassed the national average of 89.1 percent. The increase in occupancy rates and a 2.1 percent increase in revenues in 2012 compared to 2011 confirmed continued, strong demand dynamics leading to the opportunity to further drive improved economics at our properties.



Dogwood Forest of Fayetteville, GA, is dedicated to creating a living environment that produces positive, healthy outcomes for seniors.

Attractions

Our properties include regional gated amusement parks and water parks that generally draw their visitors from local and regional markets. Regional and local attractions have historically been resistant to economic downturns, with inclement weather being a more significant factor impacting attendance. According to the January 2013 IBIS World Industry Report "Amusement & Theme Parks in the US," the attractions industry continues to strengthen, and revenues are forecasted to grow at an annual rate of 2.4 percent through 2017. Our comparable attractions properties reported 2012 property-level increases of 7.3 percent in revenues and 16.5 percent in earnings over 2011. Based on industry trends, research and our operators' plans for the upcoming season, we expect our attractions properties to continue to perform well and hold strong prospects for long-term growth and profitability.

Marinas

The August 2012 IBIS World Industry Report "Marinas in the US," states that the industry continues to be highly fragmented, with 91.6 percent of marinas being small, locally operated and owned enterprises employing fewer than 20 people. High barriers to entry limit the supply of competing products and demand is expected to grow as the economy further improves. In the December 2012 "Marina Dock Age" industry survey, 44 percent of respondents reported higher occupancies and 30 percent reported higher rates in 2012. Our comparable marina properties reported modest increases of 0.7 percent in revenues and 3.9 percent in earnings during 2012, mirroring the industry's forecasted turnaround from several years of decline in revenues. However, two tenants who operate 15 of our marina properties continue to be challenged to grow property-level revenues and earnings—resulting in their inability to pay the full amount of contractual rent due under our leases with them. We are in the process of evaluating various business improvement initiatives, which could include operator transitions for these properties. As a result, we have recorded non-cash write offs of lease-related assets for these properties. While marinas represent less than ten percent of our overall asset base, we believe tangible opportunities exist to strengthen these assets and provide improved forward-looking economics and value creation. We expect to finalize these transitions during 2013.

Looking Ahead

We strived for discipline in building and managing our unique portfolio of assets during the last nine years in the face of unprecedented, broader economic challenges. As we approach our planning for liquidity opportunities, we will continue to refine our portfolio to optimize operational results and maximize value for our shareholders.

Our specific portfolio management initiatives include enhancements or improvements to increase income from properties, while strengthening the overall quality of products and guest experiences. While the economy appears to be slowly recovering, we may continue to make certain strategic operator changes in cases where we believe new expertise and focus can deliver improved operating performance. We have seen the quantifiable power of these types of initiatives in our attractions and golf sectors over the past few years. We also expect to divest certain properties that we do not believe are central to our long-term goals for the portfolio. We expect to reinvest these proceeds in value-building improvements in existing properties and new acquisitions in our targeted investment areas of attractions, ski and senior housing.

We will continue to conduct an annual estimated net asset valuation as we did last summer. We anticipate engaging an expert third-party valuation consultant again to assist with our next valuation as of December 31, 2013. Our Board of Directors will also continue to evaluate our distribution policy on a regular and ongoing basis.

Ultimately, any future liquidity event or events will be based on market conditions and other factors present at the time. Thus, we have begun to take steps to prepare for a variety of options, which may include but are not limited to: listing on a national stock exchange; merging with a publicly traded company; or selling the company or our assets. As we actively research and prepare for future liquidity opportunities, we will continue to focus on maximizing the long-term value of our assets.

Thank you for the opportunity to be the stewards of your investment in CNL Lifestyle Properties.


DMC

For more than 50 years, the Dallas Market Center has been bringing together global buyers and exhibitors in fashion, floral, home, gift and many other markets.

James M. Seneff, Jr.
Chairman of the Board

Stephen H. Mauldin
President & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC

JUN 0 5 2013

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended: December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 000-51288

CNL LIFESTYLE PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	**20-0183627**
(State of other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
450 South Orange Avenue Orlando, Florida	**32801**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (407) 650-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
None	Not applicable

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value per share
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.05 of this Chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

While there is no established market for the registrant's shares of common stock, the registrant had previous offerings of its shares of common stock. In each of its previous offerings, the registrant sold shares of its common stock for $10.00 per share, with discounts available for certain categories of purchasers. The aggregate market value of stock held by non-affiliates as of June 30, 2012 (the last business day of the registrant's most recently completed second fiscal quarter) was $3,114,212,115.

As of March 15, 2013, there were 316,346,704 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Registrant incorporates by reference portions of the CNL Lifestyle Properties, Inc. Definitive Proxy Statement for the 2012 Annual Meeting of Stockholders (Items 10, 11, 12, 13 and 14 of Part III) to be filed no later than April 30, 2013.

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Contents

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PART I

Statement Regarding Forward Looking Information

Certain statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management's current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of the Company's business and its performance, the economy, and other future conditions and forecasts of future events, and circumstances. Forward-looking statements are typically identified by words such as "believes," "expects," "anticipates," "intends," "estimates," "plans," "continues," "pro forma," "may," "will," "seeks," "should" and "could," and words and terms of similar substance in connection with discussions of future operating or financial performance, business strategy and portfolios, projected growth prospects, cash flows, costs and financing needs, legal proceedings, amount and timing of anticipated future distributions, estimated per share value of the Company's common stock, and/or other matters. The Company's forward-looking statements are not guarantees of future performance. While the Company's management believes its forward-looking statements are reasonable, such statements are inherently susceptible to uncertainty and changes in circumstances. As with any projection or forecast, forward-looking statements are necessarily dependent on assumptions, data and/or methods that may be incorrect or imprecise, and may not be realized. The Company's forward-looking statements are based on management's current expectations and a variety of risks, uncertainties and other factors, many of which are beyond the Company's ability to control or accurately predict. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, our actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors. Given these uncertainties, we caution you not to place undue reliance on such statements.

For further information regarding risks and uncertainties associated with our business, and important factors that could cause the Company's actual results to vary materially from those expressed or implied in its forward-looking statements, please refer to the factors listed and described under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Risk Factors" sections of our documents filed from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, this annual report on Form 10-K and our quarterly reports on Form 10-Q, copies of which may be obtained from our Web site at http://www.cnllifestylereit.com.

All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to, and expressly disclaims any obligation to, publicly release the results of any revisions to its forward-looking statements to reflect new information, changed assumptions, the occurrence of unanticipated subsequent events or circumstances, or changes to future operating results over time, except as otherwise required by law.

Item 1. BUSINESS

General

CNL Lifestyle Properties, Inc. is a Maryland corporation incorporated on August 11, 2003. The terms "we," "our," or "us," "the Company" and "CNL Lifestyle Properties" include CNL Lifestyle Properties, Inc. and each of its subsidiaries. We operate as a real estate investment trust ("REIT"). We have retained CNL Lifestyle Advisor Corporation (the "Advisor"), as our Advisor to provide management, acquisition, disposition, advisory and administrative services. Our offices are located at 450 South Orange Avenue within the CNL Center at City Commons in Orlando, Florida 32801, and our telephone number is (407) 650-1000.

Investment Objectives and Business Strategy

Our principal investment objectives include investing in and owning a diversified portfolio of real estate with a goal to preserve, protect and enhance the long-term value of those assets. We primarily invest in lifestyle properties in the United States that we believe have the potential for long-term growth and income generation. Our investment thesis is supported by demographic trends which we believe affect consumer demand for the various lifestyle asset classes that are the focus of our investment strategy. We define lifestyle properties as those properties that reflect or are impacted by the social, consumption and entertainment values and choices of our society. A large number of our properties are leased on a long-term, triple-net basis (generally five to 20 years, plus multiple renewal options) to tenants or operators that we consider to be industry leading. When beneficial to our investment structure and as a result of tenant defaults, we engage third-party managers to operate certain properties on our behalf as permitted under applicable tax regulations. To a lesser extent, we also make and acquire loans (including mortgage, mezzanine and other loans) generally collateralized by interests in real estate and enter into joint ventures related to interests in real estate.

Following our investment strategy of acquiring carefully selected and well-located lifestyle and other income producing properties, we believe we have built a unique portfolio of assets with established long-term operating histories, and have created diversification within the portfolio by region, operator and asset class. As of March 15, 2013, we had built a portfolio of 179 lifestyle properties. When aggregated by initial purchase price, the portfolio is diversified as follows: approximately 19% in ski and mountain lifestyle, 15% in golf facilities, 33% in senior housing, 13% in attractions, 5% in marinas and 15% in additional lifestyle properties. As of March 15, 2013, these assets consist of 23 ski and mountain lifestyle properties, 49 golf facilities, 62 senior housing properties, 20 attractions, 17 marinas and eight additional lifestyle properties with the following investment structure:

Wholly-owned:	
Leased properties	73
Managed properties	55
Held for development	1
Unconsolidated joint ventures: [(1)]	
Leased properties	14
Managed properties	36
	179

FOOTNOTE:

(1) As of March 15, 2013, 49 properties held through four unconsolidated joint ventures are expected to be sold in 2013. See Item 7. "Management's Discussion and Analysis of Financial Conditions and Results of Operations" for additional information.

As a mature REIT, a significant focus is to actively manage our assets and reinvest in our existing properties in order to maximize growth in rental income and property operating income. We will seek to maximize the total value of our portfolio in connection with our evaluation of various strategic opportunities in preparation for a future listing or other liquidity event(s), and our board of directors will undertake an evaluation of various strategic opportunities including the sale of either us or our assets, potential merger opportunities, or the listing of our common stock. We are evaluating each of our properties on a rigorous and ongoing basis and to the extent we consider selling certain assets that we believe are not central to our long-term strategy in an effort to optimize and enhance our portfolio; we will evaluate these assets for impairment in accordance with our accounting policy. We anticipate that proceeds from any future sales will be invested into new assets, enhancements to existing assets or to retire obligations. We will also continue to reposition certain assets by making strategic tenant or operator changes for properties that we believe will benefit from a new operator based on specific expertise or geographic concentrations that a particular operator possesses.

Our real estate investment portfolio is geographically diversified with properties in 34 states and 2 Canadian provinces. The map below shows our current property allocations across geographic regions as of March 15, 2013.


179 ACQUIRED PROPERTIES
As of March 15, 2013
Ski & Mountain Lifestyle
Golf
Attractions
Marinas
Senior Housing
Additional Lifestyle Properties

Our tenants and operators. We generally attempt to lease our properties to tenants and operators that we consider to be industry leading. However, we do not believe the success of our properties is based solely on the performance or abilities of our tenants and operators. In some cases, we consider the assets we have acquired to be unique, iconic or nonreplicable which by their nature have an intrinsic value. In addition, in the event a tenant is in default and vacates a property, under special provisions in the tax laws, we are able to engage a third-party manager to operate the property on our behalf for a period of time until we re-lease it to a new tenant. During this period, the property remains open and we receive any net earnings from the property's operations. These amounts may be more or less than the rents that were contractually due under the prior leases. Any taxable income from these properties will be subject to income tax until we re-lease these properties to new tenants.

Financial information about geographic areas. We have one consolidated property located in British Columbia, Canada, Cypress Mountain that generated total rental income of approximately $7.6 million, $7.3 million and $6.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. We also own interests in two properties located in Canada through unconsolidated entities that generated a combined equity in earnings (loss) of approximately ($1.0) million, $0.2 million and $0.1 million during the years ended December 31, 2012, 2011 and 2010, respectively. The remainder of our net loss was generated from properties or investments located in the United States.

Our leases and ventures. As part of our net lease investment strategy, we either acquire properties directly or purchase interests in entities that own the properties. Once we acquire the properties, we either lease them back to the original seller or to a third-party operator. These leases are usually structured as triple-net leases which means our tenants are generally responsible for repairs, maintenance, property taxes, ground lease or permit expenses (where applicable), utilities and insurance for the properties that they lease. The weighted-average lease rate of our consolidated properties subject to long-term triple-net leases as of March 15, 2013 was approximately 8.6%. This rate is based on the weighted-average annualized straight-lined base rent due under our leases.

Our leases are generally long-term in nature (generally five to 20 years with multiple renewal options). We have no near-term lease expirations (other than at our one multi-family residential property and senior housing properties, which generally enter into one-year leases with their tenants) with the first long-term lease expiring in January 2017, excluding available renewal periods. As of March 15, 2013, the average lease expiration of our properties structured under triple-net leases (excluding our unconsolidated properties) was approximately 15 years with the following breakdown:


NUMBER OF LEASED PROPERTIES
70
60
50
40
30
20
10
-
1
10
59
1
2
2010-2020
2021-2025
2026-2030
2031-2035
2036-2042
YEAR OF LEASE EXPIRATION

We typically structure our leases to provide for the payment of a minimum annual base rent with periodic increases in base rent over the lease term. In addition, our leases provide for the payment of percentage rent normally based on a percentage of gross revenues generated at the property over certain thresholds. Within the provisions of our leases, we also generally require the payment of capital improvement reserve rent. Capital improvement reserve rents are paid by the tenant and are generally based on a percentage of gross revenue of the property and are set aside by us for capital improvements, replacements and other capital expenditures at the property. These amounts are and will remain our property during and after the term of the lease and help maintain the integrity of our assets.

Our managed properties. When beneficial to our investment structure and subject to applicable tax regulations, certain properties (hotels and senior housing properties) may be leased to wholly-owned tenants that are taxable REIT subsidiaries or that are owned through taxable REIT subsidiaries (referred to as "TRS"). Under this structure, we engage a third-party manager to conduct day-to-day operations and our results of operations will include the operating results of the underlying properties as opposed to rental income from operating leases that is recorded for properties leased to third-party tenants. In addition, in the case of a tenant default and lease termination, we may engage a third-party manager to operate the property on our behalf for a period of time until we can re-lease the property. This allows us time to stabilize the property, if necessary, and enter into a new lease when market conditions are potentially more favorable. During this managed period, we recognize all the underlying property operating revenues and expenses in our consolidated financial statements and may be subject to more direct operating risk including risks associated with seasonality and are subject to federal income tax on taxable income from the operations. See "Seasonality" below for additional information.

Our joint ventures. We have entered into joint ventures in which our partners subordinate their returns to our minimum return. This structure provides us with some protection against the risk of downturns in performance but may allow our partners to obtain a higher rate of return on their investment than we receive if the underlying performance of the properties exceeds certain thresholds. Properties that are owned through unconsolidated joint ventures may be leased or managed depending on the circumstance related to each property. As of March 15, 2013, we had a total of 50 properties owned through five unconsolidated joint ventures of which 14 are leased and 36 are managed. Additionally, as of March 15, 2013, 49 of the 50 properties held through four unconsolidated joint ventures are expected to be sold in 2013. See Item 7. "Management's Discussion and Analysis of Financial Conditions and Results of Operations" for additional information.

Seasonality. Many of the asset classes in which we invest experience seasonal fluctuations due to the nature of their business, geographic location, climate and weather patterns. As a result, these businesses experience seasonal variations in revenues that may require our operators to supplement operating cash from their properties in order to be able to make scheduled rent payments to us. We have structured the leases for certain tenants such that rents are paid on a seasonal schedule with most, if not all, of the rent being paid during the tenant's seasonally busy operating period.

As part of our portfolio diversification strategy, we have specifically considered the varying and complementary seasonality of our asset classes and portfolio mix. For example, the peak operating season of our ski and mountain lifestyle assets is highly complementary to the peak seasons in our attractions, marinas and golf portfolios to balance and mitigate the risks associated with seasonality. Generally, seasonality does not significantly affect our recognition of rental income from operating leases due to straight-line revenue recognition in accordance with generally accepted accounting principles ("GAAP"). However, seasonality does impact the timing of when base rent payments are made by our tenants, which impacts our operating cash flows and rental revenue we recognize in connection with capital improvement reserve revenue and percentage rents paid by our tenants, which is recognized in the period in which it is earned and is generally based on a percentage of tenant gross revenues.

In addition, seasonality directly impacts certain of our properties where we engage independent third-party managers to operate properties on our behalf and where we record property operating revenues and expenses rather than straight-line rents from operating leases. Certain of these properties will likely generate net operating losses during their non-peak months while generating most, if not all, of their operating income during their peak operating months. As of March 15, 2013, we had a total of 55 wholly-owned managed properties consisting of 13 golf facilities, 15 attractions properties, 20 senior housing properties, two marinas and five additional lifestyle properties, which includes three waterpark hotels, one hotel and ski resort and one multi-family residential property. Our consolidated operating results and cash flows during the first, second and fourth quarters will generally be lower than the third quarter primarily due to the non-peak operating months of our larger attractions properties. Conversely, during the third quarter, our consolidated operating results and cash flows will improve during the peak operating months of our large attraction properties, offset by the non-peak operating months of our one managed ski resort property.

Significant tenants and borrowers. As of December 31, 2012 and 2011 and for the three years ended through December 31, 2012, we had the following tenants that individually accounted for 10% or more of our aggregate total revenues or assets.

Tenant	Number and Type of Leased Properties	Percentage of Total Revenues			Percentage of Total Assets	
		2012	2011	2010	2012	2011
PARC Management, LLC ("PARC")	n/a [1]	n/a [1]	n/a [1]	11.0%	n/a [1]	n/a [1]
Boyne USA, Inc. ("Boyne")	7 ski and mountain lifestyle properties	8.6%	9.6%	12.6%	7.6%	7.9%
Evergreen Alliance Golf Limited, L.P. ("EAGLE")	32 golf facilities [2]	4.9%	8.3%	12.1%	10.1%	12.3%

FOOTNOTES:

(1) In 2011, we transitioned all of our properties previously leased to PARC to new third-party managers and PARC is no longer a tenant of ours.

(2) On November 9, 2011, our Board of Directors approved the sale of five properties and the transition of seven other properties to new third-party managers to be operated for a period of time. As of December 31, 2012, we had completed the sale of four properties with the remaining one property to be sold in 2013 and had transitioned all seven properties. The percentages above include the one property classified as assets held for sale.

Additionally, we made loans to PARC, Boyne and EAGLE that together generated interest income totaling approximately $11.3 million, $11.6 million and $11.4 million, or 2.3%, 2.8% and 3.8% of total revenues, for the years ended December 31, 2012, 2011 and 2010, respectively.

The significance of any given tenant, borrower or operator, and the related concentration of risk may decrease as additional properties and operators are added to the portfolio.

Our Investment Loans

As part of our overall investment and lending strategy, we have made and may continue to make or acquire loans (including mortgage, mezzanine or other loans) with respect to any of the asset classes in which we invest. We generally make loans to the owners of properties to enable them to acquire land, buildings, or both, or to develop property or as part of a larger acquisition. In exchange, the owner generally grants us a first lien or collateralized interest in a participating mortgage collateralized by the property or by interests in the entity that owns the property. Our loans generally require fixed interest payments. We expect that the interest rate and terms for long-term mortgage loans (generally, 10 to 20 years) will be similar to the rate of return on our long-term net leases. Mezzanine loans and other financings for which we have a secondary-lien or collateralized interest will generally have shorter terms (one to two years) and higher interest rates than our net leases and long-term mortgage loans. With respect to the loans that we make, we generally seek loans with collateral values resulting in a loan-to-value ratio of not more than 85%.

Sale of Properties

We intend to hold each property we acquire for an extended period. However, circumstances might arise which would result in selling certain assets. The determination of when a particular property should be sold or otherwise disposed of will be made after our board of directors considered all the relevant factors, including but not limited to prevailing and projected economic and market conditions, whether the value of the property is anticipated to appreciate or decline in the future, whether the property is performing as expected and required holding periods necessary to comply with REIT requirements. In addition, we may sell certain properties that were acquired through our unconsolidated entities if our joint venture partners made a determination to exercise their purchase option. The net sale proceeds will either be distributed to our stockholders, make selected acquisitions or make enhancements to our existing portfolio.

Distribution Reinvestment Plan

In 2011 we completed our common stock offerings and filed a registration statement on Form S-3 under the Securities Exchange Act of 1933, as amended, to register the sale of up to an additional $250 million (26.3 million shares of common stock at $9.50 per share) under our Distribution Reinvestment Plan ("DRP"). In accordance with the DRP, in the event that our Board determines a new estimated fair value of our common stock, shares of our common stock would thereafter be sold pursuant to the DRP at a price determined by our Board of Directors, which price shall not be less than 95% of the estimated fair value of a share of our common stock. On August 1, 2012, in order to comply with requirements that became applicable once we completed our offerings, our Board of Directors determined that our estimated net asset value ("NAV") per share was $7.31. Accordingly, effective August 9, 2012, under the DRP, beginning with reinvestments made after August 9, 2012, and until we announce a new price, the DRP shares will be offered at $6.95, which represents a 5% discount to the new estimated fair value of $7.31 per share. See "Part II – Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" for additional information. We anticipate we will continue to raise capital through our DRP and will use such proceeds for acquisitions and enhancements, distributions shortfalls and other corporate purposes. For the year ended December 31, 2012, we received approximately $69.0 million (8.3 million shares) through our reinvestment plan.

Termination and REIT Status

Our articles of incorporation provide for our voluntary termination and dissolution by the affirmative vote of a majority of our shares of common stock outstanding and entitled to vote at a meeting called for that purpose. In addition, our articles of incorporation permit our stockholders to terminate our status as a REIT under the Code only by the affirmative vote of the holders of a majority of our shares of common stock outstanding and entitled to vote.

Under our articles of incorporation, we automatically will terminate and dissolve on December 31, 2015, unless a listing of our common stock on a national securities exchange ("Listing") occurs, in which event we will automatically become a perpetual life entity. If our shares are not listed on or before December 31, 2015, absent an affirmative vote of our stockholders to extend the date, we will sell our assets and distribute net sales proceeds to our stockholders or merge with another entity in a transaction which provides our stockholders with cash or securities of a publicly traded company. In making a determination of whether Listing is in the best interest of our stockholders, our Board of Directors may consider a variety of criteria, including, but not limited to, market capitalization, the number of properties owned, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, and the potential for stockholder liquidity.

Competition

As a REIT, we have historically experienced competition from other REITs (both traded and non-traded), real estate partnerships, mutual funds, institutional investors, specialty finance companies, opportunity funds, healthcare providers, and other investors, including, but not limited to, banks and insurance companies, many of which generally have had greater financial resources than we do for the purposes of leasing and financing properties within our targeted asset classes. These competitors often may also have a lower cost of capital and may be subject to less regulation. The level of competition impacts both our ability to raise capital, find real estate investments and locate suitable tenants. We may also face competition from other funds in which affiliates of our Advisor participate or advise.

In general, we perceive there to be a lower level of competition for the types of assets that we have acquired and intend to acquire in comparison to assets in more core real estate sectors based on the number of willing buyers and the volume of transactions in their respective markets. Accordingly, we believe that being focused in specialty or lifestyle asset classes allows us to take advantage of unique opportunities. Some of our key competitive advantages are as follows:

- We acquire assets in niche sectors which historically trade at higher cap rates than other core commercial real estate sectors such as multi-family, industrial, office and retail.
- Some of our targeted assets classes, such as golf and ski, have experienced a net reduction in new supply, which has positively impacted supply and demand dynamics.
- Certain of our lifestyle properties have inherently high barriers to entry. For example, the process of obtaining permits to create a new ski resort or marina is highly regulated and significantly more difficult than obtaining permits for the construction of new office or retail space. Additionally, general geographic constraints, such as the availability of suitable waterfront property or mountain terrain, are an inherent barrier to entry in several of our asset classes. There are also high costs associated with building a new ski resort, marina or regional gated attractions that may be prohibitive to potential market participants.
- Our leasing arrangements generally require the payment of capital improvement reserve rent which is paid by the tenants and set aside by us to be reinvested into the properties. This arrangement allows us to maintain the integrity of our properties and mitigates deferred maintenance issues.
- Unlike our competitors in many other commercial real estate sectors that generally receive no income in the event a tenant defaults or vacates a property, applicable tax laws allow us to engage a third-party manager to operate a property on our behalf for a period of time until we can re-lease it to a new tenant. During that period, we receive any net earnings from the underlying business operations, which may be less than rents collected under the previous leasing arrangement. However, our ability to continue to operate the property under such an arrangement helps to off-set taxes, insurance and other operating costs that would otherwise have to be absorbed by a landlord and allows the property some time to stabilize, if necessary, before entering into a new lease.

Financial Information About Industry Segments

We have determined that we operate in one business segment, real estate ownership, which consists of investing in and owning a diversified portfolio of real estate primarily within the United States. We view, manage and evaluate all of our lifestyle properties homogeneously as one collection of assets with a common goal to maximize revenues and property income regardless of the type (ski, attractions, senior housing, etc.) or ownership structure (leased or managed). Our chief operating decision maker reviews all of our properties as one consolidated portfolio and does not drive resource allocation decisions based on individual property or groups of properties. In addition, we evaluated each individual property and determined they were individually less than 10% of the combined revenue for the year ended December 31, 2012. Accordingly, we do not report segment information.

Advisory Services

Under the terms of the advisory agreement, our Advisor is responsible for our day-to-day operations, administers our bookkeeping and accounting functions, serves as our consultant in connection with policy decisions to be made by our Board of Directors, manages our properties, loans, and other permitted investments and renders other services as the Board of Directors deems appropriate. In addition, the Advisor engages and contracts with certain of its affiliates to provide services and personnel to the Company. In exchange for these services, our Advisor is entitled to receive certain fees from us. First, for supervision and day-to-day management of the properties and the mortgage loans, our Advisor receives an asset management fee, which is payable monthly, in an amount equal to 0.08334% per month based on the total real estate asset value of a property as defined in the advisory agreement (exclusive of acquisition fees and acquisition expenses), the outstanding principal amounts of any loans made by us and the amount invested in any other permitted investments as of the end of the preceding month. Second, for the selection, purchase, financing, development, construction or renovation of real properties and services related to the incurrence of debt, our Advisor receives an acquisition fee equal to 3% of the gross proceeds from our common stock offerings and loan proceeds from debt, lines of credit and other permanent financing that we use to acquire properties or to make or acquire loans and other permitted investments.

In addition, we reimburse our Advisor for all of the costs it incurs in connection with the administrative services it provides to us. However, in accordance with the advisory agreement, our Advisor is required to reimburse us for the amount by which the total operating expenses (as described in the advisory agreement) incurred by us in any four consecutive fiscal quarters (the "Expense Year") exceed the greater of 2% of average invested assets or 25% of net income (the "Expense Cap"). For the Expense Years ended December 31, 2012, 2011 and 2010, operating expenses did not exceed the Expense Cap.

Legal and Regulatory Considerations

General. Our properties are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe that each of our properties as of December 31, 2012 has the necessary permits and approvals to operate its business.

Americans with Disabilities Act. Our U.S. properties must comply with Title III of the Americans with Disabilities Act of 1990, or the ADA, to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We are not aware of any material noncompliance with the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect. See "Risk Factors – Real Estate and Other Investment Risks – We may incur significant costs complying with the Americans with Disabilities Act and Similar Laws."

Environmental, Health, and Safety Matters. We are subject to many federal, state, and local environmental, health, and safety laws. The applicability of specific environmental, health, and, safety laws to each of our individual properties is dependent upon a number of property-specific factors, including: the current and former uses of the property; any impacts to the property from other properties; the type and amount of any emissions or discharges from or releases at the property; the building materials used at the property, including any asbestos-containing materials; and, among other factors, the type and amount of any hazardous substances or wastes used, stored, or generated at the property.

Under various laws relating to protection of the environment, current and former owners and operators of real property may be liable for any contamination resulting from the presence or release of hazardous or toxic substances at the property. Current and former owners and operators may also be held liable to the government or to third parties for property damage and for investigation and remediation costs related to contamination, regardless of whether the owners and operators were responsible for or even knew of the contamination, and the liability may be joint and several. The government may be entitled to a lien on a contaminated property. Certain environmental laws, as well as the common law, may subject us to liability for damages or injuries suffered by third parties as a result of environmental contamination or releases originating at our properties, including releases of asbestos, and the liabilities associated with our properties could exceed the values of the respective properties. Some of our properties were previously used for industrial purposes, and those properties may contain some degree of contamination. Environmental impacts or contamination at our properties may prevent us from selling or leasing the properties or using them as collateral. Environmental laws may regulate the use of our properties or the types of operations which can be conducted at our properties, and these regulations may necessitate corrective or other expenditures.

Some of our properties may contain asbestos-containing building materials. Asbestos-containing building materials are subject to management and maintenance requirements under environmental laws, and owners and operators may be subject to penalty for noncompliance. Environmental laws may allow suits by third parties for recovery from owners and operators for personal injury related to exposure to asbestos-containing building materials.

Prior to the purchase of our properties, we generally engage independent environmental consultants to perform Phase I environmental assessments, which normally do not involve soil, groundwater or other invasive sampling. When Phase I environmental assessment results indicated the need to do so, we conducted Phase II assessments, which do involve invasive sampling. These assessments have not revealed any materially adverse environmental conditions which impact or have impacted our properties other than conditions which have been remediated or are currently undergoing remediation. There can be no assurance, however, that new environmental liabilities have not developed since the assessments were performed, that the assessment failed to reveal material adverse environmental conditions, liabilities, or compliance concerns, or that future developments, including changes in laws or regulations, will not impose environmental costs or liabilities upon us. If we become subject to material environmental liabilities, these liabilities could adversely affect us, our business and assets, the results of our operations, and our ability to meet our obligations.

Insurance. We maintain, or cause operators to maintain, insurance including, but not limited to, liability, fire, wind, earthquake, and business income coverage on all of our properties that are not being leased on a triple-net basis under various policies. We select policy specifications and insured limits which we believe to be appropriate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our company's management, our properties that are not being leased on a triple-net basis are currently adequately insured. We do not carry insurance for generally uninsured losses such as loss from war or nuclear reaction. Certain of our properties are located in areas known to be seismically active. See "Risk Factors—Real Estate and Other Investment Risks—Potential losses may not be covered by insurance."

Government Regulation of Senior Housing. Senior housing communities are subject to relatively few, if any, federal regulations. Instead, to the extent they are regulated, the regulation is conducted mainly by state and local laws governing licensure, provision of services, staffing requirements and other operational matters. These state laws vary, however, most states require senior housing facilities to be licensed and to undergo planned and unplanned inspections. Typical state regulation provides that administrators and staff must have adequate education, demonstrated experience and attend ongoing training. In addition, state senior housing regulations generally require that the facility must demonstrate the ability to maintain overall operations while providing quality care, services and 24-hour supervision and oversight. In most states, senior housing communities are also subject to state or local building codes, fire codes, and food service licensing or certification requirements.

Federal regulation of senior housing is indirect through the regulation of the receipt of Medicare and Medicaid payments. Medicare and Medicaid payments may be subject to statutory and regulatory changes, retroactive rate adjustments, recovery of program overpayments or set-offs, administrative rulings, policy interpretations, payment or other delays by fiscal intermediaries, government funding restrictions (at a program level or with respect to specific facilities) and interruption or delays in payments due to any ongoing governmental investigations and audits at such property.

Employees

We are externally managed and as such we do not have any employees.

Taxation

The following summary of the taxation of the Company and the material federal tax consequences to the holders of our debt and equity securities ("securities") is for general information only and is not tax advice. This summary does not address all aspects of taxation that may be relevant to certain types of holders of stock or securities (including, but not limited to, insurance companies, tax-exempt entities, financial institutions or broker-dealers, persons holding our securities as part of a hedging, integrated conversion, or constructive sale transaction or a straddle, traders in securities that use a mark-to-market method of accounting for their securities, investors in pass-through entities and foreign corporations and persons who are not citizens or residents of the United States).

This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant in light of a particular investment or other circumstances. In addition, this summary does not discuss any state or local income taxation or foreign income taxation or other tax consequences. This summary is based on current U.S. federal income tax law. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of our securities as set forth in this summary.

General. We elected to be taxed as a REIT commencing with our taxable year ended December 31, 2004. We believe that, commencing with such taxable year, we have been organized and have operated in a manner so as to qualify as a REIT for U.S. federal income tax purposes. Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Internal Revenue Code (the "Code"). Our ability to qualify as a REIT also requires that we satisfy certain asset tests (discussed below), some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. While we intend to continue to operate in a manner that will allow us to qualify as a REIT, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

In any year in which we qualify as a REIT, in general, we will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that is distributed to stockholders. We may, however, be subject to tax at normal corporate rates on any taxable income or capital gain not distributed. If we elect to retain and pay income tax on our net long-term capital gain, stockholders are required to include their proportionate share of our undistributed long-term capital gain in income, but they will receive a refundable credit for their share of any taxes paid by us on such gain.

Despite the REIT election, we may be subject to federal income and excise tax as follows:

- To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates;
- We may be subject to the "alternative minimum tax" (the "AMT") on certain tax preference items to the extent that the AMT exceeds our regular tax;
- If we have net income from operations or from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other income from foreclosure property, such income will be taxed at the highest corporate rate;

- Any net income from prohibited transactions (which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than dispositions of foreclosure property and dispositions of property due to an involuntary conversion) will be subject to a 100% tax;
- If we fail to satisfy either the 75% or 95% gross income tests (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the gross income attributable to the greater of (i) 75% of our gross income over the amount of qualifying gross income for purposes of the 75% gross income test (discussed below) or (ii) 95% of our gross income (90% of our gross income for taxable years beginning on or before October 22, 2004) over the amount of qualifying gross income for purposes of the 95% gross income test (discussed below) multiplied by (2) a fraction intended to reflect our profitability;
- If we fail to distribute during each year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for such year (other than capital gain that we elect to retain and pay tax on) and (3) any undistributed taxable income from preceding periods, we will be subject to a 4% excise tax on the excess of such required distribution over amounts actually distributed; and
- We will be subject to a 100% tax on the amount of any rents from real property, deductions or excess interest paid to us by any of our TRSs that would be reduced through reallocation under certain federal income tax principles in order to more clearly reflect income of the TRS. See "— Qualification as a REIT — Investments in TRSs."

If we acquire any assets from a corporation, which is or has been a "C" corporation, in a carryover basis transaction, we could be liable for specified liabilities that are inherited from the "C" corporation. A "C" corporation is generally defined as a corporation that is required to pay full corporate level federal income tax. If we recognize gain on the disposition of the assets during the ten-year period beginning on the date on which the assets were acquired by us, then, to the extent of the assets' "built-in gain" (i.e., the excess of the fair market value of the asset over the adjusted tax basis in the asset, in each case determined as of the beginning of the ten-year period), we will be subject to tax on the gain at the highest regular corporate rate applicable. The results described in this paragraph with respect to the recognition of built-in gain assume that the built-in gain assets, at the time the built-in gain assets were subject to a conversion transaction (either where a "C" corporation elected REIT status or a REIT acquired the assets from a "C" corporation), were not treated as sold to an unrelated party and gain recognized.

Qualification as a REIT. A REIT is defined as a corporation, trust or association:

(1) which is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) which would be taxable as a domestic corporation but for the federal income tax law relating to REITs;

(4) which is neither a financial institution nor an insurance company;

(5) the beneficial ownership of which is held by 100 or more persons in each taxable year of the REIT except for its first taxable year;

(6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, excluding its first taxable year, directly or indirectly, by or for five or fewer individuals (which includes certain entities) (the "Five or Fewer Requirement"); and

(7) which meets certain income and asset tests described below.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

Based on publicly available information, we believe we have satisfied the share ownership requirements set forth in (5) and (6) above. In addition, Article 7, Section 7.6 of our Amended and Restated Articles of Incorporation, provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above.

We have complied with, and will continue to comply with, regulatory rules to send annual letters to certain of our stockholders requesting information regarding the actual ownership of our stock. If, despite sending the annual letters, we do not know, or after exercising reasonable diligence would not have known, whether we failed to meet the Five or Fewer Requirement, we will be treated as having met the Five or Fewer Requirement. If we fail to comply with these regulatory rules, we will be subject to a monetary penalty. If our failure to comply was due to intentional disregard of the requirement, the penalty would be increased. However, if our failure to comply were due to reasonable cause and not willful neglect, no penalty would be imposed.

Ownership of Qualified REIT Subsidiaries. We may own a number of properties through wholly owned subsidiaries. A corporation will qualify as a "qualified REIT subsidiary" if 100% of its stock is owned by a REIT, and the REIT does not elect to treat the subsidiary as a TRS. A "qualified REIT subsidiary" will not be treated as a separate corporation, and all assets, liabilities and items of income, deductions and credits of a "qualified REIT subsidiary" will be treated as assets, liabilities and items (as the case may be) of the REIT. A "qualified REIT subsidiary" is not subject to federal income tax, although they may be subject to state and local taxation in certain jurisdictions, and our ownership of the voting stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the value or total voting power of such issuer or more than 5% of the value of our total assets, as described below under "— Asset Tests."

Ownership of Partnership Interests. If we invest in a partnership, a limited liability company or a trust taxed as a partnership or as a disregarded entity, we will be deemed to own a proportionate share of the partnership's, limited liability company's or trust's assets. Likewise, we will be treated as receiving our share of the income and loss of the partnership, limited liability company or trust, and the gross income will retain the same character in our hands as it has in the hands of the partnership, limited liability company or trust. These "look-through" rules apply for purposes of the income tests and assets tests described below. Thus, our proportionate share of the assets and items of gross income of our operating partnership, including its share of such items of any subsidiaries that are partnerships or limited liability companies that have not elected to be treated as corporations for U.S. federal income tax purposes, are treated as assets and items of gross income of the Company for purposes of applying the requirements described herein.

Investments in TRSs. For taxable years beginning after December 31, 2000, REITs may own more than 10% of the voting power and value of securities in TRSs. We and any taxable corporate entity in which we own an interest are allowed to jointly elect to treat such entity as a TRS.

Certain of our subsidiaries have elected to be treated as a TRS. TRSs are subject to full corporate level federal taxation on their earnings but are permitted to engage in certain types of activities that cannot be performed directly by REITs without jeopardizing their REIT status. Our TRSs will attempt to minimize the amount of these taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent our TRSs are required to pay federal, state or local taxes, the cash available for distribution as dividends to us from our TRSs will be reduced.

The amount of interest on related-party debt that a TRS may deduct is limited. Further, a 100% tax applies to any interest payments by a TRS to its affiliated REIT to the extent the interest rate is not commercially reasonable. A TRS is permitted to deduct interest payments to unrelated parties without any of these restrictions.

The Internal Revenue Service ("IRS") may reallocate costs between a REIT and its TRS where there is a lack of arm's-length dealing between the parties. Any deductible expenses allocated away from a TRS would increase its tax liability. Further, any amount by which a REIT understates its deductions and overstates those of its TRS will, subject to certain exceptions, be subject to a 100% tax. Additional TRS elections may be made in the future for additional entities in which we own an interest.

Income Tests. There are two separate percentage tests relating to our sources of gross income that we must satisfy for each taxable year.

- At least 75% of our gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from "rents from real property," other income from investments relating to real property or mortgages on real property or certain income from qualified temporary investments.
- At least 95% of our gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from any of the sources qualifying for the 75% gross income test and from dividends (including dividends from TRSs) and interest.

For taxable years beginning on or before October 22, 2004, (1) payments to us under an interest rate swap or cap agreement, option, futures contract, forward rate agreement or any similar financial instrument entered into by us to reduce interest rate risk on indebtedness incurred or to be incurred and (2) gain from the sale or other disposition of any such investment are treated as income qualifying under the 95% gross income test. As to transactions entered into in taxable years beginning after October 22, 2004, any of our income from a "clearly identified" hedging transaction that is entered into by us in the normal course of business, directly or indirectly, to manage the risk of interest rate movements, price changes or currency fluctuations with respect to borrowings or obligations incurred or to be incurred by us, or such other risks that are prescribed by the IRS, is excluded from the 95% gross income test.

For transactions entered into after July 30, 2008, any of our income from a "clearly identified" hedging transaction that is entered into by us in the normal course of business, directly or indirectly, to manage the risk of interest rate movements, price changes or currency fluctuations with respect to borrowings or obligations incurred or to be incurred by us is excluded from the 95% and 75% gross income tests.

For transactions entered into after July 30, 2008, any of our income from a "clearly identified" hedging transaction entered into by us primarily to manage risk of currency fluctuations with respect to any item of income or gain that is included in gross income in the 95% and 75% gross income tests is excluded from the 95% and 75% gross income tests. In general, a hedging transaction is "clearly identified" if (1) the transaction is identified as a hedging transaction before the end of the day on which it is entered into and (2) the items or risks being hedged are identified "substantially contemporaneously" with the hedging transaction. An identification is not substantially contemporaneous if it is made more than 35 days after entering into the hedging transaction.

As to gains and items of income recognized after July 30, 2008, "passive foreign exchange gain" for any taxable year will not constitute gross income for purposes of the 95% gross income test and "real estate foreign exchange gain" for any taxable year will not constitute gross income for purposes of the 75% gross income test. Real estate foreign exchange gain is foreign currency gain (as defined in Code section 988(b)(1)) which is attributable to: (i) any qualifying item of income or gain for purposes of the 75% gross income test; (ii) the acquisition or ownership of obligations secured by mortgages on real property or interests in real property; or (iii) becoming or being the obligor under obligations secured by mortgages on real property or on interests in real property. Real estate foreign exchange gain also includes Code section 987 gain attributable to a qualified business unit (a "QBU") of a REIT if the QBU itself meets the 75% income test for the taxable year and the 75% asset test at the close of each quarter that the REIT has directly or indirectly held the QBU. Real estate foreign exchange gain also includes any other foreign currency gain as determined by the Secretary of the Treasury. Passive foreign exchange gain includes all real estate foreign exchange gain and foreign currency gain which is attributable to: (i) any qualifying item of income or gain for purposes of the 95% gross income test; (ii) the acquisition or ownership of obligations; (iii) becoming or being the obligor under obligations; and (iv) any other foreign currency gain as determined by the Secretary of the Treasury.

Generally, other than income from "clearly identified" hedging transactions entered into by us in the normal course of business, any foreign currency gain derived by us from dealing, or engaging in substantial and regular trading, in securities will constitute gross income which does not qualify under the 95% or 75% gross income tests.

Rents received by us will qualify as "rents from real property" for purposes of satisfying the gross income tests for a REIT only if several conditions are met:

- The amount of rent must not be based in whole or in part on the income or profits of any person, although rents generally will not be excluded merely because they are based on a fixed percentage or percentages of receipts or sales.
- Rents received from a tenant will not qualify as rents from real property if the REIT, or an owner of 10% or more of the REIT, also directly or constructively owns 10% or more of the tenant, unless the tenant is our TRS and certain other requirements are met with respect to the real property being rented.
- If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property."
- For rents to qualify as rents from real property, we generally must not furnish or render services to tenants, other than through a TRS or an "independent contractor" from whom we derive no income, except that we may directly provide services that are "usually or customarily rendered" in the geographic area in which the property is located in connection with the rental of real property for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience."
- A REIT may lease "qualified lodging facilities" and, for taxable years beginning after July 30, 2008, "qualified health care properties" on an arm's-length basis to a TRS if the property is operated on behalf of such subsidiary by a person who qualifies as an "eligible independent contractor," which generally is an "independent contractor" and who is, or is related to a person who is, actively engaged in the trade or business of operating qualified lodging facilities or qualified health care facilities, as applicable, for any person unrelated to us or our

TRS. Generally, the rent that the REIT receives from the TRS will be treated as "rents from real property" notwithstanding the limit on 10% owned tenants described above. A "qualified lodging facility" is a hotel, motel or other establishment where more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A "qualified health care property" includes a real property and any personal property that is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider of such services which is eligible for participation in the Medicare program with respect to such facility.

A REIT is permitted to render a de minimis amount of impermissible services to tenants and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the REIT during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the REIT directly or indirectly from the property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service or providing the management or operation. Furthermore, impermissible services may be furnished to tenants by a TRS subject to certain conditions, and we may still treat rents received with respect to the property as rent from real property.

The term "interest" generally does not include any amount if the determination of the amount depends in whole or in part on the income or profits of any person, although an amount generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage of receipts or sales. If a mortgage loan is collateralized by both real property and other property, all the interest on it will nevertheless qualify under the 75% gross income test if the amount of the loan did not exceed the fair market value of the real property at the time of the loan commitment.

License income and other income from the right to use property which is not properly characterized as a lease for federal income tax purposes will not qualify under either the 75% or 95% gross income tests. Rents from leases of our marina properties may not qualify under the 75% or 95% gross income tests to the extent of the portion of the rental income properly allocable to the value of the water rights associated with the marina.

Income from sales of property by a REIT which are held for sale to customers may be subject to a 100% prohibited transactions tax and do not constitute gross income for purposes of the 75% and 95% gross income tests. Properties we acquire for the purpose of developing and selling to third parties, such as certain interests in vacation ownership properties, are generally held by us through a TRS and subject to corporate level taxes. Net after-tax income of a TRS may be distributed to us and will be qualifying income for purposes of the 95% but not the 75% gross income test.

If a REIT acquires real property and personal property incident to such real property through a foreclosure or similar process following a default on a lease of such property or a default on indebtedness owed to the REIT that is secured by the property, and if the REIT makes a timely election to treat such property as "foreclosure property" under applicable provisions of the Code, net income (including any foreign currency gain) the REIT realizes from such property generally will be subject to tax at the maximum U.S. federal corporate income tax rate, regardless of whether the REIT distributes such income to its shareholders currently. However, such income will nonetheless qualify for purposes of the 75% and 95% gross income tests even if it would not otherwise be qualifying income for such purposes in the absence of the foreclosure property election.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are eligible for relief. For taxable years beginning on or before October 22, 2004, these relief provisions generally will be available if: (1) our failure to meet such tests was due to reasonable cause and not due to willful neglect; (2) we attach a schedule of the sources of our income to our return; and (3) any incorrect information on the schedule was not due to fraud with intent to evade tax. For taxable years beginning after October 22, 2004, these relief provisions generally will be available if (1) following our identification of the failure, we file a schedule for such taxable year describing each item of our gross income, and (2) the failure to meet such tests was due to reasonable cause and not due to willful neglect.

It is not now possible to determine the circumstances under which we may be entitled to the benefit of these relief provisions. If these relief provisions apply, a 100% tax is imposed on an amount equal to (a) the gross income attributable to (1) 75% of our gross income over the amount of qualifying gross income for purposes of the 75% income test and (2) 95% of our gross income (90% of our gross income for taxable years beginning on or before October 22, 2004) over the amount of qualifying gross income for purposes of the 95% income test, multiplied by (b) a fraction intended to reflect our profitability.

The Secretary of the Treasury is given broad authority to determine whether particular items of income or gain qualify or not under the 75% and 95% gross income tests, or are to be excluded from the measure of gross income for such purposes.

Asset Tests. Within 30 days after the close of each quarter of our taxable year, we must also satisfy several tests relating to the nature and diversification of our assets determined in accordance with generally accepted accounting principles. At least 75% of the value of our total assets must be represented by real estate assets, cash, cash items (including receivables arising in the ordinary course of our operation), government securities and qualified temporary investments. The term "real estate assets" includes real property, interests in real property, leaseholds of land or improvements thereon, and mortgages on the foregoing and any property attributable to the temporary investment of new capital (but only if such property is stock or a debt instrument and only for the one-year period beginning on the date the REIT receives such capital). When a mortgage is secured by both real property and other property, it is considered to constitute a mortgage on real property to the extent of the fair market value of the real property when the REIT is committed to make the loan or, in the case of a construction loan, the reasonably estimated cost of construction.

Although 25% of our assets generally may be invested without regard to the above restrictions, we are prohibited from owning securities representing more than 10% of either the vote (the "10% vote test") or value (the "10% value test") of the outstanding securities of any issuer other than a qualified REIT subsidiary, another REIT or a TRS. Further, no more than 25% of the total assets may be represented by securities of one or more TRSs (the "25% asset test") and no more than 5% of the value of our total assets may be represented by securities of any non-governmental issuer other than a qualified REIT subsidiary (the "5% asset test"), another REIT or a TRS. Each of the 10% vote test, the 10% value test and the 25% and 5% asset tests must be satisfied at the end of each quarter. There are special rules which provide relief if the value related tests are not satisfied due to changes in the value of the assets of a REIT.

Certain items are excluded from the 10% value test, including: (1) straight debt securities of an issuer (including straight debt that provides certain contingent payments); (2) any loan to an individual or an estate; (3) any rental agreement described in Section 467 of the Code, other than with a "related person"; (4) any obligation to pay rents from real property; (5) certain securities issued by a state or any subdivision thereof, the District of Columbia, a foreign government, or any political subdivision thereof, or the Commonwealth of Puerto Rico; (6) any security issued by a REIT; and (7) any other arrangement that, as determined by the Secretary of the Treasury, is excepted from the definition of security ("excluded securities"). Special rules apply to straight debt securities issued by corporations and entities taxable as partnerships for federal income tax purposes. If a REIT, or its TRS, holds (1) straight debt securities of a corporate or partnership issuer and (2) securities of such issuer that are not excluded securities and have an aggregate value greater than 1% of such issuer's outstanding securities, the straight debt securities will be included in the 10% value test.

A REIT's interest as a partner in a partnership is not treated as a security for purposes of applying the 10% value test to securities issued by the partnership. Further, any debt instrument issued by a partnership will not be a security for purposes of applying the 10% value test (1) to the extent of the REIT's interest as a partner in the partnership and (2) if at least 75% of the partnership's gross income (excluding gross income from prohibited transactions) would qualify for the 75% gross income test. For taxable years beginning after October 22, 2004, for purposes of the 10% value test, a REIT's interest in a partnership's assets is determined by the REIT's proportionate interest in any securities issued by the partnership (other than the excluded securities described in the preceding paragraph).

For taxable years beginning after July 30, 2008, if the REIT or its QBU uses a foreign currency as its functional currency, the term "cash" includes such foreign currency, but only to the extent such foreign currency is (i) held for use in the normal course of the activities of the REIT or QBU which give rise to items of income or gain that are included in the 95% and 75% gross income tests or are directly related to acquiring or holding assets qualifying under the 75% asset test, and (ii) not held in connection with dealing or engaging in substantial and regular trading in securities.

With respect to corrections of failures for which the requirements for corrections are satisfied after October 22, 2004, regardless of whether such failures occurred in taxable years beginning on, before or after such date, as to violations of the 10% vote test, the 10% value test or the 5% asset test, a REIT may avoid disqualification as a REIT by disposing of sufficient assets to cure a violation that does not exceed the lesser of 1% of the REIT's assets at the end of the relevant quarter or $10,000,000, provided that the disposition occurs within six months following the last day of the quarter in which the REIT first identified the violation. For violations of any of the REIT asset tests due to reasonable cause and not willful neglect that exceed the thresholds described in the preceding sentence, a REIT can avoid disqualification as a REIT after the close of a taxable quarter by taking certain steps, including disposition of sufficient assets within the six month period described above to meet the applicable asset test, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets and filing a schedule with the IRS that describes the non-qualifying assets.

Annual Distribution Requirements. In order to avoid being taxed as a regular corporation, we are required to make distributions (other than capital gain distributions) to our stockholders which qualify for the dividends paid deduction in an amount at least equal to (1) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the after-tax net income, if any, from foreclosure property, minus (2) a portion of certain items of non-cash income. These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular distribution payment after such declaration. Dividends we declare in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. The amount distributed must not be preferential. This means that every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates. Finally, as discussed above, we may be subject to an excise tax if we fail to meet certain other distribution requirements. We intend to make timely distributions sufficient to satisfy these annual distribution requirements.

It is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, or to distribute such greater amount as may be necessary to avoid income and excise taxation, due to, among other things, (1) timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of income and deduction of expenses in arriving at our taxable income, or (2) the payment of severance benefits that may not be deductible to us. For example, in the event of the default or financial failure of one or more tenants, we might be required to continue to accrue rent for some period of time under federal income tax principles even though we would not currently be receiving the corresponding amounts of cash. Similarly, under federal income tax principles, we might not be entitled to deduct certain expenses at the time those expenses are incurred. In either case, our cash available for making distributions might not be sufficient to satisfy the 90% distribution requirement. If the cash available to us is insufficient, we might raise cash in order to make the distributions by borrowing funds, issuing new securities or selling assets. In the event that timing differences occur, we may find it necessary to arrange for borrowings or, if possible, pay dividends in the form of taxable stock dividends in order to meet the distribution requirement.

Under certain circumstances, in the event of a deficiency determined by the IRS, we may be able to rectify a resulting failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for distributions paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay applicable penalties and interest based upon the amount of any deduction taken for deficiency dividend distributions.

Failure to Qualify as a REIT

If we fail to qualify for taxation as a REIT in any taxable year, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible nor will any particular amount of distributions be required to be made in any year. All distributions to stockholders will be taxable as ordinary income to the extent of current and accumulated earnings and profits allocable to these distributions and, subject to certain limitations, will be eligible for the dividends received deduction for corporate stockholders. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to statutory relief. Failure to qualify for even one year could result in our need to incur indebtedness or liquidate investments in order to pay potentially significant resulting tax liabilities. In addition, a failure by us to qualify as a REIT could significantly reduce the cash available to pay dividends on our common shares and interest on debt securities, and could materially reduce the value of our common share and debt securities.

In addition to the relief described above under "— Income Tests" and "— Asset Tests," relief is available in the event that we violate a provision of the Code that would result in our failure to qualify as a REIT if: (1) the violation is due to reasonable cause and not due to willful neglect; (2) we pay a penalty of $50,000 for each failure to satisfy the provision; and (3) the violation does not include a violation described under "— Income Tests" or "— Asset Tests" above. It is not now possible to determine the circumstances under which we may be entitled to the benefit of these relief provisions.

U.S. Federal Income Taxation of Holders of Our Stock

Treatment of Taxable U.S. Stockholders. The following summary applies to you only if you are a "U.S. stockholder." A "U.S. stockholder" is a holder of shares of stock who, for United States federal income tax purposes, is:

- a citizen or resident of the United States;

- a corporation, partnership or other entity classified as a corporation or partnership for these purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state;
- an estate, the income of which is subject to United States federal income taxation regardless of its source; or
- a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons, within the meaning of the Code, has the authority to control all of the trust's substantial decisions.

So long as we qualify for taxation as a REIT, distributions on shares of our stock made out of the current or accumulated earnings and profits allocable to these distributions (and not designated as capital gain dividends) will be includable as ordinary income for federal income tax purposes. None of these distributions will be eligible for the dividends received deduction for U.S. corporate stockholders.

Generally, for taxable years ending after May 6, 2003 through December 31, 2012, the maximum marginal rate of tax payable by individuals on dividends received from corporations that are subject to a corporate level of tax is 15%. For taxable years ending after December 31, 2012, this rate increased to 20%. Except in limited circumstances, this tax rate will not apply to dividends paid to you by us on our shares, because generally we are not subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders. The reduced maximum federal income tax rate will apply to that portion, if any, of dividends received by you with respect to our shares that are attributable to: (1) dividends received by us from non-REIT corporations or other TRSs; (2) income from the prior year with respect to which we were required to pay federal corporate income tax during the prior year (if, for example, we did not distribute 100% of our REIT taxable income for the prior year); or (3) the amount of any earnings and profits that were distributed by us and accumulated in a non-REIT year.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year), without regard to the period for which you held our stock. However, if you are a corporation, you may be required to treat a portion of some capital gain dividends as ordinary income.

If we elect to retain and pay income tax on any net long-term capital gain, you would include in income, as long-term capital gain, your proportionate share of this net long-term capital gain. You would also receive a refundable tax credit for your proportionate share of the tax paid by us on such retained capital gains, and you would have an increase in the basis of your shares of our stock in an amount equal to your includable capital gains less your share of the tax deemed paid.

You may not include in your federal income tax return any of our net operating losses or capital losses. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to you. In addition, any distribution declared by us in October, November or December of any year on a specified date in any such month shall be treated as both paid by us and received by you on December 31 of that year, provided that the distribution is actually paid by us no later than January 31 of the following year.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under "— General" and "— Qualification as a REIT — Annual Distribution Requirements" above. As a result, you may be required to treat as taxable dividends certain distributions that would otherwise result in a tax-free return of capital. Moreover, any "deficiency dividend" will be treated as a dividend (an ordinary dividend or a capital gain dividend, as the case may be), regardless of our earnings and profits. Any other distributions in excess of current or accumulated earnings and profits will not be taxable to you to the extent these distributions do not exceed the adjusted tax basis of your shares of our stock. You will be required to reduce the tax basis of your shares of our stock by the amount of these distributions until the basis has been reduced to zero, after which these distributions will be taxable as capital gain, if the shares of our stock are held as capital assets. The tax basis as so reduced will be used in computing the capital gain or loss, if any, realized upon sale of the shares of our stock. Any loss upon a sale or exchange of shares of our stock which were held for six months or less (after application of certain holding period rules) will generally be treated as a long-term capital loss to the extent you previously received capital gain distributions with respect to these shares of our stock.

Upon the sale or exchange of any shares of our stock to or with a person other than us or a sale or exchange of all shares of our stock (whether actually or constructively owned) with us, you will generally recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in these shares of our stock. This gain will be capital gain if you held these shares of our stock as a capital asset.

If we redeem any of your shares in us, the treatment can only be determined on the basis of particular facts at the time of redemption. In general, you will recognize gain or loss (as opposed to dividend income) equal to the difference between the amount received by you in the redemption and your adjusted tax basis in your shares redeemed if such redemption: (1) results in a "complete termination" of your interest in all classes of our equity securities; (2) is a "substantially disproportionate redemption"; or (3) is "not essentially equivalent to a dividend" with respect to you. In applying these tests, you must take into account your ownership of all classes of our equity securities (e.g., common stock, preferred stock, depositary shares and warrants). You also must take into account any equity securities that are considered to be constructively owned by you.

If, as a result of a redemption by us of your shares, you no longer own (either actually or constructively) any of our equity securities or only own (actually and constructively) an insubstantial percentage of our equity securities, then it is probable that the redemption of your shares would be considered "not essentially equivalent to a dividend" and, thus, would result in gain or loss to you. However, whether a distribution is "not essentially equivalent to a dividend" depends on all of the facts and circumstances, and if you rely on any of these tests at the time of redemption, you should consult your tax advisor to determine their application to the particular situation.

Generally, if the redemption does not meet the tests described above, then the proceeds received by you from the redemption of your shares will be treated as a distribution taxable as a dividend to the extent of the allocable portion of current or accumulated earnings and profits. If the redemption is taxed as a dividend, your adjusted tax basis in the redeemed shares will be transferred to any other shareholdings in us that you own. If you own no other shareholdings in us, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Gain from the sale or exchange of our shares held for more than one year is taxed at a maximum long-term capital gain rate, which is currently 20%. Pursuant to IRS guidance, we may classify portions of our capital gain dividends as gains eligible for the long-term capital gains rate or as gain taxable to individual stockholders at a maximum rate of 25%.

An additional tax of 3.8% generally will be imposed on the "net investment income" of U.S. stockholders who meet certain requirements and are individuals, estates or certain trusts for taxable years beginning after December 31, 2012. Among other items, "net investment income" generally includes gross income from dividends and net gain attributable to the disposition of certain property, such as shares of our stock. In the case of individuals, this tax will only apply to the extent such individual's modified adjusted gross income exceeds $200,000 ($250,000 for married couples filing a joint return and surviving spouses, and $125,000 for married individuals filing a separate return. U.S. stockholders should consult their tax advisors regarding the possible applicability of this additional tax in their particular circumstances.

Treatment of Tax-Exempt U.S. Stockholders. Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). The IRS has issued a published revenue ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on this ruling, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the shares of our stock with debt, a portion of its income from us will constitute UBTI pursuant to the "debt financed property" rules. Likewise, a portion of the Exempt Organization's income from us would constitute UBTI if we held a residual interest in a real estate mortgage investment conduit.

In addition, in certain circumstances, a pension trust that owns more than 10% of our stock is required to treat a percentage of our dividends as UBTI. This rule applies to a pension trust holding more than 10% of our stock only if: (1) the percentage of our income that is UBTI (determined as if we were a pension trust) is at least 5%; (2) we qualify as a REIT by reason of the modification of the Five or Fewer Requirement that allows beneficiaries of the pension trust to be treated as holding shares in proportion to their actuarial interests in the pension trust; and (3) either (i) one pension trust owns more than 25% of the value of our stock, or (ii) a group of pension trusts individually holding more than 10% of the value of our stock collectively own more than 50% of the value of our stock.

Backup Withholding and Information Reporting. Under certain circumstances, you may be subject to backup withholding at applicable rates on payments made with respect to, or cash proceeds of a sale or exchange of, shares of our stock. Backup withholding will apply only if you: (1) fail to provide a correct taxpayer identification number, which if you are an individual, is ordinarily your social security number; (2) furnish an incorrect taxpayer identification number; (3) are notified by the IRS that you have failed to properly report payments of interest or dividends; or (4) fail to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the IRS has not notified you that you are subject to backup withholding.

Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. You should consult with a tax advisor regarding qualification for exemption from backup withholding, and the procedure for obtaining an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a stockholder will be allowed as a credit against such stockholder's United States federal income tax liability and may entitle such stockholder to a refund, provided that the required information is provided to the IRS. In addition, withholding a portion of capital gain distributions made to stockholders may be required for stockholders who fail to certify their non-foreign status.

Taxation of Foreign Stockholders. The following summary applies to you only if you are a foreign person. The federal taxation of foreign persons is a highly complex matter that may be affected by many considerations.

Except as discussed below, distributions to you of cash generated by our real estate operations in the form of ordinary dividends, but not by the sale or exchange of our capital assets, generally will be subject to U.S. withholding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and you file with us the required form evidencing the lower rate.

In general, you will be subject to United States federal income tax on a graduated rate basis rather than withholding with respect to your investment in our stock if such investment is "effectively connected" with your conduct of a trade or business in the United States. A corporate foreign stockholder that receives income that is, or is treated as, effectively connected with a United States trade or business may also be subject to the branch profits tax, which is payable in addition to regular United States corporate income tax. The following discussion will apply to foreign stockholders whose investment in us is not so effectively connected. We expect to withhold United States income tax, as described below, on the gross amount of any distributions paid to you unless (1) you file an IRS Form W-8ECI with us claiming that the distribution is "effectively connected" or (2) certain other exceptions apply.

Distributions by us that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to you under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") as if these distributions were gains "effectively connected" with a United States trade or business. Accordingly, you will be taxed at the normal capital gain rates applicable to a U.S. stockholder on these amounts, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to FIRPTA may also be subject to a branch profits tax in the hands of a corporate foreign stockholder that is not entitled to treaty exemption.

We will be required to withhold from distributions subject to FIRPTA, and remit to the IRS, 35% of designated capital gain dividends, or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends. In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of the prior distributions not withheld against, will be treated as capital gain dividends for purposes of withholding.

Any capital gain dividend with respect to any class of stock that is "regularly traded" on an established securities market will be treated as an ordinary dividend if the foreign stockholder did not own more than 5% of such class of stock at any time during the taxable year. Foreign stockholders generally will not be required to report distributions received from us on U.S. federal income tax returns and all distributions treated as dividends for U.S. federal income tax purposes including any capital gain dividend will be subject to a 30% U.S. withholding tax (unless reduced under an applicable income tax treaty) as discussed above. In addition, the branch profits tax will no longer apply to such distributions.

Unless our shares constitute a "United States real property interest" within the meaning of FIRPTA or are effectively connected with a U.S. trade or business, a sale of our shares by you generally will not be subject to United States taxation. Our shares will not constitute a United States real property interest if we qualify as a "domestically controlled REIT." We believe that we, and expect to continue to, qualify as a domestically controlled REIT. A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by foreign stockholders. However, if you are a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, you will be subject to a 30% tax on such capital gains. In any event, a purchaser of our shares from you will not be required under FIRPTA to withhold on the purchase price if the purchased shares are "regularly traded" on an established securities market or if we are a domestically controlled REIT. Otherwise, under FIRPTA, the purchaser may be required to withhold 10% of the purchase price and remit such amount to the IRS.

Backup withholding tax and information reporting will generally not apply to distributions paid to you outside the United States that are treated as: (1) dividends to which the 30% or lower treaty rate withholding tax discussed above applies; (2) capital gains dividends; or (3) distributions attributable to gain from the sale or exchange by us of U.S. real property interests. Payment of the proceeds of a sale of stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that he or she is not a U.S. person (and the payor does not have actual knowledge that the beneficial owner is a U.S. person) or otherwise established an exemption. You may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Withholding tax at a rate of 30% will be imposed on certain payments to you or certain foreign financial institutions (including investment funds) and other non-U.S. persons receiving payments on your behalf, including distributions in respect of shares of our stock and gross proceeds from the sale of shares of our stock, if you or such institutions fail to comply with certain due diligence, disclosure and reporting rules, as set forth in recently issued Treasury regulations. Accordingly, the entity through which shares of our stock are held will affect the determination of whether such withholding is required. Withholding will apply to payments of dividends made after December 31, 2013, and to payments of gross proceeds from a sale of shares of our stock made after December 31, 2016. Stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the Internal Revenue Service to obtain the benefit of such exemption or reduction. Additional requirements and conditions may be imposed pursuant to an intergovernmental agreement, if and when entered into, between the United States and such institution's home jurisdiction. We will not pay any additional amounts to any stockholders in respect of any amounts withheld. You are encouraged to consult with your tax advisors regarding U.S. withholding taxes and the application of the recently issued Treasury regulations in light of your particular circumstances.

U.S. Federal Income and Estate Taxation of Holders of Our Debt Securities. The following is a general summary of the United States federal income tax consequences and, in the case that you are a holder that is a non-U.S. holder, as defined below, the United States federal estate tax consequences, of purchasing, owning and disposing of debt securities periodically offered under one or more indentures (the "notes"). This summary assumes that you hold the notes as capital assets. This summary applies to you only if you are the initial holder of the notes and you acquire the notes for a price equal to the issue price of the notes. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. In addition, this summary does not consider any foreign, state, local or other tax laws that may be applicable to us or a purchaser of the notes.

Taxable U.S. Holders of the Notes. The following summary applies to you only if you are a U.S. holder, as defined below.

Definition of a U.S. Holder. A "U.S. holder" is a beneficial owner of a note or notes that is for United States federal income tax purposes:

- a citizen or resident of the United States;
- a corporation, partnership or other entity classified as a corporation or partnership for these purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state;
- an estate, the income of which is subject to United States federal income taxation regardless of its source; or
- a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons, within the meaning of the Code, has the authority to control all of the trust's substantial decisions.

Payments of Interest. Stated interest on the notes generally will be taxed as ordinary interest income from domestic sources at the time it is paid or accrues in accordance with your method of accounting for tax purposes.

Sale, Exchange or Other Disposition of the Notes. The adjusted tax basis in your note acquired at a premium will generally be your cost. You generally will recognize taxable gain or loss when you sell or otherwise dispose of your notes equal to the difference, if any, between:

- the amount realized on the sale or other disposition, less any amount attributable to any accrued interest, which will be taxable in the manner described under "— Payments of Interest" above; and
- your adjusted tax basis in the notes.

Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income.

Redemption or Repurchase of the Notes. If we redeem or otherwise repurchase the notes, we may be obligated to pay additional amounts in excess of stated principal and interest. We intend to take the position that the notes should not be treated as contingent payment debt instruments because of this additional payment. Assuming such position is respected, a U.S. holder would be required to include in income the amount of any such additional payment at the time such payment is received or accrued in accordance with such U.S. holder's method of accounting for United States federal income tax purposes. If the IRS successfully challenged this position, and the notes were treated as contingent payment debt instruments, U.S. holders could be required to accrue interest income at a rate higher than the stated interest rate on the debt securities and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note. U.S. holders are urged to consult their tax advisors regarding the potential application to the notes of the contingent payment debt instrument rules and the consequences thereof.

Backup Withholding and Information Reporting. In general, "backup withholding" may apply to any payments made to you of principal and interest on your note, and to payment of the proceeds of a sale or other disposition of your note before maturity, if you are a non-exempt U.S. holder and: (1) fail to provide a correct taxpayer identification number, which if you are an individual, is ordinarily your social security number; (2) furnish an incorrect taxpayer identification number; (3) are notified by the IRS that you have failed to properly report payments of interest or dividends; or (4) fail to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the IRS has not notified you that you are subject to backup withholding.

The amount of any reportable payments, including interest, made to you (unless you are an exempt recipient) and the amount of tax withheld, if any, with respect to such payments will be reported to you and to the IRS for each calendar year. You should consult your tax advisor regarding your qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax, and amount withheld may be refunded to you and/or credited against your U.S. federal income tax liability, provided that required and correct information is provided to the IRS.

Non-U.S. Holders of the Notes. The following summary applies to you if you are a beneficial owner of a note and are not a U.S. holder, as defined above (a "non-U.S. holder").

Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies." Such entities are encouraged to consult their tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

U.S. Federal Withholding Tax. Subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent, in its capacity as such, of principal and interest on your notes under the "portfolio interest" exception of the Code, provided that:

- you do not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;
- you are not (1) a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership, as provided in the Code, or (2) a bank receiving interest described in Section 881(c)(3)(A) of the Code;
- such interest is not effectively connected with your conduct of a U.S. trade or business; and
- you provide a signed written statement, under penalties of perjury, which can reliably be related to you, certifying that you are not a U.S. person within the meaning of the Code and providing your name and address to:
- us or our paying agent; or
- a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of such statement.

Treasury regulations provide that:

- if you are a foreign partnership, the certification requirement will generally apply to your partners, and you will be required to provide certain information;
- if you are a foreign trust, the certification requirement will generally be applied to you or your beneficial owners depending on whether you are a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the Treasury regulations; and
- look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

If you cannot satisfy the portfolio interest requirements described above, payments of interest will be subject to the 30% United States withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable treaty or (2) IRS Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. Alternative documentation may be applicable in certain circumstances.

If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will be required to pay United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax provided the certification requirement described above is met) in the same manner as if you were a U.S. person, except as otherwise provided by an applicable tax treaty. If you are a foreign corporation, you may be required to pay a branch profits tax on the earnings and profits that are effectively connected to the conduct of your trade or business in the United States.

Recent legislation generally will impose U.S. withholding tax at a 30% rate on payments of interest (including original issue discount) and proceeds of sale in respect of debt instruments to certain non-U.S. holders if certain additional disclosure requirements related to U.S. ownership of such non-U.S. holders or U.S. accounts maintained by such non-U.S. holders are not satisfied. However, the withholding tax will not be imposed on payments pursuant to debt or other obligations outstanding as of March 18, 2012. If payment of withholding taxes is required, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such distributions and proceeds of a sale of such shares will be entitled to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts to non-U.S. holders in respect of any amounts withheld. These new withholding rules are generally effective for payments of interest made after December 31, 2013.

Sale, Exchange or other Disposition of Notes. You generally will not have to pay U.S. federal income tax on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes, unless:

- in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met;
- you are subject to tax provisions applicable to certain United States expatriates; or
- the gain is effectively connected with your conduct of a U.S. trade or business.

If you are described in the first bullet point above, you will be subject to United States federal income tax at a rate of 30% (or, if applicable, a lower treaty rate) on the gain derived from the sale, which may be offset by certain Untied States source capital losses, even though you are not considered a resident of the United States. If you are described in the second bullet above, you should consult your tax advisor regarding the potential liability for United States federal income tax on your gain realized on the notes. If you are engaged in a trade or business in the United States, and gain with respect to your notes is effectively connected with the conduct of that trade or business (and if an income tax treaty applies, you maintain a United States permanent establishment to which any such gain is generally attributable), you generally will be subject to U.S. income tax on a net basis on the gain as if you were a U.S. Holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax on your effectively connected earnings and profits for the taxable year, as adjusted for certain items.

U.S. Federal Estate Tax. If you are an individual and are not a U.S. citizen or a resident of the United States, as specially defined for U.S. federal estate tax purposes, at the time of your death, your notes will generally not be subject to the U.S. federal estate tax, unless, at the time of your death (1) you owned actually or constructively 10% or more of the total combined voting power of all our classes of stock entitled to vote, or (2) interest on the notes is effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting. Backup withholding will not apply to payments of principal or interest made by us or our paying agent, in its capacity as such, to you if you have provided the required certification that you are a non-U.S. holder as described in "— U.S. Federal Withholding Tax" above, and provided that neither we nor our paying agent have actual knowledge that you are a U.S. holder, as described in "— U.S. Holders" above. We or our paying agent may, however, report payments of interest on the notes.

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax. If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-U.S. office of a broker that:

- is a U.S. person, as defined in the Code;
- derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;
- is a "controlled foreign corporation" for U.S. federal income tax purposes; or

- is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Potential Legislation or Other Actions Affecting Tax Consequences. Current and prospective securities holders should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in our securities.

Available Information

We maintain a web site at www.cnllifestylereit.com containing additional information about our business, and a link to the Securities and Exchange Commission ("SEC") web site (www.sec.gov). The contents of the web site are not incorporated by reference in, or otherwise a part of, this report.

We make information available free of charge through our web site, as soon as practicable after we file them with the SEC, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, definitive proxy statements on Form 14A and if applicable, amendments to these reports.

Item 1A. RISK FACTORS

Real Estate and Other Investment Risks

The economic environment and general market conditions in recent years have affected certain of the lifestyle properties in which we invest. A continuation of such conditions could adversely affect our financial condition and results of operations.

The recent economic and market conditions have affected the value and operating performance of certain of our properties, resulted in tenant defaults, losses on lease terminations, loan loss provisions and impairment charges. Continued or worsening global economic conditions including unemployment rates, and rising oil prices, inflationary risk and rising costs, and a lack of consumer confidence with decreased consumer spending, could result in additional losses to us and have a negative impact on our results of operations, and we may not have sources of cash available to us in an amount sufficient to enable us to pay amounts due on our indebtedness.

The economic environment has affected certain of our tenants' ability to make rental payments to us in accordance with their lease agreement.

Some of our tenants have experienced difficulties or have been unable to obtain working capital lines of credit or renew their existing lines of credit due to the current state of the economy and the capital markets which impacted their ability to pay the full amount of rent due under their leases. As a result, we restructured the leases for certain tenants such that the rents are paid on a seasonal schedule with most, if not all, of the rent being paid during the tenants' seasonally busy period. In other cases, we restructured the lease terms to allow for rent deferrals or reductions for a period of time to provide temporary relief that then become payable in later periods of the lease term. In addition, we have refunded security deposits which must be replaced up to specified amounts and have provided lease allowances. The rent deferrals granted, the security deposits refunded and lease allowances paid reduced our cash flows from operating activities. Other restructures, such as the reductions in lease rates and the future amortization of lease allowances against rental income have reduced, and will continue to reduce, our net operating results and cash flows in current and future periods. Any significant reduction in our cash flow may cause us not to have sources of cash available to us in an amount sufficient to enable us to pay amounts due on our indebtedness.

Our operating results will experience seasonal fluctuations on properties in which we have engaged third-party managers to operate the properties on our behalf.

In certain circumstances, we have engaged third-party managers to operate the properties on our behalf as a result of tenant defaults or utilizing the TRS leasing structure. In these situations, we recognize the properties' operating revenues and expenses in our consolidated financial statements and may be subject to more direct operating risk. In addition, certain of our managed properties are seasonal in nature due to geographic location, climate and weather patterns. These properties will likely generate net operating losses during their non-peak months while generating most, if not all, of their operating income during their peak operating season. Our consolidated operating results will fluctuate quarter to quarter depending on the number and types of properties being managed by third-party operators and the seasonal results of those properties.

We will be exposed to various operational risks, liabilities and claims with respect to the properties that we have engaged third-party managers to operate on our behalf, which may adversely affect our operating results.

With respect to the properties that are managed by third-party operators, we are exposed to various operational risks, liabilities and claims in addition to those generally applicable to ownership of real property. These risks include the operator's inability to manage the properties and fulfill its obligations, increases in labor costs and services, cost of energy, insurance, operating supplies and litigation costs relating to accidents or injuries at the properties. Although we maintain reasonable levels of insurance, we cannot be certain the insurance will adequately cover all litigation costs relating to accidents or injuries. Any one or a combination of these factors, together with other market and conditions beyond our control, could result in operating deficiencies at our managed properties, which could have a material effect on our operating results and our ability to pay amounts due on our indebtedness.

Because our revenues are highly dependent on lease payments from our properties and interest payments from loans that we make, defaults by our tenants or borrowers would reduce our cash available for the repayment of our outstanding debt.

Our ability to repay any outstanding debt will depend upon the ability of our tenants and borrowers to make payments to us, and their ability to make these payments will depend primarily on their ability to generate sufficient revenues in excess of operating expenses from businesses conducted on our properties. For example, the ability of our tenants to make their scheduled payments to us will depend upon their ability to generate sufficient operating income at the property they operate. A tenant's failure or delay in making scheduled rent payments to us or a borrower's failure to make debt service payments to us may result from the tenant or borrower realizing reduced revenues at the properties it operates.

Discretionary consumer spending may affect the profitability of certain properties we acquire.

The financial performance of certain properties in which we have invested and may invest in the future depends in part on a number of factors relating to or affecting discretionary consumer spending for the types of services provided by businesses operated on these properties. Unfavorable local, regional, or national economic developments or uncertainties regarding future economic prospects have reduced consumer spending in the markets where we own properties and, when combined with the lack of available debt, have adversely affected certain of our tenants' businesses. As a result, certain of our tenants have experienced declines in operating results, and a number of our tenants have modified the terms of certain of their leases with us. Any continuation of such events that leads to lower spending on lifestyle activities could impact our tenants' ability to pay rent and may also adversely affect the operating results we recognize from the properties where we have engaged third party managers to operate on our behalf, thereby having a material effect on our operating results and our ability to pay amounts due on our indebtedness.

The inability to increase or maintain lease rates at our properties might affect the level of distributions to stockholders.

Given the nature of certain properties we have acquired or may acquire, the relative stagnation of base lease rates in certain sectors might not allow for substantial increases in rental revenue to us that could allow us to maintain or increase levels of distributions to stockholders.

Seasonal revenue variations in certain asset classes will require the operators of those asset classes to manage cash flow properly over time so as to meet their non-seasonal scheduled rent payments to us.

Certain of the properties in which we invest or may invest are generally seasonal in nature due to geographic location, climate and weather patterns. For example, revenue and profits at ski resorts and their related properties are substantially lower and historically result in losses during the summer months due to the closure of ski operations, while many attractions properties are closed during the winter months and produce the majority of their revenues and profits during summer months. As a result of the seasonal nature of certain business operations that may be conducted on properties we acquire, these businesses will experience seasonal variations in revenues that may require our operators to supplement revenue at their properties in order to be able to make scheduled rent payments to us or require us to, in certain cases, adjust their lease payments so that we collect more rent during their seasonally busy time.

Our real estate assets may be subject to impairment charges.

We periodically evaluate the recoverability of the carrying value of our real estate assets for impairment indicators. Factors considered in evaluating impairment of our existing real estate assets held for investment include significant declines in property operating profits, recurring property operating losses and other significant adverse changes in general market conditions. Generally, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of the asset over its estimated holding period are in excess of the asset's net book value at the balance sheet date. Investments in unconsolidated entities are not considered impaired if the estimated fair value of the investment exceeds the carrying value of the investment. Management makes assumptions and estimates when considering impairments and actual results could vary materially from these assumptions and estimates.

We do not have control over market and business conditions that may affect our success.

The following external factors, as well as other factors beyond our control, may reduce the value of properties that we acquire, the ability of tenants to pay rent on a timely basis, or at all, the amount of the rent to be paid, and the ability of borrowers to make loan payments on time, or at all:

- changes in general or local economic or market conditions;
- the pricing and availability of debt, operating lines of credit or working capital;
- increased costs of energy, insurance or products;
- increased costs and shortages of labor;
- increased competition;
- quality of management;
- failure by a tenant to meet its obligations under a lease;
- bankruptcy of a tenant or borrower;
- the ability of an operator to fulfill its obligations;
- limited alternative uses for properties;
- changing consumer habits;
- condemnation or uninsured losses;
- changing demographics; and
- changing government regulations including tax policies.

Further, the results of operations for a property in any one period may not be indicative of results in future periods, and the long-term performance of such property generally may not be comparable to, and cash flows may not be as predictable as, other properties owned by third parties in the same or similar industry. If tenants are unable to make lease payments or borrowers are unable to make loan payments as a result of any of these factors, we may have insufficient cash available to pay amounts due on our indebtedness.

Our exposure to typical real estate investment risks could reduce our income.

Our properties, loans and other permitted investments will be subject to the risks typically associated with investments in real estate. Such risks include the possibility that our properties will generate rent and capital appreciation, if any, at rates lower than we anticipated or will yield returns lower than those available through other investments or that the value of our properties will decline. Further, there are other risks by virtue of the fact that our ability to vary our portfolio in response to changes in economic and other conditions will be limited because of the general illiquidity of real estate investments. Income from our properties may be adversely affected by many factors including, but not limited to, an increase in the local supply of properties similar to our properties, a decrease in the number of people interested in participating in activities related to the businesses conducted on the properties that we acquire, adverse weather conditions, changes in government regulation, international, national or local economic deterioration, increases in energy costs and other expenses affecting travel, factors which may affect travel patterns and reduce the number of travelers and tourists, increases in operating costs due to inflation and other factors that may not be offset by increased revenue, and changes in consumer tastes.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental income from that property.

If one or more of our tenants file for bankruptcy protection, we may be precluded from collecting all sums due.

If one or more of our tenants, or the guarantor of a tenant's lease, commences, or is subject to an involuntary bankruptcy proceeding, any proceeding under any provision of the U.S. federal bankruptcy code, as amended, or any other legal or equitable proceeding under any bankruptcy, insolvency, rehabilitation, receivership or debtor's relief statute or law, (such proceedings being referred to as a "Bankruptcy Proceeding"), we may be unable to collect sums due under our lease(s) with that tenant. Any or all of the tenants, or a guarantor of a tenant's lease obligations, could be subject to a Bankruptcy Proceeding. A Bankruptcy Proceeding may bar our efforts to collect pre-bankruptcy debts from those entities or their properties unless we are able to obtain an enabling order from the bankruptcy court. If a lease is rejected by a tenant in bankruptcy, we would only have a general unsecured claim against the tenant, and may not be entitled to any further payments under the lease. We believe that our security deposits in the form of letters of credit would be protected from bankruptcy in most jurisdictions. However, a tenant's or lease guarantor's Bankruptcy Proceeding could hinder or delay efforts to collect past due balances under relevant leases or guarantees and could ultimately preclude collection of these sums. Such an event could cause a decrease or cessation of rental payments which would reduce our cash flow and the amount available to pay our indebtedness, including the notes. In the event of a Bankruptcy Proceeding, we cannot assure you that the tenant or its trustee will assume our lease. If a given lease, or guaranty of a lease, is not assumed, our cash flow and the amounts available to pay amounts due on our indebtedness, may be adversely affected.

Multiple property leases or loans with individual tenants or borrowers increase our risks in the event that such tenants or borrowers become financially impaired.

The value of our properties will depend principally upon the value of the leases entered into for properties that we acquire. Defaults by a tenant or borrower may continue for some time before we determine that it is in our best interest to terminate the lease of the tenant or foreclose on the property of the borrower. Tenants may lease more than one property, and borrowers may enter into more than one loan. As a result, a default by, or the financial failure of, a tenant or borrower could cause more than one property to become vacant or be in default or more than one lease or loan to become non-performing. Defaults or vacancies can reduce and have reduced our cash receipts and funds available for the payment of our indebtedness, and could decrease the resale value of affected properties until they can be re-leased.

Joint venture partners may have different interests than we have, which may negatively impact our control over our ventures and make it difficult to exit a joint venture after an impasse.

Investments in joint ventures involve the risk that our co-venturer may have economic or business interests or goals which, at a particular time, are inconsistent with our interests or goals, that the co-venturer may be in a position to take action contrary to our instructions, requests, policies or objectives, or that the co-venturer may experience financial difficulties and be unable to fund its share of required capital contributions. Among other things, actions by a co-venturer might subject assets owned by the joint venture to liabilities in excess of those contemplated by the terms of the joint venture agreement or to other adverse consequences. This risk is also present when we make investments in securities of other entities. If we do not have full control over a joint venture, the value of our investment will be affected to some extent by a third party that may have different goals and capabilities than ours, and if our joint approval is necessary there is a potential risk of impasse. In any joint venture, we may have the right to buy the other co-venturer's interest or to sell our own interest on specified terms and conditions in the event of an impasse regarding a sale. In the event of an impasse, it is possible that neither party will have the funds necessary to complete a buy-out. In addition, we may experience difficulty in locating a third-party purchaser for our joint venture interest and in obtaining a favorable sale price for the interest. As a result, it is possible that we may not be able to exit the relationship if an impasse develops. As a result, joint ownership of investments and investments in other entities may adversely affect our returns on investments and results of operations, and, therefore, cash available to pay distributions to stockholders and amounts due on our indebtedness, may be adversely affected.

We may be unable to identify and complete acquisitions on favorable terms or at all.

We continually evaluate the market of available properties and may acquire additional lifestyle properties when opportunities exist. Our ability to acquire properties on favorable terms may be subject to the following significant risks:

- we may be unable to acquire a desired property because of competition from other real estate investors with significant capital, including both publicly traded REITs and institutional investment funds;
- even if we are able to acquire a desired property, competition from other potential acquirors may significantly increase the purchase price or result in other less favorable terms;
- even if we enter into agreements for the acquisition of desired lifestyle properties, these agreements are typically subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction;
- we may be unable to finance acquisitions on favorable terms or at all; and
- we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

If we cannot complete property acquisitions on favorable terms, our financial condition, results of operations, cash flow, cash available for distribution and ability to satisfy our debt service obligations could be materially adversely affected.

Portfolio acquisitions are more difficult to complete than single asset acquisitions.

Sellers may require that a group of assets be purchased as a package, even though one or more of the assets in the portfolio does not meet our investment criteria. In such cases, we may attempt to make a joint bid with another buyer, or we may purchase the portfolio of assets with the intent to subsequently dispose of those assets which do not meet our investment criteria. In the case of joint bids, however, it is possible that the other buyer may default in its obligations, which increases the risk that the acquisition will not close, with the adverse consequences described above.

We may have difficulty selling real estate investments, and our ability to distribute all or a portion of the net proceeds from such sales to our stockholders may be limited.

In cases where we intend to dispose of assets that we do not wish to own, we cannot assure you that we will be able to sell or exchange such asset or assets in a timely manner or on terms beneficial or satisfactory to us. Real estate investments are relatively illiquid. We will have a limited ability to vary our portfolio in response to changes in economic or other conditions. We will also have a limited ability to sell assets in order to fund working capital and similar capital needs such as share redemptions. We expect to generally hold a real estate investment for the long term. When we sell any of our real estate investments, we may not realize a gain on such sale or the amount of our taxable gain could exceed the cash proceeds we receive from such sale. We may not distribute any proceeds from the sale of real estate investments to our stockholders. Rather, we may use such proceeds to:

- purchase additional real estate investments;
- repay debt;

- buy out interests of any co-venturers or other partners in any joint venture in which we are a party;
- purchase shares under our share redemption program;
- create working capital reserves; or
- make repairs, maintenance, tenant improvements or other capital improvements or expenditures to our other properties.

Our ability to sell our properties may also be limited by our need to avoid a 100% penalty tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to avoid such characterization and to take advantage of certain safe harbors under the Internal Revenue Code, we may determine to hold our properties for a minimum period of time, generally two years.

The real estate industry is capital intensive and we are subject to risks associated with ongoing needs for renovation and capital improvements to our properties as well as financing for such expenditures.

In order for us to remain competitive, our properties will have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. These capital improvements may give rise to the following risks:

- construction cost overruns and delays;
- a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on satisfactory terms; and
- disruptions in the operation of the properties while capital improvements are underway.

We do not control the management of our properties.

In order to maintain our status as a REIT for federal income tax purposes, we may not operate certain types of properties we acquire or participate in the decisions affecting their daily operations except under certain circumstances discussed below. Our success, therefore, will depend on our ability to select qualified and creditworthy tenants and managers who can effectively manage and operate the properties. Our tenants will be responsible for maintenance and other day-to-day management of the properties and, because our revenues will largely be derived from rents, our financial condition will be dependent on the ability of third-party tenants and/or operators to operate the properties successfully. We will attempt to enter into leasing agreements with tenants having substantial prior experience in the operation of the type of property being rented. However, there can be no assurance that we will be able to make such arrangements. Additionally, if we elect to treat property we acquire as a result of a borrower's default on a loan or a tenant's default on a lease as "foreclosure property" for federal income tax purposes, we will be required to operate that property through an independent contractor over whom we will not have control. If our tenants or third-party operators are unable to operate the properties successfully or if we select unqualified managers, then such tenants and operators might not be able to pay our rent, or generate sufficient property-level operating income for us, which could adversely affect our financial condition.

Adverse weather conditions may damage certain properties we acquire and/or reduce our operators' ability to make scheduled rent payments to us.

Weather conditions may influence revenues at certain types of properties we acquire. These adverse weather conditions include heavy snowfall (or lack thereof), hurricanes, tropical storms, high winds, heat waves, frosts, drought (or reduced rainfall levels), excessive rain, avalanches, mudslides and floods. Adverse weather could reduce the number of people participating in activities at properties we acquire and have acquired. Certain properties may be susceptible to damage from weather conditions such as hurricanes, which may cause damage (including, but not limited to property damage and loss of revenue) that is not generally insurable at commercially reasonable rates. Further, the physical condition of properties we acquire must be satisfactory to attract visitation. In addition to severe or generally inclement weather, other factors, including, but not limited to plant disease and insect infestation, as well as the quality and quantity of water, could adversely affect the conditions at properties we own and acquire or develop. Most properties have some insurance coverage that will offset such losses and fund needed repairs.

Potential losses may not be covered by insurance.

We maintain, or cause our operators to maintain, insurance including, but not limited to, liability, fire, wind, earthquake, and business income coverage on all of our properties that are not being leased on a triple-net basis under various insurance policies. We select policy specifications and insured limits which we believe to be appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for generally uninsured losses such as loss from riots, terrorist threats, war or nuclear reaction. Most of our policies, like those covering losses due to floods, are insured subject to limitations involving large deductibles or co-payments and policy limits which may not be sufficient to cover losses. While we carry earthquake insurance properties that are not being leased on a triple-net basis, the amount of our earthquake coverage may not be sufficient to fully cover losses from earthquakes. In addition, we may discontinue earthquake or other insurance on some or all of our properties in the future if the cost of premiums for any of these policies exceeds, in our judgment, the value of the coverage relative to the risk of loss. This risk may limit our ability to finance or refinance debt secured by our prosperities. Additionally, we could default under debt or other agreements if the cost and/or availability of certain types of insurance make it impractical or impossible to comply with covenants relating to the insurance we are required to maintain under such agreements. In such instances, we may be required to self-insure against certain losses or seek other forms of financial assurance.

Dramatic increases in insurance rates could adversely affect our cash flows and our ability to pay distributions to our stockholders.

We may not be able to obtain insurance coverage at reasonable rates due to high premium and/or deductible amounts. As a result, our cash flows could be adversely impacted due to these higher costs, which would adversely affect our ability to pay distributions to our stockholders.

If we set aside insufficient reserves for capital expenditures, we may be required to defer necessary property improvements.

If we do not have enough reserves for capital expenditures to supply needed funds for capital improvements throughout the life of the investment in a property and there is insufficient cash available from our operations, we may be required to defer necessary improvements to the property that may cause the property to suffer from a greater risk of obsolescence, a decline in value and/or a greater risk of decreased cash flow as a result of attracting fewer potential tenants to the property and adversely affecting our tenants' businesses. If we lack sufficient capital to make necessary capital improvements, then we may not be able to maintain projected rental rates for certain properties, and our results of operations and ability to pay distributions to stockholders and amounts due under our indebtedness may be adversely affected.

We may be required to defer property expansion during the foreclosure period after a tenant's default.

In cases where a tenant has defaulted and we have foreclosed on the leases and engaged a third-party manager to operate the property for a period of time, we are prohibited by tax regulations from conducting any new construction during the foreclosure period to expand these properties. The inability to continue to expand certain of our properties may reduce the competitiveness of such properties, and result in declining revenues and operating income. Our results of operations, and our ability to pay distributions to stockholders and amounts due on our indebtedness, may be adversely affected.

Our failure or the failure of the tenants and managers of our facilities to comply with licensing and certification requirements, the requirements of governmental programs, fraud and abuse regulations or new legislative developments may materially adversely affect the operations of our senior housing facilities.

The operations of our senior housing facilities are subject to numerous federal, state and local laws and regulations that are subject to frequent and substantial changes resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing laws. The ultimate timing or effect of any changes in these laws and regulations cannot be predicted. Failure to obtain licensure or loss or suspension of licensure or certification may prevent a facility from operating or result in a suspension of certain revenue sources until all licensure or certification issues have been resolved. Facilities may also be affected by changes in accreditation standards or procedures of accrediting agencies that are recognized by governments in the certification process. State laws may require compliance with extensive standards governing operations and agencies administering those laws regularly inspect such facilities and investigate complaints. Failure to comply with all regulatory requirements could result in the loss of the ability to provide or bill and receive payment for healthcare services at our senior housing properties. Additionally, transfers of operations of certain senior housing properties are subject to regulatory approvals not required for transfers of other types of commercial operations and real estate. We may have no direct control over the tenant's or manager's ability to meet regulatory requirements and failure to comply with these laws, regulations and requirements may materially adversely affect the operations of these properties.

Cost control and other healthcare reform measures may reduce reimbursement revenue available to certain of our senior housing properties.

The healthcare industry is facing various challenges, including increased government and private payor pressure on health care providers to control costs and the vertical and horizontal consolidation of healthcare providers. The pressure to control healthcare costs has intensified in recent years as a result of the national healthcare reform debate and has continued as Congress attempts to slow the rate of growth of federal healthcare expenditures as part of its effort to balance the federal budget. Similar debates are ongoing at the state level in many states. These trends are likely to lead to reduced or slower growth in reimbursement for services provided at some of our senior housing properties and could therefore result in reduced profitability of such properties, adversely affecting our rental income or results from investments in such properties, which may adversely affect our ability to pay distributions to stockholders and amounts due on our indebtedness.

The U.S. healthcare environment is changing in many ways, which may not be favorable to those of our senior housing properties offering healthcare services, as a result of recent federal healthcare legislation.

Health care, including the long-term care and assisted living sectors, remains a dynamic, evolving industry. On March 23, 2010, the Patient Protection and Affordable Care Act of 2010 was enacted and on March 30, 2010, the Health Care and Education Reconciliation Act was enacted, which in part modified the Patient Protection and Affordable Care Act, referred to collectively as the Health Care Reform Acts. Among other things, the Health Care Reform Acts serve as the primary vehicle for comprehensive healthcare reform in the United States. The Health Care Reform Acts are intended to reduce the number of individuals in the United States without health insurance and effect significant other changes to the ways in which healthcare is organized, delivered and reimbursed. The legislation will become effective in a phased approach, beginning in 2010 and concluding in 2018. At this time, the effects of the legislation and its impact on our business are not yet known. Our business could be materially and adversely affected by the two Acts and further governmental initiatives undertaken pursuant to the Health Care Reform Acts.

We may incur significant costs complying with the Americans with Disabilities Act and similar laws.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. We have not conducted an audit or investigation of all of our properties to determine our compliance with the ADA. If one or more of our properties does not comply with the ADA, then we would be required to incur additional costs to bring the property into compliance. Additional federal, state and local laws also may require modifications to our properties or restrict our ability to renovate our properties. We cannot predict the ultimate cost of compliance with the ADA or other legislation. If we incur substantial costs to comply with the ADA and any other similar legislation, our financial condition, results of operations, cash flow, cash available for distribution and ability to satisfy our debt service obligations could be materially adversely affected.

The current U.S. housing market may adversely affect our operators' and tenants' ability to increase or maintain occupancy levels at, and rental income from, our senior housing facilities which may impact the amount of distributions and earnings we receive from our unconsolidated venture that owns senior housing facilities.

The performance of the senior housing sector is linked to the performance of the general economy and, specifically, the housing market in the United States. It is also sensitive to personal wealth and available fixed income of seniors and their adult children. Declines in home values, consumer confidence and net worth due to adverse general economic conditions may reduce demand for senior housing properties. Our tenants and operators in our senior housing facilities may experience relatively flat or declining occupancy levels in the near-term due to falling home prices, declining incomes, stagnant home sales and other economic factors. Seniors may choose to postpone their plans to move into senior housing facilities rather than sell their homes at a loss or for a profit below their expectations. Moreover, tightening lending standards have made it more difficult for potential buyers to obtain mortgage financing, all of which have contributed to the declining home sales. Any future rise in interest rates may compound or prolong this problem. In addition, the senior housing segment may continue to experience a decline in occupancy associated with private pay residents choosing to move out of the facilities to be cared for at home by relatives due to the weak economy. A material decline in occupancy levels and revenues may make it more difficult for them to meet scheduled rent payments to us, which could adversely affect our financial condition.

Events which adversely affect the ability of seniors to afford our daily resident fees could cause the occupancy rates, resident fee revenues and results of operations of our senior housing facilities to decline.

Costs to seniors associated with certain types of the senior housing properties generally are not reimbursable under government reimbursement programs such as Medicaid and Medicare. Substantially all of the resident fee revenues generated by our facilities will be derived from private payment sources consisting of income or assets of residents or their family members. Only seniors with income or assets meeting or exceeding certain standards can typically afford to pay our daily resident and service fees and, in some cases, entrance fees. Economic downturns such as the one recently experienced in the United States, reductions or declining growth of government entitlement programs, such as social security benefits, or stock market volatility could adversely affect the ability of seniors to afford the fees for our senior housing facilities. If our tenants or managers are unable to attract and retain seniors with sufficient income, assets or other resources required to pay the fees associated with assisted and independent living services, the occupancy rates, resident fee revenues and results of operations for these facilities could decline, which, in turn, could have a material adverse effect on our business and our ability to pay amounts due on our indebtedness.

Increased competition for customers may reduce the ability of certain of our operators to make scheduled rent payments to us or affect our operating results.

The types of properties in which we invest are expected to face competition for customers from other similar properties, both locally and nationally. For example, competing senior housing properties may be located near the senior housing properties we own or acquire. Similarly, golf courses we acquire will compete in each market with other golf courses some of which may have greater resources than our golf courses. Any decrease in revenues due to such competition at any of our properties may adversely affect our operators' ability to make scheduled rent payments to us and with respect to certain of our senior housing and lodging properties leased to TRS entities, may adversely affect our operating results of those properties.

Existing senior housing and healthcare properties that we may acquire may be subject to unknown or contingent liabilities which could cause us to incur substantial costs.

We anticipate that we will acquire operating senior housing and healthcare properties. Such senior housing and healthcare properties may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. In general, the representations and warranties provided under transaction agreements related to our acquisition of senior housing and healthcare properties may not survive the closing of the transactions. While we will likely seek to require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification may be limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on indemnifiable losses. There is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these properties may exceed our expectations, and we may experience other unanticipated adverse effects, all of which may adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

We invest in private-pay senior housing properties, an asset class of the senior housing sector that is highly competitive.

Private-pay senior housing is a competitive asset class of the senior housing sector. Our senior housing properties will compete on the basis of location, affordability, quality of service, reputation and availability of alternative care environments. Our senior housing properties also will rely on the willingness and ability of seniors to select senior housing options. Our property operators may have competitors with greater marketing and financial resources and may be able to offer incentives or reduce fees charged to residents thereby potentially reducing the perceived affordability of our properties during downturns in the economy. Additionally, the high demand for quality caregivers in a given market could increase the costs associated with providing care and services to residents. These and other factors could cause the amount of our revenue generated by private payment sources to decline or our operating expenses to increase. In periods of weak demand, as has occurred during the current general economic recession, profitability may be negatively affected by the relatively high fixed costs of operating a senior housing property.

The inability of seniors to sell their homes could negatively impact occupancy rates, revenues, cash flows and results of operations of the properties we acquire.

Downturns in U.S. housing markets could cause seniors to experience difficulty selling their homes, which could impact their ability to relocate into or finance their stays at our senior housing properties with private resources. Specifically, these difficulties could adversely affect the ability (or perceived ability) of seniors to afford the entrance fees and resident fees, as potential residents frequently use the proceeds from the sale of their homes to cover the cost of these fees.

Significant legal actions brought against the tenants or managers of our senior housing properties could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to meet their obligations to us.

As is typical in the healthcare industry, the tenants or managers of our senior housing properties may be subject to claims that their services have resulted in resident injury or other adverse effects. Many of these tenants or managers may have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage that will be maintained by such tenants or managers, whether through commercial insurance or self-insurance, may not cover all claims made against them or continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to our tenants or managers due to state law prohibitions or limitations of availability. As a result, tenants of our medical office buildings and healthcare-related facilities operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits. We also believe that there has been, and will continue to be, an increase in governmental investigations of certain healthcare providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or government investigation could lead to potential termination from government programs, large penalties and fines and otherwise have a material adverse effect on a facility operator's financial condition. If a tenant or manager is unable to obtain or maintain insurance coverage, if judgments are obtained in excess of the insurance coverage, if a tenant or manager is required to pay uninsured punitive damages, or if a tenant or manager is subject to an uninsurable government enforcement action, the tenant or manager could be exposed to substantial additional liabilities, which could result in its bankruptcy or insolvency or have a material adverse effect on a tenant's or manager's business and its ability to meet its obligations to us, which in turn could have a material adverse effect on our business, financial condition and results of operations and our ability to pay distributions to our stockholders.

We will be exposed to various operational risks, liabilities and claims with respect to our senior housing properties that may adversely affect our ability to generate revenues and/or increase our costs.

Through our ownership of senior housing properties, we will be exposed to various operational risks, liabilities and claims with respect to our properties in addition to those generally applicable to ownership of real property. These risks include fluctuations in occupancy levels, the inability to achieve economic resident fees (including anticipated increases in those fees), rent control regulations, and increases in labor costs (as a result of unionization or otherwise) and services. Any one or a combination of these factors, together with other market and business conditions beyond our control, could result in operating deficiencies at our senior housing properties, which could have a material adverse effect on our facility operators' results of operations and their ability to meet their obligations to us and operate our properties effectively and efficiently, which in turn could adversely affect us.

Unanticipated expenses and insufficient demand for senior housing properties could adversely affect our profitability.

As part of our investment strategy, we may acquire senior housing properties in geographic areas where potential customers may not be familiar with the benefits of and care provided by that particular property. As a result, we may have to incur costs relating to the opening, operation and promotion of such properties that are substantially greater than those incurred in other areas where the properties are better known by the public. These properties may attract fewer residents than other senior housing properties we may acquire and may have increased costs, such as for marketing expenses, adversely affecting the results of operations of such properties as compared to those properties that are better known.

If our operators fail to cultivate new or maintain existing relationships with residents in the markets in which they operate, our occupancy percentage, payor mix and resident rates may deteriorate, which could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to you.

We intend to build relationships with several key operators, which will make us extremely dependent on those select operators. The ability of our operators to improve the overall occupancy percentage, payor mix and resident rates at our senior housing and other healthcare facilities, depends on our operators' reputation in the communities they serve and our operators' ability to successfully market our facilities to potential residents. A large part of our operators' marketing and sales effort will be directed towards cultivating and maintaining relationships with key community organizations that work with seniors, physicians and other healthcare providers in the communities where our facilities are located, whose referral practices significantly affect the choices seniors make with respect to their long-term care needs. If our operators are unable to successfully cultivate and maintain strong relationships with these community organizations, physicians and other healthcare providers, occupancy rates at our facilities could decline, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to you.

Some tenants of medical healthcare properties are subject to fraud and abuse laws, the violation of which by a tenant may jeopardize the tenant's ability to make rent payments to us.

There are various federal and state laws prohibiting fraudulent and abusive business practices by healthcare providers who participate in, receive payments from or are in a position to make referrals in connection with government-sponsored healthcare programs, including the Medicare and Medicaid programs. Any lease arrangements we may enter into with certain tenants could also be subject to these fraud and abuse laws concerning Medicare and Medicaid. Examples of these laws include the Federal Anti-Kickback Statute, the Federal Physician Self-Referral Prohibition, the False Claims Act, and the Civil Monetary Penalties Law. Additionally, states in which the facilities are located may have similar fraud and abuse laws. These laws include penalties for violations that range from punitive sanctions, damage assessments, penalties, imprisonment, denial of Medicare and Medicaid payments and exclusion from the Medicare and Medicaid programs. Investigation by a federal or state governmental body for violation of fraud and abuse laws or imposition of any of these penalties upon one of our tenants could jeopardize that tenant's ability to operate or to make rent payments, which may have a material adverse effect on our business, financial condition and results of operations and our ability to make cash distributions.

Our TRS structure subjects us to the risk that the leases with our TRS lessees do not qualify for tax purposes as arm's-length, which would expose us to potentially significant tax penalties.

Lessees of properties held in our TRSs, i.e., certain senior housing properties, will incur taxes or accrue tax benefits consistent with a "C" corporation. If the leases between us and our TRS lessees were deemed by the Internal Revenue Service to not reflect an arm's-length transaction as that term is defined by tax law, we may be subject to significant tax penalties as the lessor that would adversely impact our profitability and our cash flows.

Increased competition for customers may reduce the ability of certain of our operators to make scheduled rent payments to us.

The types of properties in which we invest are expected to face competition for customers from other similar properties, both locally and nationally. For example, competing golf courses may be located near the golf courses we own or acquire. Similarly, marinas we own or acquire compete in each market with other marinas, some of which may have greater resources than our marinas, for a limited number of boaters seeking boat rental slips. Any decrease in revenues due to such competition at any of our properties may adversely affect our operators' ability to make scheduled rent payments to us, which may affect our results of operations and our ability to pay amounts due on our indebtedness, including the notes.

We will have no economic interest in the land beneath ground lease properties we have and will acquire in the future.

A significant number of the properties that we have acquired are on land owned by a governmental entity or other third party, while we own a leasehold, permit, or similar interest. This means that while we have a right to use the property, we do not retain fee ownership in the underlying land. Accordingly, with respect to such properties, we will have no economic interest in the land or buildings at the expiration of the ground lease or permit. As a result, although we will share in the income stream derived from the lease or permit, we will not share in any increase in value of the land associated with the underlying property. Further, because we do not completely control the underlying land, the governmental or other third party owners that lease this land to us could take certain actions to disrupt our rights in the properties or our tenants' operation of the properties or take the properties in an eminent domain proceeding. While we do not think such interruption is likely, such events are beyond our control. If the entity owning the land under one of our properties chose to disrupt our use either permanently or for a significant period of time, then the value of our assets could be impaired and our results of operations and ability to pay amounts due on our indebtedness, including the notes, could be adversely affected.

Marinas, ski resorts, golf courses and other types of properties in which we may invest may not be readily adaptable to other uses.

Ski resorts and related properties, marinas, golf courses and other types of properties in which we may invest are specific-use properties that have limited alternative uses. Therefore, if the operations of any of our properties in these sectors, such as our ski properties, become unprofitable for our tenant or operator due to industry competition, a general deterioration of the applicable industry or otherwise, such that the tenant becomes unable to meet its obligations under its lease, then we may have great difficulty re-leasing the property and the liquidation value of the property may be substantially less than would be the case if the property were readily adaptable to other uses. Should any of these events occur, our income and cash available to pay our indebtedness, including the notes, and the value of our property portfolio, could be reduced.

We compete with other companies for investments.

We anticipate that we will continue to compete with other companies and investors, including other REITs, real estate partnerships, mutual funds, institutional investors, specialty finance companies, opportunity funds, banks and insurance companies, for the acquisition of properties, loans and other permitted investments that we seek to acquire or make. Some of the other entities that we may compete with for acquisition opportunities will have substantially greater experience acquiring and owning the types of properties, loans or other permitted investments in which we seek to acquire or make, as well as greater financial resources and a broader geographic knowledge base than we have. As a result, competition may reduce the number of suitable acquisition opportunities available to us.

We may not control our joint ventures.

Our independent directors must approve all joint venture or general partnership arrangements. Subject to that approval, we may enter into a joint venture with an unaffiliated party to purchase a property or to make loans or other permitted investments, and the joint venture or general partnership agreement relating to that joint venture or partnership may provide that we will share with the unaffiliated party management control of the joint venture. For instance, with respect to the commercial retail property we own with Intrawest Corporation at five ski resorts, the Dallas Market Center and our joint ventures with Sunrise Senior Living, Inc., our venture partners share approval rights on many major decisions. Those venture partners may have differing interests from ours and the power to direct the joint venture or partnership on certain matters in a manner with which we do not agree. In the event the joint venture or general partnership agreement provides that we will have sole management control of the joint venture, the agreement may be ineffective as to a third party who has no notice of the agreement, and we may therefore be unable to control fully the activities of the joint venture. Should we enter into a joint venture with another program sponsored by an affiliate, we do not anticipate that we will have sole management control of the joint venture. In addition, when we invest in properties, loans or other permitted investments indirectly through the acquisition of interests in entities that own such properties, loans or other permitted investments, we may not be able to control the management of such assets.

Our properties may be subject to environmental liabilities that could significantly impact our return from the properties and the success of our ventures.

Operations at certain of the properties we have acquired or may acquire in the future, or which are used to collateralize loans we have made or may make, may involve the use, handling, storage, and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials such as herbicides, pesticides, fertilizers, motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels, and sewage. Accordingly, the operations of certain properties we acquire will be subject to regulation by federal, state, and local authorities establishing health and environmental quality standards. In addition, certain of our properties may maintain and operate underground storage tanks, or USTs, for the storage of various petroleum products. USTs are generally subject to federal, state, and local laws and regulations that require testing and upgrading of USTs and the remediation of contaminated soils and groundwater resulting from leaking USTs.

As an owner of real estate, various federal and state environmental laws and regulations may require us to investigate and clean up certain hazardous or toxic substances, asbestos-containing materials, or petroleum products located on, in or emanating from our properties. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the release of hazardous substances. Asbestos-containing building materials are subject to management and maintenance requirements under environmental laws, and owners and operators may be subject to penalty for noncompliance. Environmental laws may allow suits by third parties for recovery from owners or operators for personal injury related to exposure to asbestos-containing building materials.

We may also be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by those parties in connection with the contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Other environmental laws impose liability on a previous owner of property to the extent hazardous or toxic substances were present during the prior ownership period. A transfer of the property may not relieve an owner of such liability; therefore, we may have liability with respect to properties that we or our predecessors sold in the past.

The presence of contamination or the failure to remediate contamination at any of our properties may adversely affect our ability to sell or lease the properties or to borrow using the properties as collateral. Some of our tenants routinely handle hazardous substances and wastes at our properties. Environmental laws and regulations subject our tenants, and potentially us, to liability resulting from these activities or from previous activities at the properties. Environmental liabilities could also affect the ability of our tenants to meet their obligations to pay us for leasing the properties. While our leases are expected to provide that the tenant is solely responsible for any environmental hazards created during the term of the lease, we or an operator of a site may be liable to third parties for damages and injuries resulting from environmental contamination coming from the site.

All of our properties have been or will be acquired subject to satisfactory Phase I environmental assessments, which assessments generally involve the inspection of site conditions without invasive testing such as sampling or analysis of soil, groundwater or other conditions, or satisfactory Phase II environmental assessments, which generally involve the testing of soil, groundwater or other conditions. Our Board of Directors and our Advisor may determine that we will acquire a property in which a Phase I or Phase II environmental assessment indicates that a problem exists and has not been resolved at the time the property is acquired, provided, however, that if it is a material problem: (i) the seller has (a) agreed in writing to indemnify us and/or (b) established an escrow fund with cash equal to a predetermined amount greater than the estimated costs to remediate the problem; or (ii) we have negotiated other comparable arrangements, including, but not limited to, a reduction in the purchase price. We cannot be sure, however, that any seller will be able to pay under an indemnity we obtain or that the amount in escrow will be sufficient to pay all remediation costs. Further, we cannot be sure that all environmental liabilities associated with the properties that we may acquire from time to time will have been identified or that no prior owner, operator or current occupant will have created an environmental condition not known to us. Moreover, we cannot be sure that: (i) future laws, ordinances or regulations will not impose any material environmental liability on us; (ii) that the assessment failed to reveal material adverse environmental conditions, liabilities, or compliance concerns, or (iii) the environmental condition of the properties that we may acquire from time to time will not be affected by tenants and occupants of the properties, by the condition of land or operations in the vicinity of the properties (such as the presence of USTs), or by third parties unrelated to us. Environmental liabilities that we may incur could have an adverse effect on our financial condition, results of operations or our ability to pay distributions to stockholders and amounts due on our indebtedness. In addition to the risks associated with potential environmental liabilities discussed above, compliance with environmental laws and regulations that govern our properties may require expenditures and modifications of development plans and operations that could have a detrimental effect on the operations of the properties and our financial condition, results of operations and ability to pay distributions to stockholders and amounts due on our indebtedness. There can be no assurance that the application of environmental laws, regulations or policies, or changes in such laws, regulations and policies, will not occur in a manner that could have a detrimental effect on any property we may acquire.

Mold or other indoor air quality issues may exist or arise in the future at our properties, and they could result in our being liable for adverse health effects and remediation costs.

Excessive moisture accumulation in our buildings or on our building materials may trigger mold growth, and the problem may be exacerbated if the moisture is either undiscovered or not addressed immediately. Mold may emit airborne toxins or irritants. Inadequate ventilation, chemical contamination, and other biological contaminants (including pollen, viruses and bacteria) can also impair indoor air quality. Impaired indoor air quality may cause a variety of adverse health effects such as allergic reactions. If mold or other airborne contaminants exist or appear at our properties, we may have to undertake a costly remediation program to contain or remove the contaminants or increase indoor ventilation. If indoor air quality were impaired, we could be liable to our tenants, their employees or others for property damage or personal injury.

Legislation and government regulation may adversely affect the development and operations of properties we may acquire.

In addition to being subject to environmental laws and regulations, certain of the development plans and operations conducted or to be conducted on properties we have acquired and may acquire in the future require permits, licenses and approvals from certain federal, state and local authorities. For example, ski resort operations often require federal permits from the U.S. Forest Service to use forests as ski slopes. Material permits, licenses or approvals may be terminated, not renewed or renewed on terms or interpreted in ways that are materially less favorable to the properties we purchase. Furthermore, laws and regulations that we or our operators are subject to may change in ways that are difficult to predict. There can be no assurance that the application of laws, regulations or policies, or changes in such laws, regulations and policies, will not occur in a manner that could have a detrimental effect on any property we may acquire, the operations of such property and the amount of rent we receive from the tenant of such property.

Governmental regulation with respect to water use by ski resorts and golf courses could negatively impact ski resorts and golf courses we acquire.

The rights of ski resorts, golf courses and related properties that we have acquired or may acquire in the future to use various water sources on or about their properties may also be subject to significant restrictions or the rights of other riparian users and the public generally. Certain ski resorts, golf courses and related properties we have acquired or may acquire in the future and the municipalities in which they are located may be dependent upon a single source of water, which sources could be historically low or inconsistent. Such a problem with water may lead to disputes and litigation over, and restrictions placed on, water use. Disputes and litigation over water use could damage the reputation of ski resorts, golf courses and related properties we have acquired or may acquire in the future and could be expensive to defend, and together with restrictions placed on water use, could have a material adverse effect on the business and operating results of our ski resorts, golf courses and related properties.

Governmental regulation of marinas with respect to dredging or damming could negatively impact marinas we acquire.

Marinas that we have acquired or may acquire in the future must be dredged from time to time to remove the silt and mud that collect in harbor areas as a result of, among other factors, heavy boat traffic, tidal flow, water flow and storm runoff. Dredging and disposing of the dredged material can be very costly and may require permits from various governmental authorities. In addition, the Army Corps of Engineers often has the authority to dam rivers and lakes, which can negatively affect our marinas. If we or our marina tenants or operators engaged by our marina tenants cannot timely obtain the permits necessary to dredge marinas or dispose of the dredged material, if dredging is not practical or is exceedingly expensive, or damming drops water levels, the operations of the marina could be materially and adversely affected, which could have a negative impact on our financial condition and our ability to pay amounts due on our indebtedness, including the notes.

Government budget deficits could lead to a reduction in Medicare and Medicaid reimbursement.

The recent slowdown in the U.S. economy has negatively affected state budgets, which may put pressure on states to decrease reimbursement rates with the goal of decreasing state expenditures under state Medicaid programs. The need to control Medicaid expenditures may be exacerbated by the potential for increased enrollment in state Medicaid programs due to unemployment, declines in family incomes and eligibility expansions authorized by the recently enacted healthcare reform law. These potential reductions could be compounded by the potential for federal cost-cutting efforts that could lead to reductions in reimbursement rates under the federal Medicare program, state Medicaid programs and other healthcare-related programs. Potential reductions in reimbursements under these programs could negatively impact the ability of our operators and their ability to meet their obligations to us.

Lending Related Risks

Our loans may be affected by unfavorable real estate market conditions.

When we make loans, we are at risk of default on those loans caused by many conditions beyond our control, including local and other economic conditions affecting real estate values and interest rate levels. We do not know whether the values of the properties collateralizing mortgage loans will remain at the levels existing on the dates of origination of the loans. If the values of the underlying properties drop or in some instances fail to rise, our risk will increase and the value of our interests may decrease.

Foreclosures create additional ownership risks that could adversely impact our returns on mortgage investments.

When we acquire a property by foreclosure following defaults under our mortgage, bridge or mezzanine loans, we have the economic and liability risks as the owner of such property. This additional liability could adversely impact our returns on mortgage investments.

Our loans will be subject to interest rate fluctuations.

If we invest in fixed-rate, long-term loans and interest rates rise, the loans will yield a return lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that loans are prepaid, because we will not be able to make new loans at the previously higher interest rate.

Lack of principal amortization of loans increases the risk of borrower default at maturity and delays in liquidating defaulted loans could reduce our investment returns and our cash available for distributions and payment of our indebtedness.

Certain of the loans that we have made do not require the amortization of principal during their term. As a result, a substantial amount of, or the entire principal balance of, such loans will be due in one balloon payment upon maturity. Failure to amortize the principal balance of loans may increase the risk of a default during the term, and at maturity, of loans. In addition, certain of our loans have or may have a portion of the interest accrued and payable upon maturity. We may not receive any of that accrued interest if our borrower defaults. A default under loans could have a material adverse effect on our ability to pay amounts due on our indebtedness, including the exchange notes. Further, if there are defaults under our loans, we may not be able to repossess and sell the underlying properties or other security quickly. The resulting time delay could reduce the value of our investment in the defaulted loans. An action to foreclose on a mortgaged property securing a loan is regulated by state statutes and rules and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due on our loan. Any failure or delay by a borrower in making scheduled payments to us may adversely affect our ability to pay distributions to stockholders and amounts due on our indebtedness.

We may make loans on a subordinated and unsecured basis and may not be able to collect outstanding principal and interest.

Although our loans to third parties are usually collateralized by properties pledged by such borrowers, we have made loans that are unsecured and/or subordinated in right of payment to such third parties' existing and future indebtedness. In the event of a foreclosure, bankruptcy, liquidation, winding up, reorganization or other similar proceeding relating to such third party, and in certain other events, such third party's assets may only be available to pay obligations on our unsecured loans after the third party's other indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay the principal or interest on the unsecured loans we may make.

Financing Related Risks

Anticipated borrowing creates risks.

We have borrowed and will continue to borrow money to acquire assets, to preserve our status as a REIT, or for other corporate purposes. We generally mortgage or put a lien on one or more of our assets in connection with any borrowing. We intend to maintain one or more revolving lines of credit of up to $150 million to provide financing for the acquisition of assets, although our Board of Directors could determine to borrow a greater amount. We may repay the line of credit using proceeds from the sale of assets, working capital or long-term financing. We also have obtained, and intend to continue to obtain, long-term financing. We may not borrow more than 300% of the value of our net assets without the approval of a majority of our independent directors and the borrowing must be disclosed and explained to our stockholders in our first quarterly report after such approval. Borrowing may be risky if the cash flow from our properties and other permitted investments is insufficient to meet our debt obligations. In addition, our lenders may seek to impose restrictions on future borrowings, distributions to stockholders and operating policies, including with respect to capital expenditures and asset dispositions. If we mortgage assets or pledge equity as collateral and we cannot meet our debt obligations, then the lender could take the collateral, and we would lose the asset or equity and the income we were deriving from the asset.

Existing debt agreements and future debt agreements may contain restrictive covenants relating to our operations, which could limit our ability to make distributions to stockholders and from making other types of payments and investments.

When providing financing, a lender may impose restrictions on us that affect our distributions, operating policies, ability to incur additional debt and our ability to pay distributions to stockholders. Loan documents we enter into may also contain covenants that limit our ability to further mortgage a property or affect other operational policies. Such limitations would hamper our flexibility and may impair our ability to achieve our operating plans.

Disruption or volatility in the credit markets could affect our ability to obtain debt financing on reasonable terms, which could reduce the number of properties we may be able to acquire.

The global and U.S. economy began to show some signs of improvement in recent years, however, unemployment remains high and concerns continue to exist about inflation and the strength of the recovery. If mortgage debt is limited or if we are unable to obtain favorable terms as a result of increased interest rates, increased credit spreads, decreased liquidity or other factors, our ability to acquire properties may be limited and we risk being unable to refinance our existing debt upon maturity.

There is no guarantee that borrowing arrangements or other arrangements for obtaining leverage will be available, or if available, will be available on terms and conditions acceptable to us.

Unfavorable economic conditions have increased financing costs and limited access to the capital markets. In addition, any decline in market value of our assets may have adverse consequences in instances where we borrow money based on the fair value of those assets and may make refinancing more difficult.

We may use credit facilities to finance our investments, which may require us to provide additional collateral and significantly impact our liquidity position.

We may use credit facilities to finance some of our investments. To the extent these credit facilities contain mark-to-market provisions, if the market value of the commercial real estate debt or securities pledged by us declines in value due to credit quality deterioration, we may be required by our lenders to provide additional collateral or pay down a portion of our borrowings. In a weakening economic environment, we would generally expect credit quality and the value of the commercial real estate debt or securities that serve as collateral for our credit facilities to decline and in such a scenario, it is likely that the terms of our credit facilities would require partial repayment from us, which could be substantial. Posting additional collateral to support our credit facilities could significantly reduce our liquidity and limit our ability to leverage our assets. In the event we do not have sufficient liquidity to meet such requirements, our lenders can accelerate our borrowings, which could have a material adverse effect on our business and operations.

We may not be unable to continue to borrow on our revolving line of credit.

Our current line of credit is subject to various requirements and financial covenants. We utilize our line of credit to fund operating expenses, distributions, debt service and other expenditures during seasonally slow periods and to make opportunistic acquisitions. In the event we are unable to maintain or extend existing and/or secure new lines of credit or collateralized financing on favorable terms. our ability to make new investments and improvements in existing properties as well as our ability to pay amounts due on our indebtedness, operating expenses and distributions may be significantly impacted.

Defaults on our borrowings may adversely affect our financial condition and results of operations.

Defaults on loans collateralized by a property we own may result in foreclosure actions and our loss of the property or properties securing the loan that is in default. Such legal actions are expensive. For tax purposes, a foreclosure would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt collateralized by the property. If the outstanding balance of the debt exceeds our tax basis in the property, we would recognize taxable income on the foreclosure and all or a portion of such taxable income may be subject to tax and/or required to be distributed to our stockholders in order for us to qualify as a REIT. In such case, we would not receive any cash proceeds to enable us to pay such tax or make such distributions. If any mortgages contain cross collateralization or cross default provisions, more than one property may be affected by a default. If any of our properties are foreclosed upon due to a default, our financial condition, results of operations and our ability to pay distributions to stockholders and amounts due on our indebtedness may be adversely affected.

Financing arrangements involving balloon payment obligations may adversely affect our ability to make distributions.

Some of our fixed-term financing arrangements may require us to make balloon payments at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or sell a particular property. At the time the balloon payment is due, we may not be able to raise equity or refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. These refinancing or property sales could negatively impact the rate of return to stockholders and the timing of disposition of our assets. In addition, payments of principal and interest may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to make distributions to stockholders.

We may borrow money that bears interest at a variable rate, and from time to time, we may incur mortgage loans or refinance our properties in a rising interest rate environment. Accordingly, increases in interest rates could increase our interest costs, which could have a material adverse effect on our operating cash flow and our ability to pay amounts due on our indebtedness.

We may acquire various financial instruments for purposes of hedging or reducing our risks which may be costly and/or ineffective and will reduce our cash available for distribution to our stockholders.

Use of derivative instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in the hedging transaction becoming worthless or a speculative hedge. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the asset being hedged. Use of hedging activities generally may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to pay amounts due on our indebtedness.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our senior notes.

Our substantial level of indebtedness could have other important consequences and significant effects on our business. For example, our level of indebtedness and the terms of our debt agreements may:

- make it more difficult for us to satisfy our financial obligations under our senior notes, our other indebtedness and our contractual and commercial commitments and increase the risk that we may default on our debt obligations;
- prevent us from raising the funds necessary to repurchase notes tendered to us if there is a change of control, which would constitute a default under the indenture governing our senior notes;
- heighten our vulnerability to downturns in our business, our industry or in the general economy and restrict us from exploiting business opportunities or making acquisitions;
- limit management's discretion in operating our business;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, distributions and other general corporate purposes;
- place us at a competitive disadvantage compared to our competitors that have less debt;
- limit our ability to borrow additional funds; and
- limit our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate or the general economy.

Each of these factors may have a material and adverse effect on our financial condition and viability. Our ability to make payments with respect to our senior notes and to satisfy our other debt obligations will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors affecting our Company and industry, many of which are beyond our control.

The indenture governing our senior notes imposes significant operating and financial restrictions on us and our subsidiaries that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

The indenture governing our senior notes contains covenants that restrict our and our restricted subsidiaries' ability to take various actions, such as:

- transferring or selling assets;
- paying dividends or distributions, buying subordinated indebtedness or securities, making certain investments or making other restricted payments;
- incurring or guaranteeing additional indebtedness or issuing preferred stock;
- incurring dividend or other payment restrictions affecting restricted subsidiaries; incurring dividend or other payment restrictions affecting restricted subsidiaries;
- consummating a merger, consolidation or sale of all or substantially all our assets;
- entering into transactions with affiliates;
- engaging in business other than a business that is the same or similar to our current business or a reasonably related extension thereof; and
- designating subsidiaries as unrestricted subsidiaries.

Additionally, the indenture requires us to maintain at all times total unencumbered assets of not less than 150% of the aggregated principle amount of our and our restricted subsidiaries unsecured indebtedness.

We may also be prevented from taking advantage of business opportunities that arise if we fail to meet certain ratios or because of the limitations imposed on us by the restrictive covenants under the indenture governing the notes. The restrictions contained in the indenture governing the notes may also limit our ability to plan for or react to market conditions, meet capital needs or otherwise restrict our activities or business plans and adversely affect our ability to finance our operations, enter into acquisitions, execute our business strategy, effectively compete with companies that are not similarly restricted or engage in other business activities that would be in our interest. In the future, we may also incur debt obligations that might subject us to additional and different restrictive covenants that could affect our financial and operational flexibility. We cannot assure you that we will be granted waivers or amendments to the indenture governing the notes if for any reason we are unable to comply with the indenture, or that we will be able to refinance our debt on acceptable terms or at all should we seek to do so.

Our ability to comply with these covenants will likely be affected by events beyond our control, and we cannot assure you that we will satisfy those requirements. A breach of any of these provisions could result in a default under our credit facility, the indenture governing the notes or any future credit facilities we may enter into, which could allow all amounts outstanding thereunder to be declared immediately due and payable, subject to the terms and conditions of the documents governing such indebtedness. If we were unable to repay the accelerated amounts, our secured lenders could proceed against the collateral granted to them to secure such indebtedness. This would likely in turn trigger cross-acceleration and cross-default rights under any other credit facilities and indentures, if any then exist governing the notes and the terms of our other indebtedness outstanding at such time. If the amounts outstanding under the notes or any other indebtedness outstanding at such time were to be accelerated or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders.

Tax Related Risks

We will be subject to increased taxation if we fail to qualify as a REIT for federal income tax purposes.

We believe that we have been organized and have operated, and intend to continue to be organized and to operate, in a manner that will enable us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes, commencing with our taxable year ended December 31, 2004. A REIT generally must distribute to its stockholders at least 90% of its taxable income each year, excluding net capital gains, and meet other compliance requirements. To the extent that a REIT does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its taxable income, it will be subject to tax on the undistributed amounts at regular corporate tax rates. We have not requested, and do not plan to request, a ruling from the IRS, that we qualify as a REIT. Our qualification as a REIT will depend on our continuing ability to meet highly technical and complex requirements concerning, among other things, the ownership of our outstanding shares of common stock, the nature of our assets, the sources of our income, the amount of our distributions to stockholders and the filing of TRS elections. No assurance can be given that we qualify or will continue to qualify as a REIT or that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT.

If we fail to qualify as a REIT, we would be subject to additional federal income tax at regular corporate rates.

If we fail to qualify as a REIT, for any taxable year (i) we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income for that year at regular corporate rates, (ii) unless entitled to relief under relevant statutory provisions, we will be disqualified from treatment as a REIT for the four taxable years following the year during which we lost our REIT status, and (iii) we will not be allowed a deduction for distributions made to stockholders in computing our taxable income. Therefore, if we fail to qualify as a REIT, the funds available to pay distributions to stockholders and amounts due under our indebtedness, may be reduced substantially for each of the years involved.

Our leases may be recharacterized as financings which would eliminate depreciation deductions on our properties.

We believe that we would be treated as the owner of properties where we would own the underlying land, except with respect to leases structured as "financing leases," which would constitute financings for federal income tax purposes. If the lease of a property does not constitute a lease for federal income tax purposes and is recharacterized as a secured financing by the IRS, then we believe the lease should be treated as a financing arrangement and the income derived from such a financing arrangement should satisfy the 75% and the 95% gross income tests for REIT qualification as it would be considered to be interest on a loan collateralized by real property. Nevertheless, the recharacterization of a lease in this fashion may have adverse tax consequences for us. In particular, we would not be entitled to claim depreciation deductions with respect to the property (although we should be entitled to treat part of the payments we would receive under the arrangement as the repayment of principal). In such event, in some taxable years our taxable income, and the corresponding obligation to distribute 90% of such income, would be increased. With respect to leases structured as "financing leases," we will report income received as interest income and will not take depreciation deductions related to the real property. Any increase in our distribution requirements may limit our ability to invest in additional properties and to make additional mortgage loans. No assurance can be provided that the IRS would recharacterize such transactions as financings that would qualify under the 95% and 75% gross income tests.

Excessive non-real estate asset values may jeopardize our REIT status.

In order to qualify as a REIT, among other requirements, at least 75% of the value of our assets must consist of investments in real estate, investments in other REITs, cash and cash equivalents and government securities. Accordingly, the value of any other property that is not considered a real estate asset for federal income tax purposes must represent in the aggregate not more than 25% of our total assets. In addition, under federal income tax law, we may not own securities in, or make loans to, any one company (other than a REIT, a qualified REIT subsidiary or a TRS) which represent in excess of 10% of the voting securities or 10% of the value of all securities of that company or which have, in the aggregate, a value in excess of 5% of our total assets, and we may not own securities of one or more TRSs which have, in the aggregate, a value in excess of 25% of our total assets.

The 25%, 10% and 5% REIT qualification tests are determined at the end of each calendar quarter. If we fail to meet any such test at the end of any calendar quarter, and such failure is not remedied within 30 days after the close of such quarter, we will cease to qualify as a REIT, unless certain requirements are satisfied.

Despite our REIT status, we remain subject to various taxes which would reduce operating cash flow if and to the extent certain liabilities are incurred.

Even if we qualify as a REIT, we are subject to some federal, state and local taxes on our income and property that could reduce operating cash flow, including but not limited to: (i) tax on any undistributed REIT taxable income; (ii) "alternative minimum tax" on our items of tax preference; (iii) certain state income, franchise, and gross margins taxes (because not all states treat REITs the same as they are treated for federal income tax purposes); (iv) a tax equal to 100% of net gain from "prohibited transactions;" (v) tax on gains from the sale of certain "foreclosure property;" (vi) tax on gains of sale of certain "built-in gain" properties; and (vii) certain taxes and penalties if we fail to comply with one or more REIT qualification requirements, but nevertheless qualify to maintain our status as a REIT. Foreclosure property includes property with respect to which we acquire ownership by reason of a borrower's default on a loan or possession by reason of a tenant's default on a lease. We may elect to treat certain qualifying property as "foreclosure property," in which case, the income from such property will be treated as qualifying income under the 75% and 95% gross income tests for three years following such acquisition. To qualify for such treatment, we must satisfy additional requirements, including that we operate the property through an independent contractor after a short grace period. We will be subject to tax on our net income from foreclosure property. Such net income generally means the excess of any gain from the sale or other disposition of foreclosure property and income derived from foreclosure property that otherwise does not qualify for the 75% gross income test, over the allowable deductions that relate to the production of such income.

We may be required to pay a penalty tax upon the sale of a property.

The federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a "prohibited transaction" that is subject to a 100% penalty tax. Under current law, unless a sale of real property qualifies for a safe harbor, the question of whether the sale of a property constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. Under the safe harbor rules a REIT, among other things, is required to hold the property for two years before it may be sold. We intend that we and our subsidiaries will hold the interests in our properties for investment with a view to long-term appreciation, to engage in the business of acquiring and owning properties, and to make occasional sales as are consistent with our investment objectives. We do not intend to engage in prohibited transactions. We cannot assure you, however, that we will make no more than seven sales within a year to satisfy the requirements of the safe harbor or that the IRS will not successfully assert that one or more of such sales are prohibited transactions.

The lease of qualified lodging and qualified heathcare properties to a TRS are subject to special requirements.

We lease certain qualified lodging and qualified healthcare properties we acquire from operators to a TRS (or a limited liability company of which the TRS is a member), which lessee will contract with such operators (or a related party) to manage and operate the lodging or healthcare operations at these properties. The rents from this TRS lessee structure will be treated as qualifying rents from real property if among other things, (i) they are paid pursuant to an arms-length lease of a qualified lodging or qualified healthcare property with a TRS and (ii) the operator qualifies as an eligible independent contractor. If any of these conditions are not satisfied, then the rents will not be qualifying rents for purposes of the 75% and 95% gross income tests for REIT qualification.

Our ownership of TRS is limited, and our transactions with our TRSs will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's length terms.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the rules applicable to TRSs limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on "redetermined rent" or "redetermined deductions" to the extent rent paid by a TRS exceeds an arm's-length amount.

Our TRSs will pay U.S. federal, state and local income taxes on their net taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed. We anticipate that the aggregate value of the stock and securities of our TRSs will be less than 25% of the value of our total assets (including the stock and securities of our TRSs). Furthermore, we will monitor the value of our respective investments in our TRSs for the purpose of ensuring compliance with the ownership limitations applicable to TRSs. In addition, we will scrutinize all of our transactions with our TRSs to ensure that they are entered into on arm's-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% limitation discussed above or to avoid application of the 100% excise tax discussed above. While we believe our leases have customary terms and reflect normal business practices and that the rents paid thereto reflect market terms, there can be no assurance that the IRS will agree.

Legislative or regulatory action could adversely affect the returns to our stockholders.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure our stockholders that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. Our stockholders are urged to consult with their own tax advisor with respect to the impact of recent legislation on their investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares.

Although REITs continue to receive substantially more favorable tax treatment than entities taxed as corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be taxed for federal income tax purposes as a corporation. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interest of our stockholders.

Company Related Risks

We have paid and we may continue to pay distributions from sources other than cash flow from operations or funds from operation, which may reduce the amount of capital available for operations, may have negative tax implications, and may have a negative effect on the value of your shares under certain conditions.

Our organizational documents permit us to make distributions from any source, including cash flows from operating activities, proceeds from the sale of assets, borrowings from affiliates and other persons in anticipation of future net operating cash flow, which may be unsecured or secured by our assets, and proceeds of equity offerings. For the years ended December 31, 2012, 2011, and 2010, 19% of the 2012 distributions, 21% of the 2011 distributions, and 12% the 2010 distributions were funded from borrowings. In the future we may continue to borrow money to make cash distributions or fund distributions from other sources as we consider necessary or advisable to meet our distribution requirements.

Our distributions have exceeded our earnings and profits in the past and will likely do so in the future. To the extent that the aggregate amount of cash distributed in any given year exceeds the amount of our current and accumulated earnings and profits for the same period, the excess amount will be deemed a return of capital for federal income tax purposes, rather than a return on capital. Furthermore, in the event that we are unable to fund future distributions from our cash flows from operating activities, the value of your shares upon the possible Listing of our stock, the sale of our assets or any other liquidity event may be negatively affected.

At any time that we are not generating cash flow from operations sufficient to cover the current distribution rate, we may determine to pay lower distributions, or to fund all or a portion of our future distributions from other sources. If we utilize borrowings for the purpose of funding all or a portion of our distributions, we will incur additional interest expense. We have not established any limit on the extent to which we may use alternate sources of cash for distributions, except that, in accordance with the law of the State of Maryland and our organizational documents, generally, we may not make distributions that would: (i) cause us to be unable to pay our debts as they become due in the usual course of business, (ii) cause our total assets to be less than the sum of our total liabilities, or (iii) jeopardize our ability to maintain our qualification as a REIT. Distributions that exceed cash flow from operations may not be sustainable at current levels, or at all.

Our distribution policy is subject to change. We may not be able to pay distributions at our current or an increasing rate.

The actual amount and timing of distributions are determined by our board of directors in its sole discretion and typically will depend on the amount of funds available for distribution, our financial condition, current and projected capital expenditure requirements, tax considerations and annual distribution requirements needed to maintain our qualification as a REIT. As a result, our distribution rate and payment frequency may vary from time to time; and we can provide no assurance that we will be able to continue current distribution rates, or pay any subsequent distributions. Our ability to declare and pay distributions at our current or an increasing rate will be subject to evaluation by our board of directors of our current and expected future operating results, capital levels, financial condition, future growth plans, general business and economic conditions and other relevant considerations, and we cannot assure you that we will continue to pay distributions on any schedule or that we will not reduce the amount of or cease paying distributions in the future. Future distribution levels are subject to adjustment based upon any one or more risk factors set forth herein, as well as other factors that our board of directors may, from time to time, deem relevant to consider when determining an appropriate common stock distribution.

We rely on the senior management team of our Advisor, the loss of whom could significantly harm our business.

Our continued success will depend to a significant extent on the efforts and abilities of the senior management team of our Advisor. These individuals are important to our business and strategy and to the extent that any of them departs and is not replaced with a qualified substitute; such person's departure could harm our operations and financial condition.

Valuations and appraisals of our properties and real estate-related assets are estimates of value and may not necessarily correspond to realizable value.

In July 2012, we conducted a detailed analysis to estimate NAV on a per share basis to assist broker dealers in connection with their obligations under applicable Financial Industry Regulatory Authority ("FINRA") rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under Employee Retirement Income Security Act ("ERISA") reporting requirements. On August 9, 2012, our Board determined that the estimated NAV per share of our stock as of August 1, 2012 was $7.31. In determining an estimated fair value of the Company's shares, the Board of Directors considered various analyses and information, a portion of which was provided by the Advisor. In preparing its value estimate, the Company also consulted an independent valuation advisor.

The valuation methodologies used to value our assets involve subjective judgments regarding such factors as comparable sales, rental revenue and operating expense data, the capitalization or discount rate, and projections of future rent, property operating income and expenses based on appropriate analysis. Further, the valuations that we obtain on our properties may be based on the value of the properties when the properties are leased, and if the leases on the properties terminate, the value of the properties may fall significantly below the appraised value. As a result, valuations and appraisals of our properties and real estate-related assets are only estimates of value. Ultimate realization of the value of an asset depends to a great extent on economic and other conditions beyond our control. Further, valuations do not necessarily represent the price at which an asset would sell. There will be no retroactive adjustment in the valuation of such assets, the price of our shares of common stock, the price we paid to redeem shares of our common stock to the extent such valuations prove to not accurately reflect the true estimate of value. There will be no change to fees paid or payable to the advisor and the managing dealer. Prior to our estimated NAV, the price you paid for our common stock in our equity offerings was based on a number of factors, including what we believed investors would pay for our shares, estimated fees to be paid to third parties and to our Advisor and its affiliates, the expenses of our public offering, and the funds we believed should be available for us to invest in properties, loans and other permitted investments. You may have paid more than realizable value or receive less than realizable value for your investment.

Our value per share is not subject to GAAP, will not be independently audited and will involve subjective judgments by parties involved in valuing our assets and liabilities.

Our methodology and our value per share are not subject to GAAP and will not be subject to independent audit. Our value per share may differ from equity (net assets) reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes. The estimated fair value is not intended to be related to any analysis of individual asset values performed for financial statement purposes nor to the values at which individual assets may be carried on financial statements under GAAP. Accordingly, you will be relying entirely on our board of directors to adopt an appropriate valuation methodology and approve an appropriate estimated fair value per share, which may not correspond to realizable value upon a sale of our assets.

No rule, regulation, or industry practice requires that we calculate our value per share in a certain way, and our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures.

There are no existing rules or regulatory bodies that specifically govern the manner in which we calculate our value per share

Our value per share may change over time if the valuations of our properties materially change from prior valuations or the actual operating results materially differ from what we originally projected.

Subsequent estimated fair values per share may increase or decrease from the initial estimated fair value per share. Actual operating results may differ from what we originally projected, which may cause an increase or decrease in the estimated fair value per share.

Because not all REITs calculate modified funds from operations the same way, our use of modified funds from operations may not provide meaningful comparisons with other REITs.

We use modified funds from operations, or MFFO, and the adjustments used to calculate it in order to evaluate our performance against other publicly registered, non-listed REITs, which intend to have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. However, not all REITs calculate MFFO the same way. If REITs use different methods of calculating MFFO, it may not be possible for investors to meaningfully compare the performance of certain REITs.

We may change the purchase price per share under our distribution reinvestment plan or cease to offer our distribution reinvestment plan entirely.

Effective August 9, 2012, as a result of the approval of the Company's estimated fair value per share, our Board of Directors approved an amendment of our distribution reinvestment plan revising the purchase price per share to 95% of the then-current estimated fair value per share as determined by the Board of Directors from time to time. We cannot assure you that we will continue to allow investors to purchase shares under the distribution reinvestment plan at the current price or offer the distribution reinvestment plan at all.

Although we have adopted an amended redemption plan, we have discretion not to redeem your shares, to suspend the plan and to cease redemptions.

Effective August 9, 2012, the Board of Directors approved an amended redemption plan which includes restrictions that limit a stockholders' ability to have their shares redeemed and changes the basis of the redemption price to the Company's value per share as determined by the Board of Directors applicable on the date of the redemption request. Except for redemption sought upon death, qualifying disability, bankruptcy or unforeseeable emergency of a stockholder, our stockholders must hold their shares for at least one year before presenting for our consideration all or any portion equal to at least 25% of such shares to us for redemption at varying percentages of the fair value per share on the date of redemption. We limit the number of shares redeemed pursuant to the redemption plan as follows: (i) at no time during any 12-month period, may we redeem more than 5% of the weighted-average shares of our common stock at the beginning of such 12-month period and (ii) during each quarter, redemptions will be limited to an amount determined by our Board Of Directors. There is currently a back-log of redemption requests. The redemption plan has many limitations and you should not rely upon it as a method of selling shares promptly at a desired price.

The liquidation of our assets may be delayed.

If our shares are not listed on a national securities exchange or quoted on the NASDAQ Stock Market on or before December 31, 2015, absent an affirmative vote of our stockholders to extend the date, we are obligated under our articles of incorporation to sell our assets and distribute the net sales proceeds to our stockholders or merge with another entity in a transaction that provides our stockholders with cash or securities of a publicly traded company. In such instances, we will engage only in activities related to our orderly liquidation or merger, unless stockholders owning a majority of our shares of common stock elect to extend our duration by amendment of our articles of incorporation. Neither our advisor nor our Board of Directors may be able to control the timing of the sale of our assets or completion of a merger, and we cannot assure you that we will be able to sell our assets or merge with another company so as to return our stockholders' aggregate invested capital, generate a profit for the stockholders, or fully satisfy our debt obligations. Because we have used a portion of the offering proceeds to pay expenses and fees, and the full net offering proceeds were not invested in properties, loans or other investments, we will only return all of our stockholders' invested capital if we sell our assets or the company for a sufficient amount in excess of the original purchase price of our assets. If we take a purchase money obligation in partial payment of the sales price of a property, we may realize the proceeds of the sale over a period of years.

Changes in accounting pronouncements could adversely impact our or our tenants' reported financial performance.

Accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, the Financial Accounting Standards Board and the Commission, entities that create and interpret appropriate accounting standards, may change the financial accounting and reporting standards, or their interpretation and application of the standards that govern the preparation of our financial statements. Such changes could have a material impact on our reported financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Similarly, these changes could have a material impact on our tenants' reported financial condition or results of operations and affect their preferences regarding leasing real estate. In such event, tenants may determine not to lease properties from us, or, if applicable, not to exercise their option to renew their leases with us. This in turn could make it more difficult for us to enter into leases on terms we find favorable and impact the distributions to stockholders.

Cyber security risks and cyber incidents could adversely affect our business and disrupt operations.

Cyber incidents can result from deliberate attacks or unintentional events. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. The result of these incidents could include, but are not limited to, disrupted operations, misstated financial data, liability for stolen assets or information, increased cyber security protection costs, litigation and reputational damage adversely affecting customer or investor confidence.

If we decide to list our common stock on a national securities exchange, we may wish to lower our distribution rate in order to optimize the price at which our shares would trade.

If our board of directors should elect to effect a liquidity event by listing our common stock on a national securities exchange, a reduction in the distribution rate could occur with or in advance of such a listing, as the public market for listed REITs appears to reward those that have a more conservative distribution policy.

If our risk management systems are ineffective, we may be exposed to material unanticipated losses.

We will continue to refine our risk management techniques, strategies and assessment methods. However, our risk management techniques and strategies may not fully mitigate the risk exposure of our operations in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in our risk management techniques and strategies to accurately quantify such risk exposure could limit our ability to manage risks in our operations or to seek adequate risk-adjusted returns.

Risks Related to Conflicts of Interest and Our Relationships with Our Advisor and Its Affiliates

There may be conflicts of interest because of interlocking boards of directors with affiliated companies.

James M. Seneff, Jr. and Thomas K. Sittema serve as our chairman and vice chairman, respectively, and as directors of our board and concurrently serve as directors for CNL Healthcare Properties, Inc. Mr. Seneff also currently serves as chairman and a director for Global Growth Trust, Inc. and for Global Income Trust, Inc. Our independent directors also are independent directors of CNL Healthcare Properties, Inc.,. These directors may experience conflicts of interest in managing us because they also have management responsibilities for these affiliated entities, which invest in and may invest in properties in the same markets as our properties.

There will be competing demands on our officers and directors and they may not devote all of their attention to us which could have a material adverse effect on our business and financial condition.

Two of our directors, James M. Seneff, Jr. and Thomas K. Sittema are also officers and directors of our advisor and other affiliated entities and may experience conflicts of interest in managing us because they also have management responsibilities for other companies including companies that may invest in some of the same types of assets in which we may invest. In addition, substantially all of the other companies that they work for are affiliates of us and/or our advisor. For these reasons, all of these individuals will share their management time and services among those companies and us, and will not devote all of their attention to us and could take actions that are more favorable to the other companies than to us.

In addition, Stephen H. Mauldin, our president and chief executive officer and Joseph T. Johnson, our chief financial officer, and our other officers serve as officers of, and devote time to, CNL Healthcare Properties, Inc., with similar investment objectives and which owns assets in several of the asset classes in which we invest, and may serve as officers of, and devote time to, other companies which may be affiliated with us in the future. These officers may experience conflicts of interest in managing us because they also have management responsibilities for CNL Healthcare Properties, Inc. For these reasons, these officers will share their management time and services between CNL Healthcare Properties, Inc. and us, and will not devote all of their attention to us and could take actions that are more favorable to CNL Healthcare Properties, Inc. than to us.

Other real estate investment programs sponsored by CNL use investment strategies that are similar to ours. Our advisor and its affiliates, and their and our executive officers will face conflicts of interest relating to the purchase and leasing of properties and other investments, and such conflicts may not be resolved in our favor.

One or more real estate investment programs sponsored by CNL may be seeking to invest in properties and other real estate-related investments similar to the assets we are seeking to acquire. CNL has three other public active real estate investment programs which may make investments similar to ours. All of these programs invest in commercial properties. As a result, we may be buying properties and other real estate-related investments at the same time as other programs sponsored by CNL and managed by the executive officers of our advisor or its affiliates are also buying properties and other real estate-related investments. We cannot assure you that properties we want to acquire will be allocated to us in this situation. CNL is not required to allocate each prospective investment to our advisor for review. Our advisor may choose a property that provides lower returns to us than a property allocated to another program sponsored by CNL. In addition, we may acquire properties in geographic areas where other programs sponsored by CNL own properties. If one of such other programs sponsored by CNL attracts a tenant that we are competing for, we could suffer a loss of revenue due to delays in locating another suitable tenant. You will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved.

Our advisor and its affiliates, including all of our executive officers and our affiliated directors, will face conflicts of interest as a result of their compensation arrangements with us, which could result in actions that are not in the best interest of our stockholders.

We pay our advisor and its affiliates substantial fees. These fees could influence their advice to us, as well as the judgment of affiliates of our advisor performing services for us. Among other matters, these compensation arrangements could affect their judgment with respect to:

- the continuation, renewal or enforcement of our agreements with our advisor and its affiliates;
- property acquisitions from third parties, which entitle our advisor to an acquisition fee;
- borrowings to acquire assets, which increase the acquisition fee and asset management fees payable to our advisor and which entitle our advisor or its affiliates to receive other acquisition fees in connection with assisting in obtaining financing for assets if approved by our Board of Directors, including a majority of our independent directors;
- whether we seek to internalize our management functions, which could result in our retaining some of our advisor's and its affiliates' key officers for compensation that is greater than that which they currently earn or which could require additional payments to affiliates of our advisor to purchase the assets and operations of our advisor and its affiliates performing services for us;
- the Listing of, or other liquidity event with respect to, our shares, which may entitle our advisor to a subordinated incentive fee;
- a sale of assets, which may entitle our advisor or its affiliates to commissions and/or a subordinated share of net sales proceeds; and

- whether and when we seek to sell our operating partnership or its assets, which sale could entitle our advisor to additional fees.

The fees our advisor receives in connection with transactions involving the purchase and management of our assets are not necessarily based on the quality of the investment or the quality of the services rendered to us. The basis upon which fees are calculated may influence our advisor to recommend riskier transactions to us.

None of the agreements with our advisor or any other affiliates were negotiated at arm's length.

Agreements with our advisor, and its affiliates may contain terms that are not in our best interest and would not otherwise apply if we entered into agreements negotiated at arm's length with third parties.

If we internalize our management functions, your interest in us could be diluted, we could incur other significant costs associated with being self-managed, we may not be able to retain or replace key personnel and we may have increased exposure to litigation as a result of internalizing our management functions.

We may internalize management functions provided by our advisor, and its affiliates. Our Board of Directors may decide in the future to acquire assets and personnel from our advisor or its affiliates for consideration that would be negotiated at that time. There can be no assurances that we will be successful in retaining our advisor's key personnel in the event of an internalization transaction. In the event we were to acquire our advisor, we cannot be sure of the form or amount of consideration or other terms relating to any such acquisition, which could take many forms, including cash payments, promissory notes and shares of our stock. The payment of stock to the owners of the advisor as consideration would reduce the percentage of our shares owned by persons who purchase shares in our public offerings, and could reduce the net income per share and funds from operations per share attributable to your investment.

In addition, we may issue equity awards to officers and consultants, which awards would decrease net income and funds from operations. We cannot reasonably estimate the amount of fees to our advisor and other affiliates we would save, and the costs we would incur, if we acquired these entities. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our advisor and other affiliates, our net income per share and funds from operations per share would be lower than they otherwise would have been had we not acquired these entities.

Additionally, if we internalize our management functions, we could have difficulty integrating these functions. Currently, the officers of our advisor and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could result in our incurring additional costs and divert our management's attention from effectively managing our properties and overseeing other real estate-related assets.

In recent years, internalization transactions have been the subject of stockholder litigation. Stockholder litigation can be costly and time-consuming, and there can be no assurance that any litigation expenses we might incur would not be significant or that the outcome of litigation would be favorable to us. Any amounts we are required to expend defending any such litigation will reduce the amount of funds available for investment by us in properties or other investments, or to pay distributions. In connection with any such internalization transaction, a special committee consisting of our independent directors would be appointed to evaluate the transaction and to determine whether a fairness opinion should be obtained.

We will not be in privity of contract with service providers that may be engaged by our advisor to perform advisory services and they may be insulated from liabilities to us, and our advisor may have minimal assets with which to remedy any liabilities to us.

Our advisor subcontracts with affiliated and unaffiliated service providers for the performance of substantially all or a portion of its advisory services. In the event our advisor elects to subcontract with any service provider, our advisor will enter into an agreement with such service provider and we will not be a party to such agreement. As a result, we will not be in privity of contract with any such service provider and, therefore, such service provider will have no direct duties, obligations or liabilities to us. In addition, we will have no right to any indemnification to which our advisor may be entitled under any agreement with a service provider. The service providers our advisor may subcontract with may be insulated from liabilities to us for services they perform, but may have certain liabilities to our advisor. Our advisor may have minimal assets with which to remedy any liabilities to us resulting under the advisory agreement.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

As of December 31, 2012, through various wholly-owned limited partnerships and limited liability companies, we had invested in 179 real estate investment properties. The following tables set forth details about our property holdings by asset class beginning with wholly-owned properties followed by properties owned through joint venture arrangements (in thousands):

Name and Location	Description	Mortgages and Other Notes Payable as of December 31, 2012	Initial Purchase Price	Date Acquired
Ski and Mountain Lifestyle				
Brighton Ski Resort—[1] *Brighton, Utah*	1,050 skiable acres, seven chairlifts; permit and fee interests	$ 14,141	$ 35,000	1/8/07
Crested Butte Mountain Resort— *Mt. Crested Butte, Colorado*	1,167 skiable acres, 16 chairlifts; permit and leasehold interests	$ 12,059	$ 41,000	12/5/08
Cypress Mountain— *Vancouver, BC, Canada*	358 skiable acres, five chairlifts; permit and interests	$ 18,434	$ 27,500	5/30/06
Gatlinburg Sky Lift— [1] *Gatlinburg, Tennessee*	Scenic chairlift; leasehold interest	$ -	$ 19,940	12/22/05
Jiminy Peak Mountain Resort— *Hancock, Massachusetts*	800 skiable acres, eight chairlifts; fee interest	$ 9,070	$ 27,000	1/27/09
Loon Mountain Resort—[1] *Lincoln, New Hampshire*	275 skiable acres, ten chairlifts; leasehold, permit and fee interests	$ 11,577	$ 15,539	1/19/07
Mount Sunapee Mountain Resort— *Newbury, New Hampshire*	230 skiable acres, ten chairlifts leasehold interest	$ 5,595	$ 19,000	12/5/08
Mountain High Resort— *Wrightwood, California*	290 skiable acres, 59 trails, 16 chairlifts; permit interest	$ 16,350	$ 45,000	6/29/07
Northstar-at-Tahoe Resort—[1] *Lake Tahoe, California*	2,480 skiable acres, 16 chairlifts; permit and fee interests	$ 37,488	$ 80,097	1/19/07
Okemo Mountain Resort— *Ludlow, Vermont*	624 skiable acres, 19 chairlifts; leasehold interest	$ 16,946	$ 72,000	12/5/08
Sierra-at-Tahoe Resort—[1] *South Lake Tahoe, California*	1,680 skiable acres, 12 chairlifts; permit and fee interest	$ 17,220	$ 39,898	1/19/07
Sugarloaf Mountain Resort— *Carrabassett Valley, Maine*	525 skiable acres, 15 chairlifts; fee and leasehold interest	$ -	$ 26,000	8/7/07
Summit-at-Snoqualmie Resort—[1] *Snoqualmie Pass, Washington*	1,697 skiable acres, 26 chairlifts; permit and fee interest	$ 11,577	$ 34,466	1/19/07
Stevens Pass— *King County, Washington*	1,125 skiable acres, 10 chairlifts; fee interest and special use permit	$ 13,036	$ 20,475	11/17/11
Sunday River Resort— *Newry, Maine*	668 skiable acres, 18 chairlifts; leasehold, permit and fee interest	$ -	$ 50,500	8/7/07
The Village at Northstar—[1] *Lake Tahoe, California*	79,898 leasable square feet	$ -	$ 36,100	11/15/07

Name and Location	Description	Mortgages and Other Notes Payable as of December 31, 2012	Initial Purchase Price	Date Acquired
		$ 183,493	$ 589,515	
Golf				
Ancala Country Club—[1] *Scottsdale, Arizona*	18-hole private course	$ 5,079	$ 14,107	11/30/07
Arrowhead Country Club—[1] *Glendale, Arizona*	18-hole private course	$ 6,282	$ 17,357	11/30/07
Arrowhead Golf Club—[1] *Littleton, Colorado*	18-hole public course	$ 7,019	$ 15,783	11/30/07
Bear Creek Golf Club—[1] *Dallas, Texas*	36-hole public course; leasehold interest	$ -	$ 11,100	9/8/06
Canyon Springs Golf Club—[1] *San Antonio, Texas*	18-hole public course	$ -	$ 13,010	11/16/06
Clear Creek Golf Club—[1] *Houston, Texas*	18-hole public course; concession interest	$ -	$ 1,888	1/11/07
Continental Golf Course—[1] *Scottsdale, Arizona*	18-hole public course	$ 2,673	$ 6,419	11/30/07
Cowboys Golf Club—[1] *Grapevine, Texas*	18-hole public course; leasehold interest	$ -	$ 25,000	12/26/06
David L. Baker Golf Course— *Fountain Valley, California*	18-hole public course; concession interest	$ -	$ 9,492	4/17/08
Deer Creek Golf Club—[1] *Overland Park, Kansas*	18-hole public course	$ 3,307	$ 8,934	11/30/07
Eagle Brook Country Club—[1] *Geneva, Illinois*	18-hole private course	$ 6,201	$ 16,253	11/30/07
Forest Park Golf Course— *St. Louis, Missouri*	27-hole public course; leasehold interest	$ -	$ 13,372	12/19/07
Fox Meadow Country Club—[1] *Medina, Ohio*	18-hole private course	$ -	$ 9,400	12/22/06
Golf Club at Fossil Creek—[1] *Fort Worth, Texas*	18-hole public course	$ -	$ 7,686	11/16/06
Hunt Valley Golf Club—[1] *Phoenix, Maryland*	27-hole public course	$ 9,448	$ 23,430	11/30/07
Kokopelli Golf Club—[1] *Phoenix, Arizona*	18-hole public course	$ 3,876	$ 9,416	11/30/07
Lake Park Golf Club—[1] *Dallas-Fort Worth, Texas*	27-hole public course; concession interest	$ -	$ 5,632	11/16/06
Lakeridge Country Club—[1] *Lubbock, Texas*	18-hole private course	$ -	$ 7,900	12/22/06
Las Vegas Golf Club—[1] *Las Vegas, Nevada*	18-hole public course	$ -	$ 10,951	4/17/08

Name and Location	Description	Mortgages and Other Notes Payable as of December 31, 2012	Initial Purchase Price	Date Acquired
Golf *(Continued)*				
Legend at Arrowhead Golf Resort—[1] *Glendale, Arizona*	18-hole public course	$ 4,211	$ 10,438	11/30/07
London Bridge Golf Club—[1] *Lake Havasu, Arizona*	36-hole public course	$ 4,678	$ 11,805	11/30/07
Majestic Oaks Golf Club—[1] *Ham Lake, Minnesota*	45-hole public course	$ 4,859	$ 13,217	11/30/07
Mansfield National Golf Club—[1] *Dallas-Fort Worth, Texas*	18-hole public course; leasehold interest	$ -	$ 7,147	11/16/06
Meadowbrook Golf and Country Club—[1] *Tulsa, Oklahoma*	18-hole private course	$ 4,589	$ 11,530	11/30/07
Meadowlark Golf Course—[1] *Huntington Beach, California*	18-hole public course; leasehold interest	$ -	$ 16,945	4/17/08
Mesa del Sol Golf Club—[1] *Yuma, Arizona*	18-hole public course	$ -	$ 6,850	12/22/06
Micke Grove Golf Course— *Lodi, California*	18-hole public course; leasehold interest	$ -	$ 6,550	12/19/07
Mission Hills Country Club—[1][2] *Northbrook, Illinois*	18-hole private course	$ -	$ 4,779	11/30/07
Montgomery Country Club—[1] *Laytonsville, Maryland*	18-hole private course	$ -	$ 6,300	9/11/08
Painted Desert Golf Club—[1] *Las Vegas, Nevada*	18-hole public course	$ 3,644	$ 9,468	11/30/07
Palmetto Hall Plantation Club—[1] *Hilton Head, South Carolina*	36-hole public course	$ -	$ 7,600	4/27/06
Plantation Golf Club—[1] *Dallas-Fort Worth, Texas*	18-hole public course	$ -	$ 4,424	11/16/06
Raven Golf Club at South Mountain—[1] *Phoenix, Arizona*	18-hole public course	$ -	$ 12,750	6/9/06
Ruffled Feathers Golf Club—[1] *Lemont, Illinois*	18-hole public course	$ 5,593	$ 13,883	11/30/07
Shandin Hills Golf Club— *San Bernardino, California*	18-hole public course; leasehold interest	$ -	$ 5,249	3/7/08
Signature Golf Course—[1] *Solon, Ohio*	18-hole private course	$ -	$ 17,100	12/22/06
Stonecreek Golf Club—[1] *Phoenix, Arizona*	18-hole public course	$ 5,882	$ 14,095	11/30/07
Superstition Springs Golf Club—[1] *Mesa, Arizona*	18-hole public course	$ 4,277	$ 11,042	11/30/07

Name and Location	Description	Mortgages and Other Notes Payable as of December 31, 2012	Initial Purchase Price	Date Acquired
Golf *(Continued)*				
Tallgrass Country Club—[1] *Wichita, Kansas*	18-hole private course	$ 1,890	$ 5,405	11/30/07
Tamarack Golf Club—[1] *Naperville, Illinois*	18-hole public course	$ 3,033	$ 7,747	11/30/07
Tatum Ranch Golf Club—[1] *Cave Creek, Arizona*	18-hole private course	$ 1,604	$ 6,379	11/30/07
The Golf Club at Cinco Ranch—[1] *Houston, Texas*	18-hole public course	$ -	$ 7,337	11/16/06
The Links at Challedon Golf Club—[1] *Mount Airy, Maryland*	18-hole public course	$ -	$ 3,650	9/11/08
The Tradition Golf Club at Broad Bay—[1] *Virginia Beach, Virginia*	18-hole private course	$ 5,418	$ 9,229	3/26/08
The Tradition Golf Club at Kiskiack—[1] *Williamsburg, Virginia*	18-hole public course	$ -	$ 6,987	3/26/08
The Tradition Golf Club at The Crossings—[1] *Glen Allen, Virginia*	18-hole public course	$ -	$ 10,084	3/26/08
Valencia Country Club—[1] *Santa Clarita, California*	18-hole private course	$ -	$ 39,533	10/16/06
Weston Hills Country Club—[1] *Weston, Florida*	36-hole private course	$ -	$ 35,000	10/16/06
Weymouth Country Club—[1] *Medina, Ohio*	18-hole private course	$ -	$ 10,500	12/22/06
		$ 93,563	$ 560,153	
Senior Housing				
Amber Ridge Assisted Living— *Moline, Illinois*	31 residential units	$ -	$ 3,600	6/29/12
Amber Ridge Memory Care— *Moline, Illinois*	41 residential units	$ -	$ 6,900	6/29/12
Culpepper Place at Branson Meadows— *Branson, Missouri*	65 residential units	$ 5,018	$ 9,850	8/31/11
Culpepper Place at Chesterfield Village— *Springfield, Missouri*	80 residential units	$ 7,111	$ 12,200	8/31/11
Culpepper Place of Fayetteville— *Fayetteville, Arkansas*	67 residential units	$ 9,000	$ 14,000	11/30/12
Culpepper Place of Jonesboro— *Jonesboro, Arkansas*	61 residential units	$ 4,676	$ 7,950	8/31/11
Culpepper Place of Nevada— *Nevada, Missouri*	31 residential units	$ -	$ 425	8/31/11
Culpepper of Springdale—	59 residential units	$ 4,726	$ 8,850	8/31/11

Name and Location	Description	Mortgages and Other Notes Payable as of December 31, 2012	Initial Purchase Price	Date Acquired
Springdale, Arkansas				
Senior Housing *(Continued)*				
Culpepper Place of Springfield— *Springfield, Missouri*	61 residential units	$ 4,091	$ 7,725	8/31/11
Dogwood Forest of Cumming— *Cumming, Georgia*	48 residential units	$ -	$ 7,500	12/14/12
Grand Victorian of Pekin— *Pekin, Illinois*	61 residential units	$ 5,562	$ 9,930	12/29/11
Grand Victorian of Sterling— *Sterling, Illinois*	61 residential units	$ 5,379	$ 9,700	12/29/11
Grand Victorian of Washington— *Washington, Illinois*	61 residential units	$ 6,264	$ 11,120	12/29/11
Provision Living at Godfrey— *Godfrey, Illinois*	77 residential units	$ -	$ 11,000	5/7/12
Dogwood Forest of Alpharetta— *Alpharetta, Georgia*	76 residential units	$ 10,171	$ 15,300	4/30/12
Dogwood Forest of Fayetteville— *Fayetteville, Georgia*	62 residential units	$ 9,337	$ 12,900	4/30/12
Dogwood Forest of Gainesville— *Gainesville, Georgia*	148 residential units	$ 16,749	$ 38,800	4/30/12
Dogwood Forest of Eagles Landing— *Stockbridge, Georgia*	61 residential units	$ 10,242	$ 12,800	4/30/12
Town Center Village— *Portland, Oregon*	338 residential units	$ 26,010	$ 40,967	8/31/11
The Lodge Assisted Living and Memory Care Community— *Carson City, Nevada*	82 residential units	$ -	$ 15,500	6/29/12
		$ 124,336	$ 257,017	
Attractions				
Camelot Park—[1] *Bakersfield, California*	Miniature golf course, go-karts, batting cages and arcade; fee and leasehold interest	$ -	$ 948	10/6/06
Darien Lake— *Buffalo, New York*	978-acre theme park and waterpark	$ -	$ 109,000	4/6/07
Elitch Gardens—[1] *Denver, Colorado*	62-acre theme park and waterpark	$ 44,552	$ 109,000	4/6/07
Frontier City— *Oklahoma City, Oklahoma*	113-acre theme park	$ -	$ 17,750	4/6/07
Funtasticks Fun Center—[1] *Tucson, Arizona*	Miniature golf course, go-karts, batting cages, bumper boats and kiddie land with rides	$ -	$ 6,424	10/6/06

Name and Location	Description	Mortgages and Other Notes Payable as of December 31, 2012	Initial Purchase Price	Date Acquired
Hawaiian Falls-Garland—[1] *Garland, Texas*	11-acre waterpark; leasehold interest	$ -	$ 6,318	4/21/06
Attractions (Continued)				
Hawaiian Falls-The Colony[1]— *The Colony, Texas*	12-acre waterpark; leasehold interest	$ -	$ 5,807	4/21/06
Magic Springs and Crystal Falls—[1] *Hot Springs, Arkansas*	70-acre theme park and waterpark	$ 11,602	$ 20,000	4/16/07
Mountasia Family Fun Center—[1][2] *North Richland Hills, Texas*	Two miniature golf courses, go-karts, bumper boats, batting cages, paintball fields and arcade	$ -	$ 1,776	10/6/06
Pacific Park—[1] *Santa Monica, California*	2-acre theme park ; leasehold interest	$ 19,639	$ 34,000	12/29/10
Splashtown— *Houston, Texas*	53-acre waterpark	$ -	$ 13,700	4/6/07
Rapids Waterpark— *West Palm Beach, Florida*	30-acre waterpark	$ 21,000	$ 51,850	6/29/12
Waterworld— *Concord, California*	23-acre waterpark; leasehold interest	$ -	$ 10,800	4/6/07
Wet'nWild Hawaii—[1] *Honolulu, Hawaii*	29-acre waterpark; leasehold interest	$ -	$ 25,800	5/6/09
White Water Bay— *Oklahoma City, Oklahoma*	21-acre waterpark	$ -	$ 20,000	4/6/07
Wild Waves—[1] *Seattle, Washington*	67-acre theme park and waterpark; leasehold interest	$ -	$ 31,750	4/6/07
Zuma Fun Center—[1] *Charlotte, North Carolina*	Miniature golf course, batting cages, bumper boats and go-karts	$ -	$ 7,378	10/6/06
Zuma Fun Center—[1][2] *Knoxville, Tennessee*	Miniature golf course, batting cages, bumper boats, rock climbing and go-karts	$ -	$ 2,037	10/6/06
Zuma Fun Center—[1][2] *North Houston, Texas*	Miniature golf course, batting cages, bumper boats and go-karts	$ -	$ 916	10/6/06
Zuma Fun Center—[1] *South Houston, Texas*	Miniature golf course, batting cages, bumper boats and go-karts	$ -	$ 4,883	10/6/06
		$ 96,793	$ 480,137	
Marinas				
Anacapa Isle Marina— *Oxnard, California*	438 wet slips; leasehold interest	$ 2,516	$ 9,829	3/12/10
Ballena Isle Marina— *Alameda, California*	504 wet slips; leasehold interest	$ -	$ 8,179	3/12/10

Name and Location	Description	Mortgages and Other Notes Payable as of December 31, 2012	Initial Purchase Price	Date Acquired
Beaver Creek Marina—[1] *Monticello, Kentucky*	275 wet slips; leasehold interest	$ -	$ 10,525	12/22/06
Marinas *(Continued)*				
Brady Mountain Resort & Marina—[1] *Royal (Hot Springs), Arkansas*	585 wet slips, 55 dry storage units; leasehold interest	$ -	$ 14,140	4/10/08
Bohemia Vista Yacht Basin— *Chesapeake City, Maryland*	239 wet slips; fee interest	$ -	$ 4,970	5/20/10
Burnside Marina—[1] *Somerset, Kentucky*	400 wet slips; leasehold interest	$ -	$ 7,130	12/22/06
Cabrillo Isle Marina— *San Diego, California*	463 slips; leasehold interest	$ 6,013	$ 20,575	3/12/10
Crystal Point Marina— *Point Pleasant, New Jersey*	200 wet slips	$ -	$ 5,600	6/8/07
Eagle Cove Marina—[1] *Byrdstown, Tennessee*	106 wet slips; leasehold and fee interest	$ -	$ 5,300	8/1/07
Great Lakes Marina— *Muskegon, Michigan*	350 wet slips, 150 dry storage units	$ -	$ 10,088	8/20/07
Hack's Point Marina— *Earleville, Maryland*	239 wet slips; fee interest	$ -	$ 2,030	5/20/10
Holly Creek Marina—[1] *Celina, Tennessee*	250 wet slips; leasehold and fee interest	$ -	$ 6,790	8/1/07
Lakefront Marina—[1] *Port Clinton, Ohio*	470 wet slips; leasehold and fee interest	$ -	$ 5,600	12/22/06
Manasquan River Club— *Brick Township, New Jersey*	199 wet slips	$ -	$ 8,900	6/8/07
Pier 121 Marina and Easthill Park—[1] *Lewisville, Texas*	1,007 wet slips, 250 dry storage units; leasehold interest	$ -	$ 37,190	12/22/06
Sandusky Harbor Marina—[1] *Sandusky, Ohio*	660 wet slips; leasehold and fee interests	$ -	$ 8,953	12/22/06
Ventura Isle Marina— *Ventura, California*	579 slips; leasehold interest	$ 3,796	$ 16,417	3/12/10
		$ 12,325	$ 182,216	
Additional Lifestyle Properties Dealership				
Route 66 Harley-Davidson— *Tulsa, Oklahoma*	46,000 square-foot retail and service facility with restaurant	$ -	$ 6,500	4/27/06
		$ -	$ 6,500	

Name and Location	Description	Mortgages and Other Notes Payable as of December 31, 2012	Initial Purchase Price	Date Acquired
Multi-family Residential				
Mizner Court at Broken Sound— *Boca Raton, Florida*	450-unit apartment complex	$ 62,856	$ 104,413	12/31/07
		$ 62,856	$ 104,413	
Hotels				
Coco Key Water Resort— *Orlando, Florida*	399-room waterpark hotel	$ -	$ 18,527	5/28/08
Great Wolf Lodge—Sandusky— *Sandusky, Ohio*	271-room waterpark resort	$ 27,729	$ 43,400	8/6/09
Great Wolf Lodge—Wisconsin Dells— *Wisconsin Dells, Wisconsin*	309-room waterpark resort	$ 22,907	$ 46,900	8/6/09
The Omni Mount Washington Resort and Bretton Woods Ski Area— *Bretton Woods, New Hampshire*	284-room hotel, 434 skiable acres, nine chairlifts, one golf facility, resort amenities and development land	$ 25,000	$ 55,500	(3)
		$ 75,636	$ 164,327	
Other				
Granby Development Lands *Granby, Colorado*	1,553 acres with infrastructure water, sewer, golf course in various stages of completion and improvements such as roads, water, sewer, golf course in various stages of completion	-	51,255	10/29/09
		$ -	$ 51,255	
		$ 649,002	$2,395,533	

FOOTNOTES:

(1) On April 15, 2011, we issued $400 million senior notes which are guaranteed by the respective properties.

(2) These properties are classified as assets held for sale and are expected to be sold during 2013.

(3) The initial purchase includes the original purchase price of $45.0 million, acquired July 23, 2006. In 2011, we purchased the golf facility, resort amenities and development land at this property for an additional $10.5 million.

As of December 31, 2012, we own interests in five unconsolidated entities with the following ownership percentage (i) Intrawest Venture at 80.0%, (ii) DMC Partnership at 82.0%, (iii) CNLSun I Venture at 60.0%, (iv) CNLSun II Venture at 70.0% and (v) CNLSun III Venture at 67.9%. These unconsolidated entities are in the business of owning and leasing real estate. The following tables set forth details about our property holdings by asset class owned through our joint-venture agreements (in thousands):

Name and Location	Description	Mortgages and Other Notes Payable as of December 31, 2012	Initial Purchase Price	Date Acquired
Destination Retail — Intrawest Venture [2]				
Village at Blue Mountain— [1] *Collingwood, ON, Canada*	39,723 leasable square feet	$ 12,498	$ 10,781	12/3/04
Village at Copper Mountain— *Copper Mountain, Colorado*	97,928 leasable square feet	$ 10,231	$ 23,300	12/16/04
Village at Mammoth Mountain— *Mammoth Lakes, California*	57,924 leasable square feet	$ 11,520	$ 22,300	12/16/04
Village of Snowshoe Mountain— *Snowshoe, West Virginia*	39,846 leasable square feet	$ 4,533	$ 8,400	12/16/04
Village of Baytown Wharf— *Destin, Florida*	56,104 leasable square feet	$ 9,316	$ 17,100	12/16/04
Village at Stratton— *Stratton, Vermont*	47,837 leasable square feet	$ 2,662	$ 9,500	12/16/04
Whistler Creekside— [1] *Vancouver, BC, Canada*	70,802 leasable square feet	$ 22,942	$ 19,500	12/3/04
		$ 73,702	$ 110,881	
Merchandise Marts — DMC Partnership				
Dallas Market Center— International Floral and Gift Center— *Dallas, Texas*	4.8 million leasable square feet; leasehold and fee interests	$ 135,428	$ 260,659	2/14/05
		$ 135,428	$ 260,659	
Senior Housing — CNLSun I Venture [2]				
Sunrise of Alta Loma— *Rancho Cucamonga, California*	59 residential units	$ 7,065	$ 6,014	1/10/11
Sunrise of Baskin Ridge— *Baskin Ridge, New Jersey*	77 residential units	$ 21,639	$ 31,696	1/10/11
Sunrise of Belmont— *Belmont, California*	78 residential units	$ 21,639	$ 34,763	1/10/11
Sunrise of Chesterfield— *Chesterfield, Missouri*	74 residential units	$ 28,759	$ 44,951	1/10/11
Sunrise of Claremont— *Claremont, California*	54 residential units	$ 8,135	$ 12,498	1/10/11
Sunrise of Crystal Lake— *Crystal Lake, Illinois*	58 residential units	$ 10,075	$ 14,270	1/10/11
Sunrise of Dix Hills— *Dix Hills, New York*	76 residential units	$ 23,410	$ 30,139	1/10/11

Name and Location	Description	Mortgages and Other Notes Payable as of December 31, 2012	Initial Purchase Price	Date Acquired
Senior Housing — CNLSun I Venture (continued) [2]				
Sunrise of East Meadow— *East Meadow, New York*	82 residential units	$ 24,529	$ 43,194	1/10/11
Sunrise of East Setauket— *East Setauket, New York*	82 residential units	$ 19,937	$ 31,569	1/10/11
Sunrise of Edgewater— *Edgewater, New Jersey*	70 residential units	$ 18,089	$ 24,007	1/10/11
Sunrise of Flossmoor— *Flossmoor, Illinois*	62 residential units	$ 8,544	$ 11,490	1/10/11
Sunrise of Gahanna— *Gahanna, Ohio*	50 residential units	$ 6,370	$ 10,704	1/10/11
Sunrise of Gurnee— *Gurnee, Illinois*	59 residential units	$ 15,178	$ 23,318	1/10/11
Sunrise of Holbrook— *Holbrook, New York*	79 residential units	$ 21,187	$ 31,626	1/10/11
Sunrise of Huntington Commons— *Kennebunk, Maine*	180 residential units	$ 20,347	$ 29,596	1/10/11
Sunrise of Lincroft— *Lincroft, New Jersey*	60 residential units	$ 13,435	$ 20,711	1/10/11
Sunrise of Marlboro— *Marlboro, New Jersey*	63 residential units	$ 8,982	$ 11,675	1/10/11
Sunrise of Montgomery Village— *Montgomery Village, Maryland*	141 residential units	$ 6,724	$ 8,680	1/10/11
Sunrise of Naperville North— *Naperville, Illinois*	77 residential units	$ 21,222	$ 33,095	1/10/11
Sunrise of Plainview— *Plainview, New York*	51 residential units	$ 15,213	$ 22,582	1/10/11
Sunrise of Roseville— *Roseville, Minnesota*	77 residential units	$ 19,319	$ 28,157	1/10/11
Sunrise of Schaumburg— *Schaumburg, Illinois*	82 residential units	$ 21,153	$ 24,936	1/10/11
Sunrise of Silver Spring— *Silver Spring, Maryland*	65 residential units	$ 12,761	$ 16,471	1/10/11
Sunrise of Tustin— *Santa Ana, California*	48 residential units	$ 10,344	$ 12,912	1/10/11
Sunrise of University Park— *Colorado Springs, Colorado*	53 residential units	$ 8,739	$ 12,775	1/10/11
Sunrise of West Babylon— *West Babylon, New York*	79 residential units	$ 24,036	$ 38,794	1/10/11

Name and Location	Description	Mortgages and Other Notes Payable as of December 31, 2012	Initial Purchase Price	Date Acquired
Senior Housing — CNLSun I Venture (continued) [2]				
Sunrise of West Bloomfield— *West Bloomfield, Michigan*	52 residential units	$ 6,738	$ 6,883	1/10/11
Sunrise of West Hills— *West Hills, California*	65 residential units	$ 6,092	$ 4,660	1/10/11
Sunrise of Weston— *Weston, Massachusetts*	29 residential units	$ 5,279	$ 8,330	1/10/11
		$ 434,940	$ 630,496	
Senior Housing — CNLSun II Venture [2]				
Sunrise of Bloomfield Hills— *Bloomfield, Michigan*	220 residential units	$ 17,079	$ 22,546	8/2/11
The Stratford at Flat Irons— *Broomfield, Colorado*	93 residential units	$ 24,392	$ 29,251	8/2/11
Sunrise of John's Creek— *John's Creek, Georgia*	95 residential units	$ 12,087	$ 17,201	8/2/11
Sunrise of McCandless— *McCandless, Pennsylvania*	85 residential units	$ 14,523	$ 18,562	8/2/11
Sunrise at Wood Ranch— *Simi Valley, California*	97 residential units	$ 15,216	$ 15,063	8/2/11
Sunrise of Cary— *Cary, North Carolina*	93 residential units	$ 21,252	$ 28,377	8/2/11
		$ 104,549	$ 131,000	
Senior Housing — CNLSun III Venture [2]				
Sunrise of Plano— *Plano, Texas*	156 residential units	$ 25,865	$ 42,730	10/12/11
Sunrise of Golden Valley— *Golden Valley, Minnesota*	76 residential units	$ 18,288	$ 26,510	10/12/11
Sunrise of Minnetonka— *Minnetonka, Minnesota*	61 residential units	$ 16,321	$ 22,940	10/12/11
Sunrise of Shelby Township— *Shelby Township, Michigan*	69 residential units	$ 16,248	$ 24,380	10/12/11
Sunrise of Palo Alto— *Palo Alto, California*	81 residential units	$ 23,388	$ 28,620	10/12/11
Sunrise of Lenexa— *Lenexa, Kansas*	82 residential units	$ 9,617	$ 14,680	10/12/11
Sunrise of Dresher— *Dresher, Pennsylvania*	76 residential units	$ 10,273	$ 10,140	10/12/11
		$ 120,000	$ 170,000	
		$ 868,619	$ 1,303,036	

FOOTNOTES:

(1) Converted from Canadian dollars to U.S. dollars at the exchange rate in place as of the end of the year.

(2) In December 2012, we entered into an agreement to sell our interests in the CNLSun I, CNLSun II and CNLSun III Ventures and expect the sale to be completed in mid-2013. In addition, In December 2012, we decided to sell seven destination retail properties held through the Intrawest Venture to third–party buyers. The properties are expected to be sold in 2013. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Distributions from Unconsolidated Entities" for additional information.

Item 3. LEGAL PROCEEDINGS

We are subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business. While resolution of these matters cannot be predicted with certainty, we believe, based upon currently available information that the final outcome of such matters will not have a material adverse effect on our results of operations or financial condition.

A purported class action lawsuit on behalf of shareholders who purchased shares under our DRP on or after April 1, 2010, Allyn v. CNL Lifestyle Properties, Inc. et al., was filed on January 18, 2013 in the United States District Court for the Middle District of Florida against the Company and certain of our current and former directors. The lawsuit alleges claims for breach of fiduciary duty against the directors and constructive trust and unjust enrichment against the Company. The factual assertions in the complaint consist primarily of the allegation that the price for shares purchased under the DRP was inflated. The complaint seeks an unspecified amount of damages and other relief relating to the purported inflation. The Company intends to defend vigorously against such claims and is not able to determine the ultimate outcome at this time.

Item 4. MINE SAFETY DISCLOSURES

None.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECRUITIES

Market Information

There is no established public trading market for our common stock, therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder, or at all. Unless and until our shares are listed on a national securities exchange, it is not expected that a public market for the shares will develop.

Estimated Fair Value per Share

In July 2012, we conducted a detailed analysis to estimate our NAV on a per share basis to assist broker dealers in connection with their obligations under applicable Financial Industry Regulatory Authority ("FINRA") rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under Employee Retirement Income Security Act ("ERISA") reporting requirements. As of August 1, 2012, our Board determined that the estimated NAV per share was $7.31. In determining an estimated fair value of the Company's shares, the Board of Directors considered various analyses and information, a portion of which was provided by the Company's Advisor. In preparing its value estimate, the Company also consulted an independent valuation advisor.

Valuation Methodology

In estimating our NAV per share, we estimated the value of our investments on an asset-by-asset basis using common appraisal techniques which are widely used for the valuation of real estate assets. The values of our consolidated real estate properties were primarily estimated using a discounted cash flow approach, whereby we forecasted property-level cash flows for a holding period of 10 years. We then estimated the sales value that we would receive in a hypothetical sale at the end of the expected holding period by applying a normalized terminal capitalization rate for each asset to the final year forecasted cash flow. The total cash flows during the 10-year holding period and the estimated sales value were then discounted to August 1, 2012 using discount rates that we believe are appropriate for our assets. Terminal capitalization rates and discount rates differed by asset class and by property within a specific asset class based on their characteristics, growth expectations, cash flow variability, etc. The key assumptions that were used in discounted cash flow models to estimate the fair value of our real properties are set forth in the following table. We did not include any specific premiums for portfolio aggregation, business enterprise or going concern value, although such premiums may be applicable in a merger or bulk sale of our portfolios.

	Property Category			Overall	
	Lifestyle [(1)]	Senior Housing	Other (2)	Portfolio	Range
Weighted-Average Exit Cap Rate	8.7%	7.5%	7.9%	8.5%	5.5% -11.0%
Weighted-Average Discount Rate	9.8%	8.4%	9.4%	9.5%	7.0% - 12.5%

Cash Flow Compound Annual Growth Rates	Weighted Average Basis	Estimated Holding Period
Lifestyle	2.6%	10 Years
Senior Housing - Managed Properties	3.6%	10 Years
Senior Housing - JV Properties [(3)]	-4.9%	4 Years
Other	6.6%	10 Years
Overall Portfolio	**1.7%**	**9.5 years**

FOOTNOTES:

(1) Includes ski and mountain lifestyle, attractions, marinas and golf.

(2) Includes lodging, DMC Partnership, Intrawest Venture, multifamily and other.

(3) Includes CNLSun I, CNLSun II and CNLSun III Ventures. The weighted-average growth for senior housing JVs declined due to reductions in preferred return allocations over time. The estimated holding period was less than 10 years due to options our partners have to buy our interest in the ventures at a stated price and our belief at the time the valuation was

conducted that these options would be exercised based on where we believed the values for the underlying assets are trending and assumed that this occurred during the mid-point of the option period for each respective joint venture. As of the date of this filing we now believe that the purchase will occur in mid-2013. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information about the exercise of these options.

The fair value of our unconsolidated joint venture investments were estimated with a similar discounted cash flow approach using the estimated cash flows expected to be received from the ventures over the expected holding period. In estimating these cash flows, we considered various distribution and liquidation preferences applicable to each specific venture.

The estimated value of notes receivable and notes payable was determined by discounting the scheduled loan payments using expected current loan interest rates and terms that we believe we would obtain for similar loans in today's market. For all other relevant assets and liabilities (cash, inventory, receivables, prepaid assets, accounts payable, accrued expenses, etc.), we assumed that the current book values equal the fair value of those assets and liabilities.

To compute our total NAV, the estimated fair value of debt and other liabilities was deducted from the summation of the estimated fair value of properties, joint ventures, notes receivable and other assets to determine the total estimated NAV for the Company as a whole. This amount was then divided by the number of shares outstanding to determine the estimated NAV per share. The following table summarizes the individual components used to estimate fair value:

Consolidated real estate properties	$	8.47
Unconsolidated entities		1.56
Mortgages and other notes receivable		0.40
Other assets		0.48
Mortgages and other notes payable		(3.20)
Other liabilities		(0.40)
Estimated per Share Value	$	7.31

Limitations of the Estimated Fair Value per Share

As mentioned above, we are providing this estimated fair value per share to assist broker dealers in connection with their obligations under applicable FINRA rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under ERISA reporting requirements. We believe that the assumptions employed in the asset appraisals are reasonable and within the ranges used for properties similar to those owned by us and held by investors with similar expectations to our investors. However, a change in the assumptions would impact the calculation of the value of our real estate assets and different parties using different assumptions and estimates could derive a different estimated fair value per share, which could be significantly different from our estimated fair value per share. For example, assuming all other factors remain unchanged, a 5 percent change in the assumed average discount rate would result in a value of $6.78 per share and a 5 percent decrease in the assumed average discount rate would result in a value of $7.90 per share. The estimated fair value per share value established is not necessarily indicative of the price that our shares would trade at on a national securities exchange or the amount a stockholder would obtain if they tried to sell their shares or if we were acquired by another company or we liquidated our assets and distributed the proceeds after paying all of our expenses and liabilities. Accordingly, with respect to the estimated fair value per share, we can give no assurance that:

- a stockholder would be able to resell his or her shares at this estimated fair value;
- a stockholder would ultimately realize distributions per share equal to our estimated fair value per share upon liquidation of our assets and settlement of our liabilities or a sale of the Company;
- our shares would trade at a price equal to or greater than the estimated fair value per share if we listed them on a national securities exchange; or
- the methodology used to estimate our fair value per share would be acceptable to FINRA or under ERISA for compliance with its reporting requirements.

The estimated fair value per share was determined by our Board at a special meeting held on August 9, 2012. As previously discussed in the Risks Factors section contained within our prospectus, the value of our shares will likely change over time and will be influenced by changes to the value of our individual assets as well as changes and developments in the real estate and capital markets as well as broader economic factors. We believe the recent downturn in the economy has depressed the cash flows and value of a certain portion of our assets and therefore the estimated fair value of our shares. As of the date of this filing we do not believe there has been a material change in our NAV per share from the $7.31 amount determined on August 9, 2012. We expect to update and announce our next estimated fair value per share by December 31, 2013.

Recent Sales of Unregistered Securities

None.

Secondary Sales of Registered Shares between Investors

For the years ended December 31, 2012 and 2011, we are aware of transfers of 448,691 and 567,441 shares between investors, respectively. We are not aware of any other trades of our shares, other than purchases made in our public offerings and redemptions of shares by us. The following table reflects, for each calendar quarter, the high, the low and the average sales prices for transfers of shares between investors during 2012 and 2011 of which we are aware, net of commissions:

	2012		
	High	Low	Average
First quarter	$ 10.00	$ 4.50	$ 6.31
Second quarter	$ 7.50	$ 4.75	$ 5.08
Third quarter	$ 10.00	$ 4.61	$ 5.46
Fourth quarter	$ 10.00	$ 4.60	$ 5.25

	2011		
	High	Low	Average
First quarter	$ 10.00	$ 6.90	$ 7.73
Second quarter	$ 7.65	$ 4.50	$ 5.02
Third quarter	$ 7.52	$ 4.50	$ 5.86
Fourth quarter	$ 10.36	$ 4.50	$ 6.49

Distributions

We intend to continue to declare and pay distributions to stockholders on a quarterly basis. The amount of distributions declared to our stockholders is determined by our Board of Directors and is dependent upon a number of factors, including:

- Sources of cash available for distribution such as current year and inception to date cumulative cash flows from operating activities, Funds from Operations ("FFO"), Modified Funds from Operations ("MFFO") and Adjusted Earnings Before Interest Taxes, Depreciation and Amortization ("EBITDA"), as well as expected future long-term stabilized cash flows, FFO, MFFO and Adjusted EBITDA;
- The proportion of distributions paid in cash compared to the amount being reinvested through our DRP;
- Limitations and restrictions contained in the terms of our current and future indebtedness concerning the payment of distributions; and
- Other factors such as the avoidance of distribution volatility, our objective of continuing to qualify as a REIT, capital requirements, the general economic environment and other factors.

We have and may continue to use borrowings and proceeds from our DRP to fund a portion of our distributions in order to avoid distribution volatility. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" — Sources and Uses of Liquidity and Capital Resources" for additional information related to our sources of cash for distributions.

In 2011 we completed our final offering of shares of common stock. During the year ended December 31, 2012, we fully invested the proceeds of our common stock offering and our senior unsecured note offering. As communicated previously, upon reaching that goal, our Board evaluated the expected future cash flows, FFO, MFFO and Adjusted EBITDA expected to be generated by our portfolio, in keeping with our intention of paying a sustainable level of dividends going forward. On August 9, 2012, based on our assessment of forward-looking expected performance, the impact of the expected continued slow growth of the broader domestic economy and to ensure we retain sufficient capital to continually reinvest in and improve our assets, our Board approved a reduction in quarterly distributions to $0.10625 per share, effective during the third quarter of 2012. On an annualized basis, this amount represents a yield of 5.81% of our new estimated fair value per share and 4.25% on our original $10.00 per share value offering price. Our Board will continue to actively evaluate our distribution rate going forward and will make adjustments as it believes is appropriate based on changes in our expected cash flows, FFO, MFFO and Adjusted EBITDA.

For the years ended December 31, 2012, 2011 and 2010, approximately 0.0%, 0.0% and 0.3%, respectively, of the distributions paid to stockholders were considered taxable income and approximately 100.0%, 100.0% and 99.7%, respectively, were considered a return of capital to stockholders for federal income tax purposes. No amounts distributed to stockholders for the years ended December 31, 2012, 2011 and 2010 were required to be or have been treated by us as a return of capital for purposes of calculating the stockholders' return on their invested capital as described in our advisory agreement. In determining the apportionment between taxable income and a return of capital, the amounts distributed to stockholders (other than any amounts designated as capital gains dividends) in excess of current or accumulated Earnings and Profits ("E&P") are treated as a return of capital to the stockholders. E&P is a statutory calculation, which is derived from net income and determined in accordance with the Code. It is not intended to be a measure of the REIT's performance, nor do we consider it to be an absolute measure or indicator of our source or ability to pay distributions to stockholders.

The following table represents total distributions declared including cash distributions, distributions reinvested and distributions per share for the years ended December 31, 2012 and 2011 (in thousands except per share data):

					Sources of Distributions Paid in Cash
	Distributions Per Share	Total Distributions Declared	Distributions Reinvested [1]	Net Cash Distributions	Cash Flows From (Used In) Operating Activities [2][3]
2012 Quarter					
First	$ 0.1563	$ 48,353	$ 20,876	$ 27,477	$ 22,157
Second	0.1563	48,631	20,579	28,052	14,025
Third	0.1063	33,280	13,820	19,460	46,617
Fourth	0.1063	33,449	13,761	19,688	(6,073) [3]
Year	$ 0.5252	$ 163,713	$ 69,036	$ 94,677	$ 76,726 [3]
2011 Quarter					
First	$ 0.1563	$ 45,040	$ 20,072	$ 24,968	$ 24,317
Second	0.1563	47,430	21,135	26,295	27,257
Third	0.1563	47,874	21,210	26,664	41,299
Fourth	0.1563	48,103	21,079	27,024	(9,809) [3]
Year	$ 0.6252	$ 188,447	$ 83,496	$ 104,951	$ 83,064 [3]

FOOTNOTES:

(1) Distributions reinvested may be dilutive to stockholders to the extent that they are not covered by cash flows from operations, FFO and MFFO and such shortfalls are instead covered by borrowings.

(2) Cash flows from operating activities calculated in accordance with GAAP are not necessarily indicative of the amount of cash available to pay distributions. For example, GAAP requires that the payment of acquisition fees and costs be classified as a use of cash in operating activities in the statement of cash flows, which directly reduces the measure of cash flows from operations. However, acquisition fees and costs are paid for with proceeds from our offerings and debt financings as opposed to operating cash flows. The Board of Directors also uses other measures such as FFO and MFFO in order to evaluate the level of distributions.

(3) The shortfall in cash flows from operating activities versus cash distributions paid was funded with borrowings.

Distribution Reinvestment Plan

In 2011 we completed our final offering and filed a registration statement on Form S-3 under the Security Exchange Act of 1933, as amended, to register the sale of up to an additional $250 million (26.3 million shares of common stock at $9.50 per share) under our DRP. In accordance with our DRP, in the event that our Board determines a new estimated fair value of our common stock, shares of our common stock would thereafter be sold pursuant to the DRP at a price determined by our Board of Directors, which price shall not be less than 95% of the estimated fair value of a share of our common stock. On

August 1, 2012, in order to comply with requirements that became applicable once we completed our offerings, our Board of Directors determined that our estimated NAV per share was $7.31. Accordingly, effective August 9, 2012, under the DRP, beginning with reinvestments made after August 9, 2012, and until we announce a new price, the DRP shares will be offered at $6.95, which represents a 5% discount to the new estimated fair value of $7.31 per share. We anticipate we will continue to raise capital through our DRP and will use such proceeds for acquisitions and enhancements, distributions shortfalls and other corporate purposes. For the year ended December 31, 2012, we raised approximately $69.0 million (8.3 million shares) through our DRP. As of December 31, 2012, we had approximately 94,474 common stockholders of record.

Securities Authorized for Issuance under Equity Compensation Plans

None.

Redemption of Shares

We redeem shares pursuant to our redemption plan, which is designed to provide eligible stockholders with limited interim liquidity by enabling them to sell shares back to us prior to any listing of our shares. There is currently a sizable backlog and a waiting list for redemption requests and stockholders will likely wait a long period of time to have their shares redeemed, if ever.

The following table presents information about redemptions for the years ended December 31, 2012 and 2011 (in thousands except per share data):

2012 Quarters	First	Second	Third	Fourth	Full Year
Requests in queue	6,419	7,763	8,512	8,856	6,419
Redemptions requested	1,574	1,010	1,064	1,535	5,183
Shares redeemed:					
Prior period requests	(4)	(177)	(245)	(98)	(524)
Current period request	(172)	—	(158)	(319)	(649)
Adjustments [1]	(54)	(84)	(317)	(248)	(703)
Pending redemption requests [2]	7,763	8,512	8,856	9,726	9,726
Average price paid per share	$ 9.92	$ 9.92	$ 7.31	$ 7.30	$ 8.06

2011 Quarters	First	Second	Third	Fourth	Full Year
Requests in queue	3,595	4,036	5,328	6,016	3,595
Redemptions requested	1,227	2,133	1,475	1,170	6,005
Shares redeemed:					
Prior period requests	(631)	(500)	(503)	(609)	(2,243)
Current period request	(135)	(256)	(265)	(158)	(814)
Adjustments [1]	(20)	(85)	(19)	-	(124)
Pending redemption requests [2]	4,036	5,328	6,016	6,419	6,419
Average price paid per share	$ 9.79	$ 9.83	$ 9.83	$ 9.80	$ 9.81

FOOTNOTES:

(1) This amount represents redemption request cancellations and other adjustments.

(2) Requests that are not fulfilled in whole during a particular quarter will be redeemed on a pro rata basis to the extent funds are made available pursuant to the redemption plan.

We are not obligated to redeem shares under our redemption plan. However, if we elect to redeem shares, the aggregate amount of funds that will be used to redeem shares pursuant to the redemption plan will be determined on a quarterly basis in the sole discretion of our Board of Directors and may be less than, but is not expected to exceed, the aggregate proceeds received through our DRP.

Beginning in the second fiscal quarter of 2010, our Board of Directors determined that redemptions under our redemption plan would be limited to $7.5 million per calendar quarter. Effective for the first quarter of 2012, our Board of Directors approved redemptions of up to $1.75 million per calendar quarter. For shareholders redeemed prior to August 1, 2012, the redemption price per share was a percentage of the offering price; and the applicable percentage was based on the number of years the stockholder held the shares as of the date of the redemption request (the "Redemption Percentage").

As described above under "Estimated Fair Value per Share", on August 9, 2012, our Board determined that the estimated NAV per share was $7.31. We executed the Third Amended and Restated Redemption Plan (the "Redemption Plan") to revise the redemption price so that for those shares redeemed after August 1, 2012, the redemption price per share would be based on the applicable Redemption Percentage of our estimated value per share on the date the redemption was effected. Pursuant to the DRP, shareholders may not request redemption of less than 25% of their shares.

In addition, on August 9, 2012, our Board of Directors approved an increase of the redemption amount to the lesser of (i) $3.0 million per calendar quarter or (ii) the amount of aggregate proceeds available under the DRP, effective as of the third quarter of 2012. Our Board of Directors will continue to evaluate and determine the amount of shares to be redeemed based on what it believes to be in the best interest of the company and our stockholders, as the redemption of shares dilutes the amount of cash available to make acquisitions and for other corporate purposes. At no time during a 12-month period, however, may the number of shares we redeem pursuant to the redemption plan (if we determine to redeem shares) exceed 5% of the weighted-average shares of our common stock at the beginning of such 12-month period. To date we have not exceeded this limit, and we do not anticipate that we will reach the maximum number of shares redeemable under our Redemption Plan during the next twelve months.

In the event there are insufficient funds to redeem all of the shares for which redemption requests have been submitted, redemptions will occur on a pro rata basis at the end of each quarter, with the actual redemption occurring at the beginning of the next quarter. Stockholders whose shares are not redeemed due to insufficient funds in that quarter will have their requests carried forward and be honored at such time as sufficient funds exist. In such case, the redemption request will be retained and such shares will be redeemed before any subsequently received redemption requests are honored, subject to certain priority groups for hardship cases. Redeemed shares are considered retired and will not be reissued.

Subject to certain restrictions discussed below, we may redeem shares, from time to time, computed to three decimal places at the following percentages of our estimated fair value per share as determined by our Board of Directors on the date the redemption is effected ("Redemption Date Value"):

- 92.5% of the Redemption Date Value for stockholders who have owned their shares for at least one year;
- 95.0% of the Redemption Date Value for stockholders who have owned their shares for at least two years;
- 97.5% of the Redemption Date Value for stockholders who have owned their shares for at least three years; and
- 100% for stockholders who have owned those shares for at least four years at the Redemption Date Value.

The repurchase price will not exceed the estimated fair market value per share as determined by our Board of Directors. In addition, we have the right to waive the above holding periods and redemption prices in the event of the death, qualifying disability, bankruptcy or unforeseeable emergency of a stockholder as defined under the plan. Redemption of shares issued pursuant to our Reinvestment Plan will be priced based upon the Redemption Date Value.

Any stockholder who has held shares for not less than one year (other than our Advisor) may present for our consideration, all or any portion of his or her shares for redemption at any time, in accordance with the procedures outlined herein. Commitments to redeem shares will be made at the end of each quarter and will be communicated to each stockholder who has submitted a redemption request in writing. A stockholder may present fewer than all of his or her shares to us for redemption provided, however, that:

- the minimum number of shares which must be presented for redemption shall be at least 25% of his or her shares and
- if such stockholder retains any shares, he or she must retain at least $5,000 worth of shares based on the Redemption Date Value.

At such time, we may, at our sole option, choose to redeem such shares presented for redemption for cash to the extent we have sufficient funds available. There is no assurance that there will be sufficient funds available for redemption or that we will exercise our discretion to redeem such shares and, accordingly, a stockholder's shares may not be redeemed. Factors that we will consider in making our determinations to redeem shares include:

- whether such redemption impairs our capital or operations;
- whether an emergency makes such redemption not reasonably practical;
- whether any governmental or regulatory agency with jurisdiction over us demands such action for the protection of our stockholders;
- whether such redemption would be unlawful; and

- whether such redemption, when considered with all other redemptions, sales, assignments, transfers and exchanges of our shares, could prevent us from qualifying as a REIT for tax purposes.

In the event there are insufficient funds to redeem all of the shares for which redemption requests have been submitted, and we have determined to redeem shares, we will redeem pending requests at the end of each quarter in the following order:

(i) pro rata as to redemptions sought upon a stockholder's death;

(ii) pro rata as to redemptions sought by stockholders with a qualifying disability;

(iii) pro rata as to redemptions sought by stockholders subject to bankruptcy;

(iv) pro rata as to redemptions sought by stockholders in the event of an unforeseeable emergency;

(v) pro rata as to stockholders subject to mandatory distribution requirements under an individual retirement arrangement (an "IRA");

(vi) pro rata as to redemptions that would result in a stockholder owning less than 100 shares; and

(vii) pro rata as to all other redemption requests.

With respect to a stockholder whose shares are not redeemed due to insufficient funds in that quarter, the redemption request will be retained by us unless it is withdrawn by the stockholder, and such shares will be redeemed in subsequent quarters as funds become available and before any subsequently received redemption requests are honored, subject to the priority for redemption requests listed in (i) through (vi) above. Until such time as the company redeems the shares, a stockholder may withdraw its redemption request as to any remaining shares not redeemed. Redeemed shares are considered retired and will not be reissued.

Our Board of Directors, in its sole discretion, may amend or suspend the redemption plan at any time it determines that such amendment or suspension is in our best interest. If our Board of Directors amends or suspends the redemption plan, we will provide stockholders with at least 30 days advance notice prior to effecting such amendment or suspension: (i) in our annual or quarterly reports or (ii) by means of a separate mailing accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. The redemption plan will terminate, and we no longer shall accept shares for redemption, if and when Listing occurs.

The Company's Redemption Plan is designed to provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to the Company prior to the listing of shares.

Issuer Purchases of Equity Securities

The following table presents details regarding our repurchase of securities between October 1, 2012 and December 31, 2012 (in thousands except per share data).

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publically Announced Plan	Maximum Number of Shares That May Yet be Purchased Under the Plan
October 1, 2012 through October 31, 2012	-	-	-	13,201,297
November 1, 2012 through November 30, 2012	-	-	-	13,201,297
December 1, 2012 through December 31, 2012	417,391	$ 7.30	417,391	13,939,263[1]
Total	417,391		417,391	

FOOTNOTE:

(1) This number represents the maximum number of shares which can be redeemed under the redemption plan without exceeding the five percent limitation in a rolling 12-month period described above and does not take into account the amount the board has determined to redeem or whether there are sufficient proceeds under the redemption plan. Under the redemption plan, we can, at our discretion, use up to $100,000 per calendar quarter of the proceeds from any public offering of our common stock for redemptions. No such amounts are currently available.

Item 6. SELECTED FINANCIAL DATA

The following selected financial data for CNL Lifestyle Properties, Inc. should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Financial Statements and Supplementary Data" (in thousands except per share data):

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Operating Data:					
Revenues	$ 481,279	$ 418,136	$ 300,023	$ 248,524	$ 206,096
Operating income (loss) [1]	(12,795)	5,286	(58,491)	12,970	56,065
Income (loss) from continuing operations [1]	(74,673)	(54,590)	(79,498)	(20,263)	32,800
Discontinued operations [2]	(1,400)	(15,020)	(2,391)	943	3,836
Net income (loss) [1]	(76,073)	(69,610)	(81,889)	(19,320)	36,636
Net income (loss) per share (basic and diluted):					
From continuing operations	(0.24)	(0.18)	(0.30)	(0.09)	0.16
From discontinued operations	(0.00)	(0.05)	(0.01)	0.00	0.02
Weighted average number of shares outstanding (basic and diluted)	312,309	302,250	263,516	235,873	210,192
Distributions declared [3] [4]	163,713	188,447	163,939	154,453	128,358
Distributions declared per share [4]	0.53	0.63	0.63	0.66	0.62
Cash provided by operating activities	76,726	83,064	79,776	62,400	118,782
Cash used in investing activities	(260,297)	(373,008)	(138,575)	(141,884)	(369,193)
Cash provided by financing activities	93,955	252,498	75,603	53,459	424,641

	As of December 31,				
	2012	2011	2010	2009	2008
Balance Sheet Data:					
Real estate investment properties, net	$ 2,176,357	$ 2,059,288	$ 2,025,522	$ 2,021,188	$ 1,862,502
Investments in unconsolidated entities	287,339	318,158	140,372	142,487	158,946
Mortgages and other notes receivable, net	124,730	124,352	116,427	145,640	182,073
Cash	73,224	162,839	200,517	183,575	209,501
Total assets	2,938,028	2,893,949	2,673,926	2,672,128	2,529,735
Mortgages and other notes payable	649,002	530,855	603,144	639,488	539,187
Senior notes, net of discount	394,100	393,782	-	-	-
Line of credit	95,000	-	58,000	99,483	100,000
Total liabilities	1,226,597	1,003,969	742,886	822,912	707,363
Stockholders' equity	1,711,431	1,889,980	1,931,040	1,849,216	1,822,372
Other Data:					
Funds from operations [1] [5]	97,738	89,556	82,096	119,726	148,845
FFO per share (basic and diluted)	0.31	0.30	0.31	0.51	0.71
Modified funds from operations [5]	114,327	96,593	98,603	95,625	129,767
MFFO per share (basic and diluted)	0.37	0.32	0.37	0.41	0.62
Properties owned directly at the end of the period	129	121	114	107	104
Properties owned through unconsolidated entities at the end of the period	50	50	8	8	10

FOOTNOTES:

(1) Certain of our tenants continued to experience operating challenge coming out of the recent recession and have defaulted on their leases. In connection with lease terminations and the anticipation to terminate leases, we recorded a loss on lease terminations of approximately $25.2 million, $7.2 million, $54.9 million, $4.2 million and $0, respectively, and recorded loan loss provision of approximately $1.7 million, $0, $4.1, $0 and $0 on mortgages and other notes receivable that were deemed uncollectible for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively. In addition, we evaluated the carrying value of our properties for impairment and determined that the carrying value on some of our properties may not be recoverable and recorded an impairment provision of approximately $3.2 million and $24.8 million for the years ended December 31, 2011 and 2010, respectively. We did not record any impairment provision for the years ended December 31, 2012, 2009 and 2008. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" — "Lease and Loan Amendments" for additional information.

For the years ended December 31, 2012, 2011, 2010 and 2009, acquisition fees and costs were approximately $4.5 million, $11.2 million, $14.1 million and $14.6 million, respectively. These fees were historically capitalized but are currently expensed as a result of a new accounting standard effective January 1, 2009.

(2) Five golf properties and three attraction properties were approved to be sold. As of December 31, 2012, we had completed the sale of four golf properties with the remaining properties classified as assets held for sale. Included in discontinued operations for the year ended December 31, 2012 is an increase in the impairment provision recorded in 2011 of approximately $0.7 million relating to two golf facilities. Included in discontinued operations for the year ended December 31, 2011 is an impairment provision of approximately $13.7 million and a loss from the write-off of deferred rent of approximately $2.0 million relating to the five golf properties. Included in discontinued operations for the year ended December 31, 2010, is an impairment provision of approximately $2.0 million relating to a golf property and loss on lease terminations of approximately $0.6 million relating to three attractions properties. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

In accordance with GAAP, we have reclassified and included the results of operations from the properties stated in the foregoing as discontinued operations in the consolidated statements of operations for all periods presented.

(3) Cash distributions are declared by the Board of Directors and generally are based on various factors, including actual and future expected net cash from operations, FFO and MFFO, and our general financial condition, among others. Approximately 0.0%, 0.0%, 0.3%, 4.4% and 41.0% of the distributions received by stockholders were considered to be taxable income and approximately 100.0%, 100.0%, 99.7%, 95.6% and 59.0% were considered a return of capital for federal income tax purposes for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively. We have not treated such amounts as a return of capital for purposes of calculating the stockholders' return on their invested capital, as described in our advisory agreement.

(4) In 2009, amount includes a special distribution in connection with the gain on sale of a property in late 2008.

(5) Due to certain unique operating characteristics of real estate companies, as discussed below, National Association Real Estate Investment Trust, ("NAREIT"), promulgated a measure known as FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards approved by the Board of Governors of NAREIT. NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, asset impairment write-downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our FFO calculation complies with NAREIT's policy described above.

We define MFFO, a non-GAAP measure, consistent with the Investment Program Association's ("IPA") Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: MFFO, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income or loss: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to remove the impact of GAAP straight-line adjustments from rental revenues); accretion of discounts and amortization of premiums on debt investments, mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income or loss from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, and unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While we are responsible for managing interest rate, hedge and foreign exchange risk, we do retain an outside consultant to review all of our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such non-recurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

See "Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional disclosures relating to FFO and MFFO.

The following table presents a reconciliation of net income (loss) to FFO and MFFO for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 (in thousands except per share data).

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Net income (loss)	$ (76,073)	$ (69,610)	$ (81,889)	$ (19,320)	$ 36,636
Adjustments:					
Depreciation and amortization [(1)]	135,557	123,084	126,223	124,040	98,901
Impairment of real estate assets [(1)(2)]	680	16,870	26,880	-	-
Loss (gain) on sale of real estate investment properties [(1)]	(288)	(1,104)	(337)	(850)	(4,478)
Net effect of FFO adjustment from unconsolidated entities [(3)]	37,862	20,316	11,219	15,856	17,786
Total funds from operations	97,738	89,556	82,096	119,726	148,845
Acquisition fees and expenses [(4)]	4,450	11,168	14,149	14,616	–
Straight-line adjustments for leases and notes receivable [(1)(5)]	(14,736)	(22,053)	(26,403)	(43,878)	(19,927)
Amortization of above/below market intangible assets and liabilities[(1)]	607	(8)	558	91	(207)
Loss (gain) from early extinguishment of debt [(1)]	4	2,057	(14,817)	(75)	-
Write-off of lease related costs [(1)(6)]	23,669	7,670	39,454	637	-
Loan loss provision	1,699	-	4,072	-	604
Contingent purchase consideration	-	(747)	(1,500)	3,472	-
Accretion of discounts/amortization of premiums	645	1,056	1,675	1,753	902
MFFO adjustments from unconsolidated entities [(3)]					
Acquisition fees and expenses [(4)]	-	4,921	-	-	-
Straight-line adjustments for leases and notes receivable [(5)]	269	158	(607)	(646)	(321)
Prepayment penalty fees	-	2,266	-	-	-
Interest expense on old loan	-	603	-	-	-
Amortization of above/below market intangible assets and liabilities	(18)	(54)	(74)	(71)	(129)
Modified funds from operations	$ 114,327	$ 96,593	$ 98,603	$ 95,625	$ 129,767
Weighted average number of shares of common stock outstanding (basic and diluted)	312,309	302,250	263,516	235,873	210,192
FFO per share (basic and diluted)	$ 0.31	$ 0.30	$ 0.31	$ 0.51	$ 0.71
MFFO per share (basic and diluted)	$ 0.37	$ 0.32	$ 0.37	$ 0.41	$ 0.62

FOOTNOTES:

(1) Includes amounts related to the properties that are classified as assets held for sale and for which the related results are classified as income (loss) from discontinued operations in the accompanying consolidated statements of operations.

(2) While impairment charges are excluded from the calculation of FFO, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges.

(3) This amount represents our share of the FFO or MFFO adjustments allowable under the NAREIT or IPA definitions, respectively, multiplied by the percentage of income or loss recognized under the HLBV method.

(4) In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. By adding back acquisition fees and expenses relating to business combinations, management believes MFFO provides useful supplemental information of its operating performance and will also allow comparability between different real estate entities regardless of their level of acquisition activities. Acquisition fees and expenses include payments to our advisor or third parties. Acquisition fees and expenses relating to business combinations under GAAP are considered operating expenses and as expenses included in the determination of net income (loss) and income (loss) from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property.

(5) Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, providing insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management's analysis of operating performance.

(6) Management believes that adjusting for write-offs of lease related assets is appropriate because they are non-recurring non-cash adjustments that may not be reflective of our ongoing operating performance.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

CNL Lifestyle Properties, Inc. is a Maryland corporation incorporated on August 11, 2003. We were formed primarily to acquire lifestyle properties in the United States that we generally lease on a long-term, triple-net basis (generally five to 20 years, plus multiple renewal options) to tenants or operators that we consider to be industry leading. We also engage third-party managers to operate certain properties on our behalf as permitted under applicable tax regulations. We define lifestyle properties as those properties that reflect or are impacted by the social, consumption and entertainment values and choices of our society. A large number of our properties are leased on a long-term, triple-net basis (generally five to 20 years, plus multiple renewal options) to tenants or operators that we consider to be industry leading. When beneficial to our investment structure and as a result of tenant defaults, we engage third-party manager to operate certain properties on our behalf as permitted under applicable tax regulations. We have also made loans (including mortgage, mezzanine and other loans) generally collateralized by interests in real estate. We have engaged CNL Lifestyle Advisor Corporation ("the Advisor") as our Advisor to provide management, acquisition, disposition, advisory and administrative services.

Our principal business objectives include investing in and owning a diversified portfolio of real estate with a goal to preserve, protect and enhance the long-term value of those assets. We have built a portfolio of properties that we consider to be well-diversified by region, asset type and operator. As of March 15, 2013, we had built a portfolio of 179 lifestyle properties. When aggregated by initial purchase price, the portfolio is diversified as follows: approximately 19% in ski and mountain lifestyle, 15% in golf facilities, 33% in senior housing, 13% in attractions, 5% in marinas and 15% in additional lifestyle properties. As of March 15, 2013, these assets consist of 23 ski and mountain lifestyle properties, 49 golf facilities, 62 senior housing properties, 20 attractions, 17 marinas and eight additional lifestyle properties with the following investment structure:

Wholly-owned:	
Leased properties [(1)]	73
Managed properties [(2)]	55
Held for development	1
Unconsolidated joint ventures: [(3)]	
Leased properties	14
Managed properties	36
	179

FOOTNOTES:

(1) Leased to single tenant operators (fully occupied except for one multi-family residential property), with a weighted-average lease rate of 8.6% at March 15, 2013. These rates are based on weighted-average annualized straight-line rent due under our leases. Excluding our one multi-family property, these leases have an average lease expiration of 15 years and tenants have multiple renewal option beyond the initial term.

(2) As of March 15, 2013, wholly-owned managed properties include: 13 golf facilities, 15 attractions, 20 senior housing properties, two marinas and five additional lifestyle properties. Under certain applicable tax regulations, properties are permitted to be temporarily managed (up to three years) and certain properties are permitted to be indefinitely managed. As of March 15, 2013, 30 properties were temporarily managed and 25 properties were indefinitely managed under management agreements, respectively.

(3) As of March 15, 2013, 49 properties held through four unconsolidated joint ventures are expected to be sold in 2013. See "Distributions from Unconsolidated Entities" for additional information.

As a mature REIT, a significant focus is to actively manage our assets and reinvest in our existing properties in order to maximize growth in rental income and property operating income. We will seek to maximize the total value of our portfolio in connection with our evaluation of various strategic opportunities in preparation for a potential future listing or other liquidity event(s) by December 31, 2015. We are evaluating each of our properties on a rigorous and ongoing basis, and to the extent we consider selling certain assets that we believe are not central to our long-term strategy in an effort to optimize and enhance our portfolio, we will evaluate these assets for impairment in accordance with our accounting policy. We anticipate that proceeds from any future sales will be reinvested into new assets, enhancements to existing assets or to retire obligations. We will also continue to reposition certain assets by making strategic tenant or operator changes for properties that we believe will benefit from a new operator based on specific expertise or geographic concentrations that a particular operator possesses.

We currently operate and have elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes. As a REIT, we generally will not be subject to federal income tax at the corporate level to the extent that we distribute at least 100% of our REIT taxable income and capital gains to our stockholders and meet other compliance requirements. We are subject to income taxes on taxable income from properties operated by third-party managers. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on all of our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is lost. Such an event could materially and adversely affect our operating results and cash flows. However, we believe that we are organized and have operated in a manner to qualify for treatment as a REIT beginning with the year ended December 31, 2004. In addition, we intend to continue to be organized and to operate so as to remain qualified as a REIT for federal income tax purposes.

Portfolio Trends

A large number of the properties in our real estate portfolio are operated by third-party tenant operators under long-term triple-net leases for which we report rental income and are not directly exposed to the variability of property-level operating revenues and expenses. We also engage third-party managers to operate certain properties on our behalf for which we record the property-level operating revenues and expenses and are directly exposed to the variability of the property's operations which impacts our results of operations. We believe that the financial and operational performance of our tenants and managers, and the general conditions of the industries within which they operate, provide indicators about our tenants' health and their ability to pay contractually obligated rent. For example, positive growth in visitation and per capita spending may result in our receipt of additional percentage rent and, conversely, declines may impact our tenants' ability to pay rent to us.

The following table illustrates property level revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") reported to us by our tenants and managers for the asset types below and includes both our leased and managed properties. We have only included property-level operating performance for consolidated properties in the table below. Property-level operating performance from our unconsolidated properties has been excluded because we do not believe it is as relevant and meaningful particularly since we are entitled cash distribution preferences where we receive a stated return on our investment each year ahead of our partners. Our tenants and managers are contractually required to provide this information to us in accordance with their respective lease and management agreements. While this information has not been audited, it has been reviewed by management to determine whether the information is reasonable and accurate in all material respects. In connection with this review, management reviews monthly property level operating performance versus budgeted expectations, conducts periodic operational review calls with operators and conducts periodic property inspections. We have aggregated this performance data on a "same-store" basis only for comparable properties that we have owned during the entirety of all periods presented and have included information for both leased and managed properties. We have not included performance data on acquisitions during the current periods presented because we did not own those properties during the entirety of both periods. For these reasons, we consider the property level data to be performance information that gives us information on trends which does not directly represent our results of operations. We do not consider this information to be a non-GAAP measure which can be reconciled to our GAAP financial statements because it includes performance of properties leased to third-party tenants and excludes performance of any properties acquired during the current periods presented. However, we believe this information is useful to help readers of our financial statements understand and evaluate trends, events and uncertainties in our business as it relates to our prior periods and to broader industry performance (in thousands):

	Year Ended December 31,					
	2012		2011		Increase/(Decrease)	
	Revenue	EBITDA [(1)]	Revenue	EBITDA [(1)]	Revenue	EBITDA
Ski and mountain lifestyle	$ 339,461	$ 81,740	$ 364,128	$ 89,845	(6.8)%	(9.0)%
Golf	161,677	36,393	157,424	27,952	2.7%	30.2%
Attractions	180,262	40,291	167,995	34,578	7.3%	16.5%
Marinas	34,416	12,436	34,176	11,969	0.7%	3.9%
Additional lifestyle	126,458	18,511	115,912	15,792	9.1%	17.2%
Total	$ 842,274	$ 189,371	$ 839,635	$ 180,136	0.3%	5.1%

	Year Ended December 31,					
	2011		2010		Increase/(Decrease)	
	Revenue	EBITDA [(1)]	Revenue	EBITDA [(1)]	Revenue	EBITDA
Ski and mountain lifestyle	$ 364,347	$ 90,150	$ 362,462	$ 95,438	0.5%	(5.5)%
Golf	162,606	28,813	160,609	30,140	1.2%	(4.4)%
Attractions	168,752	39,281	163,790	42,754	3.0%	(8.1)%
Marinas	33,609	12,266	33,840	13,893	(0.7)%	(11.7)%
Additional lifestyle	107,243	17,270	90,706	12,713	18.2%	35.8%
Total	$ 836,557	$ 187,780	$ 811,407	$ 194,938	3.1%	(3.7)%

FOOTNOTE:

(1) Property operating results for tenants under leased arrangements are not included in the company's operating results. Property-level EBITDA above is disclosed before rent and capital reserve payments to us, as applicable.

Overall, for the year ended December 31, 2012, our tenants and managers reported to us an increase in revenue and property-level EBITDA of 0.3% and 5.1%, respectively, as compared to the same period in the prior year. Excluding our ski and mountain lifestyle properties, which were impacted by unusually low levels of snow in the first quarter of 2012, our comparable properties reported an increase in revenue and property-level EBITDA of 6.1% and 19.5%. The increase was primarily attributable to our golf properties where we have begun to see an increase in EBITDA as a result of the new operators we have put in place successfully implementing much more focused cost initiatives leading to improved operating margins. Additionally, in connection with a lease restructure with our largest golf tenant in April 2012, we have made significant capital improvements across certain properties with the overall goal of improving profitability by enhancing the customer experience and driving revenue in the form of more rounds of golf, more membership sales, and more social and catering events. Our additional lifestyle properties, which include three waterpark hotels, and our attractions properties, have experienced an increase in visitations. We believe that all of these trends are a result of favorable weather patterns and a general improvement in consumer confidence and spending. Through the date of this filing, our ski operators have been reporting significantly better revenues and property-level EBITDA during the 2012/2013 ski season resulting from a more normalized level of snow.

The overall decrease in tenant EBITDA for the year ended December 31, 2011 was primarily attributable to a weak fourth quarter ski season due to extremely low levels of snowfall as well as a decrease in our golf and marinas properties which continued to experience challenging operating environments. Although revenues increased at our attractions properties, income was down compared to 2010 as a result of transition costs incurred moving these properties to new operators and higher than normal maintenance costs in 2011 as a result of extreme cost cutting measures in 2010 by our prior tenants.

When evaluating our senior housing properties' performance, management reviews operating statistics of the underlying properties, including revenue per occupied unit ("RevPOU") and occupancy levels. RevPOU, which is defined as total revenue divided by number of occupied units, is a widely used performance metric within the healthcare sector. This metric assists us to determine the ability of our operators to achieve market rental rates and to obtain revenues from providing healthcare related services. As of December 31, 2012, the managers for our 42 comparable properties reported to us an increase in occupancy of 3.5% as compared to the same period in 2011 and an increase in RevPOU of 2.1% for the fourth quarter of 2012 as compared to the same period in 2011. The increase in occupancy and RevPOU were driven primarily due to strong demands and rate increases at the properties.

The following table presents same store unaudited property-level information of our senior housing properties as of December 31, 2012 and 2011 (in thousands):

	Number of Properties	Year Ended December 31, 2012 Occupancy	2012 RevPOU	2011 Occupancy	2011 RevPOU	Increase/(Decrease) Occupancy	Increase/(Decrease) RevPOU
Senior housing	42	91.3%	$ 6,355	88.2%	$ 6,223	3.5%	2.1%

We continue to closely monitor the performance of all tenants, their financial strength and their ability to pay rent under the leases for our properties. Our asset managers review operating results and rent coverage compared to budget for each of our properties on a monthly basis, monitor the local and regional economy, competitor activity, and other environmental, regulatory or operating conditions for each property, make periodic site visits and engage in regular discussions with our tenants.

Ski and Mountain Lifestyle. According to the National Ski Areas Association and the Kottke National End of Season Survey 2011/12, the U.S. ski industry recorded a total of 51 million visits, down 16% from a record 2010/11 season. Our ski resorts finished the season with skier visits totaling 5.5 million, down 14% over the record prior year. As had been widely reported, snowfall for the 2011/12 season was significantly below average and our ski tenants experienced declines in revenues and earnings from the previous season. In the 2012/13 season several of our ski resorts opened ahead of schedule in the fourth quarter of 2012 due to early natural snowfall and favorable snowmaking conditions; all but one resort had opened by November 30, 2012. During the late December 2012 holiday period, skier visits at our resorts exceed that of 2011/12 by 37%, and nearly reached the visit levels of the much stronger 2010/11 holiday period. Revenue per visit for this same period was flat compared to 2011/12, while outperforming 2010/11 by 7%. In addition revenue for the 2012/2013 season through February 28, 2013 was up 15.2% as compared to the same period to the 2011/12 season. We believe that our ongoing commitment to investment in snowmaking infrastructure at our resorts continues to prove a key hedge against low snowfall, allowing our resorts to open and maintain quality ski terrain throughout any weather-challenged seasons.

Golf. Golf Datatech, one of the golf industry's leading providers of information, reported total rounds played in the U.S. for the year ended December 31, 2012 increased 5.7% from the same period in 2011. We attribute the increase in rounds played to favorable weather patterns and a perceived general improvement in consumer confidence. For the near term, the National Golf Foundation continues to project that the net supply of golf facilities (openings less closures) annually will continue to decline until the supply and demand approaches equilibrium.

Senior Housing. Americans 65 years and older are expected to live longer than the elderly did in the past and will need additional housing options to accommodate their special needs. Demand for senior housing options is currently outpacing the existing supply of senior housing units. The supply growth of certain senior housing asset classes over the last decade has declined dramatically following a boom in senior housing development in the 1990's. According to data from the National Investment Center for the Senior Housing and Care Industry Map Monitor for the fourth quarter of 2012 (the "Q4 2012 NIC Map Monitor"), overall senior housing occupancy has increased in each of the last eight quarters to 89.1% in the fourth quarter of 2012.

According to the Q4 2012 NIC Map Monitor covering the top 31 metro markets in the US, absorption of existing senior housing units, which represents the number of net units occupied, outpaced the inventory growth in each quarter since the first quarter of 2011. According to the same source, new inventory of senior housing units increased by only 1.2% rolling four quarters as of end of fourth quarter 2012, and the pace of absorption of existing inventory is expected to continue to outpace inventory growth during the next four quarters. We entered the senior housing sector in 2011 and believe this sector will continue to experience revenue growth in the future.

Attractions. Our properties include regional gated amusement parks and water parks that generally draw most of their visitation from local markets. Regional and local attractions have historically been resistant to recession, with inclement weather being a more significant factor impacting attendance. For the year ended December 31, 2012, our attractions portfolio exhibited property-level revenue increases of approximately 7.3% as compared to the same periods in 2011. According to the January 2013 IBIS World Industry Report on "Amusement Parks in the US", the industry has begun its post recession recovery. Through 2017, IBIS World forecast revenue to increase at an annualized rate of 2.4% to total $14.6 billion, with revenue forecast to grow 2.8% to $13.4 billion in 2013. This growth will be largely due to higher travel rates and rising consumer spending.

Marinas. According to the August 2012 IBIS World Industry Report on "Marinas in the US", the industry remains highly fragmented, with 91.6% of companies employing fewer than 20 people. Therefore, the industry has a large number of small, locally operated and owned enterprises. High barriers to entry limit the supply of competing properties and demand is projected to rise as the number of boat sales increase. Common industry drivers are boat ownership and occupancy. Marina operators are affected by government regulations, rising fuel prices, and general economic conditions. According to IBIS World, marinas in the United States are expected to experience slightly better prospects over the next five years with forecasted revenue to grow at an average annual rate of 1.3% as compared to a decline in revenues in the previous years. In addition, according to the December 2012 Marina Dock Age Industry Survey, 53% of respondents reported higher occupancies and 63% reported no rate changes in 2012. Thus far, the recovery is modest. However, operators believe the recovery will strengthen in 2013.

Seasonality

Many of the asset classes in which we invest experience seasonal fluctuations due to the nature of their business, geographic location, climate and weather patterns. As a result, these businesses experience seasonal variations in revenues that may require our operators to supplement operating cash from their properties in order to be able to make scheduled rent payments to us. We have structured the leases for certain tenants such that rents are paid on a seasonal schedule with most, if not all, of the rent being paid during the tenant's seasonally busy operating period.

As part of our diversification strategy, we have considered the varying and complementary seasonality of our asset classes and portfolio mix. For example, the peak operating season of our ski and mountain lifestyle assets is complimentary to the peak seasons in our attractions and golf portfolios to balance and mitigate the risks associated with seasonality. Generally, seasonality does not significantly affect our recognition of rental income from operating leases due to straight-line revenue recognition in accordance with GAAP. However, seasonality may impact the timing of when base rent payments are made by our tenants, which impacts our operating cash flows. Seasonality also impacts the amount of rental revenue we recognize in connection with capital improvement reserve revenue and percentage rents paid by our tenants, which is recognized in the period in which it is earned and is generally based on a percentage of tenant gross revenues.

In addition, seasonality directly impacts certain of our properties where we engage independent third-party managers to operate properties on our behalf and where we record property operating revenues and expenses rather than straight-line rents from operating leases. Certain of these properties will likely generate net operating losses during their non-peak months while generating most, if not all, of their operating income during their peak operating months. As of March 15, 2013, we had a total of 55 wholly-owned managed properties consisting of 13 golf facilities, 15 attractions properties, 20 senior housing properties, two marinas, and five additional lifestyle properties, which includes three waterpark hotels, one hotel and ski resort, and one multi-family residential property. Our consolidated operating results and cash flows during the first, second and fourth quarters will generally be lower than the third quarter primarily due to the non-peak operating months of our larger attractions properties. Conversely, during the third quarter our consolidated operating results and cash flows generally improve during the peak operating months of our large attraction properties.

Hurricane Impact

In October 2012, Hurricane Sandy caused some damage at two of our marina properties located in Point Pleasant and Brick Township, New Jersey, both of which are leased to a third-party tenant. Our tenant maintains insurance coverage on these properties and has filed an insurance claim that is expected to cover the majority of the required repairs except for approximately $0.5 million in damages related to the docks. We recorded the $0.5 million in damages that will not be covered by insurance during the year ended December 31, 2012. We anticipate that the damage will be mostly repaired prior to the 2013 boating season. All of our other properties reported limited or no impact from Hurricane Sandy.

Lease and Loan Amendments

As previously disclosed, we have actively monitored the performance of our golf properties operated by one tenant which had experienced ongoing challenges in the golf sector due to the general economic environment. In late 2011, in an effort to provide relief to our tenant and diversify our tenant concentration, we agreed to sell five of the most challenged properties and allow the tenant to terminate the leases upon the sale of the properties. In addition, we began the transition of seven other underperforming properties to new third-party managers to be operated for a period of time and terminated the leases at the time of each transition. As of December 31, 2012, we successfully completed the transition of the seven properties to third-party managers, and have successfully completed the sale of four of the five properties identified for sale. During 2012, based on ongoing sales negotiations, we re-evaluated the carrying value of the fifth property to be sold and determined further unrecoverable decline in the carrying value of the property. As such, we recorded an additional impairment provision of approximately $0.7 million for the year ended December 31, 2012. We anticipate completing the sale of the fifth golf property in 2013.

In April 2012, we entered into an agreement to restructure the leases relating to the large golf tenant's remaining 32 golf facilities (including the remaining property classified as held for sale) effective January 1, 2012. As part of the amendment, we adjusted the base lease rates charged to our tenant from 4.75% to 4.27% for 2012, from 5.25% to 5.70% for 2013 and from 5.75% to 5.70% for 2014. From a cash flow perspective, the amendment as compared to the prior leases, will reduce the 2012 rental cash flows by approximately $1.7 million (from $16.9 million to $15.2 million), will increase the 2013 rental cash flows by $1.6 million (from $18.7 million to $20.3 million), and will not cause a significant change to the 2014 rental cash flows (will remain at approximately $20.3 million). In addition, starting in 2015, the rent acceleration calculation changed from a stated 20 basis point increase to the annual lease rate, to an increase in rent equal to the greater of (i) the product of the prior year rent times two percent or (ii) the prior year rent times the change in the consumer price index per year. Due to the accounting requirement to straight line scheduled rent increases, the change in the rent acceleration (using a floor of a two percent increase per year) will result in a reduction of average rental income per year of approximately $3.4 million (a decrease in average rental income from $24.4 million to $21.0 million starting in 2012). However, the amended lease increased the percentage rent provision from 8.25% to 10% of revenues in excess of a certain threshold for the 22 properties for which the tenant engaged a third-party operator, as described below. As for the remaining ten properties, the percentage rent provision increased from 8.25% to 30% of revenues in excess of a certain threshold. Until such time as the $6 million term loan, described below, is paid in full, percentage rent will not be recognized as income on these ten properties. Instead, the percentage rents calculated under the terms of the lease will be treated as a collection of principal relating to the $6 million loan described below. Percentage rent relating to these ten properties will be recorded as income once the $6 million principal balance has been collected in full. As of December 31, 2012, percentage rent of approximately $0.1 million was recorded as a reduction to the $6 million outstanding loan balance. In addition, the amended lease increased the capital expenditure reserve funding requirements to 3% of revenues starting in 2013, as compared to 2% under the old lease. Even though the amendment reduced the base rent and rent escalators, we anticipate recording higher percentage rent and cap ex reserve rent as the tenant begins to improve the revenues and the operations of the 32 golf properties.

As part of amending the lease as described above, we recorded bad debt expense of $2.1 million related to past due rental and interest amounts due to ceasing collection efforts on these balances. In addition, we allowed the tenant to engage a third-party operator to manage 22 of the 32 golf properties on its behalf to allow the tenant to narrow its operating focus on the remaining ten geographically concentrated golf properties. We also committed to provide $9.5 million in capital improvements to make targeted enhancements to various courses and clubhouses and agreed to provide lease incentives totaling up to $23 million for working capital, inventory, property tax obligations and other purposes. In addition, we refinanced a $6 million outstanding working capital line of credit facility previously provided to the tenant, into a $6 million term loan with interest at LIBOR plus 4%, with no payments of principal or interest required until January 2014, at which point all accrued interest will be added to the principal of the loan, monthly interest payments will commence and annual principal payments will be due through the maturity date of December 31, 2016. However, as described under the terms of the amended leases, any percentage rental amounts calculated in accordance with the terms of the leases for ten of the properties will be applied first against the loan for ten of the properties only so long as there is remaining principal balance due. The tenant will have the ability to extend the maturity date to December 31, 2021, subject to certain terms and conditions. Additionally, as a result of refinancing the working capital line of credit facility to a term loan, we recorded a loan loss provision under this troubled debt restructure of approximately $1.7 million representing the difference between the expected future cash flows discounted at the original loan's effective interest rate and the net carrying value of the loan.

As a result of the lease amendment described above during the year ended December 31, 2012, we evaluated and determined that the properties were not deemed impaired based on the fact that the undiscounted cash flows of the amended lease terms exceeded the net carrying value of the properties. We believe the rent and other relief provided by the agreement described above, coupled with improvements in the golf sector revenues and earnings before interest, taxes, depreciation, amortization and will enable our tenant to work through its financial difficulties and begin operating profitably.

Additionally, during the year ended December 31, 2012, three additional tenants which operated five of our other golf properties and 15 marinas properties, experienced ongoing challenges due to the general economic environment and defaulted on their lease payments to us. In August 2012, we terminated the leases on the five underperforming golf properties and transitioned them to one of our existing third-party managers to operate the properties for a period of time. In connection with the termination, we recorded a loss on lease termination of approximately $2.7 million relating to the write-off of deferred rent and lease related intangible assets and also wrote off approximately $1.0 million in bad debt expense relating to past due rents that were deemed uncollectible for the year ended December 31, 2012. We are currently evaluating the best course of action for the 15 marinas properties which may include a potential tenant change or termination of the leases and transition to new third-party managers. In anticipation of the anticipated transition to new tenants or managers, we recorded a loss on lease termination of approximately $20.2 million to write off deferred rent and lease intangible assets relating to the 15 marina leases. We also recorded approximately $2.0 million in bad debt expense relating to past due rents that we believe are uncollectible for one marina tenant that leases four properties. We drew on the letter of credit posted by our other marina tenant to cover $2.1 million in past due rent owned under their leases with us. As a result of financial difficulties of the tenants that operated the five golf properties and the 15 marinas properties, we performed an impairment analysis and determined that the estimated future undiscounted operating cash flows exceeds the carrying value of the properties. As such no impairment provision was recorded.

Litigation

A purported class action lawsuit on behalf of shareholders who purchased shares under our DRP on or after April 1, 2010, Allyn v. CNL Lifestyle Properties, Inc. et al., was filed on January 18, 2013 in the United States District Court for the Middle District of Florida against the Company and certain of our current and former directors. The lawsuit alleges claims for breach of fiduciary duty against the directors and constructive trust and unjust enrichment against the Company. The factual assertions in the complaint consist primarily of the allegation that the price for shares purchased under the DRP was inflated. The complaint seeks an unspecified amount of damages and other relief relating to the purported inflation. The Company intends to defend vigorously against such claims and is not able to determine the ultimate outcome at this time.

LIQUIDITY AND CAPITAL RESOURCES

General

Our principal demand for funds during the short and long-term will be for operating expenses, debt service and cash distributions to stockholders. Generally, our cash needs will be generated from our investments including rental income, property operating income from managed properties, interest payments on the loans we make and distributions from our unconsolidated entities. To the extent we have dispositions, we expect the net sale proceeds will be used to make additional acquisitions, enhancement to our existing portfolio or to retire obligations. To the extent we have acquisitions, our primary source of funds will be from property dispositions, borrowings and proceeds from our DRP.

We believe that our current liquidity needs for operating expenses, debt service and cash distributions to stockholders will be adequately covered by cash generated from our investments and other sources of available cash. Additionally, many of our asset classes experience seasonal fluctuations where they make rental payments to us during their peak operating months. As a result, our operating cash flows will fluctuate due to the seasonality of those properties. We believe that we will be able to refinance our debt as it comes due in the ordinary course of business and will be exploring additional borrowing opportunities. From time to time, we will consider open market purchases of our senior notes or other indebtedness when considered advantageous.

During the year ended December 31, 2012, we acquired ten senior housing properties for a combined purchase price of approximately $138.3 million and one attractions property for a purchase price of approximately $51.9 million, excluding transaction costs. For the first time since the inception of our company, we are fully invested but will continue to monitor other income producing investment opportunities that are within the parameters of our conservative investment policies with cash on hand, proceeds from dispositions, proceeds from our reinvestment plan, our revolving line of credit and other long-term debt financing. See "Indebtedness" below for additional information.

Sources and Uses of Liquidity and Capital Resources

Operating Cash Flows. Our net cash flows provided by operating activities was approximately $76.7 million for the year ended December 31, 2012 which consisted primarily of rental income from operating leases, property operating revenues, interest income on mortgages and other notes receivable, distributions from our unconsolidated entities and interest earned on cash balances offset by payments made for operating expenses including property operating expenses and asset management fees to our Advisor. Net cash flows provided by operating activities was approximately $83.1 million for the year ended December 31, 2011. The decrease in operating cash flows of approximately $6.3 million or 7.6% as compared to the prior year is principally attributable to:

- A reduction in net operating income from properties that were converted from managed to leased structure and a reduction in rental income as a result of lease modifications of approximately $2.9 million;
- Lease incentive payments of approximately $12.4 million provided to our largest golf tenant in connection with the restructure discussed above;

- An increase in asset management fees, general and administrative expenses and interest expense paid of approximately $18.4 million; offset, in part, by;
- An increase in rental income and net operating income from new properties acquired during second half of 2011 through end of 2012 of approximately $19.4 million; and
- An increase in net operating income from "same-store" managed properties of approximately $9.7 million.

Operating Leases. As of December 31, 2012, we leased 73 properties under long-term, triple-net leases to third-parties. The following is a schedule of future minimum lease payments to be received under the non-cancelable operating leases with third-parties at December 31, 2012 excluding properties that we classified as assets held for sale (in thousands):

2013	$	121,196
2014		123,965
2015		126,810
2016		128,892
2017		130,010
Thereafter		1,359,716
Total	$	1,990,589

Mortgages and Other Notes Receivable. As of December 31, 2012 and 2011, mortgages and other notes receivable consisted of the following (in thousands):

	December 31,	
	2012	2011
Principal	$ 121,019	$ 120,275
Accrued interest	5,301	3,364
Acquisition fees, net	109	753
Loan origination fees, net	-	(40)
Loan loss provision	(1,699)	-
Total carrying amount	$ 124,730	$ 124,352

In April 2012, we restructured a $6 million outstanding working capital line of credit receivable with a borrower that was having financial difficulties into a $6 million term loan. As part of the restructure, we reduced the interest rate from a fixed rate of 11% per annum to a rate of LIBOR plus 4% per annum and extended the maturity date from November 2013 to December 2016, with no payments of principal or interest required until January 2014. The borrower has an option to extend the maturity date to December 2021, subject to certain terms and conditions. We recorded a loan loss provision under this troubled debt restructure of approximately $1.7 million representing the difference between the expected future cash flows discounted at the original loan's effective interest rate and the net carrying value of the loan. Additionally, as part of the restructure, any percentage rent received for certain of the golf facilities will be used to reduce the term loan until it is paid in full. As of December 31, 2012, percentage rent of approximately $0.1 million was recorded as a reduction to the term loan.

In July 2012, we committed to advance an additional $0.8 million to one of our existing borrowers for property-related improvements. The $0.8 million loan has a fixed annual interest rate of 10.0% with monthly payments of interest only and matures on September 30, 2022. In addition, two existing loans from this borrower matured during the year ended December 31, 2012 and we extended the maturity to September 30, 2022. As of December 31, 2012, we have funded approximately $0.7 million.

In September 2012, we granted a two-year extension on two of our existing loans that matured in September 2012 with a new maturity date of September 1, 2014. All other terms of the loan remained substantially the same with the exception of no prepayment fees with 90 days notice.

See Item 8. "Financial Statements and Supplementary Data" — Note 9, "Mortgages and Other Notes Receivable, net" for additional information. The following is a schedule of future principal maturities for all mortgages and other notes receivable (in thousands):

2012	$ 52
2013	86,133
2014	57
2015	11,133
2016	110
Thereafter	23,534
Total	$ 121,019

Real Estate Sales. During the year ended December 31, 2012, we completed the sale of three golf facilities for $1.5 million. In connection with the sale, we recorded a gain of approximately $0.4 million.

Distributions from Unconsolidated Entities. As of December 31, 2012, we had investments in 50 properties through unconsolidated entities. We are entitled to receive quarterly cash distributions from our unconsolidated entities to the extent there is cash available to distribute. For the years ended December 31, 2012, 2011, and 2010, we received distributions of approximately $40.2 million, $25.9 million and $12.7 million, respectively. The change in distributions received was primarily due to an increase in the number of ventures in which we had interests. During the year ended December 31, 2012, we had interests in five unconsolidated entities for the entire year as compared to partial year in 2011. During the year ended December 31, 2010, we had interests in two unconsolidated entities.

In December 2012, in connection with an existing purchase option held by Sunrise Living Investments, Inc. ("Sunrise") our venture partner on our three senior housing ventures, we entered into an agreement with Health Care REIT, Inc. ("HCN"), as result of a potential merger by HCN with Sunrise. Under the agreement, HCN and Sunrise will purchase our our interests in the CNLSun I, CNLSun II and CNLSun III Ventures for an aggregate purchase price of approximately $198.5 million subject to adjustment based on the closing date and actual cash flow distribution (the "Joint Venture Dispositions"). The Joint Venture Dispositions was conditioned upon the merger of HCN with Sunrise, which was completed in January 2013. We plan to deploy the sale proceeds in additional permitted investments and pay down the principal balance of our revolving line of credit. For the years ended December 31, 2012 and 2011, we recorded aggregate equity in earnings (loss) of approximately $0.8 million and $(10.6) million, respectively, and received aggregate cash distributions of $26.1 million and $11.6 million, respectively, from CNLSun I, CNLSun II and CNLSun III Ventures. We did not own these three joint ventures during 2010.

In December 2012, the venture decided to sell seven destination retail properties held through the Intrawest Venture to third-party buyers. The properties are expected to be sold in 2013. For the years ended December 31, 2012, 2011 and 2010, we recorded equity in earnings (loss) of approximately $(4.2) million, $0.8 million and $0.2 million, respectively, and received cash distributions of $2.7 million, $2.8 million and 1.6 million, respectively, from the Intrawest Venture. The equity in loss during the year ended December 31, 2012 was an impairment provision of approximately $4.5 million due to the fact that the carrying value of one of the Intrawest Venture properties was higher than the expected net sales proceeds.

We expect the distributions from unconsolidated joint ventures will decrease during 2013 due to the sale of these properties held in these four ventures.

Distribution Reinvestment Plan. In 2011 we completed our final offering and filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, to register the sale of up to an additional $250 million (26.3 million shares of common stock at $9.50 per share) under our DRP. In accordance with our DRP, in the event that our Board determines a new estimated fair value of our common stock, shares of our common stock would thereafter be sold pursuant to the DRP at a price determined by our Board of Directors, which price shall not be less than 95% of the estimated fair value of a share of our common stock. On August 1, 2012, in order to comply with requirements that became applicable once we completed our offerings, our Board of Directors determined that our estimated NAV per share was $7.31. Accordingly, effective August 9, 2012, under the DRP, beginning with reinvestments made after August 9, 2012, and until we announce a new price, the DRP shares will be offered at $6.95, which represents a 5% discount to the new estimated fair value of $7.31 per share. We anticipate we will continue to raise capital through our DRP and will use such proceeds for acquisitions and enhancements, distributions shortfalls and other corporate purposes. During the years ended December 31, 2012, 2011 and 2010, we raised approximately $69.0 million, $83.5 million and $73.1 million, respectively under the DRP.

Indebtedness. We have borrowed and intend to continue to borrow money to acquire properties, fund ongoing enhancements to our portfolio and to pay certain related fees and to cover periodic shortfalls between distributions paid and cash flows from operating activities. See "Distributions" below for additional information. In many cases, we have pledged our assets in connection with such borrowings. We have also borrowed, and may continue to borrow money to pay distributions to stockholders in order to avoid distribution volatility. The aggregate amount of long-term financing is not expected to exceed 50% of our total assets. As of December 31, 2012, our leverage ratio, calculated as total indebtedness over total assets, was 38.7% (45.3% including our share of unconsolidated assets and debts).

We repaid $14.4 million of seller financing when it matured in March 2012. Additional seller financing of $37.6 million was extended with a new maturity date of December 31, 2014. This loan has an annual fixed interest rate of 8.0% that increases to 9.5% and requires monthly payments of interest only. In May 2012, we prepaid $3.0 million of the remaining $37.6 million seller financing.

In August 2012, we refinanced our revolving line of credit with a new revolving credit facility of $125.0 million and repaid our old revolving line of credit in full. The new revolving credit facility bears interest (a) between LIBOR plus 3.0% and LIBOR plus 3.75% or (b) between a base rate (the greater of the prime rate and the federal funds rate) plus 2.0% and a base rate plus 2.75%; both LIBOR and base rate pricing are contingent upon certain leverage ratios. The new revolving credit facility matures in August 2015 and is collateralized by certain of our lifestyle properties. The facility contains customary affirmative financial covenants and ratios including fixed charge coverage ratio, leverage ratio, interest coverage ratio and debt to total asset ratio. During the year ended December 31, 2012, we borrowed $170.0 million to fund the acquisition of nine properties and repaid $75.0 million under our revolving line of credit. As of December 31, 2012, the new revolving credit facility has an outstanding balance of approximately $95.0 million.

As of December 31, 2012 and 2011, our indebtedness consisted of the following (in thousands):

	December 31,	
	2012	**2011**
Mortgages payable		
Fixed rate debt	$ 461,926	$ 344,273
Variable rate debt [(1)]	152,710	134,875
Discount	(234)	(293)
Sellers financing		
Fixed rate debt	34,600	52,000
Total mortgages and other notes payable	649,002	530,855
Line of credit	95,000	–
Senior notes	396,550	396,550
Discount	(2,450)	(2,768)
Total notes	394,100	393,782
Total indebtedness	$ 1,138,102	$ 924,637

FOOTNOTE:

(1) Amount includes variable rate debt of approximately $131.7 million and $134.9 million as of December 31, 2012 and 2011, respectively that has been swapped to fixed rates.

As of December 31, 2012, four of our loans require us to meet certain customary financial covenants and ratios including fixed charge coverage ratio, leverage ratio, interest coverage ratio and debt to total assets ratio. We were in compliance with all applicable provisions as of December 31, 2012. Our other long-term borrowings are not subject to any significant financial covenants.

See Item 8. "Financial Statements and Supplementary Data" — Note 11. "Indebtedness" for additional information on mortgages and other notes payable.

See also "Off Balance Sheet and Other Arrangements—Borrowings of Our Unconsolidated Entities" for a description of the borrowings of our unconsolidated entities.

The following is a schedule of future principal payments and maturities for all indebtedness (in thousands):

2013	$ 19,621
2014	72,816
2015	150,944
2016	170,018
2017	165,189
Thereafter	562,198
Total	$ 1,140,786

Distributions. Effective April 1, 2012, our Board of Directors began declaring distributions on a quarterly basis as opposed to on a monthly basis. Payment of distributions has been and will continue to be paid quarterly. The distributions for the fourth quarter of 2012 were declared to stockholders of record at the close of business on December 1, 2012 and were paid by December 31, 2012. The amount of distributions declared to our stockholders is determined by our Board of Directors and is dependent upon a number of factors, including:

- Sources of cash available for distribution such as current year and inception to date cumulative cash flows from operating activities, FFO, MFFO and Adjusted EBITDA, as well as, expected future long-term stabilized cash flows, FFO and MFFO and Adjusted EBITDA;
- The proportion of distributions paid in cash compared to the amount being reinvested through our DRP;
- Limitations and restrictions contained in the terms of our current and future indebtedness concerning the payment of distributions; and
- Other factors such as the avoidance of distribution volatility, our objective of continuing to qualify as a REIT, capital requirements, the general economic environment and other factors.

In 2011, we completed our final offering of shares of common stock. During the year ended December 31, 2012, we fully invested the proceeds of our common stock offering and our senior unsecured note offering. As communicated previously, upon reaching that goal, our Board evaluated the expected future cash flows, FFO, MFFO and Adjusted EBITDA expected to be generated by our portfolio, in keeping with our intention of paying a sustainable level of dividends going forward. On August 9, 2012, based on our assessment of forward-looking expected performance, the impact of the expected continued slow growth of the broader domestic economy and to ensure we retain sufficient capital to continually reinvest in and improve our assets, our Board approved a reduction in quarterly distributions to $0.10625 per share, effective during the third quarter of 2012. Our Board will continue to actively evaluate our distribution rate going forward and will make adjustments as it believes is appropriate based on changes in our expected cash flows, FFO, MFFO and Adjusted EBITDA.

The following table presents total distributions declared including cash distributions, distributions reinvested and distributions per share for the years ended December 31, 2012 and 2011 (in thousands except per share data):

					Sources of Distributions Paid in Cash
	Distributions Per Share	Total Distributions Declared	Distributions Reinvested [1]	Net Cash Distributions	Cash Flows From (Used In) Operating Activities [2]
2012 Quarter					
First	$ 0.1563	$ 48,353	$ 20,876	$ 27,477	$ 22,157
Second	0.1563	48,631	20,579	28,052	14,025
Third	0.1063	33,280	13,820	19,460	46,617
Fourth	0.1063	33,449	13,761	19,688	(6,073)[3]
Year	$ 0.5252	$ 163,713	$ 69,036	$ 94,677	$ 76,726[3]
2011 Quarter					
First	$ 0.1563	$ 45,040	$ 20,072	$ 24,968	$ 24,317
Second	0.1563	47,430	21,135	26,295	27,257
Third	0.1563	47,874	21,210	26,664	41,299
Fourth	0.1563	48,103	21,079	27,024	(9,809)[3]
Year	$ 0.6252	$ 188,447	$ 83,496	$ 104,951	$ 83,064[3]

FOOTNOTES:

(1) Distributions reinvested may be dilutive to stockholders to the extent that they are not covered by cash flows from operations, FFO and MFFO and such shortfalls are instead covered by borrowings.

(2) Cash flows from operating activities calculated in accordance with GAAP are not necessarily indicative of the amount of cash available to pay distributions. For example, GAAP requires that the payment of acquisition fees and costs be classified as a use of cash in operating activities in the statement of cash flows, which directly reduces the measure of cash flows from operations. However, acquisition fees and costs are paid for with debt financings as opposed to operating cash flows. The Board of Directors also uses other measures such as FFO and MFFO in order to evaluate the level of distributions.

(3) The shortfall in cash flows from operating activities versus cash distributions paid was funded with borrowings.

For the years ended December 31, 2012, 2011 and 2010, approximately 0.0%, 0.0% and 0.3%, respectively, of the distributions paid to stockholders were considered taxable income and approximately 100.0%, 100.0% and 99.7%, respectively, were considered a return of capital to stockholders for federal income tax purposes. Due to a variety of factors, the characterization of distributions declared for the year ended December 31, 2012 may not be indicative of the characterization of distributions that may be expected for the year ending December 31, 2013. No amounts distributed to stockholders for the years ended December 31, 2012, 2011 and 2010 were required to be or have been treated as a return of capital for purposes of calculating the stockholders' return on their invested capital as described in our advisory agreement.

Common Stock Redemptions. We redeem shares pursuant to our redemption plan, which is designed to provide eligible stockholders with limited interim liquidity by enabling them to sell shares back to us prior to any listing of our shares. There is currently a sizable backlog and a waiting list for redemption requests and stockholders will likely wait a long period of time to have their shares redeemed, if ever.

The following details our redemptions for the years ended December 31, 2012 and 2011, respectively (in thousands except per share data):

	First	Second	Third	Fourth	Full Year
2012 Quarters					
Requests in queue	6,419	7,763	8,512	8,856	6,419
Redemptions requested	1,574	1,010	1,064	1,535	5,183
Shares redeemed:					
Prior period requests	(4)	(177)	(245)	(98)	(524)
Current period request	(172)	—	(158)	(319)	(649)
Adjustments [1]	(54)	(84)	(317)	(248)	(703)
Pending redemption requests [2]	7,763	8,512	8,856	9,726	9,726
Average price paid per share	$ 9.92	$ 9.92	$ 7.31	$ 7.30	$ 8.06

	First	Second	Third	Fourth	Full Year
2011 Quarters					
Requests in queue	3,595	4,036	5,328	6,016	3,595
Redemptions requested	1,227	2,133	1,475	1,170	6,005
Shares redeemed:					
Prior period requests	(631)	(500)	(503)	(609)	(2,243)
Current period request	(135)	(256)	(265)	(158)	(814)
Adjustments [1]	(20)	(85)	(19)	—	(124)
Pending redemption requests [2]	4,036	5,328	6,016	6,419	6,419
Average price paid per share	$ 9.79	$ 9.83	$ 9.83	$ 9.80	$ 9.81

FOOTNOTES:

(1) This amount represents redemption request cancellations and other adjustments.

(2) Requests that are not fulfilled in whole during a particular quarter will be redeemed on a pro rata basis to the extent funds are made available pursuant to the redemption plan.

For the year ended December 31, 2011, our Board of Directors determined that redemptions under our redemption plan would be limited to $7.5 million per calendar quarter. Effective for the first quarter of 2012, our Board of Directors approved redemptions of up to $1.75 million per calendar quarter.

As described above under "Estimated Fair Value per Share", on August 9, 2012, our Board determined that the estimated NAV per share was $7.31. We executed the Third Amended and Restated Redemption Plan (the "Redemption Plan") to revise the redemption price so that for those shares redeemed after August 1, 2012, the redemption price per share would be based on the applicable Redemption Percentage of our estimated value per share on the date the redemption was effected. Pursuant to the DRP, shareholders may not request redemption of less than 25% of their shares.

On August 9, 2012, our Board of Directors approved an increase of the redemption amount to the lesser of (i) $3.0 million per calendar quarter or (ii) the amount of aggregate proceeds available under our DRP, effective as of the third quarter of 2012. Our Board of Directors will continue to evaluate and determine the amount of shares to be redeemed based on what it believes to be in the best interests of the company and our stockholders, as the redemption of shares dilutes the amount of cash available to make acquisitions and for other corporate purposes.

In the event there are insufficient funds to redeem all of the shares for which redemption requests have been submitted, redemptions will occur on a pro rata basis at the end of each quarter, with the actual redemption occurring at the beginning of the next quarter. Stockholders whose shares are not redeemed due to insufficient funds in that quarter will have their requests carried forward and be honored at such time as sufficient funds exist. In such case, the redemption request will be retained and such shares will be redeemed before any subsequently received redemption requests are honored, subject to certain priority groups for hardship cases. Redeemed shares are considered retired and will not be reissued. See Item 5. "Market for Registrant's Common Equity, Related Stockholders Matters and Issuer Purchases of Equity Securities" — "Redemption of Shares" for additional information.

Stock Issuance Costs and Other Related Party Arrangements. Our chairman of the board indirectly owns a controlling interest in CNL Financial Group Inc., our sponsor and an affiliate of CNL Securities Corp., the managing dealer of our common stock offerings (the "Managing Dealer"). The Managing Dealer received fees and compensation in connection with our common stock offerings, which were completed on April 9, 2011 and from our DRP. In addition, our Advisor receives fees and compensation in connection with the acquisition, management and sale of our assets. Amounts incurred relating to these transactions were approximately $42.7 million, $79.4 million and $72.4 million for the years ended December 31, 2012, 2011 and 2010, respectively. Of these amounts, approximately $1.0 million and $1.1 million are included in due to affiliates in the accompanying consolidated balance sheets as of December 31, 2012 and 2011, respectively. Our Advisor and its affiliates are entitled to reimbursement of certain expenses and amounts incurred on our behalf in connection with our offering, acquisitions and operating activities. Reimbursable expenses for the years ended December 31, 2012, 2011 and 2010 were approximately $8.4 million, $13.0 million and $13.2 million, respectively.

Pursuant to the advisory agreement, we will not reimburse our Advisor for any amount by which total operating expenses paid or incurred by us exceed the greater of 2% of average invested assets or 25% of net income (the "Expense Cap") in any expense year. For the expense years ended December 31, 2012, 2011 and 2010, operating expenses did not exceed the Expense Cap.

We also maintain accounts at a bank in which our chairman and vice-chairman serve as directors. We had deposits at that bank of approximately $5.5 million and $4.4 million as of December 31, 2012 and 2011, respectively.

As of the date of this filing, our board of directors had amended our advisory agreement to clarify certain subordinated disposition fees paid to our Advisor in connection with the sale of properties.

Critical Accounting Policies and Estimates

Below is a discussion of the accounting policies that management believes are critical to our operations. We consider these policies critical because they involve difficult management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. The judgments affect the reporting amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Basis of Presentation and Consolidation. Our consolidated financial statements will include our accounts, the accounts of our wholly owned subsidiaries or subsidiaries for which we have a controlling interest, the accounts of variable interest entities ("VIEs") in which we are the primary beneficiary, and the accounts of other subsidiaries over which we have a controlling financial interest. All material intercompany accounts and transactions will be eliminated in consolidation.

We will analyze our variable interests, including loans, leases, guarantees, and equity investments, to determine if the entity in which we have a variable interest is a variable interest entity. Our analysis includes both quantitative and qualitative reviews. We base our quantitative analysis on the forecasted cash flows of the entity, and our qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and financial agreements. We also use our quantitative and qualitative analyses to determine if we must consolidate a variable interest entity as the primary beneficiary.

Allocation of Purchase Price for Real Estate Acquisitions. Upon the acquisition of real estate properties, we record the fair value of the land, buildings, equipment, intangible assets, including but not limited to in-place leases, origination costs and above or below market lease values, assumed liabilities and any contingent liabilities and any contingent purchase consideration at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In evaluating fair value, we consider information obtained about each property as a result of our Advisor's due diligence and utilize various valuation methods, such as estimated cash flow projections, using appropriate discount and capitalization rates, estimates of replacement costs net of depreciation and available market information.

The fair value of the tangible assets of an acquired leased property is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and building based on the determination of the fair values of these assets.

The purchase price is allocated to in-place lease intangibles based on management's evaluation of the specific characteristics of the acquired lease. Factors considered include estimates of carrying costs during hypothetical expected lease up periods, including estimates of lost rental income during the expected lease up periods, and costs to execute similar leases such as leasing commissions, legal and other related expenses.

We may also enter into yield guarantees in connection with an acquisition, whereby the seller agrees to hold a portion of the purchase price in escrow that may be repaid to us in the event certain thresholds are not met. In calculating the estimated fair value of the yield guarantee, we consider information obtained about each property during the due diligence and budget process as well as discount rates to determine the fair value. We periodically evaluate the fair value of the yield guarantee and record any adjustments to the fair value as a component of other income (expense) in the consolidated statement of operations.

Investment in Unconsolidated Entities —We account for our investment in unconsolidated joint ventures under the equity method of accounting as we exercise significant influence, but do not maintain a controlling financial interest over these entities. These investments are recorded initially at cost and subsequently adjusted for cash contributions, distributions and equity in earnings (loss) of the unconsolidated entities. Based on the respective venture structures and preferences we receive on distributions and liquidation, we record our equity in earnings of the entities under the HLBV method of accounting. Under this method, we recognize income or loss in each period as if the net book value of the assets in the ventures were hypothetically liquidated at the end of each reporting period following the provisions of the joint venture agreements. In any given period, we could be recording more or less income than actual cash distributions received and more or less than what we may receive in the event of an actual liquidation. Our investment in unconsolidated entities is accounted for as an asset acquisition in which acquisition fees and expenses are capitalized as part of the basis in the investment in unconsolidated entities. The acquisition fees and expenses create an outside basis difference that are allocated to the assets of the investee and, if assigned to depreciable or amortizable assets, the basis differences are then amortized as a component of equity in earnings (loss) of unconsolidated entities.

Acquisition Fees and Expenses. We incur acquisitions fees and expenses in connection with the selection and acquisition of properties, including expenses on properties we determine not to acquire. We immediately expense all acquisition costs and fees associated with transactions deemed to be business combinations, but capitalize these costs for transactions deemed to be acquisitions of an asset or equity investment.

Assets Held for Sale and Discontinued Operations. Assets that are classified as held for sale are recorded at the lower of their carrying value or fair value less costs to dispose. We classify assets as held for sale once management has the authority to approve and commits to a plan to sell, the assets are available for immediate sale, an active program to locate a buyer and the sale of the assets are probable and transfer of the assets are expected to occur within one year. Upon the determination of the assets classified as held for sale or sold, the depreciation and amortization of the assets will terminate. The related operations of assets held for sale are reported as discontinued if such operations and cash flows can be clearly distinguished both operationally and financially from the ongoing operations, such operations and cash flows will be eliminated from ongoing operations once the disposal occurs, and if we will not have any significant continuing involvement subsequent to the sale.

Real Estate Impairments. We test the recoverability of our directly-owned real estate whenever events or changes in circumstances indicate that the carrying value of those assets may be impaired. Factors that could trigger an impairment analysis include, among others: (i) significant underperformance relative to historical or projected future operating results; (ii) significant changes in the manner of use or estimated holding period of our real estate assets or the strategy of our overall business; (iii) a significant increase in competition; (iv) a significant adverse change in legal factors or an adverse action or assessment by a regulator, which could affect the value of our real estate assets; or (v) significant negative industry or economic trends. When such factors are present, we assess potential impairment by comparing estimated future undiscounted operating cash flows expected to be generated over the life of the asset and from its eventual disposition, to the carrying amount of the asset. In the event that the carrying amount exceeds the estimated future undiscounted operating cash flows, we would recognize an impairment provision to adjust the carrying amount of the asset to the estimated fair value less costs to dispose. Fair values are generally determined based on incorporating market participant assumptions, discounted cash flow models and our estimates reflecting the facts and circumstances of each acquisition.

For investments in unconsolidated entities, management monitors on a continuous basis whether there are any indicators, including the underlying investment's property operating performance and general market conditions, that the value of the investments in unconsolidated entities may be impaired. An investment's value is impaired only if management's estimate of the fair value of the investment is less than the carrying value of the investment and such difference is deemed to be other-than-temporary. To the extent an impairment has occurred, the loss would be measured as the excess of the carrying amount of the investment over the estimated fair value of the investment.

The estimated fair values of our unconsolidated entities are based upon a discounted cash flow model that includes all estimated cash inflows and outflows over the expected holding period. The capitalization rates and discount rates utilized in the model are based upon rates that we believe to be within a reasonable range of current market rates for the underlying properties.

Leases. Our leases are accounted for as operating leases. Lease accounting principles require management to estimate the economic life of the leased property, the residual value of the leased property and the present value of minimum lease payments to be received from the tenant in order to determine the proper lease classification. Changes in our estimates or assumptions regarding collectability of lease payments, the residual value or economic lives of the leased property could result in a change in lease classification and our accounting for leases.

Revenue Recognition. For properties subject to operating leases, rental revenue is recorded on a straight-line basis over the terms of the leases. Additional percentage rent that is due contingent upon tenant performance thresholds, such as gross revenues, is deferred until the underlying performance thresholds have been achieved. Property operating revenues from managed properties, which are not subject to leasing arrangements, are derived from room rentals, food and beverage sales, ski and spa operations, golf operations, membership dues, ticket sales, concessions, waterpark and themepark operations, resident rental fees and services, and other service revenues. Such revenues, excluding membership dues, are recognized when rooms are occupied, when services have been performed, and when products are delivered. Membership dues are recognized ratably over the term of the membership period. For mortgages and other notes receivable, interest income is recognized on an accrual basis when earned, except for loans placed on non-accrual status, for which interest income is recognized when received. Any deferred portion of contractual interest is recognized on a straight-line basis over the term of the corresponding note. Loan origination fees charged and acquisition fees incurred in connection with the making of loans are recognized as interest income, and a reduction in interest income, respectively over the term of the notes.

Mortgages and other notes receivable. Mortgages and other notes receivable are recorded at the stated principal amounts net of deferred loan origination costs or fees. A loan is considered to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the note. An allowance for loan loss is calculated by comparing the carrying value of the note to the estimated fair value of the underlying collateral. Increases and decreases in the allowance due to changes in the measurement of the impaired loans are included in the provision for loan loss not to exceed the original carrying amount of the loan. Interest income on performing loans is accrued as earned. Interest income on impaired loans is recognized as collected. The estimated fair market value of the underlying loan collateral is determined by management using appraisals and internally developed valuation methods. These models are based on a variety of assumptions. Changes in these assumptions could positively or negatively impact the valuation of our impaired loans.

Derivative instruments and hedging activities. We utilize derivative instruments to partially offset the effect of fluctuating interest rates on the cash flows associated with our variable-rate debt. We follow established risk management policies and procedures in our use of derivatives and do not enter into or hold derivatives for trading or speculative purposes. We record all derivative instruments on the balance sheet at fair value. On the date we enter into a derivative contract, the derivative is designated as a hedge of the exposure to variable cash flows of a forecasted transaction. The effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently recognized in the statement of operations in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. Any ineffective portion of the gain or loss is reflected in interest expense in the statement of operations. Determining fair value and testing effectiveness of these financial instruments requires management to make certain estimates and judgments. Changes in assumptions could have a positive or negative impact on the estimated fair values and measured effectiveness of such instruments could in turn impact our results of operations.

Mortgages and other notes payable. Mortgages and other notes payable are recorded at the stated principal amount and are generally collateralized by our lifestyle properties with monthly interest only and/or principal payments. A loan that is accounted for as a troubled debt restructuring is recorded at the present value future cash payments, principal and interest, specified by the new terms. We have and may undergo a troubled debt restructuring if management determines that the underlying collateralized properties are not performing to meet debt service. In order to qualify as a troubled debt restructuring, the following must apply: (i) the underlying collateralized property value decreased as a result of the economic environment, (ii) transfer of asset (cash) to partially satisfy the loan has occurred and (iii) new loan terms decrease the effective interest rate and extend the maturity date. The difference between the future cash payments specified by the new terms and the carrying value immediately preceding the restructure is recorded as gain on extinguishment of debt.

Impact of recent accounting pronouncements

See Item 8. "Financial Statements and Supplementary Data" — Note 2. "Significant Accounting Policies" for additional information about the impact of recent accounting pronouncements.

Results of Operations

As of December 31, 2012, 2011 and 2010, we had invested in 179, 171 and 122 properties respectively, through the following investment structures:

	December 31,		
	2012	2011	2010
Wholly-owned:			
Leased properties	73	88	98
Managed properties (1)(2)	55	32	15
Held for development	1	1	1
Unconsolidated joint ventures: (3)			
Leased properties	14	14	8
Managed properties	36	36	—
	179	171	122

FOOTNOTES:

(1) As of December 31, 2012, wholly-owned managed properties are as follows:

	December 31,		
	2012	2011	2010
Golf	13	2	2
Attractions	15	15	8
Senior housing	20	10	—
Marinas	2	—	—
Additional lifestyle	5	5	5
	55	32	15

(2) Under certain applicable tax regulations, properties are permitted to be temporarily managed (up to three years) and certain properties are permitted to be indefinitely managed. As of December 31, 2012, 2011 and 2010, 30, 17 and 10 properties were temporarily managed and 25, 15 and five properties were indefinitely managed under management agreements, respectively.

(3) As of March 15, 2013, 49 properties held through four unconsolidated joint ventures are expected to be sold in 2013. See "Distributions from Unconsolidated Entities" for additional information.

The following table summarizes our operations for the years ended December 31, 2012, 2011 and 2010 (in thousands except per share data):

	Year Ended December 31,			% Change	% Change
	2012	2011	2010	2012 vs 2011	2011 vs 2010
Revenues:					
Rental income from operating leases	$ 165,889	$ 171,008	$ 197,772	-3.0%	-13.5%
Property operating revenues	302,393	234,165	86,419	29.1%	171.0%
Interest income on mortgages and other notes receivable	12,997	12,963	15,832	0.3%	-18.1%
Total revenues	481,279	418,136	300,023	15.1%	39.4%
Expenses:					
Property operating expenses	241,381	196,035	78,616	23.1%	149.4%
Asset management fees to advisor	35,725	31,802	26,808	12.3%	18.6%
General and administrative	18,718	16,304	13,788	14.8%	18.2%
Ground lease and permit fees	14,482	14,575	12,506	-0.6%	16.5%
Acquisition fees and costs	4,450	11,168	14,149	-60.2%	-21.1%
Other operating expenses	11,660	9,645	2,958	20.9%	226.1%
Bad debt expense	5,510	773	2,101	612.8%	-63.2%
Loan loss provision	1,699	—	4,072	100.0%	-100.0%
Impairment provision	—	3,199	24,838	-100.0%	-87.1%
Loss on lease terminations	25,177	7,193	54,699	250.0%	-86.8%
Depreciation and amortization	135,272	122,156	123,979	10.7%	-1.5%
Total expenses	494,074	412,850	358,514	19.7%	15.2%
Operating income (loss)	(12,795)	5,286	(58,491)	-342.1%	109.0%
Other income (expense):					
Interest and other income (expense)	1,200	(215)	2,673	658.1%	-108.0%
Interest expense and loan cost amortization	(68,595)	(60,117)	(49,919)	-14.1%	-20.4%
Gain (loss) on extinguishment of debt	(4)	(566)	15,261	99.3%	-103.7%
Equity in earnings of unconsolidated entities	5,521	1,022	10,978	440.2%	-90.7%
Total other expense	(61,878)	(59,876)	(21,007)	-3.3%	-185.0%
Loss from continuing operations	(74,673)	(54,590)	(79,498)	-36.8%	31.3%
Discontinued operations	(1,400)	(15,020)	(2,391)	90.7%	-528.2%
Net loss	$ (76,073)	$ (69,610)	$ (81,889)	-9.3%	15.0%
Loss per share of common stock (basic and diluted)					
Continuing operations	$ (0.24)	$ (0.18)	$ (0.30)	-33.3%	40%
Discontinued operations	(0.00)	(0.05)	(0.01)	100%	-400%
	$ (0.24)	$ (0.23)	$ (0.31)	-4.3%	25.8%
Weighted average number of shares of common stock outstanding (basic and diluted)	312,309	302,250	263,516		

Year ended December 31, 2012 compared to Year ended December 31, 2011

Rental income from operating leases. Rental income for the year ended December 31, 2012 decreased by approximately $5.1 million as compared to 2011 primarily due to the conversion of 12 golf facilities and two marinas properties from a leased structure to a managed structure during the year ended December 31, 2012. In addition, we reduced base lease rates on 32 of our golf properties that were operated by one of our tenants in connection with restructuring their leases in April 2012. This was offset in part by rental income from a new attractions property acquired in June 2012. The following information summarizes trends in rental income from operating leases and base rents for certain of our properties (in thousands):

Properties Subject to Operating Leases	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	$ Change	% Change
Ski and mountain lifestyle	$ 93,079	$ 90,735	$ 2,344	2.6%
Golf	31,009	41,194	(10,185)	(24.7%)
Attractions	15,383	11,271	4,112	36.5%
Marinas	20,210	21,409	(1,199)	(5.6%)
Additional lifestyle	6,208	6,399	(191)	(3.0%)
Total	$ 165,889	$ 171,008	$ (5,119)	(3.0%)

As of December 31, 2012 and 2011, the weighted-average straight-line lease rate for our portfolio of wholly-owned leased properties was 8.6% and 8.8%, respectively. The decrease in the weighted average lease rate was primarily attributable to the lease amendment granted to one of our tenants effective as of January 1, 2012. These rates are based on annualized straight-line base rent due under our leases and the weighted-average contractual lease basis of our real estate investment properties subject to operating leases. The weighted-average lease rate of our portfolio will fluctuate based on our asset mix, timing of property acquisitions, lease terminations and reductions in rent granted to tenants.

Property operating revenues. Property operating revenues from managed properties, which are not subject to leasing arrangements, are derived from room rentals, food and beverage sales, ski and spa operations, golf operations, membership dues, ticket sales, concessions, waterpark and theme park operations, residential fees at our senior housing properties and other service revenues. The following information summarizes the revenues of our properties that are operated by third-party managers for the years ended December 31, 2012 and 2011 (in thousands):

Properties Operated Under Third-Party Managers	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	$ Change	% Change
Golf	$ 23,862	$ 10,639	$ 13,223	124.3%
Attractions	135,740	127,774	7,966	6.2%
Senior housing	50,946	8,867	42,079	474.6%
Marinas	430	-	430	100.0%
Additional lifestyle	91,415	86,885	4,530	5.2%
Total	$ 302,393	$ 234,165	$ 68,228	29.1%

As of December 31, 2012 and 2011, we had a total of 55 and 32 managed properties, respectively, of which certain properties are operated seasonally due to geographic location, climate and weather patterns. The increase in property operating revenues is primarily attributable to (i) us entering the senior housing space in 2011 with 10 acquisitions that generated revenues for a full year in 2012 as compared to a partial year in 2011 and the acquisition of ten senior housing properties during the year end December 31, 2012, (ii) the transition of two marinas properties and 12 golf facilities from leased to managed structures which was completed during the first quarter and third quarter of 2012, (iii) an increase in visitation and per capita spending at the attractions properties as a result of favorable weather and (iv) an increase in visitation at the Omni Mount Washington Resort, an additional lifestyle property, due to great natural snowfall enhanced by our investment in snowmaking infrastructures.

Interest income on mortgages and other notes receivable. Interest income on mortgages and other notes receivable was approximately $13.0 million for both years ended December 31, 2012 and 2011.

Property operating expenses. Property operating expenses from managed properties increased primarily attributable to us entering the senior housing space and acquiring 10 properties in 2011 that generated expenses for a full year in 2012 and partial year in 2011, the acquisition of ten senior housing properties during the year ended December 31, 2012 and the transition of two marinas properties and certain golf facilities from leased to managed structure which were completed during the first quarter of 2012 and third quarter of 2012. The following information summarizes the expenses of our properties that are operated by third-party managers for the years ended December 31, 2012 and 2011 (in thousands):

Properties Operated Under Third-Party Managers	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	$ Change	% Change
Golf	$ 21,457	$ 9,942	$ 11,515	115.8%
Attractions	104,877	102,636	2,241	2.2%
Senior housing	34,630	6,370	28,260	443.6%
Marinas	626	-	626	100.0%
Additional lifestyle	79,791	77,087	2,704	3.5%
Total	$ 241,381	$ 196,035	$ 45,346	23.1%

Asset management fees to advisor. Monthly asset management fees equal to 0.08334% of invested assets are paid to the Advisor for the management of our real estate assets, loans and other permitted investments. For the years ended December 31, 2012 and 2011, asset management fees to our Advisor were approximately $35.7 million and $31.8 million, respectively. The increase in such fees is due to an increase in invested assets from the acquisition of additional real estate properties during the year ended December 31, 2012.

General and administrative. General and administrative expenses totaled approximately $18.7 million and $16.3 million for the years ended December 31, 2012 and 2011, respectively. The increase is primarily attributable to higher accounting and legal personnel charges of affiliates of our Advisor as a result of an increase in the number of managed properties which require higher levels of administrative, legal and professional services.

Ground leases and permit fees. Ground lease payments and land permit fees are generally based on a percentage of gross revenue of the underlying property over certain thresholds. For properties that are subject to leasing arrangements, ground leases and permit fees are paid by the tenants in accordance with the terms of our leases with those tenants and we record the corresponding equivalent revenues in rental income from operating leases. For the years ended December 31, 2012 and 2011, ground lease and land permit fees were approximately $14.5 million and $14.6 million, respectively. The decrease was attributable to the reduction in gross revenue of certain underlying properties reducing ground lease and permit fees.

Acquisition fees and costs. Acquisition fees are paid to our Advisor for services in connection with the selection, purchase, development or construction of real property and are generally 3% of gross offering proceeds including proceeds from our DRP. Acquisition fees and costs totaled approximately $4.5 million and $11.2 million for the year ended December 31, 2012 and 2011, respectively. The decrease is primarily due to the reduction in the sale of our common stock resulting from the completion of our third offering on April 9, 2011, offset by acquisition fees on our DRP and acquisition costs in connection with acquisitions made during the year ended December 31, 2012.

Other operating expenses. Other operating expenses totaled approximately $11.7 million and $9.6 million for the years ended December 31, 2012 and 2011, respectively. The increase is primarily attributable to estimated repair costs net of insurance proceeds on two marinas properties that were damaged from Hurricane Sandy and an increase in additional expenses relating to the properties that were converted to managed structure due to lease terminations during 2012 offset by a reduction in repair and maintenance expenses. Repair and maintenance expenses during 2011 were higher due to deferred maintenance by former tenants who defaulted on their leases.

Bad debt expense. Bad debt expense was approximately $5.5 million and $0.8 million for the years ended December 31, 2012 and 2011, respectively. The increase is primarily attributable to the write-off of past due rents that were deemed uncollectible relating to leases with some of our golf and marinas tenants that were amended and leases that were terminated or to be terminated in 2013.

Loss on lease terminations. Loss on lease terminations were approximately $25.2 million and $7.2 million for the years ended December 31, 2012 and 2011, respectively. The change is primarily attributable to the write-off of higher amounts of deferred rents and intangible in-place lease assets on the golf leases that were terminated during the year ended December 31, 2012 and the two marinas tenants that experienced financial difficulties. See "Lease and Loan Amendments" for additional information.

Loan loss provision. Loan loss provision was approximately $1.7 million for the year ended December 31, 2012 as a result of a troubled debt restructuring on a note receivable from one of our golf tenants where we restructured their loan. See

"General" – Leases and Loan Amendment" above for additional information. We had no loan loss provision for the year ended December 31, 2011.

Impairment provision. Impairment provision was approximately $3.2 million for the year ended December 31, 2011 as a result of our determination that the carrying value of one golf facility was not recoverable. We did not record an impairment provision related to continuing operations during 2012.

Depreciation and amortization. Depreciation and amortization expenses were approximately $135.3 million and $122.2 million for the years ended December 31, 2012 and 2011, respectively. The increase is primarily due to additional properties acquired and increase in capital improvements on our existing properties during the year ended December 31, 2012.

Interest and other income (expense). Interest and other income (expense) were approximately $1.2 million and $(0.2) million for the years ended December 31, 2012 and 2011, respectively. The change is primarily due membership fees earned for certain of our golf facilities in 2012. During 2011, we did not record any membership fees earned.

Interest expense and loan cost amortization. Interest expense and loan cost amortization were approximately $68.6 million and $60.1 million for the years ended December 31, 2012 and 2011, respectively. The increase is primarily attributable to the issuance of our senior notes in April 2011 and additional long-term debt obtained during the year ended December 31, 2012.

Gain (loss) on extinguishment of debt. Gain (loss) on extinguishment of debt was approximately $(0.004) million and $(0.6) million for the years ended December 31, 2012 and 2011, respectively.

Equity in earnings (loss) of unconsolidated entities. The following table summarizes equity in earnings from our unconsolidated entities (in thousands):

	For the Year Ended December 31,			
	2012	**2011**	**$ Change**	**% Change**
DMC Partnership	$ 8,962	$ 10,805	$ (1,843)	(17.1%)
Intrawest Venture	(4,238)	776	(5,014)	(646.1%)
CNLSun I Venture	(936)	(8,404)	7,468	88.9%
CNLSun II Venture	(937)	(1,102)	165	15.0%
CNLSun III Venture	2,670	(1,053)	3,723	353.6%
Total	$ 5,521	$ 1,022	$ 4,499	440.2%

Equity in earnings of unconsolidated entities was approximately $5.5 million and $1.0 million for the years ended December 31, 2012 and 2011, respectively. The change was primarily due to (i) the losses that were allocated to us in 2011 in connection with $10.2 million in transactional and closing costs associated with our entry to the CNLSun I Venture which contributed to the venture's net loss for the period and reduced the equity in earnings we recorded; (ii) during 2012, the DMC Partnership incurred approximately $2.3 million in acquisition costs relating to a potential acquisition that was ultimately not pursued; and (iii) in connection with the proposed sale, we performed an impairment analysis and determined the carrying value of one of the Intrawest Venture properties was higher than the expected net sales proceeds. As such the venture recorded an impairment provision of approximately $4.5 million for the year ended December 31, 2012. Equity in earnings or losses are allocated using the HLBV method, which can create significant variability in earnings or losses from the venture while the preferred cash distributions that we anticipate to receive from the venture may be more consistent as result of our distribution preferences. As described in "Distributions from unconsolidated entities" above, we expect to complete the sale of our interests in CNLSun I, CNLSun II and CNLSun III Ventures in mid-2013 to Sunrise, our joint venture partner, as a result of Sunrise exercising their purchase option. We expect equity in earnings to decrease in the last half of 2013 as a result of this sale.

Discontinued operations. Losses from discontinued operations were approximately ($1.4) million and ($15.0) million for the years ended December 31, 2012 and 2011, respectively. In anticipation of selling certain golf properties in 2011, we evaluated the carrying value of the golf properties and determined that the carrying value was not recoverable and we recorded impairment provisions of approximately $13.7 million in 2011.

Net loss and loss per share of common stock. The increase in net loss of $6.5 million for the year ended December 31, 2012 as compared to the same period in 2011 was primarily attributable to (i) a reduction related to the transition of thirteen golf courses and two marinas properties from leases to managed structures whereby rental revenue under leases in 2011 was $6.1 million more than net operating income under managed structures in 2012, (ii) a reduction in rental income of $5.4 million related to the 32 golf facilities as a result of lease modifications as well as the sale of four other golf facilities, (iii) an increase in loss on lease terminations from non-cash charges relating to actual and anticipated lease terminations for certain of our tenants that are experiencing financial difficulties or have defaulted on their lease payments to us of approximately $16.2 million, and (iv) an increase in bad debt expense, asset management fees, general and administrative expenses, other operating expenses, interest expense and loan cost amortization and depreciation and amortization expenses of approximately $34.9 million; offset in part by (i) an increase in net operating income from newly acquired managed properties and an increase in rental income from two newly acquired leased properties of approximately $20.0 million from properties acquired during the second half of 2011 through the end of 2012, (ii) an increase of net operating income from "same-store" managed properties of approximately $9.7 million primarily relating to an increase in visitation and spending at our attractions properties, (iii) a reduction in acquisition fees and expenses of approximately $6.7 million primarily due to the completion of our final offering in 2011, (iv) an increase in equity in earnings of approximately $4.5 million as a result of the formation of CNLSun I, CNLSun II and CNLSun III ventures in 2011, and (v) a reduction in impairment provision of approximately $16.0 million including approximately $12.8 million that was recorded as a component of discontinued operations.

Year ended December 31, 2011 compared to Year ended December 31, 2010

Rental income from operating leases. Rental income from operating leases decreased 13.5% for the year ended December 31, 2011 as compared to the same period in 2010. During 2010, certain tenants experienced operating challenges and defaulted on their lease payments to us. As a result, we terminated 17 attractions property leases and one additional lifestyle property lease and transitioned these properties from leased to managed arrangements during the fourth quarter of 2010 and the first quarter of 2011. The decrease in rental income was offset in part by capital expansion projects that have increased the lease basis and base rents for certain of our properties and by one golf facility that was transitioned from managed to a leased arrangement during 2011. The following information summarizes trends in rental income from operating leases and base rents for certain of our properties (in thousands):

	For the Year Ended December 31,			
Properties Subject to Operating Leases	**2011**	**2010**	**$ Change**	**% Change**
Ski and mountain lifestyle	$ 90,735	$ 87,797	$ 2,938	3.4%
Golf	41,194	42,234	(1,040)	(2.5%)
Attractions	11,271	39,447	(28,176)	(71.4%)
Marinas	21,409	19,599	1,810	9.2%
Additional lifestyle	6,399	8,695	(2,296)	(26.4%)
Total	$ 171,008	$ 197,772	$ (26,764)	(13.5%)

For the years ended December 31, 2011 and 2010, the weighted-average lease rate for our portfolio of wholly-owned leased properties was 8.8%.

Property operating revenues. The following information summarizes the revenues of our properties that are operated by third-party managers for the years ended December 31, 2011 and 2010 (in thousands):

	For the Year Ended December 31,			
Properties Operated Under Third-Party Managers	**2011**	**2010**	**$ Change**	**% Change**
Golf	$ 10,639	$ 14,888	$ (4,249)	(28.5%)
Attractions	127,774	164	127,610	77,811.0%
Senior housing	8,867	-	8,867	100.0%
Additional lifestyle	86,885	71,367	15,518	21.7%
Total	$ 234,165	$ 86,419	$ 147,746	171.0%

As of December 31, 2011 and 2010, we had a total of 32 and 15 managed properties, respectively, of which certain properties were operated seasonally due to geographic location, climate and weather patterns. The increase in property operating revenues was primarily attributable to (i) the attractions properties that were previously subject to leasing arrangements in 2010 are now operated by third-party managers on our behalf, (ii) increased revenue of our additional lifestyle properties due to improved performance at the Omni Mount Washington Hotel. The improved performance was a result of renovations and improvements made to the property over the past several years and improved results at our two waterpark hotel properties and (iii) the acquisition of seven senior housing properties during 2011 that are subject to management agreements. This was offset by lower operating revenues from our managed golf facilities primarily as a result of one course being re-leased in 2011, therefore recording its operations for a partial period in 2011 as compared to full period in 2010.

Interest income on mortgages and other notes receivable. For the years ended December 31, 2011 and 2010, we earned interest income of approximately $13.0 million and $15.8 million, respectively, on our performing loans with an aggregate principal balance of approximately $120.3 million and $111.4 million as of December 31, 2011 and 2010, respectively. The decrease was attributable to three loans that were deemed uncollectible in connection the termination of 17 attractions property leases with PARC and were written off in the third quarter of 2010 and the repayment of three loans in the fourth quarter of 2010, offset in part by additional loans made.

Property operating expenses. Property operating expenses from managed properties increased principally as a result of the properties that were previously subject to leasing arrangements in 2010 and in 2011 were operated by third-party managers on our behalf. See "Property operating revenues" above for additional information. The following information summarizes the expenses of our properties that are operated by third-party managers for the years ended December 31, 2011 and 2010 (in thousands):

	For the Year Ended December 31,			
Properties Operated Under Third-Party Managers	**2011**	**2010**	**$ Change**	**% Change**
Golf	$ 9,942	$ 13,450	$ (3,508)	(26.1)%
Attractions	102,636	230	102,406	44,524.3%
Senior housing	6,370	-	6,370	100.0%
Additional lifestyle	77,087	64,936	12,151	18.7%
Total	$ 196,035	$ 78,616	$ 117,419	149.4%

Asset management fees to advisor. For the years ended December 31, 2011 and 2010, asset management fees to our Advisor were approximately $31.8 million and $26.8 million, respectively. The increase in such fees was due to an increase in invested assets from the acquisition of additional real estate properties and loans made during 2011.

General and administrative. General and administrative expenses totaled approximately $16.3 million and $13.8 million for the years ended December 31, 2011 and 2010, respectively. The increase was primarily attributable to (i) higher investor maintenance fees paid to an affiliate of our sponsor for services provided to maintain our investors' accounts and transfer agent services and higher distribution costs from mailings primarily as a result of a larger stockholder base and (ii) higher legal personnel charges and legal services.

Ground leases and permit fees. For the years ended December 31, 2011 and 2010, ground lease and land permit fees were approximately $14.6 million and $12.5 million, respectively. The increase was attributable to the increase in gross revenue of certain underlying properties increasing ground lease and permit fees and the growth of our property portfolio.

Acquisition fees and costs. Acquisition fees and costs totaled approximately $11.2 million and $14.1 million for the years ended December 31, 2011 and 2010, respectively. The decrease was primarily due to the reduction in the sale of our common stock resulting from the completion of our third offering on April 9, 2011, offset in part by an increase in acquisition activity during 2011.

Other operating expenses. Other operating expenses totaled approximately $9.6 million and $3.0 million for the years ended December 31, 2011 and 2010, respectively. The increase was primarily attributable to the write-off of master planning costs associated with a resort expansion that were not approved by the U.S. Forest Service for one of our ski and lifestyle properties, higher state, sales and franchise tax expenses from the managed properties that were previously subject to leasing arrangements in 2010 and higher repairs and maintenance expenses.

Bad debt expense. Bad debt expense was approximately $0.8 million and $2.1 million for the years ended December 31, 2011 and 2010, respectively. The decrease was primarily attributable to lower past due rents on the properties being transitioned to third-party managers and a reduction in the number of properties that are being transitioned from leased to managed structure in 2011 as compared to 2010. In addition, during 2011 approximately $0.6 million of past due rents that was deemed uncollectible in 2010 were subsequently collected.

Loan loss provision. Loan loss provision was approximately $4.1 million for the year ended December 31, 2010, due to the write-off of notes receivable from PARC that were deemed uncollectible. We did not record a loan loss provision for the year ended December 31, 2011.

Loss on lease terminations. Loss on lease terminations was approximately $7.2 million and $54.7 million for the years ended December 31, 2011 and 2010, respectively. The decrease was primarily due to lower amounts of deferred rents, intangible in-place lease assets and lease incentives on the properties that were being transitioned to third-party managers in 2011 as compared to 2010. For the years ended December 31, 2011 and 2010, we wrote off deferred rent and intangible in-place lease assets of approximately $8.1 million and $29.2 million, respectively. In addition, we wrote off lease incentives of approximately $14.6 million in 2010. We did not write off any lease incentives for the year ended December 31, 2011.

Impairment provision. Impairment provision was approximately $3.2 million and $24.8 million for the years ended December 31, 2011 and 2010, respectively. During 2011, we determined the carrying value of one golf facility was not recoverable and recorded an impairment provision of approximately $3.2 million on that golf facility. During 2010, we determined certain of our properties' carrying values were not recoverable and recorded impairment provisions of approximately $24.8 million on two waterpark hotel properties and one attractions property.

Depreciation and amortization. Depreciation and amortization expenses were approximately $122.2 million and $124.0 million for the years ended December 31, 2011 and 2010, respectively. The decrease was primarily due to an impairment provision that reduced the depreciable basis on our two waterpark hotel properties in 2010 and on certain of our golf facilities in 2011, which reduced the depreciation expense applicable to those properties. The decrease was also attributable to our equipment at various properties becoming fully depreciated, offset in part by depreciation and amortization on newly acquired properties.

Interest and other income. Interest and other income (expense) totaled approximately $(0.2) million and $2.7 million for the years ended December 31, 2011 and 2010, respectively. The change was primarily due to a lease termination fee received in 2010 by one of our tenants in connection with transitioning a lease of approximately $1.7 million during 2010 and a reduction in interest income resulting from lower cash on hand coupled with a general decrease in rates paid by depository institutions on short-term deposits. During the years ended December 31, 2011 and 2010, we received an average yield of 0.1% and 0.4%, respectively.

Interest expense and loan cost amortization. Interest expense and loan cost amortization were approximately $60.1 million and $49.9 million for the years ended December 31, 2011 and 2010, respectively. The increase was attributable to the issuance of our senior notes and mortgage financing obtained in late 2010 and in 2011, offset by the repayment and the restructuring of certain of our loans.

Gain (loss) on extinguishment of debt. Gain (loss) on extinguishment of debt was approximately ($0.6) million and $15.3 million for the years ended December 31, 2011 and 2010, respectively. During 2011, we restructured two non-recourse loans, collateralized by our two waterpark hotels, with a principal outstanding balance of approximately $61.9 million. During 2010, we restructured our loan, collateralized by our multi-family residential property, with a principal outstanding balance of approximately $85.4 million to $66.4 million under a troubled debt restructure. The troubled debt restructure resulted in a gain on extinguishment of debt of approximately $14.4 million.

Equity in earnings (loss) of unconsolidated entities. The following table summarizes equity in earnings from our unconsolidated entities (in thousands):

	For the Year Ended December 31,			
	2011	**2010**	**$ Change**	**% Change**
DMC Partnership	10,805	10,775	30	0.3%
Intrawest Venture	776	203	573	282.3%
CNLSun I Venture	(8,404)	-	(8,404)	100.0%
CNLSun II Venture	(1,102)	-	(1,102)	100.0%
CNLSun III Venture	(1,053)	-	(1,053)	100.0%
Total	$ 1,022	$ 10,978	$ (9,956)	(90.7)%

Equity in earnings of unconsolidated entities decreased by approximately $10.0 million for the year ended December 31, 2011, as compared to the same period in 2010, primarily due to the loss allocated to us resulting from transactional and closing costs associated with our entry into our Sunrise joint ventures. In connection with the initial formation of CNLSun I, the venture incurred approximately $10.2 million in non-recurring transaction costs (which included the payment of a prepayment penalty to refinance its debt), which contributed to the venture's net loss for the year and reduced the equity in earnings we recorded. Although we recorded equity in losses from these entities during the year ended December 31, 2011, CNLSun I, CNLSun II and CNLSun III declared distributions to us totaling $15.1 million, $1.0 million and $0.8 million, respectively, representing our full respective preferred return in accordance with the venture agreements. See "Acquisitions" above for additional information on our preferred return.

Discontinued operations. Results from discontinued operations were approximately $(15.0) million and $(2.4) million for the years ended December 31, 2011 and 2010, respectively. During the fourth quarters of 2012 and 2011, we approved the sale of three attractions properties and five golf facilities. As of December 31, 2012, we had completed the sale of four golf facilities with the remaining one golf facility and three attractions properties classified as assets held for sale. In addition, during the year ended December 31, 2011, we completed the sale of three attractions properties. Operations for these properties have been classified as discontinued operations for all periods presented. Included in discontinued operations for the year ended December 31, 2011, are impairment provisions of approximately $13.7 million and loss from the write-off of deferred rent of approximately $2.0 million relating to five golf properties. Included in discontinued operations for the year ended December 31, 2010, is an impairment provision of approximately $2.0 million relating to one golf property and loss on lease terminations of approximately $0.6 million relating to three attractions properties.

Net loss and loss per share of common stock. The reduction in net loss and loss per share for the year ended December 31, 2011 as compared to the same period in 2010 was primarily attributable to (i) a reduction in impairment provision, loan loss provision and loss on lease terminations of approximately $60.6 million for the year ended December 31, 2011, and offset by (i) a reduction in gain on extinguishment of debt of approximately $15.8 million, (ii) a reduction in equity in earnings of our unconsolidated entities as a result of initial transaction costs incurred upon the formation of the ventures of approximately $12.0 million for the year ended December 31, 2011, (iii) a reduction of rental income of approximately $38.1 million from the 17 attractions properties and one additional lifestyle property that were converted from a leased structure to a managed structure offset by property net operating income of approximately $26.5 million, and (iv) an increase in interest expense and loan cost amortization resulting from the issuance of the senior notes during the second quarter of 2011, net of lower interest expense as a result of debt repayments of approximately $10.0 million.

Other

Funds from Operations and Modified Funds From Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, National Association Real Estate Investment Trust, ("NAREIT"), promulgated a measure known as FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards approved by the Board of Governors of NAREIT. NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, real estate asset impairment write-downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our FFO calculation complies with NAREIT's policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value of the property. We believe that, because real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income or loss. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or loss in its applicability in evaluating the our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses for business combinations from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT's definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses as items that are expensed under GAAP and accounted for as operating expenses. Our Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association ("IPA"), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we acquired our properties and once our portfolio is in place. By providing MFFO, we believe it is presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry.

We define MFFO, a non-GAAP measure, consistent with the IPA's Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income or loss: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to remove the impact of GAAP straight-line adjustments from rental revenues); accretion of discounts and amortization of premiums on debt investments, eliminations of adjustments relating to contingent purchase price obligations where such adjustments have been included in the derivation of GAAP net income or loss, mark-to-market adjustments included in net income or loss; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, and unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While we are responsible for managing interest rate, hedge and foreign exchange risk, we do retain an outside consultant to review all of our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such non-recurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

Our MFFO calculation complies with the IPA's Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses, straight-line adjustments for leases and notes receivable, amortization of above and below market leases, impairments of lease related assets, loss from early extinguishment of debt and accretion of discounts or amortization of premiums for debt investments. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income or loss. These expenses are paid in cash by us. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income or loss in determining cash flow from operating activities.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisitions costs are funded from our subscription proceeds and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management's analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable our operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different non-listed REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way and as such comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flows available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of its liquidity, or indicative of funds available to fund our cash needs including its ability to make distributions to stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance. MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. FFO and MFFO are not useful measures in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO and MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust its calculation and characterization of FFO or MFFO.

The following table presents a reconciliation of net income (loss) to FFO and MFFO for the years ended December 31, 2012, 2011 and 2010 (in thousands except per share data).

	Year Ended December 31,		
	2012	2011	2010
Net loss	$ (76,073)	$ (69,610)	$ (81,889)
Adjustments:			
Depreciation and amortization [1]	135,557	123,084	126,223
Impairment of real estate assets [1] [2]	680	16,870	26,880
Gain on sale of real estate investment properties [1]	(288)	(1,104)	(337)
Net effect of FFO adjustment from unconsolidated entities [3]	37,862	20,316	11,219
Total funds from operations	97,738	89,556	82,096
Acquisition fees and expenses [4]	4,450	11,168	14,149
Straight-line adjustments for leases and notes receivable [1][5]	(14,736)	(22,053)	(26,403)
Amortization of above/below market intangible assets and liabilities [1]	607	(8)	558
Loss (gain) from early extinguishment of debt [1]	4	2,057	(14,817)
Write-off of lease related costs [1][6]	23,669	7,670	39,454
Loan loss provision	1,699	-	4,072
Contingent purchase consideration	-	(747)	(1,500)
Accretion of discounts/amortization of premiums	645	1,056	1,675
MFFO adjustments from unconsolidated entities: [3]			
Acquisition fees and expenses [4]	–	4,921	–
Straight-line adjustments for leases and notes receivable [5]	269	158	(607)
Prepayment penalty fees	–	2,266	–
Interest expense on old loan	–	603	–
Amortization of above/below market intangible assets and liabilities	(18)	(54)	(74)
Modified funds from operations	$ 114,327	$ 96,593	$ 98,603
Weighted average number of shares of common stock outstanding (basic and diluted)	312,309	302,250	263,516
FFO per share (basic and diluted)	$ 0.31	$ 0.30	$ 0.31
MFFO per share (basic and diluted)	$ 0.37	$ 0.32	$ 0.37

FOOTNOTES:

(1) Includes amounts related to the properties that are classified as assets held for sale and for which the related results are classified as income (loss) from discontinued operations in the accompanying consolidated statements of operations.

(2) While impairment charges are excluded from the calculation of FFO, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges.

(3) This amount represents our share of the FFO or MFFO adjustments allowable under the NAREIT or IPA definitions, respectively, multiplied by the percentage of income or loss recognized under the HLBV method.

(4) In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. By adding back acquisition fees and expense relating to business combinations, management believes MFFO provides useful supplemental information of its operating performance and will also allow comparability between real estate entities regardless of their level of acquisition activities. Acquisition fees and expenses include payments to our advisor or third parties. Acquisition fees and expenses relating to business combinations under GAAP are considered operating expenses and as expenses included in the determination of net income (loss) and income (loss) from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property.

(5) Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, providing insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management's analysis of operating performance.

(6) Management believes that adjusting for write-offs of lease related assets is appropriate because they are non-recurring non-cash adjustments that may not be reflective of our ongoing operating performance.

Total FFO and FFO per share was approximately $97.7 million and $89.6 million or $0.31 and $0.30 for the years ended December 31, 2012 and 2011, respectively. The increase in FFO and FFO per share was attributable to (i) an increase in net operating income from newly acquired managed properties and an increase in rental income from two new leased properties totaling approximately $20.0 million which were acquired during second half of 2011 through the end of 2012, (ii) an increase in net operating income from "same-store" managed properties of approximately $9.7 million primarily relating to an increase in visitation and spending at our attractions properties, (iii) an increase in FFO contribution from unconsolidated entities of approximately $17.5 million primarily from our three senior housing ventures, (iv) a reduction in acquisition fees and expenses of $6.7 million primarily due to the completion of our final offering in 2011; offset in part, by (i) a reduction related to the transition of thirteen golf courses and two marinas properties from leases to managed structures whereby rental revenue under leases in 2011 was $6.1 million more than net operating income under managed structures in 2012, (ii) a reduction in rental income of $5.4 million related to the 32 golf facilities as a result of lease modifications as well as the sale of four other golf facilities, (iii) an increase in loss on lease terminations from non-cash charges relating to certain of our tenants that are experiencing financial difficulties and defaulted on their lease payments to us of approximately $16.2 million, and (iv) an increase in bad debt expense, other operating expenses, interest expense and loan cost amortization and general and administrative expenses of approximately $15.6 million.

Total MFFO and MFFO per share was approximately $114.3 million and $96.6 million or $0.37 and $0.32 for the years ended December 31, 2012 and 2011, respectively. The increase in MFFO and MFFO per share was principally due to (i) an increase in net operating income from newly acquired managed properties and an increase in rental income from two new leased properties (excluding straight-line adjustments for rental income) of approximately $19.4 million related to properties acquired during second half of 2011 through the end of 2012, (ii) an increase in net operating income from "same store" managed properties of approximately $9.7 million primarily relating to an increase in visitation and spending at our attractions properties, and (iii) an increase in MFFO contribution from unconsolidated entities of approximately $9.9 million primarily from our three senior housing ventures; offset by, (i) a reduction related to the transition of thirteen golf courses and two marinas properties from leases to managed structures whereby rent payments under leases in 2011 was $3.6 million more than net operating income under managed structures in 2012, (ii) a reduction in rental income of $0.9 million related to the 32 golf facilities as a result of lease modifications as well as the sale of four other golf facilities, and (iii) an increase in bad debt expense, interest expense and loan costs amortization and general and administrative expenses of approximately $15.6 million.

Total FFO and FFO per share was approximately $89.6 million and $82.1 million or $0.30 and $0.31 for the years ended December 31, 2011 and 2010, respectively. The increase in FFO is attributable primarily to a reduction in loan loss provision and loss on lease terminations of approximately $50.4 million offset by (i) a reduction in gain on extinguishment of debt of approximately $15.8 million, (ii) a reduction of rental income of approximately $38.1 million from the 17 attractions properties and one additional lifestyle property that were converted from a leased structure to a managed structure, offset by property net operating income of approximately $26.5 million, and (iii) an increase in interest expense and loan cost amortization resulting from the issuance of the senior notes during the second quarter, net of lower interest expense due as a result of debt repayments, of approximately $10.0 million. While FFO increased, the additional shares issued during the year relating to our common stock offering which ended in April 2011, our shares issued pursuant to our DRP and the proceeds from our senior unsecured notes caused dilution since the proceeds had not all been invested income-producing assets.

Total MFFO and MFFO per share was approximately $96.6 million and $98.6 million or $0.32 and $0.37 for the years ended December 31, 2011 and 2010, respectively. The decrease in MFFO for the year ended December 31, 2011 was principally due to a reduction in net operating income in 2011 compared to rent payments received of approximately $7.5 million on the 17 attractions properties and one lifestyle property that were transitioned from leased properties to managed properties, and an increase in interest expense and loan cost amortization resulting from the issuance of the senior notes during the second quarter, net of lower interest expense due as a result of debt repayments of approximately $10.0 million offset by a reduction in costs relating to the number of properties transitioned to managed properties of approximately $14.6 million.

Adjusted EBITDA

We present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as net income (loss), less discontinued operations and other income, plus (i) interest expense, net, and loan cost amortization and (ii) depreciation and amortization, as further adjusted for the impact of equity in earnings (loss) of our unconsolidated entities, straight-line adjustments for leased properties and mortgages and other notes receivables, cash distributions from our unconsolidated entities and certain other non-recurring items that we do not consider indicative of our ongoing operating performance. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

- Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
- Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements;
- Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and
- Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

Set forth below is a reconciliation of Adjusted EBITDA to net loss (in thousands):

	For the Year Ended December 31,		
	2012	**2011**	**2010**
Net loss	$ (76,073)	$ (69,610)	$ (81,889)
Discontinued operations	1,400	15,020	2,391
Interest and other (income) expense	(1,200)	215	(2,673)
Interest expense and loan cost amortization	68,595	60,117	49,919
Equity in earnings of unconsolidated entities [1]	(5,521)	(1,022)	(10,978)
Loss (gain) on extinguishment of debt	4	566	(15,261)
Depreciation and amortization	135,272	122,156	123,979
Loan loss provision	1,699	-	4,072
Loss on lease terminations	25,177	7,193	54,699
Impairment provision	-	3,199	24,838
Straight-line rent adjustments for leases and notes receivables [2]	(14,091)	(20,997)	(24,728)
Cash distributions from unconsolidated entities [1]	40,188	25,891	12,691
Adjusted EBITDA	$ 175,450	$ 142,728	$ 137,060

FOOTNOTES:

(1) Investments in our unconsolidated joint ventures are accounted for under the HLBV method of accounting. Under this method, we recognize income or loss based on the change in liquidating proceeds we would receive from a hypothetical liquidation of our investments based on depreciated book value. We adjust EBITDA for equity in earnings (loss) of our unconsolidated entities because we believe this is not reflective of the joint ventures' operating performance or cash flows available for distributions to us. We believe cash distributions from our unconsolidated entities, exclusive of any financing transactions, are reflective of their operating performance and its impact to us and have been added back to adjusted EBITDA above.

(2) We believe that adjusting for straight-line adjustments for leased properties and mortgages and other notes receivable is appropriate because they are non-cash adjustments.

Adjusted EBITDA was approximately $175.4 million as compared to approximately $142.7 million for the years ended December 31, 2012 and 2011, respectively. The increase in adjusted EBITDA was primarily attributable to (i) an increase in distributions from unconsolidated entities of approximately $14.3 million primarily from our three senior housing joint ventures, (ii) an increase in net cash received of $19.4 million from properties acquired during the second half of 2011 through end of 2012 and (iii) an increase in net operating income from our "same-store" managed properties of $9.7 million primarily relating to an increase in visitation and spending at our attractions properties; offset by (i) a reduction related to the transition of thirteen golf courses and two marinas properties from leases to managed structures whereby rent payments under leases in 2011 was $3.6 million more than net operating income under managed structures in 2012, (ii) a reduction in rental income of $0.9 million related to the 32 golf facilities as a result of lease modifications as well as the sale of four other golf facilities, and (iii) an increase in bad debt and general and administrative expense of approximately $7.2 million.

Adjusted EBITDA was approximately $142.7 million as compared to approximately $137.1 million for the years ended December 31, 2011 and 2010, respectively. Increase was primarily due to approximately $13.2 million increase in cash distributions from unconsolidated entities, offset by a reduction in net operating income in 2011 compared to rent payments received of approximately $7.5 million on the 17 attractions properties and one lifestyle property that were transitioned from leased properties to managed properties.

Off Balance Sheet and Other Arrangements

We have investments in unconsolidated entities that own and lease real estate: the Intrawest Ventures at 80.0%, the DMC Partnership at 82.0%, CNLSun I Venture at 60.0%, CNLSun II Venture at 70.0% and CNLSun III Venture at 67.9%. Our equity in earnings (loss) from unconsolidated entities for the years ended December 31, 2012, 2011 and 2010 contributed approximately $5.5 million, $1.0 million and $11.0 million, respectively, to our results of operations. The partnership agreements governing the allocation of cash flows from the entities provide for the annual payment of a preferred return on our invested capital and thereafter in accordance with specified residual sharing percentages. Below is a schedule of our unconsolidated entities and its outstanding debt (in thousands):

Unconsolidated Entity	Date of Loan Agreement	Maturity Date	Interest Rate	Principal Balance at December 31, 2012	2011
Intrawest U.S. Venture	12/3/2004	6/1/2015	5.8%	$ 38,262	$ 39,495
Intrawest Canadian Venture	12/3/2004	1/11/2015	5.8%	$ 35,440	$ 24,228
DMC Partnership	8/2/2004	9/1/2014	6.0%	$ 122,531	$ 125,578
DMC Partnership [1]	8/28/2012	9/1/2014	LIBOR + 2.55%	$ 12,897	$ 12,955
CNLSun I Venture	1/10/2011	2/6/2014	6.8%	$ 434,940	$ 434,940
CNLSun II Venture	6/8/2011	4/5/2014	LIBOR + 2.1% [2]	$ 104,549	$ 104,549
CNLSun III Venture	10/12/2011	11/5/2018	4.8% [3]	$ 120,000	$ 120,000

FOOTNOTE:

(1) In August 2012, one of the DMC Partnership's loans with an outstanding principal balance of approximately $13.0 million matured and the DMC Partnership refinanced the loan with a new third-party lender.

In December 2012, in connection with existing purchase options held by Sunrise, our joint venture partner on our three senior housing ventures, we entered into an agreement with HCN as a result of a merger between HCN and Sunrise to sell our interests in the CNLSun I, CNLSun II and CNLSun III Ventures. The Joint Venture Dispositions was conditioned upon the merger of HCN with one of our co-venture partners, which was completed in January 2013.

In December 2012, the Intrawest Venture decided to sell its seven destination retail properties to third–party buyers. The properties are expected to be sold in 2013.

In connection with the loans encumbering properties owned by our unconsolidated entities, if we engage in certain prohibited activities, we could become liable for the obligations of the unconsolidated entities which own the properties for certain enumerated recourse liabilities related to those entities and their properties. In the case of the borrowing for the resort village properties located in Canada, our obligations are such that we could become liable for the entire loan if we triggered a default due to bankruptcy or other similar events.

Commitments, Contingencies and Contractual Obligations

The following tables present our contractual obligations and contingent commitments and the related payments due by period as of December 31, 2012:

Contractual Obligations

	Payments Due by Period (in thousands)				
	Less than 1 year	Years 1-3	Years 3-5	More than 5 years	Total
Mortgages and other notes payable (principal and interest) [1]	$ 49,760	$ 182,512	$ 366,581	$ 170,938	$ 769,791
Senior notes (principal and interest)	28,750	57,500	57,500	433,685	577,435
Line of credit (Principal and interest) [1]	3,563	101,234	-	-	104,797
Obligations under capital leases	3,396	2,537	169	-	6,102
Obligations under operating leases [2]	14,039	28,078	27,757	219,534	289,408
Total	$ 99,508	$ 371,861	$ 452,007	$ 824,157	$ 1,747,533

FOOTNOTES:

(1) This line item includes all third-party and seller financing obtained in connection with the acquisition of properties. Future interest payments on our variable rate debt and line of credit were estimated based on a 30-day LIBOR forward rate curve.

(2) This line item represents obligations under ground leases, concession holds and land permits of which the majority are paid by our third-party tenants on our behalf. Ground lease payments, concession holds and land permit fees are generally based on a percentage of gross revenue of the related property exceeding a certain threshold. The future obligations have been estimated based on current revenue levels projected over the term of the leases or permits.

Contingent Commitments

	Payments Due by Period (in thousands)				
	Less than 1 year	Years 1-3	Years 3-5	More than 5 years	Total
Capital improvements [1]	$ 4,979	$ 4,500	$ -	$ -	$9,479
Loan commitments [2]	89	-	-	-	89
Total	$ 5,068	$4,500	$ -	$ -	$9,568

FOOTNOTES:

(1) We have committed to fund ongoing equipment replacements and other capital improvement projects on our existing properties through capital reserves set aside by us for this purpose and additional capital investment in the properties that will increase the lease basis and generate additional rental income.

(2) In July 2012, we committed to advance an additional $0.8 million under an existing construction loan made to one of our existing borrowers. The $0.8 million loan has a fixed annual interest rate of 10.0% with monthly payments of interest only and matures on September 30, 2022. As of December 31, 2012, we funded approximately $0.7 million.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate changes primarily as a result of long-term debt used to acquire properties, make loans and other permitted investments. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve our objectives, we expect to borrow and lend primarily at fixed rates or variable rates with the lowest margins available, and in some cases, with the ability to convert variable rates to fixed rates. With regard to variable rate financing, we will assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

Our fixed rate mortgage and other notes receivable, which totaled $124.7 million and $124.4 million at December 31, 2012 and 2011, respectively, are subject to market risk to the extent that the stated interest rates vary from current market rates for borrowings under similar terms. The estimated fair value of the mortgage notes receivable was approximately $121.0 million and $120.3 million at December 31, 2012 and 2011, respectively.

The following is a schedule of our fixed and variable debt maturities for each of the next five years, and thereafter (in thousands):

	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Fixed-rate debt	$ 15,773	$ 51,146	$ 17,831	$ 88,588	$ 164,776	$ 554,962	$ 893,076	$ 884,692
Variable-rate debt [2]	3,848	21,670	133,113	81,431	412	7,236	247,710	243,822 [1]
	$ 19,621	$ 72,816	$ 150,944	$ 170,019	$ 165,188	$ 562,198	$1,140,786	$1,128,514

	2013	2014	2015	2016	2017	Thereafter	Total
Weighted average fixed interest rate of maturities	5.94%	8.27%	6.06%	6.29%	6.02%	6.51%	6.48%
Average interest rate on variable debt	LIBOR or CDOR + 3.33%	LIBOR or CDOR + 3.33%	LIBOR or CDOR + 3.05%	LIBOR + 2.88%[4]	LIBOR + 2.88%[4]	LIBOR + 3.25%[4]	

FOOTNOTES:

(1) The fair value of our fixed-rate debt was determined using discounted cash flows based on market interest rates as of December 31, 2012. We determined market rates through discussions with our existing lenders pricing our loans with similar terms and current rates and spreads.

(2) As of December 31, 2012, some of our variable-rate debt in mortgages and notes payable was hedged.

(3) The estimated fair value of our variable-rate debt was determined using discounted cash flows based on market interest rates as of December 31, 2012. We determined market rates through discussions with our existing lenders pricing our loans with similar terms and current rates and spreads.

(4) The 30-day CDOR rate was approximately 1.2% at December 31, 2012. The 30-day LIBOR rate was approximately 0.2% at December 31, 2012.

Management estimates that a hypothetical one-percentage point increase in LIBOR would have resulted in additional interest costs of approximately $0.5 million for the year ended December 31, 2012. This sensitivity analysis contains certain simplifying assumptions, and although it gives an indication of our exposure to changes in interest rates, it is not intended to predict future results and our actual results will likely vary.

We are exposed to foreign currency exchange rate fluctuations as a result of our direct ownership of one property in Canada which is leased to a third-party tenant. The lease payments we receive under the triple-net lease and debt service payments are denominated in Canadian dollars. Management does not believe this to be a significant risk or that currency fluctuations would result in a significant impact to our overall results of operations.

We are also indirectly exposed to foreign currency risk related to our investment in unconsolidated Canadian entities and interest rate risk from debt at our unconsolidated entities. However, we believe our risk of foreign exchange loss and exposure to credit and interest rate risks are mitigated as a result of our right to receive a preferred return on our investments in our unconsolidated entities. Our preferred returns as stated in the governing venture agreements are denominated in U.S. dollars.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CNL LIFESTYLE PROPERTIES, INC.
AND SUBSIDIARIES

CONTENTS

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Stockholders of
CNL Lifestyle Properties, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of CNL Lifestyle Properties, Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations, comprehensive losses and their cash flows for the years ended December 31, 2012, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a) 2 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Orlando, Florida
March 28, 2013

CNL LIFESTYLE PROPERTIES, INC.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except per share data)

	December 31, 2012	December 31, 2011
ASSETS		
Real estate investment properties, net (including $207,516 and $210,866 related to consolidated variable interest entities, respectively)	$ 2,176,357	$ 2,059,288
Investments in unconsolidated entities	287,339	318,158
Mortgages and other notes receivable, net	124,730	124,352
Deferred rent and lease incentives	109,507	94,981
Cash	73,224	162,839
Other assets	63,655	42,973
Restricted cash	40,316	37,877
Intangibles, net	35,457	30,937
Accounts and other receivables, net	21,700	19,681
Assets held for sale	5,743	2,863
Total Assets	$ 2,938,028	$ 2,893,949
LIABILITIES AND STOCKHOLDERS' EQUITY		
Mortgages and other notes payable (including $80,481 and $82,376 related to non-recourse debt of consolidated variable interest entities, respectively)	$ 649,002	$ 530,855
Senior notes, net of discount	394,100	393,782
Line of credit	95,000	-
Accounts payable and accrued expenses	40,064	32,158
Other liabilities	47,445	46,054
Due to affiliates	986	1,120
Total Liabilities	1,226,597	1,003,969
Commitments and contingencies (Note 18)		
Stockholders' equity:		
Preferred stock, $.01 par value per share 200 million shares authorized and unissued	-	-
Excess shares, $.01 par value per share 120 million shares authorized and unissued	-	-
Common stock, $.01 par value per share One billion shares authorized; 337,213 and 328,884 shares issued and 316,371 and 309,215 shares outstanding as of December 31, 2012 and 2011, respectively	3,164	3,092
Capital in excess of par value	2,803,346	2,743,972
Accumulated deficit	(149,446)	(73,373)
Accumulated distributions	(937,972)	(774,259)
Accumulated other comprehensive loss	(7,661)	(9,452)
Total Stockholders' Equity	1,711,431	1,889,980
Total Liabilities and Stockholders' Equity	$ 2,938,028	$ 2,893,949

See accompanying notes to consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)

	Year Ended December 31,		
	2012	**2011**	**2010**
Revenues:			
Rental income from operating leases	$ 165,889	$ 171,008	$ 197,772
Property operating revenues	302,393	234,165	86,419
Interest income on mortgages and other notes receivable	12,997	12,963	15,832
Total revenues	481,279	418,136	300,023
Expenses:			
Property operating expenses	241,381	196,035	78,616
Asset management fees to advisor	35,725	31,802	26,808
General and administrative	18,718	16,304	13,788
Ground lease and permit fees	14,482	14,575	12,506
Acquisition fees and costs	4,450	11,168	14,149
Other operating expenses	11,660	9,645	2,958
Bad debt expense	5,510	773	2,101
Loan loss provision	1,699	-	4,072
Impairment provision	-	3,199	24,838
Loss on lease terminations	25,177	7,193	54,699
Depreciation and amortization	135,272	122,156	123,979
Total expenses	494,074	412,850	358,514
Operating income (loss)	(12,795)	5,286	(58,491)
Other income (expense):			
Interest and other income (expense)	1,200	(215)	2,673
Interest expense and loan cost amortization	(68,595)	(60,117)	(49,919)
Gain (loss) on extinguishment of debt	(4)	(566)	15,261
Equity in earnings of unconsolidated entities	5,521	1,022	10,978
Total other expense	(61,878)	(59,876)	(21,007)
Loss from continuing operations	(74,673)	(54,590)	(79,498)
Discontinued operations	(1,400)	(15,020)	(2,391)
Net loss	$ (76,073)	$ (69,610)	$ (81,889)
Loss per share of common stock (basic and diluted)			
Continuing operations	$ (0.24)	$ (0.18)	$ (0.30)
Discontinued operations	(0.00)	(0.05)	(0.01)
	$ (0.24)	$ (0.23)	$ (0.31)
Weighted average number of shares of common stock outstanding (basic and diluted)	312,309	302,250	263,516

See accompanying notes to consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSSES
(in thousands except per share data)

	Year Ended December 31,		
	2012	2011	2010
Net loss	$ (76,073)	$ (69,610)	$ (81,889)
Other comprehensive income (loss):			
Foreign currency translation adjustments	531	(585)	1,061
Changes in fair value of cash flow hedges:			
Amortization of loss on termination of cash flow hedges	1,655	1,626	331
Unrealized loss arising during the period	(395)	(4,856)	(2,264)
Total other comprehensive income (loss)	1,791	(3,815)	(872)
Total comprehensive loss	$ (74,282)	$ (73,425)	$ (82,761)

See accompanying notes to consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2012, 2011 and 2010
(in thousands except per share data)

	Common Stock		Capital in	Accumulated		Accumulated	Total
	Number of Shares	Par Value	Excess of Par Value	Earnings (Deficit)	Accumulated Distributions	Comprehensive Income (Loss)	Stockholders' Equity
Balance at December 31, 2009	247,710	$ 2,477	$ 2,195,251	$ 78,126	$ (421,873)	$ (4,765)	$ 1,849,216
Subscriptions received for common stock through public offering and reinvestment plan	41,066	411	406,019	-	-	-	406,430
Redemption of common stock	(4,089)	(41)	(40,355)	-	-	-	(40,396)
Stock issuance and offering costs	-	-	(37,510)	-	-	-	(37,510)
Net loss	-	-	-	(81,889)	-	-	(81,889)
Distributions, declared and paid ($0.6252 per share)	-	-	-	-	(163,939)	-	(163,939)
Foreign currency translation adjustment	-	-	-	-	-	1,061	1,061
Amortization of loss on termination of cash flow hedges	-	-	-	-	-	331	331
Current period adjustment to recognize changes in fair value of cash flow hedges, net of reclassifications (Note 12)	-	-	-	-	-	(2,264)	(2,264)
Balance at December 31, 2010	284,687	$ 2,847	$ 2,523,405	$ (3,763)	$ (585,812)	$ (5,637)	$ 1,931,040
Subscriptions received for common stock through public offering and reinvestment plan	27,585	276	270,775	-	-	-	271,051
Redemption of common stock	(3,057)	(31)	(29,969)	-	-	-	(30,000)
Stock issuance and offering costs			(20,239)	-	-	-	(20,239)
Net loss	-	-	-	(69,610)	-	-	(69,610)
Distributions, declared and paid ($0.6252 per share)	-	-	-	-	(188,447)	-	(188,447)
Foreign currency translation adjustment	-	-	-	-	-	(585)	(585)
Amortization of loss on termination of cash flow hedges	-	-	-	-	-	1,626	1,626
Current period adjustment to recognize changes in fair value of cash flow hedges, net of reclassifications (Note 12)	-	-	-	-	-	(4,856)	(4,856)
Balance at December 31, 2011	309,215	$ 3,092	$ 2,743,972	$ (73,373)	$ (774,259)	$ (9,452)	$ 1,889,980

See accompanying notes to consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - CONTINUED
YEARS ENDED DECEMBER 31, 2012, 2011 and 2010
(in thousands except per share data)

	Common Stock		Capital in	Accumulated		Accumulated	Total
	Number of Shares	Par Value	Excess of Par Value	Earnings (Deficit)	Accumulated Distributions	Comprehensive Income (Loss)	Stockholders' Equity
Balance at December 31, 2011	309,215	$ 3,092	$ 2,743,972	$ (73,373)	$ (774,259)	$ (9,452)	$ 1,889,980
Subscriptions received for common stock through reinvestment plan	8,329	83	68,953	-	-	-	69,036
Redemption of common stock	(1,173)	(11)	(9,579)	-	-	-	(9,590)
Net loss	-	-	-	(76,073)	-	-	(76,073)
Distributions, declared and paid ($0.5252 per share)	-	-	-	-	(163,713)	-	(163,713)
Foreign currency translation adjustment	-	-	-	-	-	531	531
Amortization of loss on termination of cash flow hedges	-	-	-	-	-	1,655	1,655
Current period adjustment to recognize changes in fair value of cash flow hedges, net of reclassifications (Note 12)	-	-	-	-	-	(395)	(395)
Balance at December 31, 2012	316,371	$ 3,164	$ 2,803,346	$ (149,446)	$ (937,972)	$ (7,661)	$ 1,711,431

See accompanying notes to consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Operating activities:			
Net loss	$ (76,073)	$(69,610)	$ (81,889)
Adjustments to reconcile net loss to net cash provided by operating activities			
Depreciation and amortization	144,112	131,053	134,190
Accretion of note origination costs	(40)	(60)	(72)
Accretion and amortization of fair value measures	59	1,115	-
(Gain) loss on disposal of fixed assets	141	185	(265)
Loss (gain) on extinguishment of debt	-	566	(15,261)
Loss on retirement of above market lease	-	568	-
Amortization of terminated hedge	1,655	1,626	331
Reclassification of hedge loss from extinguishment of debt	-	-	2,006
Deferred interest received on mortgages and other notes receivable	-	-	2,814
Loss on lease termination	25,387	9,166	55,528
Impairment provision	680	16,870	26,880
Loan loss provision	1,699	-	4,072
Swap breakage payment	-	-	(9,256)
Bad debt	5,510	749	2,315
Equity in earnings net of distributions from unconsolidated entities	31,223	13,245	1,712
Changes in assets and liabilities:			
Other assets	(17,694)	1,231	(26,254)
Deferred rent and lease incentives	(36,663)	(21,997)	(24,530)
Accounts and other receivables	(11,984)	(3,441)	2,829
Accounts payable, accrued expenses and other liabilities	8,895	4,855	3,784
Due to affiliates	(181)	(3,057)	842
Net cash provided by operating activities	76,726	83,064	79,776
Investing activities:			
Acquisition of properties	(190,150)	(149,692)	(81,390)
Capital expenditures	(69,675)	(42,345)	(59,140)
Deposits on real estate investments	-	-	(11,220)
Investments in and contributions to unconsolidated entities	(3,776)	(191,397)	-
Distributions from unconsolidated entities	3,445	11,624	-
Payment of contingent purchase consideration	-	-	(12,433)
Issuance of mortgage loans receivable	(869)	(5,760)	(14,897)
Principal payments received on mortgage loans receivable	4,790	9,473	38,614
Acquisition fees on mortgage notes receivable	-	(59)	(461)
Return of short term investments	-	-	8,000
Proceeds from sale of property	1,500	8,450	-
Proceeds from disposal of assets	70	104	590
Changes in restricted cash	(5,632)	(13,406)	(6,238)
Net cash used in investing activities	(260,297)	(373,008)	(138,575)

See accompanying notes to consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—CONTINUED
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Financing activities:			
Offering proceeds	$ -	$187,555	$333,346
Redemptions of common stock	(9,590)	(30,000)	(40,396)
Distributions to stockholders, net of reinvestments	(94,677)	(104,951)	(90,855)
Stock issuance costs	-	(21,213)	(36,574)
Borrowings under line of credit	170,000	-	58,000
Proceeds from mortgage loans and other notes payables	152,300	116,540	12,202
Proceeds from senior notes	-	396,996	-
Principal payments on line of credit	(75,000)	(58,000)	(99,483)
Principal payments on mortgage loans and senior notes	(34,666)	(204,800)	(50,450)
Principal payments on capital leases	(4,107)	(3,967)	(4,284)
Payment of loan costs	(10,305)	(25,662)	(5,903)
Net cash provided by financing activities	93,955	252,498	75,603
Effect of exchange rate fluctuation on cash	1	(232)	138
Net increase (decrease) in cash	(89,615)	(37,678)	16,942
Cash at beginning of period	162,839	200,517	183,575
Cash at end of period	$ 73,224	$162,839	$200,517
Supplemental disclosure of cash flow information:			
Cash paid during the period for interest	$ 59,331	$46,953	$ 45,623
Supplemental disclosure of non-cash investing activities:			
Amounts incurred but not paid (included in due to affiliates):			
Offering and stock issuance costs	$ -	$ 24	$ 457
Assumption of capital leases	$ 4,650	$ 4,582	$ 2,044
Capital expansion projects incurred but not paid	$ 1,143	$ 1,921	$ 1,994
Loan loss provision on mortgages and other notes receivable	$ 1,699	$ -	$ -
Changes in estimated contingent purchase price	$ -	$ 747	$ 1,500
Supplemental disclosure of non-cash financing activities:			
Seller financing obtained in connection with acquisitions	$ -	$ -	$ 13,983
Seller financing provided upon sale of real estate assets	$ -	$ 12,544	$ -
Forgiveness from debt restructure	$ -	$ 267	$ 15,261

See accompanying notes to consolidated financial statements.

1. Organization and Nature of Business:

CNL Lifestyle Properties, Inc. (the "Company"), was organized in Maryland on August 11, 2003. The Company operates and has elected to be taxed as a real estate investment trust (a "REIT") for federal income tax. Various wholly-owned subsidiaries have been and will be formed by the Company for the purpose of acquiring and owning direct or indirect interests in real estate. The Company generally invests in lifestyle properties in the United States that are primarily leased on a long-term (generally five to 20-years, plus multiple renewal options), triple-net or gross basis to tenants or operators that the Company considers to be industry leading. The Company also leases properties to taxable REIT subsidiary ("TRS") tenants and engages independent third-party managers to operate those properties. In the event of certain tenant defaults, the Company has also engaged third-party managers to operate properties on its behalf until they are re-leased.

As of December 31, 2012, the Company owned 179 lifestyle properties directly and indirectly within the following asset classes: ski and mountain lifestyle, golf facilities, senior housing, attractions, marinas and additional lifestyle properties. Fifty of these 179 properties are owned through unconsolidated joint ventures and three are located in Canada. Although these are the asset classes in which the Company has invested and are most likely to invest in the future, it may acquire or invest in any type of property that it believes has the potential for long-term growth and income generation. The Company may also make or acquire loans (mortgage, mezzanine and other loans) or other permitted investments. As of December 31, 2012, the Company has fully invested its net offering proceeds but it anticipates continuing to raise capital through its distribution reinvestment plan ("DRP") and will use such proceeds to make additional new investments and enhancements to its existing portfolio or other corporate purposes. Additionally, the Company may make selected dispositions and reinvest those proceeds in other income producing investment opportunities or other permitted investments in order to maximize the growth and value of its portfolio.

2. Significant Accounting Policies:

Principles of Consolidation and Basis of Presentation — The accompanying consolidated financial statements include the Company's accounts, the accounts of wholly owned subsidiaries or subsidiaries for which the Company has a controlling interest, the accounts of variable interest entities ("VIEs") in which the Company is the primary beneficiary, and the accounts of other subsidiaries over which the Company has a controlling financial interest. All material intercompany accounts and transactions have been eliminated in consolidation.

In accordance with the guidance for the consolidation of VIEs, the Company analyzes its variable interests, including loans, leases, guarantees, and equity investments, to determine if the entity in which it has a variable interest is a variable interest entity ("VIE"). The Company's analysis includes both quantitative and qualitative reviews. The Company bases its quantitative analysis on the forecasted cash flows of the entity, and its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and financial agreements. The Company also uses its quantitative and qualitative analyses to determine if it is the primary beneficiary of the VIE, and if such determination is made, it includes the accounts of the VIE in its consolidated financial statements.

Allocation of Purchase Price for Real Estate Acquisitions — Upon the acquisition of real estate properties, the Company records the fair value of the land, buildings, equipment, intangible assets, including but not limited to in-place leases, origination costs and above or below market lease values, assumed liabilities and any contingent liabilities and any contingent purchase consideration at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair values are determined based on incorporating market participant assumptions, discounted cash flow models and the Company's estimates reflecting the facts and circumstances of each acquisition. Acquisition fees and costs are expensed for acquisitions that are considered a business combination.

The fair value of the tangible assets of an acquired leased property is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and building based on the determination of the fair values of these assets.

2. Significant Accounting Policies (*continued*):

The purchase price is allocated to in-place lease intangibles based on management's evaluation of the specific characteristics of the acquired lease. Factors considered include estimates of carrying costs during hypothetical expected lease up periods, including estimates of lost rental income during the expected lease up periods, and costs to execute similar leases such as leasing commissions, legal and other related expenses.

The Company may also enter into yield guarantees in connection with an acquisition, whereby the seller agrees to hold a portion of the purchase price in escrow that may be repaid to the Company in the event certain thresholds are not met. In calculating the estimated fair value of the yield guarantee, the Company considers information obtained about each property during the due diligence and budget process as well as discount rates to determine the fair value. The Company periodically evaluates the fair value of the yield guarantee and records any adjustments to the fair value as a component of other income (expense) in the consolidated statement of operations.

Depreciation and Amortization — Real estate costs related to the acquisition and improvement of properties are capitalized. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Real estate assets are stated at cost less accumulated depreciation, which is computed using the straight-line method of accounting over the estimated useful lives of the related assets. Buildings and improvements are depreciated over the lesser of 39 years or the remaining life of the ground lease including renewal options and leasehold and permit interests.

Amortization of intangible assets is computed using the straight-line method of accounting over the respective lease term or estimated useful life. The capitalized above-market or below-market lease intangible is amortized to rental income over the estimated remaining term of the respective leases. If a lease were to be terminated prior to its scheduled expiration, all unamortized costs related to the lease would be written off. Intangible assets with indefinite lives are not amortized, and like all intangibles, are evaluated for impairment on an annual basis or upon a trigger event.

Investment in Unconsolidated Entities —The Company accounts for its investment in unconsolidated joint ventures under the equity method of accounting as the Company exercises significant influence, but does not maintain a controlling financial interest over these entities. These investments are recorded initially at cost and subsequently adjusted for cash contributions, distributions and equity in earnings (loss) of the unconsolidated entities. Based on the respective venture structures and preferences the Company receives on distributions and liquidation, the Company records its equity in earnings of the entities under the hypothetical liquidation at book value ("HLBV") method of accounting. Under this method, the Company recognizes income or loss in each period as if the net book value of the assets in the ventures were hypothetically liquidated at the end of each reporting period following the provisions of the joint venture agreements. In any given period, the Company could be recording more or less income than actual cash distributions received and more or less than what the Company may receive in the event of an actual liquidation. The Company's investment in unconsolidated entities is accounted for as an asset acquisition in which acquisition fees and expenses are capitalized as part of the basis in the investment in unconsolidated entities. The acquisition fees and expenses create an outside basis difference that are allocated to the assets of the investee and, if assigned to depreciable or amortizable assets, the basis differences are then amortized as a component of equity in earnings (loss) of unconsolidated entities.

Acquisition Fees and Expenses — The Company incurs acquisition fees and expenses in connection with the selection and acquisition of properties, including expenses on properties it determines not to acquire. The Company immediately expenses all acquisition costs and fees associated with transactions deemed to be business combinations, but capitalizes these costs for transactions deemed to be acquisitions of an asset or equity method investment.

2. Significant Accounting Policies (*continued*):

Assets Held for Sale and Discontinued Operations — Assets that are classified as held for sale are recorded at the lower of their carrying value or fair value less costs to dispose. The Company classifies assets as held for sale once management has the authority to approve and commits to a plan to sell, the assets are available for immediate sale, an active program to locate a buyer and the sale of the assets are probable and transfer of the assets are expected to occur within one year. Upon the determination of the assets classified as held for sale or sold, the depreciation and amortization of the assets will terminate. The related operations of assets held for sale are reported as discontinued if such operations and cash flows can be clearly distinguished both operationally and financially from the ongoing operations, such operations and cash flows will be eliminated from ongoing operations once the disposal occurs, and if the Company will not have any significant continuing involvement subsequent to the sale.

Real Estate Impairments — The Company tests the recoverability of its directly-owned real estate whenever events or changes in circumstances indicate that the carrying value of those assets may be impaired. Factors that could trigger an impairment analysis include, among others: (i) significant other-than-temporary underperformance relative to historical or projected future operating results; (ii) significant changes in the manner of use or estimated holding period of the Company's real estate assets or the strategy of its overall business; (iii) a significant increase in competition; (iv) a significant adverse change in legal factors or an adverse action or assessment by a regulator, which could affect the value of the Company's real estate assets; or (v) significant other-than-temporary negative industry or economic trends. When such factors are present, the Company will assess potential impairment by comparing estimated future undiscounted operating cash flows expected to be generated over the life of the asset and from its eventual disposition, to the carrying amount of the asset. In the event that the carrying amount exceeds the estimated future undiscounted operating cash flows, the Company would recognize an impairment provision to adjust the carrying amount of the asset to the estimated fair value. Fair values are generally determined based on incorporating market participant assumptions, discounted cash flow models and the Company's estimates reflecting the facts and circumstances of each acquisition.

For investments in unconsolidated entities, management will monitor on a continuous basis whether there are any indicators, including the underlying investment property operating performance and general market conditions, that the value of the investments in unconsolidated entities may be impaired. An investment's value is impaired only if management's estimate of the fair value of the investment is less than the carrying value of the investment and such difference is deemed to be other-than-temporary. To the extent an impairment has occurred, the loss would be measured as the excess of the carrying amount of the investment over the estimated fair value of the investment.

The estimated fair values of unconsolidated entities are based upon a discounted cash flow model that includes all estimated cash inflows and outflows over the expected holding period. The capitalization rates and discounted rates utilized in the model are based upon rates that the Company believes to be within a reasonable range of current market rates for the underlying properties.

Mortgages and Other Notes Receivables — Mortgages and other notes receivable are stated at the principal amount outstanding, net of deferred loan origination costs or fees. Loan origination and other fees received by the Company in connection with making the loans are recorded as reduction of the note receivable and amortized into interest income, using the effective interest method, over the term of the loan. Acquisition fees and costs in connection with making the loans are capitalized and recorded as part of the mortgages and other notes receivable balance and amortized as a reduction of interest income over the term of the notes.

The Company evaluates mortgages and other notes receivable for impairment based on current information and events. Impairment occurs when it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of the note. Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's contractual effective rate or the fair value of the collateral, if the loan is collateral dependent. Upon measurement of impairment, the Company will record an allowance to reduce the carrying value of the loan accordingly and record a corresponding charge to net income (loss).

2. Significant Accounting Policies (*continued*):

Cash — Cash consists of demand deposits at commercial banks. The Company also invests in cash equivalents consisting of highly liquid investments in money market funds with original maturities of three months or less during the year. As of December 31, 2012, cash deposits exceeded federally insured amounts. However, the Company has not experienced any losses on such accounts. Management continues to monitor third-party depository institutions that hold the Company's cash, primarily with the goal of safety of principal and secondarily on maximizing yield on those funds. To that end, the Company has diversified its cash among several banking institutions in an attempt to minimize exposure to any one of these entities. Management has attempted to select institutions that it believes are strong based on an evaluation of their financial stability and exposure to poor performing assets.

Restricted Cash — Certain amounts of cash are restricted to fund capital expenditures for the Company's real estate investment properties or represent certain tenant security deposits. The Company's restricted cash balances as of December 31, 2012 and 2011 were approximately $40.3 million and $37.9 million, respectively.

Derivative Instruments and Hedging Activities — The Company utilizes derivative instruments to partially offset the effect of fluctuating interest rates on the cash flows associated with its variable-rate debt. The Company follows established risk management policies and procedures in its use of derivatives and does not enter into or hold derivatives for trading or speculative purposes. The Company records all derivative instruments on the balance sheet at fair value. On the date the Company enters into a derivative contract, the derivative is designated as a hedge of the exposure to variable cash flows of a forecasted transaction. The effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently recognized in the statement of operations in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. Any ineffective portion of the gain or loss is reflected in interest expense in the statement of operations. As of December 31, 2012 and 2011, the Company's hedges qualified as highly effective and, accordingly, all of the change in value is reflected in other comprehensive income (loss).

Fair Value of Financial Instruments — The estimated fair value of cash, accounts receivable, accounts payable and accrued expenses approximates carrying value as of December 31, 2012 and 2011, because of the liquid nature of the assets and relatively short maturities of the obligations. See Footnote 10. "Mortgages and other Notes Receivables" and Footnote 11. "Indebtedness" for the Company's estimates of the fair value of its mortgages and other notes receivable and its indebtedness as of December 31, 2012 and 2011.

Deferred Financing Costs — Financing costs paid in connection with obtaining long-term debt are deferred and amortized over the life of the debt using the effective interest method. Amortization expense was approximately $7.1 million, $5.2 million and $3.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Foreign Currency Translation — The accounting records for the Company's one consolidated foreign location, in Vancouver, British Columbia, are maintained in the local currency and revenues and expenses are translated using the average exchange rates during the period. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. The resulting translation adjustments are reflected in stockholders' equity as a cumulative foreign currency translation adjustment, a component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in the accompanying consolidated statements of operations.

2. Significant Accounting Policies (*continued)*:

Revenue Recognition — For properties subject to operating leases, rental revenue is recorded on a straight-line basis over the terms of the leases. Additional percentage rent that is due contingent upon tenant performance thresholds, such as gross revenues, is deferred until the underlying performance thresholds have been achieved. Property operating revenues from managed properties, which are not subject to leasing arrangements, are derived from room rentals, food and beverage sales, ski and spa operations, golf operations, membership dues, ticket sales, concessions, waterpark and themepark operations, resident rental fees, assistance services, and other service revenues. Such revenues, excluding membership dues, are recognized when rooms are occupied, when services have been performed, and when products are delivered. Membership dues are recognized ratably over the term of the membership period. For mortgages and other notes receivable, interest income is recognized on an accrual basis when earned, except for loans placed on non-accrual status, for which interest income is recognized when received. Any deferred portion of contractual interest is recognized on a straight-line basis over the term of the corresponding note. Loan origination fees charged and acquisition fees incurred in connection with the making of loans are recognized as interest income, and a reduction in interest income, respectively over the term of the notes.

Capital Improvement Reserve Income — The Company's leases require the tenants to pay certain contractual amounts that are set aside by the Company for replacements of fixed assets and other improvements to the properties. These amounts are and will remain the property of the Company during and after the term of the lease. The amounts are recorded as capital improvement reserve income at the time that they are earned and are included in rental income from operating leases in the accompanying consolidated statements of operations. Capital Improvement reserve income was approximately $23.5 million, $22.7 million and $24.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Mortgages and Other Notes Payable — Mortgages and other notes payable are recorded at the stated principal amount and are generally collateralized by the Company's lifestyle properties with monthly interest only and/or principal payments. A loan that is accounted for as a troubled debt restructure is recorded at the present value future cash payments, principal and interest, specified by the new terms. The Company may undergo a troubled debt restructuring if management determines that the underlying collateralized properties are not performing to meet debt service. In order to qualify as a troubled debt restructure the following must apply: (i) the underlying collateralized property value decreased as a result of the economic environment, (ii) transfer of asset (cash) to partially satisfy the loan has occurred and (iii) new loan terms decrease the effective interest rate and extend the maturity date. The difference between the future cash payments specified by the new terms and the carrying value immediately preceding the restructure is recorded as gain on extinguishment of debt.

Income Taxes — The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended and related regulations beginning with the year ended December 31, 2004. As a REIT, the Company generally is not subject to federal corporate income taxes provided it distributes at least 100% of its REIT taxable income and capital gains and meets certain other requirements for qualifying as a REIT. Subject to compliance with applicable tax law, certain properties may be operated using an eligible third-party manager. In those cases, taxable income from those operations may be subject to federal income tax. Management believes that the Company was organized and operated in a manner that enabled the Company to continue to qualify for treatment as a REIT for federal income tax purposes for the years ended December 31, 2012, 2011 and 2010.

Under the provisions of the Internal Revenue Code and applicable state laws, each TRS entity of the Company is subject to taxation of income on the profits and losses from its operations. The Company accounts for federal and state income taxes with respect to its TRS entities using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and respective tax bases and operating losses and tax-credit carry forwards.

2. Significant Accounting Policies (*continued*):

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Earnings (loss) Per Share — Earnings (loss) per share is calculated based upon the weighted-average number of shares of common stock outstanding during the period.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the disclosure of contingent liabilities. For example, significant estimates and assumptions are made in connection with the allocation of purchase price and the analysis of real estate, equity method investments and impairments. Actual results could differ from those estimates.

Reclassifications — Certain prior period amounts in the consolidated financial statements have been reclassified to conform to the current period presentation with no effect on previously reported total assets and total liabilities, net loss or stockholders' equity. The results of operations of the real estate properties that are classified as held for sale, along with properties sold during the period, are reflected in discontinued operations for all periods presented.

Segment Information — Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company's chief operating decision maker currently evaluates the Company's operations from a number of different operational perspectives including but not limited to a property-by-property basis and by tenant and operator. The Company derives all significant revenues from a single reportable operating segment of business, lifestyle real estate regardless of the type (ski, attractions, senior housing, etc.) or ownership structure (leased or managed). In addition, the Company evaluated each individual property and determined they were individually less than 10% of the combined revenue for the year ended December 31, 2012. Accordingly, the Company does not report segment information; nevertheless, management periodically evaluates whether the Company continues to have one single reportable segment of business.

Out of Period Adjustments — During the fourth quarter of 2012, the Company identified errors in the consolidated financial statements relating to prior years. The Company understated expenses related to the transition of certain properties from leased to managed structure which resulted in an understatement of loss on lease terminations by $1.6 million and an understatement of other operating expenses by $2.2 million. The Company concluded these adjustments were not material, individually or in the aggregate, to its results for this or any of the prior periods and, as such, the Company recorded out of period adjustments to increase its net loss during the fourth quarter of 2012 by $3.8 million.

Recent Accounting Pronouncements — In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (AOCI)." This update clarified the guidance in subtopic 220 and requires preparers to report, in one place, information about reclassifications out of AOCI. The ASU also requires companies to report changes in AOCI balances. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. This ASU impacts presentation only and, as such, will not have a material impact on the Company's financial condition.

In July 2012, the FASB issued ASU No. 2012-02, "Intangibles – Goodwill and Other (Topic 350)." This ASU provides an entity with the option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired and to determine whether it should perform a quantitative impairment test. This ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this ASU did not have a material effect on the Company's financial statements and disclosures.

2. Significant Accounting Policies (*continued*):

In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (Topic 210)." This ASU also serves to amend the disclosure requirements in FASB ASU 815, "Derivatives and Hedging." This ASU will require companies to provide both net amounts (those that are offset) and gross information (as if amounts are not offset) in notes to the financial statements. This ASU is effective for interim and annual periods beginning after January 1, 2013. Because this ASU impacts presentation only, it will have no effect on the Company's financial condition.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." This ASU establishes a global standard for measuring amounts at fair value. The ASU is effective for the Company beginning the first quarter of 2012. The adoption of this ASU did not have a material impact on the Company's financial statements and disclosures.

3. Acquisitions:

Consolidated Entities. During the year ended December 31, 2012, the Company acquired the following properties (in thousands):

Product/Description	Location	Date of Acquisition	Purchase Price
Dogwood Forest of Alpharetta — *One senior housing property*	Georgia	4/30/2012	$ 15,300
Dogwood Forest of Fayetteville — *One senior housing property*	Georgia	4/30/2012	12,900
Dogwood Forest of Gainesville — *One senior housing property*	Georgia	4/30/2012	38,800
Dogwood Forest of Eagles Landing — *One senior housing property*	Georgia	4/30/2012	12,800
Provision Living at Godfrey — *One senior housing property*	Illinois	5/7/2012	11,000
Amber Ridge Memory Care — *One senior housing property*	Illinois	6/29/2012	6,900
Amber Ridge Assisted Living — *One senior housing property*	Illinois	6/29/2012	3,600
The Lodge Assisted Living and Memory Care Community — *One senior housing property*	Nevada	6/29/2012	15,500
Rapids Waterpark — *One attractions property*	Florida	6/29/2012	51,850
Culpepper Place of Fayettteville —*One senior housing property*	Arkansas	11/30/2012	14,000
Dogwood Forest of Cumming—*One senior housing property*	Georgia	12/14/2012	7,500
			$ 190,150

The ten senior housing properties are operated under management agreements with third-party management operators for a term of five to 10 years, with renewal options. The one attractions property is subject to a long-term triple-net lease for an initial term of 20 years with renewal options.

3. Acquisitions (*continued)*:

The following summarizes the allocation of the purchase price for the above properties and the estimated fair values of the assets acquired (in thousands):

	Total Purchase Price Allocation
Land and land improvements	$ 30,099
Buildings	119,492
Equipment	26,398
In-place lease intangibles [1]	8,036
Trade name intangibles	4,434
Other assets	1,691
Net assets acquired	$ 190,150

FOOTNOTE:

(1) The weighted-average amortization period for intangible in-place leases acquired was two years as of the date of acquisition.

The revenue and net operating income (loss) attributable to these newly acquired properties included in the Company's consolidated statements of operations for the year ended December 31, 2012 were approximately $19.2 million and $(1.5) million, respectively.

The following table presents the unaudited pro forma results of operations of the Company as if each of the properties were acquired as of January 1, 2011 and owned during the years ended December 31, 2012 and 2011 (in thousands, except per share data):

	Unaudited Year Ended December 31,	
	2012	2011
Revenues	$ 497,260	$ 449,792
Expenses [1]	507,059	443,008
Other expense	(61,878)	(59,876)
Net loss	$ (71,677)	$ (53,092)
Loss per share of common stock (basic and diluted)	$ (0.23)	$ (0.18)
Weighted average number of shares of common stock outstanding (basic and diluted)	312,309	302,250

FOOTNOTE:

(1) The pro formas for the year ended December 31, 2012, were adjusted to exclude approximately $1.6 million of acquisition related expenses incurred in 2012. The pro forma for the year ended December 31, 2011, were adjusted to include these charges.

3. Acquisitions (*continued*):

During the year ended December 31, 2011, the Company acquired the following properties (in thousands):

Product/Description	Location	Date of Acquisition	Purchase Price
The Omni Mount Washington Resort— *One golf facility, resort amenities and development land*	New Hampshire	8/12/2011	$ 10,500
Culpepper Place at Branson Meadows— *One senior housing property*	Missouri	8/31/2011	9,850
Culpepper Place at Chesterfield Village— *One senior housing property*	Missouri	8/31/2011	12,200
Culpepper Place of Nevada— *One senior housing property*	Missouri	8/31/2011	425
Culpepper Place of Springdale— *One senior housing property*	Arkansas	8/31/2011	8,850
Culpepper Place of Springfield— *One senior housing property*	Missouri	8/31/2011	7,725
Culpepper Place of Jonesboro— *One senior housing property*	Arkansas	8/31/2011	7,950
Town Center Village— *One senior housing property*	Oregon	8/31/2011	40,967
Stevens Pass Mountain Resort— *One ski and mountain lifestyle property*	Washington	11/17/2011	20,475
Grand Victorian of Pekin— *One senior housing property*	Illinois	12/29/2011	9,930
Grand Victorian of Sterling— *One senior housing property*	Illinois	12/29/2011	9,700
Grand Victorian of Washington— *One senior housing property*	Illinois	12/29/2011	11,120
			$ 149,692

The senior housing properties are operated under management agreements with third-party management operators for a term of five to 10 years, with renewal options. The ski and mountain lifestyle property is subject to a long-term triple-net lease with renewal options. The golf facility, resort amenities and development land were additional asset acquisitions at the Company's Mount Washington Resort and as such are included under that management agreement.

3. Acquisitions (*continued*):

The following summarizes the allocation of the purchase price for the above properties and the estimated fair values of the assets acquired (in thousands):

		Total Purchase Price Allocation
Land and land improvements	$	18,209
Leasehold interests and improvements		13,084
Buildings		104,351
Equipment		6,376
Intangibles – in-place leases [1]		7,672
Net assets acquired	$	149,692

FOOTNOTE:

(1) The weighted-average amortization period for intangible in-place leases acquired was 2.5 years.

The rental income and net operating income attributable to these newly acquired properties included in the Company's consolidated statements of operations for the year ended December 31, 2011 were approximately $0.6 million and $2.4 million, respectively.

The following table presents unaudited pro forma results attributable to newly acquired properties as if:

- the Company owned each of the 2011 acquired properties as of January 1, 2010,
- the Company owned each of the 2010 acquired properties as of January 1, 2009, and
- the Company wholly-owned and consolidated the Great Wolf property, as of January 1, 2009 (in thousands, except per share data):

	Year Ended December 31,		
	2011	2010	2009
Revenues	$ 448,152	$ 344,144	$ 285,353
Net loss	$ (54,065)	$ (79,018)	$ (17,144)
Loss per share of common stock (basic and diluted)	$ (0.18)	$ (0.30)	$ (0.07)
Weighted average number of shares of common stock outstanding (basic and diluted)	302,250	263,516	235,873

4. Real Estate Investment Properties, net:

As of December 31, 2012 and 2011, real estate investment properties consisted of the following (in thousands):

	2012	2011
Land and land improvements	$ 1,052,350	$ 1,012,132
Leasehold interests and improvements	316,419	314,334
Buildings	847,940	718,470
Equipment	609,647	536,935
Less: accumulated depreciation and amortization	(649,999)	(522,583)
Total	$ 2,176,357	$ 2,059,288

For the years ended December 31, 2012, 2011 and 2010, the Company had depreciation and amortization expenses of approximately $129.0 million, $120.3 million and $122.6 million, respectively.

4. Real Estate Investment Properties, net *(continued)*:

Real Estate Impairment. The Company tests the recoverability of its directly-owned real estate whenever events or changes in circumstances indicate that the carrying value of those assets may be impaired. The Company evaluates its carrying value of the properties for impairment based on the weighted analysis of the estimated undiscounted cash flows under the potential scenarios and the holding periods. As a result of the financial difficulties of a tenant in the Company's golf sector and a decline in rental income for certain marina properties, the Company evaluated the carrying value of the properties for impairment and determined that the carrying value of some of the properties was not recoverable. As such, for the year ended December 31, 2011, the Company recorded an impairment provision of approximately $3.2 million on one golf facility. In addition, included in discontinued operations in 2011, the Company recorded an impairment provision of approximately $13.7 million on five golf facilities classified as assets held for sale. See Note 7. "Discontinued Operations" for additional information.

During 2010, the Company's management determined that the property level performance of two waterpark hotel properties was not recovering as originally anticipated and that it was no longer in its best interest to fund debt service on the non-recourse loans encumbering the properties without a modification of the terms. Due to these circumstances, the Company evaluated the carrying values of the properties for impairment and determined that the carrying value of the assets were not recoverable. As such, for the year ended December 31, 2010, the Company recorded an impairment provision of approximately $24.8 million. In addition, included in discontinued operations in 2010, the Company recorded an impairment provision of approximately $2.0 million on one golf facility where the carrying value was deemed not fully recoverable.

The Company did not record any impairment provision for the year ended December 31, 2012.

Real Estate Sales. During the year ended December 31, 2012, the Company completed the sale of three golf facilities for approximately $1.5 million and recorded a gain of approximately $0.4 million on one golf facility. During the year ended December 31, 2011, the Company completed the sale of three attractions properties and one golf facility for approximately $21.0 million and recorded a gain of approximately $1.2 million on one attractions property. The gain from the sale of the properties has been recorded as a component of discontinued operations in the accompanying consolidated statements of operations for each respective period. In connection with the sale of two attractions properties, the Company received approximately $12.5 million in notes, which are collateralized by the properties. In connection with the sales of these properties, no gain or loss was recorded.

5. Assets Held for Sale:

As of December 31, 2012 and 2011, the Company classified four properties as assets held for sale which consists for the following (in thousands):

	2012	2011
Land and land improvements	$ 2,874	$ 1,412
Leasehold interests and improvements	2,157	1,253
Equipment	712	198
Total	$ 5,743	$ 2,863

6. Intangible Assets, net:

The gross carrying amount and accumulated amortization of the Company's intangible assets as of December 31, 2012 and 2011 are as follows (in thousands):

Intangible Assets	Gross Carrying Amount		Accumulated Amortization		2012 Net Book Value	
In-place leases	$	29,921	$	(9,742)	$	20,179
Trade name		10,798		(1,535)		9,263
Trade name		6,015		-		6,015
Total	$	46,734	$	(11,277)	$	35,457

Intangible Assets	Gross Carrying Amount		Accumulated Amortization		2011 Net Book Value	
In-place leases	$	24,538	$	(4,699)	$	19,839
Trade name		10,798		(1,281)		9,517
Trade name		1,581		-		1,581
Total	$	36,917	$	(5,980)	$	30,937

Amortization expense was approximately $6.3 million, $1.9 million and $1.4 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company wrote off approximately $2.5 million, $0.2 million and $5.5 million of in-place lease intangibles related to lease terminations for the years ended December 31, 2012, 2011 and 2010, respectively, which are included as part of loss on lease terminations in the accompanying consolidated statements of operations.

The estimated future amortization expense for the Company's finite-lived intangible assets, as of December 31, 2012 is as follows (in thousands):

2013	$	7,347
2014		4,538
2015		1,244
2016		995
2017		992
Thereafter		14,326
Total	$	29,442

7. Operating Leases:

As of December 31, 2012, the Company leased 73 properties under long-term, triple-net leases to third-parties. The following is a schedule of future minimum lease payments to be received under the non-cancellable operating leases with third-parties at December 31, 2012 excluding properties that the Company classified as assets held for sale (in thousands):

2013	$	121,196
2014		123,965
2015		126,810
2016		128,892
2017		130,010
Thereafter		1,359,716
Total	$	1,990,589

7. Operating Leases *(continued)*:

Under a triple-net lease, the tenant is responsible for paying percentage rent and capital improvement reserve rent. Capital improvement reserves are generally based on a percentage of gross revenue of the property and are set aside by the Company for capital improvements including replacements, from time to time, of furniture, fixtures and equipment. Percentage rent is generally based on a percentage of gross revenue after it exceeds a certain threshold. Total percentage rent recorded was approximately $1.9 million, $1.3 million and $1.0 million the years ended December 31, 2012, 2011 and 2010, respectively. Capital improvement reserve revenues are generally based on a percentage of gross revenue at the property and totaled approximately $23.5 million, $22.7 million and $24.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, substantially all of the property expenses are required to be paid directly by the tenants, including real estate taxes which the tenants pay directly to the taxing authorities. The total annualized property taxes assessed on these properties, and paid directly by tenants, were approximately $12.7 million, $12.3 million and $17.7 million, for the years ended December 31, 2012, 2011 and 2010, respectively.

8. Discontinued Operations:

The Company classified the revenues and expenses related to all real estate properties sold and all real estate properties considered as assets held for sales which were not accounted for under the equity method of accounting as of December 31, 2012, as discontinued operations in the accompanying consolidated statements of operations. The following table is a summary of earnings (loss) from discontinued operations for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Revenues	$ 2,067	$ 4,654	$ 4,405
Expenses	(2,802)	(5,816)	(1,814)
Depreciation and amortization	(285)	(929)	(2,244)
Impairment provision	(670)	(13,671)	(2,042)
Operating loss	(1,690)	(15,762)	(1,695)
Total other income (expense)	290	742	(696)
Discontinued operations	$ (1,400)	$ (15,020)	$ (2,391)

9. Variable Interest and Unconsolidated Entities:

Consolidated VIEs - The Company has five wholly-owned subsidiaries, designed as single property entities to own and lease their respective properties to single tenant operators, which are VIEs due to potential future buy-out options held by the respective tenants. Three tenants' buy-out options were exercisable as of December 31, 2012 and are exercisable through March 2026, the date of lease expiration. At December 31, 2012, the tenants have not elected to exercise the buy-out options. The remaining two buy-out options become exercisable in 2014. In addition, two other entities that hold the properties in which service providers have a significant variable interest were also determined to be VIEs. The Company determined it is the primary beneficiary and holds a controlling financial interest in each of these entities due to the Company's power to direct the activities that most significantly impact the economic performance of the entities, as well as its obligation to absorb the losses and its right to receive benefits from these entities that could potentially be significant to these entities. As such, the transactions and accounts of these VIEs are included in the accompanying consolidated financial statements. At December 31, 2012, the Company had no changes to its five wholly-owned subsidiaries that were determined to be VIEs.

9. Variable Interest and Unconsolidated Entities *(continued)*:

The aggregate carrying amount and major classifications of the consolidated assets that can be used to settle obligations of the VIEs and liabilities of the consolidated VIEs that are non-recourse to the Company are as follows (in thousands):

	December 31,			
	2012		2011	
Assets				
Real estate investment properties, net	$	207,516	$	210,866
Other assets	$	39,618	$	31,319
Liabilities				
Mortgages and other notes payable	$	80,481	$	82,376
Other liabilities	$	15,806	$	17,225

The Company's maximum exposure to loss as a result of its involvement with these VIEs is limited to its net investment in these entities which totaled approximately $150.8 million and $142.6 million as of December 31, 2012 and 2011, respectively. The Company's exposure is limited because of the non-recourse nature of the borrowings of the VIEs.

Unconsolidated Entities - The Company also holds ownership in five ventures, the DMC Partnership, the Intrawest Venture, CNLSun I Venture, CNLSun II Venture and CNLSun III Venture. Of these, the Intrawest Venture was deemed a VIE in which the Company is not the primary beneficiary. While several significant decisions are shared between the Company and its joint venture partners, the Company does not direct the activities that most significantly impact the venture's performance and has not consolidated the activities of the venture. The Company's maximum exposure to loss as a result of its interest in the Intrawest Venture is primarily limited to the carrying amount of its investment in the venture, which totaled approximately $23.5 million and $30.4 million as of December 31, 2012 and 2011, respectively.

In December 2012, in connection with an existing purchase option held by Sunrise Living Investments, Inc. ("Sunrise") the Company's venture partner on its three senior housing ventures, the Company entered into an agreement with Health Care REIT, Inc. ("HCN"), as result of a potential merger by HCN with Sunrise. Under the agreement, HCN and Sunrise will purchase the Company's interests in the CNLSun I, CNLSun II and CNLSun III Ventures for an aggregate purchase price of approximately $198.5 million subject to adjustment based on the closing date and actual cash flow distribution (the "Joint Venture Dispositions"). The Joint Venture Dispositions was conditioned upon the merger of HCN with Sunrise, which was completed in January 2013. The Company expects the sale of these three ventures to close in mid-2013. For the years ended December 31, 2012 and 2011, the Company recorded aggregate equity in earnings (loss) of approximately $0.8 million and $(10.6) million, respectively, and received aggregate cash distributions of $26.1 million and $11.6 million, respectively, from CNLSun I, CNLSun II and CNLSun III Ventures. The Company did not own these three joint ventures during 2010.

In December 2012, the venture decided to sell seven destination retail properties held through the Intrawest Venture to third–party buyers. The properties are expected to be sold in 2013.

In August 2012, one of the DMC Partnership's loans with an outstanding principal balance of approximately $13.0 million matured and the DMC Partnership refinanced the loan with a new third-party lender. The new loan bears interest at 30-day LIBOR plus 2.55% and matures on September 1, 2014.

CNL LIFESTYLE PROPERTIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

9. Variable Interest and Unconsolidated Entities *(continued)*:

The following tables present financial information for the Company's unconsolidated entities for the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 (in thousands):

Summarized operating data:

	Year Ended December 31, 2012					
	DMC Partnership	Intrawest Venture	CNLSun I Venture	CNLSun II Venture	CNLSun III Venture	Total
Revenue	$ 27,858	$ -	$ 137,897	$ 37,301	$ 43,087	$ 246,143
Property operating expenses	(2,963)	-	(87,910)	(27,525)	(29,131)	(147,529)
Depreciation and amortization	(9,040)	-	(23,154)	(4,991)	(6,457)	(43,642)
Interest expense	(8,260)	-	(32,615)	(4,899)	(5,858)	(51,632)
Interest and other income-(expense)	28	-	372	(368)	28	60
Income (loss) from continuing operations	7,623	-	(5,410)	(482)	1,669	3,400
Discontinued Operations [5]	-	(5,568)	-	-	-	(5,568)
Net income (loss)	$ 7,623	$ (5,568)	$ (5,410)	$ (482)	$ 1,669	$ (2,168)
Loss allocable to other venture partners [1]	$ (1,810)	$ (1,564)(6)	$ (7,084)	$ (407)	$ (1,346)	$ (12,210)
Income (loss) allocable to the Company [1]	9,433	(4,004)	1,674	(75)	3,015	10,043
Amortization of capitalized costs	(471)	(234)	(2,610)	(862)	(345)	(4,522)
Equity in earnings (loss) of unconsolidated entities	$ 8,962	$ (4,238)	$ (936)	$ (937)	$ 2,670	$ 5,521
Distributions declared to the Company	$ 11,345	$ 3,096	$ 15,709	$ 5,094 [3]	$ 7,776 [3]	$ 43,020
Distributions received by the Company	$ 11,353	$ 2,725	$ 15,665	$ 5,189 [3]	$ 5,256 [3]	$ 40,188

9. Variable Interest and Unconsolidated Entities *(continued)*:

Summarized operating data:

	Year Ended December 31, 2011					
	DMC Partnership	Intrawest Venture	CNLSun I Venture [(2)]	CNLSun II Venture [(2)]	CNLSun III Venture [(2)]	Total
Revenue	$ 27,481	$ -	$ 127,479	$ 14,439	$ 9,297	$ 178,696
Property operating expenses	(738)	-	(86,554)	(10,276)	(7,938)	(105,506)
Depreciation and amortization	(8,935)	-	(23,419)	(2,255)	(1,570)	(36,179)
Interest expense	(8,499)	-	(31,728)	(2,121)	(1,367)	(43,715)
Interest and other income (expense)	29	-	(5,702)	(899)	(240)	(6,812)
Income (loss) from continuing operations	9,338	-	(19,924)	(1,112)	(1,818)	(13,516)
Discontinued Operations	-	(723)	-	-	-	(723)
Net income (loss)	$ 9,338	$ (723)	$ (19,924)	$ (1,112)	$ (1,818)	$ (14,239)
Loss allocable to other venture partners [(1)]	$ (1,954)	$ (1,733) (6)	$ (14,021)	$ (333)	$ (837)	$ (18,878)
Income (loss) allocable to the Company [(1)]	11,292	1,010	(5,903)	(779)	(981)	4,639
Amortization of capitalized costs	(487)	(234)	(2,501)	(323)	(72)	(3,617)
Equity in earnings (loss) of unconsolidated entities	$ 10,805	$ 776	$ (8,404)	$ (1,102)	$ (1,053)	$ 1,022
Distributions declared to the Company	$ 11,292	$ 3,163	$ 15,127	$ 1,028	$ 785	$ 31,395
Distributions received by the Company	$ 11,422	$ 2,845	$ 11,218	$ 406	$ -	$ 25,891

	Year Ended December 31, 2010		
	DMC Partnership	Intrawest Venture	Total
Revenue	$ 27,476	$ -	$ 27,476
Property operating expenses	(549)	-	(549)
Depreciation and amortization	(8,654)	-	(8,654)
Interest expense	(8,702)	-	(8,702)
Interest and other income	37	-	37
Income (loss) from continuing operations	9,608	-	9,608
Discontinued Operations	-	(1,096)	(1,096)
Net income (loss)	$ 9,608	$ (1,096)	$ 8,512
Loss allocable to other venture partners [(1)]	$ (1,655)	$ (1,533)[(6)]	$ (3,188)
Income allocable to the Company [(1)]	11,263	437	11,700
Amortization of capitalized costs	(488)	(234)	(722)
Equity in earnings of unconsolidated entities	$ 10,775	$ 203	$ 10,978
Distributions declared to the Company	$ 11,263	$ 1,579	$ 12,842
Distributions received by the Company	$ 11,112	$ 1,579	$ 12,691

FOOTNOTES:

(1) Income is allocated between the Company and its partners using the HLBV method of accounting.

9. Variable Interest and Unconsolidated Entities *(continued)*:

(2) Represents operating data from the date of acquisition through the end of period presented.

(3) Includes approximately $3.7 million and $3.3 million in distributions representing the Company's respective preferred return on CNLSun II and CNLSun III ventures, respectively, in accordance with the venture agreements and approximately $1.5 million and $1.9 million in return of capital on CNLSun II and CNLSun III ventures, respectively, for the year ended December 31, 2012.

(4) During the year ended December 31, 2012, the DMC Partnership incurred approximately $2.3 million in acquisition costs relating to a potential acquisition that was ultimately not pursued.

(5) In connection with the proposed sale, the venture performed an impairment analysis and determined that the carrying value of one of the Intrawest Venture properties was higher than the expected net sales proceeds. As such the Company recorded an impairment provision of approximately $4.5 million which is included as part of discontinued operations for the year ended December 31, 2012.

(6) This amount represents the venture partner's portion of interest expense on a loan which the partners made to the venture. These amounts are treated as distributions for purposes of the HLBV calculation.

Summarized balance sheet data

	As of December 31, 2012					
	DMC Partnership	Intrawest Venture	CNLSun I Venture	CNLSun II Venture	CNLSun III Venture	Total
Real estate assets, net	$ 236,200	$ -	$ 593,745	$ 122,171	$ 162,668	$ 1,114,784
Asset held for sale	-	84,278	-	-	-	84,278
Other assets	12,410	14,174	30,807	5,644	10,528	73,563
Mortgages and other notes payable	135,428	73,702	434,940	104,549	120,000	868,619
Other liabilities	5,089	15,459	20,173	6,096	10,668	57,485
Partners' capital	108,093	9,291	169,439	17,170	42,528	346,521
Carrying amount of investment (1)	107,641	23,506	108,334	13,660	34,198	287,339
Company's ownership percentage (1)	82.0%	80.0%	60.0%	70.0%	67.9%	

	As of December 31, 2011					
	DMC Partnership	Intrawest Venture	CNLSun I Venture	CNLSun II Venture	CNLSun III Venture	Total
Real estate assets, net	$ 241,606	$ 90,748	$ 614,548	$ 126,488	$ 164,642	$ 1,238,032
Other assets	13,277	13,705	31,374	7,642	10,592	76,590
Mortgages and other notes payable	138,533	74,823	434,940	104,549	120,000	872,845
Other liabilities	4,633	12,746	21,258	4,586	5,693	48,916
Partners' capital	111,717	16,884	189,724	24,995	49,541	392,861
Carrying amount of investment (1)	108,101	30,415	123,072	19,785	36,785	318,158
Company's ownership percentage (1)	82.0%	80.0%	60.0%	70.0%	67.9%	

9. Variable Interest and Unconsolidated Entities *(continued)*:

FOOTNOTE:

(1) As of December 31, 2012 and 2011, the Company's share of partners' capital determined under HLBV was approximately $265.3 million and $294.5 million, respectively, and the total difference between the carrying amount of the investment and the Company's share of partners' capital determined under HLBV was approximately $22.0 million and $23.6 million, respectively.

The Company's maximum exposure to loss is primarily limited to the carrying amount of its investment in each of the unconsolidated entities. The unconsolidated entities have debt obligations totaling approximately $868.6 million and $872.8 million as of December 31, 2012 and 2011, respectively. If the Company engages in certain prohibited activities, there are circumstances which could trigger an obligation on the part of the Company with respect to a portion of this debt.

10. Mortgages and Other Notes Receivable, net:

As of December 31, 2012 and 2011, mortgages and other notes receivable consisted of the following (in thousands):

Borrower (Description of Collateral Property)	Date of Loan Agreement(s)	Maturity Date	Interest Rate	Accrued Interest	Loan Principal Balance as of December 31, 2012	2011
Big Sky Resort (one ski resort) [3]	9/23/2008	9/1/2014	12.0%	$ 680	$ 68,000	$ 68,000
CMR Properties, LLC and CM Resort, LLC (one ski property) [2]	6/15/2010	9/30/2022	9.0% - 11.0%	765	16,537	15,670
Boyne USA, Inc. (four ski resorts) [3]	8/10/2009	9/1/2014	6.3% - 15.0%	3,392	18,081	18,173
Evergreen Alliance Golf Limited, L.P. [1]	11/12/2010	12/31/2016	LIBOR + 4.0%	190	5,911	5,902
PARC Myrtle Waves, LLC (one attractions property)	2/10/2011	2/10/2021	7.5%	225	9,000	9,000
Grand Prix Tampa, LLC (one attractions property)	7/31/2011	7/31/2016	8.5%	49	3,490	3,530
Total				$ 5,301	$ 121,019	$ 120,275
Accrued interest					$ 5,301	$ 3,364
Acquisition fees, net					109	753
Loan origination fees, net					-	(40)
Loan loss provision [1]					(1,699)	-
Total carrying amount					$ 124,730	$ 124,352

FOOTNOTES:

(1) In April 2012, the Company restructured a $6 million outstanding working capital line of credit receivable with a borrower that was having financial difficulties into a $6 million term loan. As part of the restructure, the Company reduced the interest rate from a fixed rate of 11% per annum to a rate of LIBOR plus 4% per annum and extended the maturity date from November 2013 to December 2016, with no payments of principal or interest required until January 2014. The borrower has an option to extend the maturity date to December 2021, subject to certain terms and conditions. The Company recorded a loan loss provision under this troubled debt restructure of approximately $1.7 million representing the difference between the expected future cash flows discounted at the original

10. Mortgages and Other Notes Receivable, net *(continued)*:

(1) loan's effective interest rate and the net carrying value of the loan. Additionally, as part of the restructure, any percentage rent received for certain of the golf facilities will be used to reduce the term loan until it is paid in full. As of December 31, 2012, percentage rent of approximately $0.1 million was recorded as a reduction to the term loan.

(2) In July 2012, the Company committed to advance an additional $0.8 million to one of its existing borrowers for property-related improvements. The $0.8 million loan has a fixed annual interest rate of 10.0% with monthly payments of interest only and matures on September 30, 2022. Concurrently, the Company extended the maturity of the existing borrower's two other loans to be co-terminus with the $0.8 million loan from September 30, 2017 to September 30, 2022. As of December 31, 2012, the Company has funded approximately $0.7 million.

(3) In August 2012, the Company granted a two year extension on two of its existing loans, where the borrowers are affiliated, that matured in September 2012 with a new maturity date of September 1, 2014. All other terms of the loan remained substantially the same with the exception of no prepayment fees with 90 days notice.

The estimated fair market value of the Company's mortgages and other notes receivable was approximately $121.0 million and $120.3 million as of December 31, 2012 and 2011, respectively, based on discounted cash flows for each individual instrument based on market interest rates as of December 31, 2012 and 2011, respectively. Because this methodology includes inputs that are not observable by the public and are not necessarily reflected in active markets, the measurement of the estimated fair values related to the Company's mortgage and other notes receivable is categorized as Level 3 on the three-level valuation hierarchy. The fair value of accounts and other receivables approximates the carrying value as of December 31, 2012 and 2011 because of the relatively short maturities of the obligations.

As of December 31, 2012 and 2011, the Company had two outstanding loans to unrelated VIEs totaling approximately $16.5 million and $15.7 million, respectively, which represents the Company's maximum exposure to loss related to these investments. The Company determined it is not the primary beneficiary of the VIEs because it does not have the ability to direct the activities that most significantly impact the economic performance of the entities.

The following is a schedule of future principal maturities for all mortgages and other notes receivable (in thousands):

2013		$ 52
2014		86,133
2015		57
2016		11,133
2017		110
Thereafter		23,534
	Total	$ 121,019

11. Indebtedness:

Mortgages and Other Notes Payable - As of December 31, 2012 and 2011, the Company had the following indebtedness (in thousands):

	Collateral & Approximate Carrying Value of Collateral at December 31, 2012	Interest Rate	Maturity Date	Principal Balance as of December 31,	
				2012	2011
Variable rate debt:					
Mortgage debt	1 multi-family residential property, $93.5 million	30 day LIBOR + 1.3% (1)	1/2/2016	$ 62,856	$ 64,664
Mortgage debt	1 hotel property, $78.7 million	30 day LIBOR + 3.0% (1)	8/28/2016	25,000	25,000
Mortgage debt	1 ski and mountain lifestyle property, $22.3 million	30 day LIBOR + 3.3% (1)	9/1/2019	9,070	9,376
Mortgage debt	1 ski and mountain lifestyle property, $36.9 million	CDOR + 3.8% (1)	11/30/2014	18,434	18,585
Mortgage debt	1 ski and mountain lifestyle property, $34.7 million	30 day LIBOR + 4.5% (1)	12/31/2015	16,350	17,250
Mortgage debt	1 attractions property, $50.6 million	30 day LIBOR + 3.0% (1)	11/30/2015	21,000	-
			Total variable rate debt	$ 152,710	$ 134,875
Fixed rate debt:					
Mortgage debt	1 golf property, $7.6 million	7.3%	3/1/2016	5,418	5,543
Mortgage debt	19 golf properties and 1 sky lift attraction property, $214.4 million	6.1%	2/5/2017	88,146	91,114
Mortgage debt	7 senior housing properties, $96.7 million	4.35% - 4.5%	10/15/2018	60,631	52,808
Mortgage debt	1 attractions property. $31.2 million	6.8%	9/28/2016	19,639	19,950

11. Indebtedness *(continued)*:

	Collateral & Approximate Carrying Value of Collateral at December 31, 2012	Interest Rate	Maturity Date	Principal Balance as of December 31,	
				2012	2011
Fixed rate debt (continued):					
Mortgage debt	5 ski and mountain lifestyle properties, $197.0 million	6.1%	4/5/2017	92,003	95,922
Mortgage debt	2 hotel properties, $58.2 million(4)	6.1%	3/1/2016	50,635	53,168
Mortgage debt	3 marina properties, $37.9 million	6.3% - 6.5%	9/1/2016 – 12/1/2016	12,560	13,107
Mortgage debt	3 Senior Housing properties, $28.3 million	4.4% (2)	10/5/2018	17,205	-
Mortgage debt	1 Ski and mountain resort lifestyle property, $19.9 million	6.0% (2)	4/5/2017	13,036	-
Mortgage debt	1 attraction property, $112.3 million	6.0%	4/30/2018	44,552	-
Mortgage debt	4 Senior Housing properties, $75.9 million	3.79%	7/1/2019	46,499	-
Seller financing	3 ski and mountain lifestyle properties, $110.3 million	8.09% - 9.5%	12/31/2014	34,600	52,000
Mortgage debt	1 attractions property, $25.2	6.1% - 6.4%	11/1/2023 – 4/1/2025	11,602	12,661
Senior notes	$1,088.5 million(3)	7.3%	4/15/2019	396,550	396,550
			Total fixed rate debt	$ 893,076	$ 792,823
			Total debt	$ 1,045,786	$ 927,698
			Discount	(2,684)	(3,061)
			Total	$ 1,043,102	$ 924,637

11. Indebtedness *(continued)*:

FOOTNOTES:

(1) The 30-day LIBOR rate was approximately 0.2% and 0.3% as of December 31, 2012 and 2011, respectively. The 30-day CDOR rate was approximately 1.2% as of December 31, 2012 and 2011.

The Company has entered into interest rate swaps for these variable rate debts. See Note 12. "Derivative instruments and Hedging Activities" for additional information.

(2) These loans are cross-collateralized with the collateral of two of the Company's existing loans, which resulted in an extension of maturity to year 2017.

(3) In April 2011, the Company issued $400.0 million senior notes which are guaranteed by certain of its lifestyle properties. See "Item 2 – Properties" for additional information.

(4) In October 2011, the Company completed a troubled debt restructure of its non-recourse mortgage loan encumbering two waterpark hotel properties with an original outstanding principal balance of approximately $61.9 million. Under the terms of the restructure the Company agreed to make an investment of approximately $10.5 million ("Additional GW Investment") of which approximately $5.7 million was used to pay down the original principal and approximately $4.8 million is reserve for capital improvements. Under a troubled debt restructure, the debt is recorded at an amount equal to the total cash payments, including both principal and interest, under the new terms. The $53.2 million in the table above as of December 31, 2011 represents the total cash payments under the new debt. In connection with the restructuring, the Company recorded loss on extinguishment of debt of approximately $1.0 million primarily related to legal costs incurred in connection with the troubled debt restructure, which has been included in the accompanying consolidated statements of operations.

The Company received a three-year extension on the maturity of the debt to March 1, 2016. The lender agreed to forgive $14.0 million in principal and converted $7.2 million in principal to the right to receive payments subject to future performance of the properties. Monthly interest-only payments on $35.0 million in principal at the rate of 6.08% are payable through August 1, 2012 at which time the loan will be subject to a 25-year period amortization.

Payments on the $7.2 million contingent principal will have an interest rate of 6.1% and is subordinate to the Company first receiving an amount equal to $8.8 million of the Additional GW Investment plus a return of 9.0%. Once this occurs the lender will have the right to receive 50.0% of the net cash flows from the properties as defined in the agreement. At maturity, the lender will have the opportunity to receive any unpaid portion of the $7.2 million contingent principal plus interest based on the appraised value at that time.

Senior Notes - On April 5, 2011, the Company issued $400.0 million in senior notes (the "Senior Notes"), which were sold at an offering price of 99.249% of par value, resulting in net proceeds to the Company of approximately $388.0 million, net of transaction costs. Approximately $210.1 million in proceeds from the Senior Notes was used to refinance existing indebtedness including the pay-down of the Company's line of credit. The remaining proceeds has been, and will be used, for acquisitions of additional properties and general corporate purposes. The Senior Notes mature on April 15, 2019, and bear interest at a rate of 7.25% per annum, payable semi-annually in cash in arrears on April 15 and October 15 of each year beginning on October 15, 2011. The senior notes were sold at a discount with an effective rate of 7.389%.

The terms of the indenture governing the Senior Notes, among other things, place certain limitations on the Company's and certain of its subsidiaries, ability to (i) transfer and sell assets; (ii) pay dividends or make certain distributions, buy subordinated indebtedness or securities or make certain other restricted payments; (iii) incur or guarantee additional indebtedness or issue preferred stock; (iv) incur dividend or other payment restrictions affecting restricted subsidiaries; (v) merge, consolidate or sell all or substantially all of the Company's assets; (vi) enter into certain transactions with affiliates; or (vii) engage in business other than a business that is the same or similar to the Company's current business or a reasonably related extension thereof. These covenants are subject to a number of limitations and exceptions that are described in the indenture. Additionally, the indenture require the Company to maintain, at all times, total unencumbered assets of not less than 150% of the aggregate principal amount of our consolidated unsecured indebtedness. As of December 31, 2012, the Company was in compliance with the Senior Notes covenants.

11. Indebtedness *(continued)*:

At any time prior to April 15, 2014, the Company may use the proceeds of certain equity offerings to redeem up to 35% of the aggregate principal amount of the senior notes at a redemption price equal to 107.3% of the principal amount. At any time prior to April 15, 2015, the Company may redeem all or part of the senior notes upon not less than 30 nor more than 60 days' prior notice at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) a make-whole premium as of the date of redemption, plus (iii) accrued and unpaid interest and additional interest, if any, thereon, to the date of redemption. In addition, the Company may redeem some or all of the senior notes on or after April 15, 2015, at redemption prices set forth in the indenture, together with accrued and unpaid interest.

On October 4, 2011, the Company repurchased, at a discount, the face value of approximately $3.5 million and recorded approximately $0.6 million in gain, reducing its liability in the senior notes.

Line of Credit - In August 2012, the Company refinanced its revolving line of credit with a new revolving credit facility with total borrowing capacity of $125.0 million, of which $95.0 million was drawn as of December 31, 2012. The new revolving credit facility bears interest (a) between LIBOR plus 3.0% and LIBOR plus 3.75% or (b) between a base rate (the greater of the prime rate and the federal funds rate) plus 2.0% and a base rate plus 2.75%; both LIBOR and base rate pricing are contingent upon certain leverage ratios. The new revolving credit facility matures in August 2015 and is collateralized by certain of the Company's lifestyle properties. The facility contains customary affirmative financial covenants and ratios including fixed charge coverage ratio, leverage ratio, interest coverage ratio and debt to total asset ratio. As of December 31, 2012, the Company was in compliance with the aforementioned financial covenants and ratios.

The following is a schedule of future principal payments and maturities for all indebtedness (in thousands):

2013	$	19,621
2014		72,816
2015		150,944
2016		170,018
2017		165,189
Thereafter		562,198
Total	$	1,140,786

As of December 31, 2012, four of the Company's loans require it to meet certain customary financial covenants and ratios including fixed charge coverage ratio, leverage ratio, interest coverage ratio and debt to total asset ratio, with which the Company was in compliance. The Company's other long-term borrowings are not subject to any significant financial covenants.

The estimated fair values of mortgages and other notes payable and the line of credit are based on rates and spreads the Company would expect to obtain for similar borrowings with similar loan terms. Because this methodology includes inputs that are less observable by the public and are not necessarily reflected in active markets, the measurement of the estimated fair values related to the Company's mortgage notes payable is categorized as Level 3 on the three-level valuation hierarchy. The estimated fair values of the senior notes are determined based on prices traded for similar or identical instruments in active or inactive markets and is categorized as level 2 on the three-level valuation hierarchy. The estimated fair value of accounts payable and accrued expenses approximates the carrying value as of December 31, 2012 and 2011 because of the relatively short maturities of the obligations.

11. Indebtedness *(continued)*:

The following table summarizes the carrying value and the estimated fair value of the Company's indebtedness (in thousands).

	As of December 31,			
	2012		2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Mortgages and other notes payable (level 3)	$ 649,002	$ 647,869	$ 530,855	$ 450,091
Line of credit (level 3)	95,000	95,000	-	-
Senior notes (level 2)	394,100	385,645	393,782	396,996
Total	1,138,102	1,128,514	924,637	847,087

12. Derivative Instruments and Hedging Activities:

The Company utilizes derivative instruments to offset partially the effect of fluctuating interest rates on the cash flows associated with its variable-rate debt. The Company follows established risk management policies and procedures in its use of derivatives and does not enter into or hold derivatives for trading or speculative purposes. The Company records all derivative instruments on its balance sheet at fair value. On the date the Company enters into a derivative contract, the derivative is designated as a hedge of the exposure to variable cash flows of a forecasted transaction. The effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently recognized in the statements of operations in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. Any ineffective portion of the gain or loss is reflected in interest expense in the statements of operations.

The Company has five interest rate swaps that were designated as cash flow hedges of interest payments from their inception. The following table summarizes the terms and fair values of the Company's derivative financial instruments as of December 31, 2012 and 2011, which are included in other liabilities in the accompanying consolidated balance sheets (in thousands):

Notional Amount	Strike [(1)]	Credit Spread [(1)]	Trade Date	Maturity Date	Fair Value Liability December 31, 2012	Fair Value Liability December 31, 2011
$ 62,856	1.9%	1.3%	12/6/10	1/2/16	$ (2,423)	$ (2,129)
$ 9,070	3.6%	3.3%	9/28/09	9/1/19	$ (1,238)	$ (1,136)
$ 18,434 [(2)]	2.7% [(2)]	3.8%	12/1/09	12/1/14	$ (460)	$ (796)
$ 16,350	2.2%	4.5%	1/13/11	12/31/15	$ (761)	$ (762)
$ 25,000	1.3%	3.0%	8/30/11	8/28/16	$ (716)	$ (361)

FOOTNOTES:

(1) The strike rate does not include the credit spread on each of the notional amounts.

(2) The Company swapped the interest rate on its $20.0 million loan denominated in Canadian dollars to a fixed interest rate of 6.4%. The notional amount has been converted from Canadian dollars to U.S. dollars at an exchange rate of 1.00 and 0.98 Canadian dollars for $1.00 U.S. dollar on December 31, 2012 and 2011, respectively.

As of December 31, 2012, the Company's hedges qualified as highly effective and, accordingly, all of the change in value is reflected in other comprehensive income (loss). Determining fair value and testing effectiveness of these financial instruments requires management to make certain estimates and judgments. Changes in assumptions could have a positive or negative impact on the estimated fair values and measured effectiveness of such instruments could, in turn, impact the Company's results of operations.

13. Fair Value Measurements:

The Company is making an accounting policy election to use the exception in ASU 820-10-35-18D with respect to measuring fair value of a group of financial assets and financial liabilities entered into with a particular counterparty, where the Company reports the net exposure to the credit risk of that counterparty.

The Company has four investment properties that were classified as assets held for sale and carried at fair value as of December 31, 2012. The Level 3 unobservable inputs used in determining the fair value of the real estate properties include, but are not limited to, management's estimated cash flows over various holding periods, discounted using a range of estimated capitalization rates and estimated net sales prices from third party offers.

The Company's derivative instruments are valued primarily based on inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, volatilities, and credit risks) and are classified as Level 2 in the fair value hierarchy. The valuation of derivative instruments also includes a credit value adjustment which is a Level 3 input. However, the impact of the assumption is not significant to its overall valuation calculation, and therefore the Company considers its derivative instruments to be classified as Level 2. The fair value of such instruments is included in other liabilities in the accompanying unaudited condensed consolidated balance sheets.

The following tables show the fair value of the Company's financial assets and liabilities carried at fair value as of December 31, 2012 and 2011, as follows (in thousands):

	Fair Value Measurement as of December 31, 2012	**Level 1**	**Level 2**	**Level 3**
Assets:				
Assets held for sale carried at fair value	$ 5,743	$ -	$ -	$ 5,743
Liabilities:				
Derivative instruments	$ 5,598	$ -	$ 5,598	$ -

	Fair Value Measurement as of December 31, 2011	**Level 1**	**Level 2**	**Level 3**
Assets:				
Assets held for sale carried at fair value	$ 2,863	$ -	$ -	$ 2,863
Liabilities:				
Derivative instruments	$ 5,184	$ -	$ 5,184	$ -

The following information details the changes in the fair value measurements using significant unobservable inputs on a non-recurring basis (Level 3) for the year ended December 31, 2012 (in thousands):

Balance at January 1, 2012	$ 2,863
Additional properties classified as assets held for sale	4,745
Adjustment to impairment provision	(670)
Fair value of properties sold	(1,195)
Balance as of December 31, 2012	$ 5,743

14. Income Taxes:

As of December 31, 2012 and 2011, the Company recorded net current and long-term deferred tax assets related to depreciation differences, deferred income, and net operating losses at its TRS subsidiaries and properties under foreclosure elections as a result of certain tenant defaults and lease terminations. Because there are no historical earnings and no certainty that such deferred tax assets will be available to offset future tax liabilities, the Company has established a full valuation allowance as of December 31, 2012 and 2011. The components of the deferred taxes recognized in the accompanying consolidated balance sheets at December 31, 2012 and 2011 are as follows (in thousands):

	Year Ended December 31,	
	2012	2011
Net operating losses	$ 94,096	$ 81,848
Book/tax differences in deferred income	2,101	1,539
Book/tax differences in acquired assets	(47,739)	(42,557)
Total deferred tax asset	48,458	40,830
Valuation allowance	48,458	40,830
	$ -	$ -

The Company's TRS subsidiaries had net operating loss carry-forwards for federal and state purposes of approximately \$231.2 million and \$198.6 million as of December 31, 2012 and 2011, respectively, to offset future taxable income. The estimated net operating loss carry-forwards will expire as follows:

Expiration Year	Net Operating Loss
2025	$ 1,600
2026	$ 5,600
2027	$ 26,700
2028	$ 44,900
2029	$ 48,000
2030	$ 39,700
2031	$ 32,100
2032	$ 32,600

The tax years 2010-2012 remain subject to examination by taxing authorities. The Company analyzed its material tax positions and determined that it has not taken any uncertain tax positions. In addition, the Company has determined that no significant differences exist between the total income tax expense or benefit and the amount computed by applying the statutory federal income rate to its TRS income before taxes without record to the impact of the valuation allowance.

15. Related Party Arrangements:

In 2011, the Company entered into an advisory agreement with CNL Lifestyle Advisor Corporation (the "Advisor"). The terms of this agreement are similar to the terms of the advisory agreement the Company had with its former advisor, CNL Lifestyle Company, LLC. The individuals who served as officers of the former advisor and directors of its managing member served in those capacities with the Advisor at the inception of the new agreement. Certain directors and officers of the Company hold similar positions with the Advisor and CNL Securities Corp., the managing dealer of the Company's common stock offerings (the "Managing Dealer").

15. Related Party Arrangements *(continued)*:

For the years ended December 31, 2012, 2011 and 2010, the Advisor and former advisor collectively earned fees and incurred reimbursable expenses as follows (in thousands):

	Year Ended December 31,		
	2012	**2011**	**2010**
Acquisition fees: [1]			
Acquisition fees from offering proceeds	$ 1,785	$ 7,244	$ 10,990
Acquisition fees from debt proceeds	5,235	22,009	1,535
Total	7,020	29,253	12,525
Asset management fees: [2]	35,725	31,802	26,808
Reimbursable expenses: [3]			
Offering costs	-	1,251	3,706
Acquisition costs	409	378	226
Operating expenses	8,002	11,419	9,254
Total	8,411	13,048	13,186
Total fees earned and reimbursable expenses	$ 51,156	$ 74,103	$ 52,519

FOOTNOTES:

(1) Acquisition fees are paid for services in connection with the selection, purchase, development or construction of real property. The fees are generally equal to 3.0% of gross offering proceeds from the sale of the Company's common stock including proceeds from shares sold under its Reinvestment Plan, and 3.0% of loan proceeds in connection with the incurrence of indebtedness, including the Company's pro-rata share of joint venture indebtedness.

(2) Asset management fees are equal to 0.08334% per month of the Company's real estate asset value, which is generally the amount actually paid or allocated to the purchase, development, construction or improvement of a property, and the outstanding principal amount of any mortgage note receivable as of the end of the preceding month.

(3) The Advisor and its affiliates are entitled to reimbursement of certain expenses incurred on behalf of the Company in connection with the Company's organization, offering, acquisitions, and operating activities. Pursuant to the advisory agreement, the Company will not reimburse the Advisor for any amount by which total operating expenses paid or incurred by the Company exceed the greater of 2.0% of average invested assets or 25.0% of net income (the "Expense Cap") in any expense year, as defined in the advisory agreement. For the expense years ended December 31, 2012, 2011 and 2010, operating expenses did not exceed the Expense Cap.

15. Related Party Arrangements *(continued)*:

The Managing Dealer received fees and compensation in connection with the Company's third and final public offering of common stock, which was completed on April 9, 2011. For the years ended December 31, 2012, 2011 and 2010, the Company incurred the following fees to related parties in connection with shares sold in that offering (in thousands):

	Year Ended December 31,		
	2012	**2011**	**2010**
Selling commissions	$ -	$ 12,855	$ 23,141
Marketing support fee and due diligence expense reimbursements	-	5,520	9,931
Total	$ -	$ 18,375	$ 33,072

Amounts due to affiliates for fees and expenses described above are as follows (in thousands):

	As of December 31,	
	2012	**2011**
Due to the Advisor and its affiliates:		
Offering expenses	$ -	$ 24
Asset management fees	14	-
Operating expenses	509	619
Acquisition fees and expenses	463	477
Total	$ 986	$ 1,120

The Company also maintains accounts at a bank in which the Company's chairman and vice-chairman serve as directors. The Company had deposits at that bank of approximately $5.5 million and $4.4 million as of December 31, 2012 and December 31, 2011, respectively.

16. Stockholders' Equity:

Distribution Reinvestment Plan —In 2011 the Company completed its final offering and filed a registration statement on Form S-3 under the Security Exchange Act of 1933, as amended, to register the sale of up to an additional $250 million (26.3 million shares of common stock at $9.50 per share) under its Distribution Reinvestment Plan ("DRP"). In accordance with the DRP, in the event that the Company's Board of Directors determines a new estimated fair value of its common stock, shares of the Company's common stock would thereafter be sold pursuant to the DRP at a price determined by the Board of Directors, which price shall not be less than 95% of the estimated fair value of a share of the Company's common stock. On August 1, 2012, in order to comply with requirements that became applicable once the Company completed its offerings, the Company's Board of Directors determined its estimated net asset value ("NAV") per share was $7.31. Accordingly, effective August 9, 2012, under the DRP, beginning with reinvestments made after August 9, 2012, and until the Company announces a new price, the DRP shares will be offered at $6.95 per share, which represents a 5% discount to the new estimated fair value of $7.31 per share. For the year ended December 31, 2012, the Company received aggregate proceeds of approximately $69.0 million (representing 8.3 million shares) through its DRP.

16. Stockholders' Equity *(continued)*:

Distributions- In order to qualify as a REIT for federal income tax purposes, the Company must, among other things, make distributions each taxable year equal to at least 90.0% of its REIT taxable income. The Company intends to make regular distributions, and the Board of Directors currently intends to declare and pay distributions on a quarterly basis. For the years ended December 31, 2012, 2011 and 2010, the Company declared and paid distributions of approximately $163.7 million ($0.5252 per share), $188.4 million ($0.6252 per share) and $163.9 million ($0.6252 per share), respectively.

For the years ended December 31, 2012, 2011 and 2010, approximately 0.0%, 0.0% and 0.3%, respectively, of the distributions paid to the stockholders were considered taxable income and approximately 100.0%, 100.0% and 99.7%, respectively, were considered a return of capital for federal income tax purposes, respectively. No amounts distributed to stockholders for the years ended December 31, 2012, 2011 and 2010 were required to be or have been treated as a return of capital for purposes of calculating the stockholders' return on their invested capital as described in the advisory agreement.

Redemption of Shares —The Company redeems shares pursuant to its redemption plan, which is designed to provide eligible stockholders with limited interim liquidity by enabling them to sell shares back to the Company prior to any listing of its shares. There is currently a sizable backlog and a waiting list for redemption requests and stockholders will likely wait a long period of time to have their shares redeemed, if ever.

Beginning in the second fiscal quarter of 2010, the Company's Board of Directors determined that redemptions under its DRP would be limited to $7.5 million per calendar quarter. Effective for the first quarter of 2012, the Company's Board of Directors approved redemptions of up to $1.75 million per calendar quarter. For shareholders redeemed prior to August 1, 2012, the redemption price per share was a percentage of the offering price; and the applicable percentage was based on the number of years the stockholder held the shares as of the date of the redemption request (the "Redemption Percentage").

On August 9, 2012, the Company's Board determined that the estimated NAV per share was $7.31. The Company executed the Third Amended and Restated Redemption Plan (the "Redemption Plan") to revise the redemption price so that for those shares redeemed after August 1, 2012, the redemption price per share would be based on the applicable Redemption Percentage of the Company's estimated value per share on the date the redemption was effected. Pursuant to the DRP, shareholders may not request redemption of less than 25% of their shares.

In addition, on August 9, 2012, the Board of Directors approved an increase of the redemption amount to the lesser of (i) $3.0 million per calendar quarter or (ii) the amount of aggregate proceeds available under the Company's DRP, effective as of the third quarter of 2012.

The following details the Company's redemptions for the years ended December 31, 2012 and 2011 (in thousands except per share data).

2012 Quarters	First	Second	Third	Fourth	Full Year
Requests in queue	6,419	7,763	8,512	8,856	6,419
Redemptions requested	1,574	1,010	1,064	1,535	5,183
Shares redeemed:					
Prior period requests	(4)	(177)	(245)	(98)	(524)
Current period request	(172)	-	(158)	(319)	(649)
Adjustments [(1)]	(54)	(84)	(317)	(248)	(703)
Pending redemption requests [(2)]	7,763	8,512	8,856	9,726	9,726
Average price paid per share	$ 9.92	$ 9.92	$ 7.31	$ 7.30	$ 8.06

16. Stockholders' Equity *(continued)*:

2011 Quarters	**First**	**Second**	**Third**	**Fourth**	**Full Year**
Requests in queue	3,595	4,036	5,328	6,016	3,595
Redemptions requested	1,227	2,133	1,475	1,170	6,005
Shares redeemed:					
Prior period requests	(631)	(500)	(503)	(609)	(2,243)
Current period request	(135)	(256)	(265)	(158)	(814)
Adjustments [1]	(20)	(85)	(19)	–	(124)
Pending redemption requests [2]	4,036	5,328	6,016	6,419	6,419
Average price paid per share	$ 9.79	$ 9.83	$ 9.83	$ 9.80	$ 9.81

FOOTNOTES:

(1) This amount represents redemption request cancellations and other adjustments.

(2) Requests that are not fulfilled in whole during a particular quarter will be redeemed on a pro rata basis to the extent funds are made available pursuant to the redemption plan.

17. Concentrations of Risk:

As of December 31, 2012 and 2011 and for the three years ended through December 31, 2012, the Company had the following tenants that individually accounted for 10.0% or more of its aggregate total revenues or assets.

Tenant	**Number and Type of Leased Properties**	**Percentage of Total Revenues**			**Percentage of Total Assets**	
		2012	**2011**	**2010**	**2012**	**2011**
PARC Management, LLC ("PARC")	n/a [1]	n/a [1]	n/a [1]	11.0%	n/a [1]	n/a [1]
Boyne USA, Inc. ("Boyne")	7 ski and mountain lifestyle properties	8.6%	9.6%	12.6%	7.6%	7.9%
Evergreen Alliance Golf Limited, L.P.	32 golf facilities [2]	4.9%	8.3%	12.1%	10.1%	12.3%

FOOTNOTES:

(1) In 2011, the Company transitioned all of its properties previously leased to PARC to new third-party managers and PARC is no longer a tenant of the Company.

(2) On November 9, 2011, the Company's Board of Directors approved the sale of five golf properties and the transition of seven other properties to new third-party managers to be operated for a period of time. As of December 31, 2012, the Company completed the sale of four properties with the remaining one property to be sold in 2013 and transitioned all seven properties. The percentages above include the one property classified as assets held for sale.

Additionally, the Company made loans to PARC, Boyne and EAGLE that together generated interest income totaling approximately $11.3 million or 2.3%, $11.6 million or 2.8% and $11.4 million or 3.8% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

Failure of any of these tenants to pay contractual lease or interest payments could significantly impact the Company's results of operations and cash flows from operations which, in turn would impact its ability to pay debt service and make distributions to stockholders.

17. Concentrations of Risk *(continued)*:

The Company's real estate investment portfolio is geographically diversified with properties in 34 states and Canada. The Company owns ski and mountain lifestyle properties in eight states and Canada with a majority of those properties located in the northeast, California and Canada. The Company's golf properties are located in 15 states with a majority of those facilities located in "Sun Belt" states. The Company's attractions properties are located in 13 states with a majority located in the Southern and Western United States.

18. Commitments and Contingencies:

The Company has commitments under ground leases and land permit fees. Ground lease payments and land permit fees are generally based on a percentage of gross revenue of the underlying property over certain thresholds. For properties that are subject to leasing arrangements, ground leases and permit fees are paid by the tenants in accordance with the terms of the triple-net leases with those tenants. These fees and expenses were approximately $14.5 million, $14.6 million and $12.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, and have been reflected as ground lease, concession hold and permit fees with a corresponding increase in rental income from operating leases in the accompanying consolidated statements of operations.

The following is a schedule of future obligations under ground leases and land permits (in thousands):

2013	$	14,039
2014		14,039
2015		14,039
2016		13,890
2017		13,867
Thereafter		219,534
Total	$	289,408

From time to time the Company may be exposed to litigation arising from operations of its business in the ordinary course of business. Management is not aware of any litigation that it believes will have a material adverse impact on the Company's financial condition or results of operations.

19. Selected Quarterly Financial Data (Unaudited):

The following table presents selected unaudited quarterly financial data for the years ended December 31, 2012 and 2011 (in thousands except per share data):

2012 Quarters	First	Second	Third	Fourth [2]	Full Year
Total revenues	$ 89,384	$ 120,267	$ 175,390	$ 96,238	$ 481,279
Operating income (loss)	(9,098)	(5,858)	39,782	(37,621)	(12,795)
Equity in earnings of unconsolidated entities	1,231	2,277	2,266	(253)	5,521
Income (loss) from continuing operations	(24,101)	(20,268)	23,899	(54,203)	(74,673)
Discontinued operations [1]	(642)	326	(286)	(798)	(1,400)
Net income (loss)	(24,743)	(19,942)	23,613	(55,001)	(76,073)
Weighted average number of shares outstanding (basic and diluted)	309,235	311,860	313,250	314,858	312,309
Earnings (loss) per share of common stock (basic and diluted)	$ (0.08)	$ (0.06)	$ 0.08	$ (0.17)	$ (0.24)

2011 Quarters	First	Second	Third	Fourth	Full Year
Total revenues	$ 81,671	$ 105,030	$ 153,913	$ 77,522	$ 418,136
Operating income (loss)	(5,433)	(736)	28,201	(16,746)	5,286
Equity in earnings of unconsolidated entities	(3,866)	2,161	926	1,801	1,022
Income (loss) from continuing operations	(20,673)	(15,640)	12,394	(30,671)	(54,590)
Discontinued operations [2]	43	(93)	(13,633)	(1,337)	(15,020)
Net income (loss)	(20,630)	(15,733)	(1,239)	(32,008)	(69,610)
Weighted average number of shares outstanding (basic and diluted)	290,079	304,595	306,344	307,776	302,250
Earnings (loss) per share of common stock (basic and diluted)	$ (0.07)	$ (0.05)	$ (0.00)	$ (0.10)	$ (0.23)

FOOTNOTES:

(1) The Company classified certain properties as assets held for sale and reclassified the results related to those properties to discontinued operations for all periods presented.

(2) Includes impact from out of period adjustments as described above. See "Footnote 2 – Significant Accounting Policies" for additional information.

20. Supplemental Consolidating Financial Statements:

The Company had issued senior obligations which are guaranteed by certain of the Company's consolidated subsidiaries (the "Guarantor Subsidiaries"). The guarantees are joint and several, full and unconditional.

In June 2012, the Company revised the classification of intercompany financing with its consolidated subsidiaries on its consolidated statements of cash flows to present them correctly as cash flows from investing activities. These amounts were previously classified as cash flows from financing activities. The Company has determined that these revisions are not material to the related financial statements. The impact of these revisions (which eliminate in consolidation) are to increase (decrease) cash inflows from investing activities and increase (decrease) cash inflows from financing activities for the Issuer as follows (in thousands):

For the years ended:	
December 31, 2011	$ (384,226)
December 31, 2010	$ (114,389)

20. Supplemental Consolidating Financial Statements *(continued):*

In 2011 the Company issued Senior Notes which are guaranteed by certain of the Company's 100% wholly owned consolidated subsidiaries (the "Guarantor Subsidiaries"). The guarantees are joint and several, full and unconditional. The following tables summarizes the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the consolidated statements of operations, statements of other comprehensive income (loss) and statements of cash flows for the years ended December 31, 2012, 2011 and 2010 (in thousands):

CONSOLIDATING BALANCE SHEET
As of December 31, 2012

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
ASSETS					
Real estate investment properties, net	$ -	$ 1,066,297	$ 1,110,060	$ -	$ 2,176,357
Investments in unconsolidated entities	-	287,339	-	-	287,339
Investments in subsidiaries	2,061,102	1,208,475	2,684,880	(5,954,457)	-
Cash	39,219	14,125	19,880	-	73,224
Mortgages and other notes receivable, net	-	38,987	121,190	(35,447)	124,730
Deferred rent and lease incentives	-	86,752	22,755	-	109,507
Other assets	13,967	16,057	33,631	-	63,655
Restricted cash	46	20,009	20,261	-	40,316
Intangibles, net	-	16,481	18,976	-	35,457
Accounts and other receivables, net	-	11,939	9,761	-	21,700
Assets held for sale	-	5,743	-	-	5,743
Total Assets	$ 2,114,334	$ 2,772,204	$ 4,041,394	$ (5,989,904)	$ 2,938,028
LIABILITIES AND STOCKHOLDERS' EQUITY					
Mortgages and other notes payable	$ -	$ 255,942	$ 426,127	$ (33,067)	$ 649,002
Senior notes, net of discount	394,100	-	-	-	394,100
Line of credit	-	95,000	-	-	95,000
Other liabilities	-	23,533	23,912	-	47,445
Accounts payable and accrued expenses	7,857	12,306	22,281	(2,380)	40,064
Due to affiliates	946	3	37	-	986
Total Liabilities	402,903	386,784	472,357	(35,447)	1,226,597
Commitments and contingencies					
Stockholders' equity:					
Preferred stock, $.01 par value per share	-	-	-	-	-
Excess shares, $.01 par value per share	-	-	-	-	-
Common stock, $.01 par value per share	3,164	-	-	-	3,164
Capital in excess of par value	2,803,346	5,389,388	7,846,451	(13,235,839)	2,803,346
Accumulated earnings (deficit)	(154,211)	313,032	338,888	(647,155)	(149,446)
Accumulated distributions	(940,868)	(3,317,000)	(4,608,641)	7,928,537	(937,972)
Accumulated other comprehensive loss	-		(7,661)	-	(7,661)
	1,711,431	2,385,420	3,569,037	(5,954,457)	1,711,431
Total Liabilities and Stockholders' Equity	$ 2,114,334	$ 2,772,204	$ 4,041,394	$ (5,989,904)	$ 2,938,028

CNL LIFESTYLE PROPERTIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

20. Supplemental Consolidating Financial Statements *(continued)*:

CONSOLIDATING BALANCE SHEET
As of December 31, 2011

	As of December 31, 2011				
	Issuer	**Guarantor Subsidiaries**	**Non-Guarantor Subsidiaries**	**Consolidating Adjustments**	**Consolidated**
ASSETS					
Real estate investment properties, net	$ -	$ 1,103,655	$ 955,633	$ -	$ 2,059,288
Investments in unconsolidated entities	-	318,158	-	-	318,158
Investments in subsidiaries	2,140,835	901,750	1,148,688	(4,191,273)	-
Cash	134,608	11,268	16,963	-	162,839
Mortgages and other notes receivable, net	-	88,567	118,474	(82,689)	124,352
Deferred rent and lease incentives	-	70,744	24,237	-	94,981
Other assets	16,899	12,396	13,678	-	42,973
Restricted cash	91	20,295	17,491	-	37,877
Intangibles, net	-	18,881	12,056	-	30,937
Accounts and other receivables, net	1	12,438	7,242	-	19,681
Assets held for sale	-	2,863	-	-	2,863
Total Assets	$ 2,292,434	$ 2,561,015	$ 2,314,462	$ (4,273,962)	$ 2,893,949
LIABILITIES AND STOCKHOLDERS' EQUITY					
Mortgages and other notes payable	$ -	$ 219,647	$ 374,072	$ (62,864)	$ 530,855
Senior notes, net of discount	393,782	-	-	-	393,782
Other liabilities	-	24,961	21,093	-	46,054
Accounts payable and accrued expenses	7,562	6,200	38,221	(19,825)	32,158
Due to affiliates	1,110	2	8	-	1,120
Total Liabilities	402,454	250,810	433,394	(82,689)	1,003,969
Commitments and contingencies					
Stockholders' equity:					
Preferred stock, $.01 par value per share	-	-	-	-	-
Excess shares, $.01 par value per share	-	-	-	-	-
Common stock, $.01 par value per share	3,092	-	-	-	3,092
Capital in excess of par value	2,743,972	4,421,126	4,509,517	(8,930,643)	2,743,972
Accumulated earnings (deficit)	(78,138)	292,638	311,231	(599,104)	(73,373)
Accumulated distributions	(778,946)	(2,403,559)	(2,930,228)	5,338,474	(774,259)
Accumulated other comprehensive loss	-	-	(9,452)	-	(9,452)
	1,889,980	2,310,205	1,881,068	(4,191,273)	1,889,980
Total Liabilities and Stockholders' Equity	$ 2,292,434	$ 2,561,015	$ 2,314,462	$ (4,273,962)	$ 2,893,949

20. Supplemental Consolidating Financial Statements *(continued)*:

CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2012

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Revenues:					
Rental income from operating leases	$ -	$ 94,819	$ 71,070	$ -	$ 165,889
Property operating revenues	-	84,728	217,665	-	302,393
Interest income on mortgages and other notes receivable	-	10,031	12,699	(9,733)	12,997
Total revenues	-	189,578	301,434	(9,733)	481,279
Expenses:					
Property operating expenses	-	72,200	169,181	-	241,381
Asset management fees to advisor	35,725	-	-	-	35,725
General and administrative	15,672	608	2,438	-	18,718
Ground lease and permit fees	-	9,559	4,923	-	14,482
Acquisition fees and costs	4,450	-	-	-	4,450
Other operating expenses	424	5,046	6,190	-	11,660
Bad debt expense	-	3,099	2,411	-	5,510
Loan loss provision	-	-	1,699		1,699
Loss (gain) on lease termination	-	18,050	7,127	-	25,177
Depreciation and amortization	-	62,327	72,945	-	135,272
Total expenses	56,271	170,889	266,914	-	494,074
Operating income (loss)	(56,271)	18,689	34,520	(9,733)	(12,795)
Other income (expense):					
Interest and other income (expense)	104	1,228	(132)	-	1,200
Interest expense and loan cost amortization	(31,607)	(19,448)	(27,273)	9,733	(68,595)
Gain (loss) on extinguishment of debt	-	-	(4)	-	(4)
Equity in earnings of unconsolidated entities	-	5,521	-	-	5,521
Equity in earnings, intercompany	11,701	15,804	20,546	(48,051)	-
Total other expense	(19,802)	3,105	(6,863)	(38,318)	(61,878)
Income (loss) from continuing operations	(76,073)	21,794	27,657	(48,051)	(74,673)
Discontinued operations	-	(1,400)	-	-	(1,400)
Net income (loss)	$ (76,073)	$ 20,394	$ 27,657	$ (48,051)	$ (76,073)

20. Supplemental Consolidating Financial Statements *(continued)*:

CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2011

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Revenues:					
Rental income from operating leases	$ -	$ 104,123	$ 66,885	$ -	$ 171,008
Property operating revenues	-	68,914	165,251	-	234,165
Interest income on mortgages and other notes receivable	-	9,264	12,512	(8,813)	12,963
Total revenues	-	182,301	244,648	(8,813)	418,136
Expenses:					
Property operating expenses	-	61,893	134,142	-	196,035
Asset management fees to advisor	31,802	-	-	-	31,802
General and administrative	14,524	211	1,569	-	16,304
Ground lease and permit fees	-	10,177	4,398	-	14,575
Acquisition fees and costs	11,168	-	-	-	11,168
Other operating expenses	289	2,234	7,122	-	9,645
Bad debt expense	-	469	304	-	773
Loss (gain) on lease termination	-	7,714	(521)	-	7,193
Impairment provision	-	3,199	-	-	3,199
Depreciation and amortization	-	61,362	60,794	-	122,156
Total expenses	57,783	147,259	207,808	-	412,850
Operating income (loss)	(57,783)	35,042	36,840	(8,813)	5,286
Other income (expense):					
Interest and other income (expense)	322	(337)	(200)	-	(215)
Interest expense and loan cost amortization	(23,635)	(19,082)	(26,213)	8,813	(60,117)
Gain (loss) on extinguishment of debt	647	-	(1,213)	-	(566)
Equity in earnings of unconsolidated entities	-	1,022	-	-	1,022
Equity in earnings, intercompany	10,839	6,494	330	(17,663)	-
Total other expense	(11,827)	(11,903)	(27,296)	(8,850)	(59,876)
Income (loss) from continuing operations	(69,610)	23,139	9,544	(17,663)	(54,590)
Discontinued operations	-	(15,011)	(9)	-	(15,020)
Net income (loss)	$ (69,610)	$ 8,128	$ 9,535	$ (17,663)	$ (69,610)

CNL LIFESTYLE PROPERTIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

20. Supplemental Consolidating Financial Statements *(continued)*:

CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2010

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Revenues:					
Rental income from operating leases	$ -	$ 115,556	$ 82,216	$ -	$ 197,772
Property operating revenues	-	15,052	71,367	-	86,419
Interest income on mortgages and other notes receivable	-	11,798	12,014	(7,980)	15,832
Total revenues	-	142,406	165,597	(7,980)	300,023
Expenses:					
Property operating expenses	-	14,075	64,541	-	78,616
Asset management fees to advisor	26,808	-	-	-	26,808
General and administrative	11,639	228	1,921	-	13,788
Ground lease and permit fees	-	8,529	3,977	-	12,506
Acquisition fees and costs	14,149	-	-	-	14,149
Other operating expenses	91	(959)	3,826	-	2,958
Bad debt expense	-	931	1,170	-	2,101
Loan loss provision	-	4,072	-	-	4,072
Loss on lease termination	-	23,091	31,608	-	54,699
Impairment provision	-	663	24,175	-	24,838
Depreciation and amortization	-	63,073	60,906	-	123,979
Total expenses	52,687	113,703	192,124	-	358,514
Operating income (loss)	(52,687)	28,703	(26,527)	(7,980)	(58,491)
Other income (expense):					
Interest and other income	718	1,870	85	-	2,673
Interest expense and loan cost amortization	-	(26,567)	(31,332)	7,980	(49,919)
Gain on extinguishment of debt	-	888	14,373	-	15,261
Equity in earnings of unconsolidated entities	-	10,978	-	-	10.978
Equity (loss) in earnings, intercompany	(29,920)	7,773	42,603	(20,456)	-
Total other income (expense)	(29,202)	(5,058)	25,729	(12,476)	(21,007)
Income (loss) from continuing operations	(81,889)	23,645	(798)	(20,456)	(79,498)
Discontinued operations	-	(2,301)	(90)	-	(2,391)
Net income (loss)	$ (81,889)	$ 21,344	$ (888)	$ (20,456)	$ (81,889)

CNL LIFESTYLE PROPERTIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

20. Supplemental Consolidating Financial Statements *(continued)*:

Consolidating Statement of Comprehensive Income (Loss):

	For the Year Ended December 31, 2012				
	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$ (76,073)	$ 20,394	$ 27,657	$ (48,051)	$ (76,073)
Other comprehensive income (loss):					
Foreign currency translation adjustments	-	-	531	-	531
Changes in fair value of cash flow hedges:					
Unrealized loss arising during the period	-	-	1,655	-	1,655
Amortization of loss on termination of cash flow hedges	-	-	(395)	-	(395)
Total other comprehensive income	-	-	1,791	-	1,791
Comprehensive income (loss)	$ (76,073)	$ 20,394	$ 29,448	$ (48,051)	$ (74,282)

	For the Year Ended December 31, 2011				
	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$ (69,610)	$ 8,128	$ 9,535	$ (17,663)	$ (69,610)
Other comprehensive loss:					
Foreign currency translation adjustments	-	-	(585)	-	(585)
Changes in fair value of cash flow hedges:					
Unrealized loss arising during the period	-	-	1,626	-	1,626
Amortization of loss on termination of cash flow hedges	-	-	(4,856)	-	(4,856)
Total other comprehensive loss	-	-	(3,815)	-	(3,815)
Comprehensive income (loss)	$ (69,610)	$ 8,128	$ 5,720	$ (17,663)	$ (73,425)

	For the Year Ended December 31, 2010				
	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$ (81,889)	$ 21,344	$ (888)	$ (20,456)	$ (81,889)
Other comprehensive income (loss):					
Foreign currency translation adjustments	-	-	1,061	-	1,061
Changes in fair value of cash flow hedges:					
Unrealized loss arising during the period	-	-	331	-	331
Amortization of loss on termination of cash flow hedges	-	-	(2,264)	-	(2,264)
Total other comprehensive loss	-	-	(872)	-	(872)
Comprehensive income (loss)	$ (81,889)	$ 21,344	$ (1,760)	$ (20,456)	$ (82,761)

20. Supplemental Consolidating Financial Statements *(continued)*:

CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2012

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consoliding Adjustments	Consolidated
Operating activities:					
Net cash provided by (used in) operating activities	$ (84,363)	$ 90,996	$ 70,093	$ -	$ 76,726
Investing activities:					
Acquisition of properties	-	-	(190,150)	-	(190,150)
Capital expenditures	-	(25,427)	(44,248)	-	(69,675)
Distributions from unconsolidated entities	-	3,445	-	-	3,445
Investments in and contributions to unconsolidated entities	-	(3,776)	-	-	(3,776)
Issuance of mortgage loans receivable	-	-	(869)	-	(869)
Principal payments received on mortgage loans receivable	-	-	4,790	-	4,790
Proceeds from disposal of assets	-	63	7	-	70
Proceeds from sale of properties	-	1,500	-	-	1,500
Changes in restricted cash	46	(2,892)	(2,786)	-	(5,632)
Intercompany investing	93,222	-	-	(93,222)	-
Net cash used in investing activities	93,268	(27,087)	(233,256)	(93,222)	(260,297)
Financing activities:					
Redemptions of common stock	(9,590)	-	-	-	(9,590)
Distributions to stockholders, net of reinvested	(94,677)	-	-	-	(94,677)
Proceeds from line of credit	-	170,000	-	-	170,000
Principal payments on line of credit	-	(75,000)	-	-	(75,000)
Proceeds from mortgage loans and other notes payable	-	45,000	107,300	-	152,300
Principal payments on mortgage loans	-	(7,830)	(26,836)	-	(34,666)
Principal payments on capital leases	-	(1,483)	(2,624)	-	(4,107)
Payment of loan costs	(27)	(4,341)	(5,937)	-	(10,305)
Intercompany financing	-	(187,398)	94,176	93,222	-
Net cash provided by (used in) financing activities	(104,294)	(61,052)	166,079	93,222	93,955
Effect of exchange rate fluctuation on cash	-	-	1	-	1
Net increase (decrease) in cash	(95,389)	2,857	2,917	-	(89,615)
Cash at beginning of period	134,608	11,268	16,963	-	162,839
Cash at end of period	$ 39,219	$ 14,125	$ 19,880	$ -	$ 73,224

CNL LIFESTYLE PROPERTIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

20. Supplemental Consolidating Financial Statements *(continued)*:

CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2011

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Operating activities:					
Net cash provided by (used in) operating activities	$ (78,842)	$ 85,894	$ 76,012	$ -	$ 83,064
Investing activities:					
Acquisition of properties	-	-	(149,692)	-	(149,692)
Capital expenditures	-	(20,202)	(22,143)	-	(42,345)
Investment in and contributions to unconsolidated entities	-	(191,397)	-	-	(191,397)
Proceeds from sale of properties	-	8,450	-	-	8,450
Proceeds from disposal of assets	-	100	4	-	104
Distribution from unconsolidated entities	-	11,624	-	-	11,624
Issuance of mortgage loans receivable	-	-	(5,760)	-	(5,760)
Principal payments received on mortgage loans receivable	-	7,528	1,945	-	9,473
Changes in restricted cash	(92)	(3,561)	(9,753)	-	(13,406)
Acquisition fees on mortgage notes receivable	-	-	(59)	-	(59)
Intercompany investing	(384,226)	-	-	384,226	-
Net cash used in investing activities	(384,318)	(187,458)	(185,458)	384,226	(373,008)
Financing activities:					
Offering proceeds	187,555	-	-	-	187,555
Redemptions of common stock	(30,000)	-	-	-	(30,000)
Distributions to stockholders, net of reinvestments	(104,951)	-	-	-	(104,951)
Stock issuance costs	(21,213)	-	-	-	(21,213)
Proceeds from mortgage loans and other notes payable	-	20,411	96,129	-	116,540
Proceeds from unsecured senior notes	396,996	-	-	-	396,996
Principal payments on line of credit	-	(58,000)	-	-	(58,000)
Principal payments on mortgage loans	(2,777)	(145,623)	(56,400)	-	(204,800)
Principal payments on capital leases	-	(2,065)	(1,902)	-	(3,967)
Payment of loan costs	(19,252)	(2,314)	(4,096)	-	(25,662)
Intercompany financing	-	297,952	86,274	(384,226)	-
Net cash provided by financing activities	406,358	110,361	120,005	(384,226)	252,498
Effect of exchange rate fluctuation on cash	-	-	(232)	-	(232)
Net increase (decrease) in cash	(56,802)	8,797	10,327	-	(37,678)
Cash at beginning of period	191,410	2,471	6,636	-	200,517
Cash at end of period	$ 134,608	$ 11,268	$ 16,963	$ -	$ 162,839

20. Supplemental Consolidating Financial Statements *(continued)*:

CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Operating activities:					
Net cash provided by (used in) operating activities	$ (44,837)	$ 103,621	$ 20,992	$ -	$ 79,776
Investing activities:					
Acquisition of properties	-	(34,000)	(47,390)	-	(81,390)
Capital expenditures	-	(20,388)	(38,752)	-	(59,140)
Deposits on real estate investments	-	(11,220)	-	-	(11,220)
Payment of contingent purchase consideration	-	(12,433)	-	-	(12,433)
Issuance of mortgage loans receivable	-	(8,598)	(6,299)	-	(14,897)
Principal payments received on mortgage loans receivable	-	38,614	-	-	38,614
Acquisition fees on mortage notes receivable	-	(306)	(155)	-	(461)
Return of short term investments	8,000	-	-	-	8,000
Proceeds from disposal of assets	-	590	-	-	590
Changes in restricted cash	-	(4,812)	(1,426)	-	(6,238)
Intercompany investing	(114,389)	-	-	114,389	-
Net cash provided by (used in) investing activities	(106,389)	(52,553)	(94,022)	114,389	(138,575)
Financing activities:					
Offering proceeds	333,346	-	-	-	333,346
Redemptions of common stock	(40,396)	-	-	-	(40,396)
Distributions to stockholders, net of reinvestments	(90,855)	-	-	-	(90,855)
Stock issuance costs	(36,574)	-	-	-	(36,574)
Borrowings under line of credit	-	58,000	-	-	58,000
Proceeds from mortgage loans and other notes payable	-	-	12,202	-	12,202
Principal payments on line of credit	-	(99,483)	-	-	(99,483)
Principal payments on mortgage loans	-	(19,206)	(31,244)	-	(50,450)
Principal payments on capital leases	-	(1,976)	(2,308)	-	(4,284)
Payment of loan costs	(150)	(4,256)	(1,497)	-	(5,903)
Transfer to (from) Issuer	-	16,703	97,686	(114,389)	-
Net cash provided by (used in) financing activities	165,371	(50,218)	74,839	(114,389)	75,603
Effect of exchange rate fluctuation on cash	-	-	138	-	138
Net increase in cash	14,145	850	1,947	-	16,942
Cash at beginning of period	177,265	1,621	4,689	-	183,575
Cash at end of period	$ 191,410	$ 2,471	$ 6,636	$ -	$ 200,517

21. Subsequent Events:

A purported class action lawsuit on behalf of shareholders who purchased shares under the Company's DRP on or after April 1, 2010, Allyn v. CNL Lifestyle Properties, Inc. et al., was filed on January 18, 2013 in the United States District Court for the Middle District of Florida against the Company and certain of its current and former directors. The lawsuit alleges claims for breach of fiduciary duty against the directors and constructive trust and unjust enrichment against the Company. The factual assertions in the complaint consist primarily of the allegation that the price for shares purchased under the DRP was inflated. The complaint seeks an unspecified amount of damages and other relief relating to the purported inflation. The Company intends to defend vigorously against such claims and is not able to determine the ultimate outcome at this time.

The Company's Board of Directors declared distributions of $0.10625 per share to stockholders of record at the close of business on March 1, 2013. These distributions will be paid by March 31, 2013.

As of the date of this filing, the Company's board of directors had amended its advisory agreement to clarify certain subordinated disposition fees paid to the advisor in connection with the sale of properties.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, our management, including our principal executive officer and principal financial officer, concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on management's assessment, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control Integrated Framework".

Pursuant to rules established by the Securities and Exchange Commission, this annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the most recent fiscal quarter, there was no change in our internal controls over financial reporting (as defined under Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the Commission no later than April 30, 2013.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the Commission no later than April 30, 2013.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the Commission no later than April 30, 2013.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the Commission no later than April 30, 2013.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the Commission no later than April 30, 2013.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) List of Documents Filed as Part of this Report

1. Index to Consolidated Financial Statements:

    CNL Lifestyle Properties, Inc.

    Report of Independent Registered Certified Public Accounting Firm

    Consolidated Balance Sheets as of December 31, 2012 and 2011

    Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010

    Consolidated Statements of Comprehensive Losses for the years ended December 2012, 2011 and 2010

    Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, 2011 and 2010

    Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010

    Notes to Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

2. Financial Statement Schedules

    Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2012, 2011, and 2010

    Schedule III—Real Estate and Accumulated Depreciation as of December 31, 2012

    Schedule IV—Mortgage Loans on Real Estate at December 31, 2012

(b) Exhibits

2.3 Amended and Restated Partnership Interest Purchase Agreement between CNL Lifestyle Properties, Inc. and Dallas Market Center Company, Ltd. as of January 14, 2005 *(Previously filed as Exhibit 2.4 to Post-Effective Amendment No. One to the Registration Statement on Form S-11 (File No. 333-108355) filed March 3, 2005, and incorporated herein by reference.)*

3.1 Amended and Restated Articles of Incorporation *(Previously filed as Exhibit 3.3 to the Registration Statement on Form S-11 (File No. 333-108355) filed March 16, 2004, and incorporated herein by reference.)*

3.1.1 Articles of Amendment to the Amended and Restated Articles of Incorporation *(Previously filed as Exhibit 3.5 to the Registration Statement on Form S-11 (File No. 333-108355) filed April 9, 2004, and incorporated herein by reference.)*

3.1.2 Articles of Amendment to the Amended and Restated Articles of Incorporation dated March 26, 2008 (*Previously filed as Exhibit 3.1 to the Current Report on Form 8-K filed on March 26, 2008, and incorporated herein by reference.*)

3.2 Bylaws *(Previously filed as Exhibit 3.4 to the Registration Statement on Form S-11 (File No. 333-108355) filed March 16, 2004, and incorporated herein by reference.)*

3.2.1 Amendment No. One to the Bylaws *(Previously filed as Exhibit 3.1 to the Current Report on Form 8-K filed on May 9, 2005, and incorporated herein by reference.)*

3.2.2 Amendment No. Two to the Bylaws *(Previously filed as Exhibit 3.1 to the Current Report on Form 8-K filed on September 23, 2005, and incorporated herein by reference.)*

3.2.3 Amendment No. Three to the Bylaws (*Previously filed as Exhibit 3.1 to the Current Report on Form 8-K filed on December 5, 2007, and incorporated herein by reference.*)

4.1 Amended and Restated Redemption Plan *(Previously filed as Exhibit 4.1 to the Current Report on Form 10-K filed on March 25, 2010, and incorporated herein by reference.)*

4.1.1 Second Amended and Restated Redemption Plan (*Previously filed as Exhibit 4.1 to the Quarterly Report on Form 10-Q filed on August 14, 2012, and incorporated herein by reference.*)

4.1.2 Third Amended and Restated Redemption Plan (*Previously filed as Exhibit 4.1 to the Quarterly Report on Form 10-Q filed on November 14, 2012, and incorporated herein by reference.*)

4.2 Amended and Restated Reinvestment Plan (*Previously filed as Appendix A to Pre-Effective Amendment No. One to the Registration Statement on Form S-11 (File No. 333-146457) filed March 28, 2008, and incorporated herein by reference.*)

4.2.1 Second Amended and Restated Distribution Reinvestment Plan (*Previously filed as Exhibit 4.2 to the Quarterly Report on Form 10-Q filed on August 14, 2012, and incorporated herein by reference.*)

4.3 Indenture, dated as of April 5, 2011, by and among CNL Lifestyle Properties, Inc. and Wilmington Trust FSB, including the form of 7.25% Notes due 2019 (*Previously filed as Exhibit 4.1 to the Current Report on Form 8-K filed on April 6, 2011, and incorporated herein by reference.*)

4.3.1 Supplemental Indenture, dated as of September 21, 2011, among CNL Income Pacific Park, LLC, CNL Income Pacific Park TRS Corp., et al., and Wilmington Trust, National Association, successor by merger to Wilmington Trust FSB (*Filed herewith.*)

4.3.2 Second Supplemental Indenture, dated as of May 1, 2012, among CLP Elitch Gardens, LLC f/k/a CNL Income Elitch Gardens, LLC, CLP Elitch Gardens TRS Corp. f/k/a CNL Income Elitch Gardens TRS Corp., et al., and Wilmington Trust, National Association, successor by merger to Wilmington Trust FSB (Trustee) (*Filed herewith.*)

4.4 Form of 7.25% Senior Notes due 2019 (included in the Indenture listed as Exhibit 4.3 herein) (*Previously filed as Exhibit 4.1 to the Current Report on Form 8-K filed on April 6, 2011, and incorporated herein by reference.*)

4.5 Registration Rights Agreement, dated as of April 5, 2011, by and among the CNL Lifestyle Properties, Inc., certain subsidiaries of the Company, as guarantors thereto and Jefferies & Company, Inc. and Merrill, Lynch, Pierce, Fenner & Smith, Incorporated, as representative of the several initial purchasers of the 7.25% Senior Notes due 2019 (*Previously filed as Exhibit 4.3 to the Current Report on Form 8-K filed on April 6, 2011, and incorporated herein by reference.)*

10.1.1 Advisory Agreement between CNL Lifestyle Properties, Inc. and CNL Lifestyle Advisor Corporation approved March 16, 2011 and effective April 10, 2011 *(Previously filed as Exhibit 10.1.2 to the Annual Report on Form 10-K filed on March 21, 2011, and incorporated herein by reference.)*

10.1.2 First Amendment to the Advisory Agreement dated March 20, 2013, between CNL Lifestyle Properties, Inc. and CNL Lifestyle Advisor Corporation (*Previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on March 26, 2013, and incorporated herein by reference.*)

10.2 Form of Indemnification Agreement, between CNL Lifestyle Properties, Inc. and each of James M. Seneff, Jr., Thomas K. Sittema, Bruce Douglas, Robert J. Woody, Stephen H. Mauldin, Joseph T. Johnson, Ixchell C. Duarte, Holly J. Greer and Adam J. Ford (*Previously filed as Exhibit 99.1 to the Current Report on Form 8-K filed on April 19, 2012, and incorporated herein by reference.*)

10.3 Loan Agreement, dated as of August 2, 2004, between WTC-Trade Mart, L.P., and Bank of America, N.A. (*Previously filed as Exhibit 10.16 to Post-Effective Amendment No. Three to the Registration Statement on Form S-11 (File No. 333-108355) filed on June 15, 2005, and incorporated herein by reference.*)

10.4 Amended and Restated Sub-Permit and Lease Agreement, dated as of August 10, 2009, by and between R&H US Canadian Cypress Limited in its capacity as trustee of the Cypress Jersey Trust and Cypress Bowl Recreations Limited Partnership (*Filed herewith.*)

10.5 Amended and Restated Personal Property Lease Agreement, dated as of August 10, 2009, by and between CNL Personal Property TRS ULC and Cypress Bowl Recreations Limited Partnership (*Filed herewith.*)

10.6 Amended and Restated Loan Agreement, dated as of March 2, 2012, by and among CLP Northstar, LLC, et al., CLP Ski II, LLC et al., CNL Lifestyle Properties, Inc. and The Prudential Insurance Company of America (*Filed herewith.)*

10.7 Purchase and Sale Agreement and Joint Escrow Instructions, dated as of October 29, 2007, among American Golf Corporation, et al., and CNL Income Partners, LP (*Previously filed as Exhibit 10.57 to Post-Effective Amendment No. Nine to the Registration Statement on Form S-11 (File No. 333-128662) filed January 15, 2008 and incorporated herein by reference.*)

10.8 Amendment to Purchase and Sale Agreement and Joint Escrow Instructions, dated November 19, 2007, among American Golf Corporation, et al., and CNL Income Partners, LP (*Previously filed as Exhibit 10.65 to Post-Effective Amendment No. Nine to the Registration Statement on Form S-11 (File No. 333-128662) filed January 14, 2008 and incorporated herein by reference.)*

10.9 Second Amendment to Purchase and Sale Agreement and Joint Escrow Instructions, dated December 14, 2007, among American Golf Corporation, et al., and CNL Lifestyle Partners, LP (*Previously filed as Exhibit 10.66 to Post-Effective Amendment No. Nine to the Registration Statement on Form S-11 (File No. 333-128662) filed January 14, 2008 and incorporated herein by reference.)*

10.10 Amended and Restated Collateral Loan Agreement, dated as of August 17, 2010, by and among CNL Income EAGL Southwest Golf, LLC, et al., CNL Gatlinburg Partnership, LP, and The Prudential Insurance Company of America (*Filed herewith.*)

10.10.1 First Amendment to Amended and Restated Collateral Loan Agreement, dated April 5, 2011, by and among CNL Income EAGL Southwest Golf, LLC, et al., CNL Gatlinburg Partnership, LP, and The Prudential Insurance Company of America (*Filed herewith.*)

10.10.2 Second Amendment to Amended and Restated Collateral Loan Agreement, dated June 3, 2011, by and among CNL Income EAGL Southwest Golf, LLC, et al., CNL Gatlinburg Partnership, LP, and The Prudential Insurance Company of America (*Filed herewith.*)

10.11 Ancala Country Club, Scottsdale, Arizona, Deed of Trust and Security Agreement, dated January 25, 2008, by CNL Income EAGL Southwest Golf, LLC, to The Prudential Insurance Company of America (*Previously filed as Exhibit 10.2 to the Current Report on Form 8-K filed January 31, 2008, and incorporated herein by reference.*)

10.11.1 Ancala Country Club, Scottsdale, Arizona, First Amendment to Deed of Trust and Security Agreement, dated as of January 3, 2011, by CNL Income EAGL Southwest Golf, LLC to First American Title Insurance Company for the benefit of The Prudential Insurance Company of America (*Filed herewith.*)

10.12 Ancala Country Club, Scottsdale, Arizona, Second Amended and Restated Lease Agreement, dated as of January 1, 2012, by and between CLP Southwest Golf, LLC and Evergreen Alliance Golf Limited, L.P. (*Filed herewith.*)

10.13 Amended and Restated Omnibus Lease Resolution Agreement, dated April 24, 2012, by and among Premier Golf Management, Inc., Joe R. Munsch, et al. (*Previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on August 14, 2012, and incorporated herein by reference.*)

10.14 Master Management Agreement, dated April 24, 2012, by and between Evergreen Alliance Golf Limited, L.P. and Fore Golf Management, LLC (*Filed herewith.*)

10.15 Purchase and Sale Agreement, dated December 8, 2010, among US Assisted Living Facilities III, Inc., Sunrise Senior Living Investments, Inc., CNL Income Partners, LP and CC3 Acquisition, LLC (*Previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed November 14, 2011, and incorporated by reference herein.*)

10.16 Amended and Restated Limited Liability Company Agreement of CNLSun Partners II, LLC dated as of August 2, 2011 (*Previously filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed November 14, 2011, and incorporated by reference herein.*)

10.17 Transfer Agreement, dated July 8, 2011, among Master Metsun Two, LP, Sunrise Senior Living Investments, Inc. and CNL Income Partners, LP and CNLSun Partners II, LLC (*Previously filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed November 14, 2011, and incorporated by reference herein.*)

10.18 Purchase and Sale Agreement, dated December 18, 2012, by and among CLP Senior Holding, LLC and Health Care REIT, Inc. (*Filed herewith)*

10.19 Purchase and Sale Agreement, dated December 18, 2012, by and among CLP SL II Holding, LLC and Health Care REIT, Inc. (*Filed herewith)*

10.20 Purchase and Sale Agreement, dated December 18, 2012, by and among CLP SL III Holding, LLC and Health Care REIT, Inc. (*Filed herewith)*

10.21 Schedule of Omitted Documents *(Filed herewith.)*

12.1 Computation of Ratios of Earnings to Fixed charges *(Filed herewith.)*

20.1 Letter to Shareholders dated August 14, 2012 (*Previously filed as Exhibit 20.1 to the Current Report on Form 8-K filed on August 14, 2012, and incorporated herein by reference*.)

21.1 Subsidiaries of the Registrant (*Filed herewith.*)

23.1 Consent of Independent Registered Certified Public Accounting Firm – PricewaterhouseCoopers, LLP *(Filed herewith)*

31.1 Certification of Chief Executive Officer of CNL Lifestyle Properties, Inc., Pursuant to Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *(Filed herewith.)*

31.2 Certification of Chief Financial Officer of CNL Lifestyle Properties, Inc., Pursuant to Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *(Filed herewith.)*

32 Certification of the Chief Executive Officer and Chief Financial Officer of CNL Lifestyle Properties, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *(Filed herewith.)*

101* The following materials from CNL Lifestyle Properties, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2012, formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Other Comprehensive Income (Loss), (iv) Consolidated Statements of Stockholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

* **Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.**

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 28th day of March 2013.

CNL LIFESTYLE PROPERTIES, INC.

By: /s/ Stephen H. Mauldin
STEPHEN H. MAULDIN
President and Chief Executive Officer
(Principal Executive Officer)

By: /s/ Joseph. T. Johnson
JOSEPH T. JOHNSON
Senior Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ JAMES M. SENEFF, JR. **James M. Seneff, Jr.**	Chairman of the Board	March 28, 2013
/S/ THOMAS K. SITTEMA **Thomas K. Sittema**	Vice Chairman of the Board	March 28, 2013
/S/ ROBERT J. WOODY **Robert J. Woody**	Independent Director	March 28, 2013
/S/ BRUCE DOUGLAS **Bruce Douglas**	Independent Director	March 28, 2013
/S/ ADAM FORD **Adam Ford**	Independent Director	March 28, 2013
/S/ STEPHEN H. MAULDIN **Stephen H. Mauldin**	President and Chief Executive Officer (Principal Executive Officer)	March 28, 2013
/S/ JOSEPH T. JOHNSON **Joseph T. Johnson**	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 28, 2013
/S/ IXCHELL C. DUARTE **Ixchell C. Duarte**	Senior Vice President and Chief Accounting Officer	March 28, 2013

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES
SCHEDULE II—Valuation and Qualifying Accounts
Years ended December 31, 2012, 2011 and 2010 (in thousands)

Year	Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deemed Uncollectible	Collected/ Recovered	Balance at End of Year
2010	Deferred tax asset valuation allowance	$ 21,206	$ -	$12,754	$ -	$ -	$ 33,960
	Allowance for loan losses	-	4,072	-	-	-	4,072
		21,206	4,072	12,754	-	-	38,032
2011	Deferred tax asset valuation allowance	33,960	-	6,870	-	-	40,830
	Allowance for loan losses	4,072	-	-	(4,072)	-	-
		38,032	-	6,870	(4,072)	-	40,830
2012	Deferred tax asset valuation allowance	40,830	-	7,628	-	-	48,458
	Allowance for loan losses	-	1,699	-	-	-	1,699
		$ 40,830	$ 1,699	$ 7,628	$ -	$ -	$ 50,157

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012 (in thousands)

		Initial Costs			Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at Close of Period[3]							
Property/Location	Encumbe-rances	Land & Land Improve-ments	Lease-hold Interests and Improve-ments	Buildings	Improve-ments	Carrying Costs	Land & Land Improve-ments	Lease-hold Interests and Improve-ments	Buildings	Total	Accumu-lated Depre-ciation	Date of Construc-tion	Date Acquired	Life on which depre-ciation in latest income state-ments is computed
Gatlinburg Sky Lift Gatlinburg, Tennessee		$ -	$ 19,154	$ 175	$ 33	$ -	$ 26	$ 19,161	$ 175	$ 19,362	$ (2,842)	In 1953	12/22/2005	(2)
Hawaiian Falls Waterparks Garland and The Colony, Texas		$ 3,123	$ 3,663	$ 758	$ 2,114	$ -	$ 5,054	$ 3,810	$ 794	$ 9,658	$ (2,973)	In 2004	4/21/2006	(2)
Route 66 Harley-Davidson Tulsa, Oklahoma		$ 998	$ -	$ 5,509	$ 18	$ -	$ 1,003	$ -	$ 5,522	$ 6,525	$ (951)	In 2002	4/27/2006	(2)
Palmetto Hall Plantation Club Hilton Head, South Carolina		$ 5,744	$ -	$ 1,465	$ 150	$ -	$ 5,870	$ -	$ 1,489	$ 7,359	$ (2,277)	In 1990	4/27/2006	(2)
Cypress Mountain Vancouver, British Columbia	(1)	$ 161	$ 19,001	$ 735	$ 14,235	$ -	$ 1,352	$ 18,702	$ 14,078	$ 34,132	$ (7,288)	In 1975	5/30/2006	(2)
Raven Golf Club at South Mountain Phoenix, Arizona		$ 11,599	$ -	$ 1,382	$ 423	$ -	$ 11,962	$ -	$ 1,442	$ 13,404	$ (4,035)	In 1995	6/9/2006	(2)
The Omni Mount Washington Resort and Bretton Woods Ski Area Bretton Woods, New Hampshire	(1)	$ 21,216	$ 10	$ 28,114	$ 32,212	$ -	$ 23,780	$ 10	$ 57,762	$ 81,552	$ (14,893)	In 1902	(4)	(2)
Bear Creek Golf Club Dallas, Texas		$ 6,697	$ 2,613	$ 1,312	$ 522	$ -	$ 7,011	$ 2,614	$ 1,519	$ 11,144	$ (3,382)	In 1979	9/8/2006	(2)
Funtasticks Fun Center Tucson, Arizona		$ 4,217	$ -	$ 1,950	$ 346	$ -	$ 4,438	$ -	$ 2,075	$ 6,513	$ (909)	In 1993	10/6/2006	(2)
Zuma Fun Center South Houston, Texas		$ 3,720	$ -	$ 1,192	$ 67	$ -	$ 3,761	$ -	$ 1,218	$ 4,979	$ (489)	In 1990	10/6/2006	(2)

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED
As of December 31, 2012 (in thousands)

		Initial Costs			Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at Close of Period[3]							
Property/Location	Encumbe-rances	Land & Land Improve-ments	Lease-hold Interests and Improve-ments	Buildings	Improve-ments	Carrying Costs	Land & Land Improve-ments	Lease-hold Interests and Improve-ments	Buildings	Total	Accumu-lated Depre-ciation	Date of Construc-tion	Date Acquired	Life on which depre-ciation in latest income state-ments is computed
Zuma Fun Center Charlotte, North Carolina		$ 5,583	$ -	$ 1,608	$ 133	$ -	$ 5,700	$ -	$ 1,624	$ 7,324	$ (890)	In 1991	10/6/2006	(2)
Weston Hills Country Club Weston, Florida		$ 20,332	$ -	$ 14,374	$ 1,883	$ -	$ 21,491	$ -	$ 15,098	$ 36,589	$ (8,453)	In 1994	10/6/2006	(2)
Valencia Country Club Santa Clarita, California		$ 31,565	$ -	$ 8,646	$ 1,319	$ -	$ 32,596	$ -	$ 8,934	$ 41,530	$ (8,689)	In 1990	10/16/2006	(2)
Canyon Springs Golf Club San Antonio, Texas		$ 11,463	$ -	$ 1,314	$ 204	$ -	$ 11,663	$ -	$ 1,318	$ 12,981	$ (1,348)	In 2000	10/16/2006	(2)
The Golf Club at Cinco Ranch Houston, Texas		$ 6,662	$ -	$ 454	$ 435	$ -	$ 7,063	$ -	$ 488	$ 7,551	$ (511)	In 1997	11/16/2006	(2)
Golf Club at Fossil Creek Fort Worth, Texas		$ 4,905	$ -	$ 1,040	$ 259	$ -	$ 5,149	$ -	$ 1,055	$ 6,204	$ (1,317)	In 1993	11/16/2006	(2)
Lake Park Golf Club Dallas-Fort Worth, Texas		$ 2,089	$ 1,821	$ 1,352	$ 192	$ -	$ 2,260	$ 1,822	$ 1,372	$ 5,454	$ (1,944)	In 1987	11/16/2006	(2)
Mansfield National Golf Club Dallas-Fort Worth, Texas		$ 5,216	$ 605	$ 1,176	$ 56	$ -	$ 5,258	$ 605	$ 1,190	$ 7,053	$ (2,411)	In 1957	11/16/2006	(2)
Plantation Golf Club Dallas-Fort Worth, Texas		$ 4,123	$ -	$ 130	$ 246	$ -	$ 4,192	$ -	$ 307	$ 4,499	$ (98)	In 2000	11/16/2006	(2)
Fox Meadow Country Club Medina, Ohio		$ 5,235	$ -	$ 4,144	$ 412	$ -	$ 5,472	$ -	$ 4,319	$ 9,791	$ (2,403)	In 1998	11/16/2006	(2)
Lakeridge Country Club Lubbock, Texas		$ 5,260	$ -	$ 2,461	$ 210	$ -	$ 5,410	$ -	$ 2,521	$ 7,931	$ (1,406)	In 1995	12/22/2006	(2)
Mesa del Sol Golf Club Yuma, Arizona		$ 5,802	$ -	$ 981	$ 425	$ -	$ 6,207	$ -	$ 1,001	$ 7,208	$ (2,353)	In 1978	12/22/2006	(2)
Signature Golf Course Solon, Ohio		$ 8,513	$ -	$ 8,403	$ 695	$ -	$ 9,005	$ -	$ 8,606	$ 17,611	$ (3,777)	In 1970	12/22/2006	(2)

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED
As of December 31, 2012 (in thousands)

		Initial Costs			Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at Close of Period[3]							
Property/Location	Encumbe-rances	Land & Land Improve-ments	Lease-hold Interests and Improve-ments	Buildings	Improve-ments	Carrying Costs	Land & Land Improve-ments	Lease-hold Interests and Improve-ments	Buildings	Total	Accumu-lated Depre-ciation	Date of Construc-tion	Date Acquired	Life on which depre-ciation in latest income state-ments is computed
Weymouth Country Club Medina, Ohio		$ 5,571	$ -	$ 4,860	$ 406	$ -	$ 5,857	$ -	$ 4,980	$ 10,837	$ (2,593)	In 1969	12/22/2006	(2)
Burnside Marina Somerset, Kentucky		$ 350	$ 2,593	$ 415	$ 28	$ -	$ 350	$ 2,621	$ 415	$ 3,386	$ (585)	In 1950's	12/22/2006	(2)
Pier 121 Marina and Easthill Park Lewisville, Texas		$ 1,172	$ 25,222	$ 4,576	$ 587	$ -	$ 1,752	$ 25,228	$ 4,577	$ 31,557	$ (5,082)	In 1960's	12/22/2006	(2)
Beaver Creek Marina Monticello, Kentucky		$ 442	$ 5,778	$ 381	$ 47	$ -	$ 442	$ 5,825	$ 381	$ 6,648	$ (2,353)	In 1950's	12/22/2006	(2)
Lake Front Marina Port Clinton, Ohio		$ 3,589	$ -	$ 1,115	$ 341	$ -	$ 3,874	$ -	$ 1,171	$ 5,045	$ (635)	In 1979	12/22/2006	(2)
Sandusky Harbor Marina Sandusky, Ohio		$ 4,458	$ -	$ 3,428	$ 138	$ -	$ 4,580	$ -	$ 3,444	$ 8,024	$ (1,277)	In 1930's	12/22/2006	(2)
Cowboys Golf Club Grapevinem Texas		$ 9,638	$ 2,534	$ 2,457	$ 1,421	$ -	$ 10,272	$ 2,699	$ 3,079	$ 16,050	$ (4,844)	In 2000	12/26/2006	(2)
Brighton Ski Resort Brighton, Utah	(1)	$ 11,809	$ 2,123	$ 11,233	$ 2,852	$ -	$ 12,705	$ 2,123	$ 13,189	$ 28,017	$ (6,469)	In 1949	1/8/2007	(2)
Clear Creek Golf Club Houston, Texas		$ 423	$ 1,116	$ 155	$ 40	$ -	$ 451	$ 1,116	$ 167	$ 1,734	$ (431)	In 1987	1/11/2007	(2)
Northstar-at-Tahoe Resort Lake Tahoe, California	(1)	$ 60,790	$ -	$ 8,534	$ 10,500	$ -	$ 63,934	$ -	$ 15,890	$ 79,824	$ (15,590)	In 1972	1/19/2007	(2)
Sierra-at-Tahoe Resort South Lake Tahoe, California	(1)	$ 19,875	$ 800	$ 8,574	$ 876	$ -	$ 20,163	$ 800	$ 9,162	$ 30,125	$ (9,303)	In 1968	1/19/2007	(2)
Loon Mountain Resort Lincoln, New Hampshire	(1)	$ 9,226	$ 346	$ 4,673	$ 6,830	$ -	$ 14,942	$ 347	$ 5,786	$ 21,075	$ (5,229)	In 1966	1/19/2007	(2)
Summit-at-Snowqualmie Resort Snoqualmie Pass, Washington	(1)	$ 20,122	$ 792	$ 8,802	$ 2,464	$ -	$ 21,875	$ 792	$ 9,513	$ 32,180	$ (8,228)	In 1945	1/19/2007	(2)
White Water Bay Oklahoma City, Oklahoma		$ 10,720	$ -	$ 5,461	$ 589	$ -	$ 10,729	$ -	$ 6,041	$ 16,770	$ (2,751)	In 1981	4/6/2007	(2)
Splashtown Houston, Texas		$ 10,817	$ -	$ 1,609	$ 3,102	$ -	$ 13,460	$ -	$ 2,068	$ 15,528	$ (1,007)	In 1981	4/6/2007	(2)
Waterworld Concord, California		$ 1,733	$ 7,841	$ 728	$ 350	$ -	$ 1,937	$ 7,841	$ 874	$ 10,652	$ (3,132)	In 1995	4/6/2007	(2)
Elitch Gardens Denver, Colorado		$ 93,796	$ -	$ 7,480	$ 1,250	$ -	$ 94,659	$ -	$ 7,867	$ 102,526	$ (6,223)	In 1890	4/6/2007	(2)

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED
As of December 31, 2012 (in thousands)

		Initial Costs			Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at Close of Period[3]							
Property/Location	Encumbrances	Land & Land Improvements	Leasehold Interests and Improvements	Buildings	Improvements	Carrying Costs	Land & Land Improvements	Leasehold Interests and Improvements	Buildings	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which depreciation in latest income statements is computed
Darien Lake Buffalo, New York		$ 60,993	$ -	$ 21,967	$ 2,039	$ -	$ 62,211	$ -	$ 22,788	$ 84,999	$ (23,716)	In 1955	4/6/2007	(2)
Frontier City Oklahoma City, Oklahoma		$ 7,265	$ -	$ 7,518	$ 1,830	$ -	$ 8,238	$ -	$ 8,375	$ 16,613	$ (3,045)	In 1958	4/6/2007	(2)
Wild Waves & Enchanted Village Seattle, Washington		$ 19,200	$ -	$ 2,837	$ 1,255	$ -	$ 20,183	$ -	$ 3,109	$ 23,292	$ (7,889)	In 1977	4/6/2007	(2)
Magic Springs & Crystal Falls Hot Springs, Arkansas		$ 4,237	$ 8	$ 10,409	$ 4,660	$ -	$ 8,673	$ -	$ 10,641	$ 19,314	$ (2,792)	In 1977	4/16/2007	(2)
Manasquan River Club Brick Township, New Jersey		$ 8,031	$ -	$ 439	$ 482	$ -	$ 8,501	$ 12	$ 439	$ 8,952	$ (617)	In 1970's	6/8/2007	(2)
Crystal Point Marina Point Pleasant, New Jersey		$ 5,159	$ -	$ 46	$ 164	$ -	$ 5,304	$ -	$ 65	$ 5,369	$ (101)	In 1976	6/8/2007	(2)
Mountain High Resort Wrightwood, California	(1)	$ 14,272	$ 14,022	$ 7,571	$ 920	$ -	$ 14,704	$ 14,061	$ 8,020	$ 36,785	$ (8,474)	In 1930's	6/29/2007	(2)
Holly Creek Marina Celina, Tennessee		$ 372	$ 5,257	$ 465	$ 42	$ -	$ 373	$ 5,297	$ 466	$ 6,136	$ (802)	In 1940's	8/1/2007	(2)
Eagle Cove Marina Byrdstown, Tennessee		$ 1,114	$ 1,718	$ 1,692	$ 113	$ -	$ 1,118	$ 1,815	$ 1,704	$ 4,637	$ (646)	In 1940's	8/1/2007	(2)
Sugarloaf Mountain Resort Carrabassett Valley, Maine		$ 15,408	$ -	$ 5,658	$ 2,696	$ -	$ 14,315	$ 2,000	$ 7,447	$ 23,762	$ (4,862)	In 1962	8/7/2007	(2)
Sunday River Resort Newry, Maine		$ 32,698	$ -	$ 12,256	$ 3,495	$ -	$ 35,303	$ -	$ 13,146	$ 48,449	$ (8,701)	In 1959	8/7/2007	(2)
Great Lakes Marina Muskegon, Michigan		$ 6,633	$ -	$ 3,079	$ 111	$ -	$ 6,664	$ -	$ 3,159	$ 9,823	$ (664)	In 1981	8/20/2007	(2)
The Village at Northstar Lake Tahoe, California		$ 2,354	$ -	$ 33,932	$ 4,177	$ -	$ 2,759	$ -	$ 37,704	$ 40,463	$ (7,766)	In 2005	11/15/2007	(2)
Arrowhead Country Club Glendale, Arizona	(1)	$ 6,358	$ -	$ 9,501	$ 1,903	$ -	$ 7,428	$ -	$ 10,334	$ 17,762	$ (2,878)	In 1980's	11/30/2007	(2)
Ancala Country Club Scottsdale, Arizona	(1)	$ 6,878	$ -	$ 5,953	$ 1,420	$ -	$ 7,748	$ -	$ 6,503	$ 14,251	$ (2,628)	In 1996	11/30/2007	(2)
Tallgrass Country Club Witchita, Kansas	(1)	$ 2,273	$ -	$ 2,586	$ 859	$ -	$ 2,885	$ -	$ 2,833	$ 5,718	$ (680)	In 1982	11/30/2007	(2)
Deer Creek Golf Club Overland Park, Kansas	(1)	$ 4,914	$ -	$ 3,353	$ 1,209	$ -	$ 5,842	$ -	$ 3,634	$ 9,476	$ (1,922)	In 1989	11/30/2007	(2)

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED
As of December 31, 2012 (in thousands)

		Initial Costs			Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at Close of Period[3]							
Property/Location	Encumbe-rances	Land & Land Improve-ments	Lease-hold Interests and Improve-ments	Buildings	Improve-ments	Carrying Costs	Land & Land Improve-ments	Lease-hold Interests and Improve-ments	Buildings	Total	Accumu-lated Depre-ciation	Date of Construc-tion	Date Acquired	Life on which depre-ciation in latest income state-ments is computed
Arrowhead Golf Club Littleton, Colorad	(1)	$ 11,798	$ -	$ 2,885	$ 1,255	$ -	$ 12,798	$ -	$ 3,140	$ 15,938	$ (2,553)	In 1974	11/30/2007	(2)
Hunt Valley Golf Club Phoenix, Maryland	(1)	$ 16,115	$ -	$ 5,627	$ 1,999	$ -	$ 17,594	$ -	$ 6,147	$ 23,741	$ (3,105)	In 1970	11/30/2007	(2)
Meadowbrook Golf & Country Club Tulsa, Oklahoma	(1)	$ 8,311	$ -	$ 1,935	$ 1,267	$ -	$ 9,373	$ -	$ 2,140	$ 11,513	$ (1,887)	In 1957	11/30/2007	(2)
Stonecreek Golf Club Phoenix, Arizona	(1)	$ 9,903	$ -	$ 2,915	$ 1,294	$ -	$ 10,902	$ -	$ 3,210	$ 14,112	$ (1,752)	In 1990	11/30/2007	(2)
Painted Desert Golf Club Las Vegas, Nevada	(1)	$ 7,851	$ -	$ 965	$ 870	$ -	$ 8,643	$ -	$ 1,043	$ 9,686	$ (2,276)	In 1987	11/30/2007	(2)
Eagle Brook Country Club Geneva, Illinios	(1)	$ 8,385	$ -	$ 6,621	$ 1,558	$ -	$ 9,354	$ -	$ 7,210	$ 16,564	$ (2,628)	In 1992	11/30/2007	(2)
Majestic Oaks Golf Club Ham Lake, Minnesota	(1)	$ 11,371	$ -	$ 694	$ 1,061	$ -	$ 12,351	$ -	$ 775	$ 13,126	$ (2,985)	In 1972	11/30/2007	(2)
Ruffled Feathers Golf Club Lemont, Illinios	(1)	$ 8,109	$ -	$ 4,747	$ 1,408	$ -	$ 8,984	$ -	$ 5,280	$ 14,264	$ (2,331)	In 1992	11/30/2007	(2)
Tamarack Golf Club Naperville, Illinios	(1)	$ 5,544	$ -	$ 1,589	$ 949	$ -	$ 6,169	$ -	$ 1,913	$ 8,082	$ (1,517)	In 1988	11/30/2007	(2)
Continental Golf Course Scottsdale, Arizona	(1)	$ 5,276	$ -	$ 789	$ 603	$ -	$ 5,796	$ -	$ 872	$ 6,668	$ (696)	In 1979	11/30/2007	(2)
Tatum Ranch Golf Club Cave Creek, Arizona	(1)	$ 2,674	$ -	$ 3,013	$ 924	$ -	$ 3,354	$ -	$ 3,257	$ 6,611	$ (1,067)	In 1987	11/30/2007	(2)
Kokopelli Golf Club Phoenix, Arizona	(1)	$ 7,319	$ -	$ 1,310	$ 1,372	$ -	$ 8,571	$ -	$ 1,430	$ 10,001	$ (1,626)	In 1992	11/30/2007	(2)
Superstition Springs Golf Club Mesa, Arizona	(1)	$ 7,947	$ -	$ 2,129	$ 1,157	$ -	$ 8,894	$ -	$ 2,339	$ 11,233	$ (1,554)	In 1986	11/30/2007	(2)
Legend at Arrowhead Golf Resort Glendale, Arizona	(1)	$ 8,067	$ -	$ 1,621	$ 1,204	$ -	$ 9,137	$ -	$ 1,755	$ 10,892	$ (1,611)	In 2001	11/30/2007	(2)

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED
As of December 31, 2012 (in thousands)

		Initial Costs			Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at Close of Period[3]							
Property/Location	Encumbe-rances	Land & Land Improve-ments	Lease-hold Interests and Improve-ments	Buildings	Improve-ments	Carrying Costs	Land & Land Improve-ments	Lease-hold Interests and Improve-ments	Buildings	Total	Accumu-lated Depre-ciation	Date of Construc-tion	Date Acquired	Life on which depre-ciation in latest income state-ments is computed
London Bridge Golf Club Lake Havasu, Arizona	(1)	$ 9,250	$ -	$ 1,554	$ 950	$ -	$ 10,068	$ -	$ 1,686	$ 11,754	$ (2,764)	In 1960's	11/30/2007	(2)
Forest Park Golf Course St. Louis, Missouri		$ 7,699	$ 2,723	$ 2,753	$ 1,299	$ -	$ 8,501	$ 2,971	$ 3,002	$ 14,474	$ (4,392)	In 1900's	12/19/2007	(2)
Micke Grove Golf Course Lodi, California		$ 3,258	$ 2,608	$ 766	$ 723	$ -	$ 3,702	$ 2,821	$ 832	$ 7,355	$ (1,982)	In 1990	12/19/2007	(2)
Mizner Court at Broken Sound Boca Raton, Floria	(1)	$ 37,224	$ -	$ 65,364	$ 3,044	$ -	$ 37,343	$ -	$ 68,289	$ 105,632	$ (12,615)	In 1987	12/31/2007	(2)
Shandin Hills Golf Club San Bernadino, California		$ -	$ 1,119	$ 1,112	$ 517	$ -	$ 439	$ 1,822	$ 487	$ 2,748	$ (1,106)	In 1980	3/7/2008	(2)
The Tradition Golf Club at Kiskiack Williamsburg, Virginia		$ 5,836	$ -	$ 1,097	$ 119	$ -	$ 5,944	$ -	$ 1,108	$ 7,052	$ (1,374)	In 1996	3/26/2008	(2)
The Tradition Golf Club at The Crossings Glen Allen, Virginia		$ 8,616	$ -	$ 1,376	$ 157	$ -	$ 8,759	$ -	$ 1,390	$ 10,149	$ (1,826)	In 1979	3/26/2008	(2)
The Tradition Golf Club at Broad Bay Virginia Beach, Virginia	(1)	$ 6,837	$ -	$ 2,187	$ 190	$ -	$ 6,968	$ -	$ 2,246	$ 9,214	$ (1,782)	In 1986	3/26/2008	(2)
Brady Mountain Resort & Marina Royal, Arkansas		$ 738	$ 6,757	$ 1,619	$ 3,080	$ -	$ 3,384	$ 7,044	$ 1,766	$ 12,194	$ (1,984)	In 1950's	4/10/2008	(2)
David L. Baker Golf Course Fountain Valley, California		$ 4,642	$ 3,577	$ 1,433	$ 694	$ -	$ 303	$ 8,343	$ 1,700	$ 10,346	$ (2,748)	In 1987	4/17/2008	(2)
Las Vegas Golf Club Las Vegas, NV		$ 7,481	$ 2,059	$ 1,622	$ 204	$ -	$ -	$ 9,736	$ 1,630	$ 11,366	$ (2,838)	In 1938	4/17/2008	(2)
Meadowlark Golf Course Huntington Beach, California		$ 8,544	$ 6,999	$ 1,687	$ 535	$ -	$ 337	$ 15,661	$ 1,767	$ 17,765	$ (4,793)	In 1922	4/17/2008	(2)
Coco Key Water Resort Orlando, Florida		$ 9,830	$ -	$ 5,440	$ 26,132	$ -	$ 15,593	$ -	$ 25,809	$ 41,402	$ (4,382)	1970's	5/28/2008	(2)
Montgomery Country Club Laytonsville, MD		$ 5,013	$ -	$ 1,405	$ 479	$ -	$ 5,446	$ -	$ 1,451	$ 6,897	$ (1,236)	In 1963	9/11/2008	(2)
The Links at Challedon Golf Club Mt. Airy, MD		$ 2,940	$ -	$ 718	$ 166	$ -	$ 3,084	$ -	$ 740	$ 3,824	$ (761)	In 1995	9/11/2008	(2)
Mount Sunapee Mountain Resort Newbury, New Hampshire	(1)	$ -	$ 6,727	$ 5,253	$ 240	$ -	$ 4	$ 6,909	$ 5,307	$ 12,220	$ (2,322)	In 1960	12/5/2008	(2)

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED
As of December 31, 2012 (in thousands)

		Initial Costs			Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at Close of Period[3]							
Property/Location	Encumbe-rances	Land & Land Improve-ments	Lease-hold Interests and Improve-ments	Buildings	Improve-ments	Carrying Costs	Land & Land Improve-ments	Lease-hold Interests and Improve-ments	Buildings	Total	Accumu-lated Depre-ciation	Date of Construc-tion	Date Acquired	Life on which depre-ciation in latest income state-ments is computed
Okemo Mountain Resort Ludlow, Vermont	(1)	$ 17,566	$ 25,086	$ 16,684	$ 850	$ -	$ 18,013	$ 25,144	$ 17,029	$ 60,186	$ (7,527)	In 1963	12/5/2008	(2)
Crested Butte Mountain Resort Mt. Crested Butte, Colorado	(1)	$ 1,305	$ 18,843	$ 11,188	$ 1,598	$ -	$ 1,347	$ 19,288	$ 12,299	$ 32,934	$ (5,817)	In 1960's	12/5/2008	(2)
Jiminy Peak Mountain Resort Hancock, Massachusetts	(1)	$ 7,802	$ -	$ 8,164	$ 379	$ -	$ 8,044	$ -	$ 8,301	$ 16,345	$ (2,327)	In 1948	1/27/2009	(2)
Wet'n'Wild Hawaii Honolulu, Hawaii		$ -	$ 13,399	$ 3,458	$ 263	$ -	$ 93	$ 13,425	$ 3,602	$ 17,120	$ (1,764)	In 1998	5/6/2009	(2)
Great Wolf Lodge- Wisconsin Dells Wisconsin Dells, Wisconsin	(1)	$ 3,433	$ -	$ 17,632	$ 4,321	$ -	$ 2,459	$ -	$ 22,927	$ 25,386	$ (7,266)	In 1997	8/6/2009	(2)
Great Wolf Lodge- Sandusky Sandusky, Ohio	(1)	$ 2,772	$ -	$ 30,061	$ (4,209)	$ -	$ 1,793	$ 27	$ 26,804	$ 28,624	$ (8,065)	In 2001	8/6/2009	(2)
Orvis Development Lands Granby, Colorado		$ 51,255	$ -	$ -	$ 1,371	$ -	$ 52,626	$ -	$ -	$ 52,626	$ -	N/A	10/29/2009	(2)
Anacapa Isle Marina Oxnard, California	(1)	$ -	$ 7,155	$ 2,250	$ -	$ -	$ -	$ 7,155	$ 2,250	$ 9,405	$ (1,445)	In 1973	3/12/2010	(2)
Ballena Isle Marina Alameda, California		$ 23	$ 4,793	$ 2,906	$ 752	$ -	$ 23	$ 5,280	$ 3,171	$ 8,474	$ (805)	In 1972	3/12/2010	(2)
Cabrillo Isle Marina San Diego, California	(1)	$ -	$ 17,984	$ 1,569	$ 3	$ -	$ -	$ 17,984	$ 1,572	$ 19,556	$ (2,879)	In 1977	3/12/2010	(2)
Ventura Isle Marina Ventura California	(1)	$ -	$ 14,426	$ 1,505	$ 2	$ -	$ -	$ 14,426	$ 1,507	$ 15,933	$ (2,793)	In 1975	3/12/2010	(2)
Bohemia Vista Yacht Basin Chesapeake City, MD		$ 4,307	$ 362	$ 136	$ 1,327	$ -	$ 5,995	$ -	$ 137	$ 6,132	$ (190)	In 1967	5/20/2010	(2)
Hacks Point Marina Earleville, Maryland		$ 1,759	$ 148	$ 56	$ 49	$ -	$ 1,945	$ -	$ 67	$ 2,012	$ (63)	In 1970's	5/20/2010	(2)
Pacific Park Santa Monica, California	(1)	$ -	$ 25,046	$ 1,575	$ -	$ -	$ -	$ 25,049	$ 1,572	$ 26,621	$ (1,779)	In 1996	12/29/2010	(2)

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED
As of December 31, 2012 (in thousands)

		Initial Costs			Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at Close of Period[3]							
Property/Location	Encumbe-rances	Land & Land Improve-ments	Lease-hold Interests and Improve-ments	Buildings	Improve-ments	Carrying Costs	Land & Land Improve-ments	Lease-hold Interests and Improve-ments	Buildings	Total	Accumu-lated Depre-ciation	Date of Construc-tion	Date Acquired	Life on which depre-ciation in latest income state-ments is computed
Camelot Park Bakersfield, California		$ 179	$ -	$ 70	$ 10		$ 178	$ -	$ 81	$ 259	$ (251)	In 1994	10/6/2006	(2)
Culpepper Place at Branson Meadow Branson, MO	(1)	$ 535	$ -	$ 8,338	$ -	$ -	$ 535	$ -	$ 8,338	$ 8,873	$ (322)	2002 and 2007	8/31/2011	(2)
Culpepper of Springdale Springdale, AR	(1)	$ 762	$ -	$ 7,244	$ -	$ -	$ 762	$ -	$ 7,244	$ 8,006	$ (279)	2007	8/31/2011	(2)
Culpepper Place at Chesterfield Village Chesterfield, MO	(1)	$ 713	$ -	$ 10,080	$ -	$ -	$ 713	$ -	$ 10,080	$ 10,793	$ (380)	1999 and 2009	8/31/2011	(2)
Culpepper Place of Nevada Nevada, MO		$ 40	$ -	$ 319	$ -	$ -	$ 40	$ -	$ 319	$ 359	$ (11)	1997	8/31/2011	(2)
Culpepper Place of Springfield Springfield, MO	(1)	$ 800	$ -	$ 6,152	$ -	$ -	$ 800	$ -	$ 6,152	$ 6,952	$ (249)	1997 and 2005	8/31/2011	(2)
Culpepper Place of Jonesboro Jonesboro, AR	(1)	$ 897	$ -	$ 6,196	$ -	$ -	$ 897	$ -	$ 6,196	$ 7,093	$ (254)	2008	8/31/2011	(2)
Culpepper - Fayetteville Fayetteville, AK		$ 800	$ -	$ 12,040	$ -	$ -	$ 800	$ -	$ 12,040	$ 12,840	$ (40)	2011	11/30/2012	(2)
Town Center Village Portland, OR	(1)	$ 2,481	$ -	$ 35,813	$ 895	$ -	$ 2,513	$ -	$ 36,676	$ 39,189	$ (1,678)	1985-1991	8/31/2011	(2)
Stevens Pass Skykomish, King and Chelan County, WA		$ 62	$ 13,084	$ 5,280	$ 450	$ -	$ 237	$ 14,033	$ 4,606	$ 18,876	$ (827)	1945-2000	11/17/2011	(2)
Good Neighbor - Washington Washington, IL		$ 428	$ -	$ 8,961	$ 5	$ -	$ 433	$ -	$ 8,961	$ 9,394	$ (249)	2009	12/29/2011	(2)
Good Neighbor - Pekin Pekin, IL		$ 504	$ -	$ 8,190	$ -	$ -	$ 504	$ -	$ 8,190	$ 8,694	$ (229)	2009	12/29/2011	(2)
Good Neighbor - Sterling Sterling, IL		$ 549	$ -	$ 7,653	$ -	$ -	$ 549	$ -	$ 7,653	$ 8,202	$ (224)	2008	12/29/2011	(2)
Solomon - Alpharetta Alpharetta, GA		$ 1,436	$ -	$ 12,434	$ 11	$ -	$ 1,436	$ -	$ 12,445	$ 13,881	$ (237)	1999 and 2009	4/30/2012	(2)
Solomon - Fayetteville Fayetteville, GA		$ 1,536	$ -	$ 10,016	$ -	$ -	$ 1,536	$ -	$ 10,016	$ 11,552	$ (202)	In 1999	4/30/2012	(2)
Solomon - Gainesville Gainesville, GA		$ 2,869	$ -	$ 31,695	$ 6	$ -	$ 2,869	$ -	$ 31,703	$ 34,572	$ (603)	1999 and 2010	4/30/2012	(2)
Solomon - Stockbridge Stockbridge, GA		$ 1,158	$ -	$ 10,225	$ -	$ -	$ 1,158	$ -	$ 10,225	$ 11,383	$ (195)	In 1998	4/30/2012	(2)

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED
As of December 31, 2012 (in thousands)

Property/Location	Encumbe- rances	Land & Land Improve- ments	Interests and Improve- ments	Buildings	Improve- ments	Carrying Costs	Land & Land Improve- ments	Interests and Improve- ments	Buildings	Total	Accumu- lated Depre- ciation	Date of Construc- tion	Date Acquired	income state- ments is computed
Provision Living Godfrey Godfrey, IL		$ 351	$ -	$ 9,521	$ -	$ -	$ 351	$ -	$ 9,521	$ 9,872	$ (157)	In 2010	5/7/2012	(2)
Amber Ridge Memory Care Moline, IL		$ 741	$ -	$ 5,315	$ -	$ -	$ 741	$ -	$ 5,315	$ 6,056	$ (79)	In 2008	6/29/2012	(2)
Amber Ridge Assisted Living Moline, IL		$ 681	$ -	$ 2,240	$ 184	$ -	$ 770	$ -	$ 2,335	$ 3,105	$ (43)	In 2003	6/29/2012	(2)
The Lodge Carson City, Nevada		$ 923	$ -	$ 12,933	$ -	$ -	$ 923	$ -	$ 12,933	$ 13,856	$ (188)	In 2009	6/29/2012	(2)
Rapids Waterpark West Palm Beach, Florida		$ 11,041	$ -	$ 9,044	$ 6,023	$ -	$ 17,064	$ -	$ 9,044	$ 26,108	$ (421)	1979 and 2007	6/29/2012	(2)
Laurel Creek Cumming, Georgia		$ 2,454	$ -	$ 4,030	$ -	$ -	$ 2,454	$ -	$ 4,030	$ 6,484	$ (6)	In 2009	12/14/2012	(2)
		$ 995,653	$ 289,912	$ 745,617	$ 185,525	$ -	$ 1,052,350	$ 316,419	$ 847,940	$ 2,216,709	$ (355,891)			

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED
As of December 31, 2012 (in thousands)

A summary of transactions in real estate and accumulated depreciation for the years ended December 31, 2012, 2011 and 2010 are as follows:

Real estate	
Balance at December 31, 2009	$ 1,872,390
2010 Acquisitions	99,904
2010 Impairment provision	(26,880)
Balance at December 31, 2010	1,945,414
2011 Acquisitions	148,139
2011 Dispositions and assets held for sale	(31,926)
2011 Impairment provision	(16,691)
Balance at December 31, 2011	2,044,936
2012 Acquisitions	190,787
2012 Dispositions and assets held for sale	(18,334)
2012 Impairment provision	(680)
Balance at December 31, 2012	$ 2,216,709

Accumulated depreciation	
Balance at December 31, 2009	$(143,965)
2010 Depreciation	(75,660)
Balance at December 31, 2010	(219,625)
2011 Depreciation	(68,034)
2011 Accumulated depreciation on disposition and assets held for sale	4,722
Balance at December 31, 2011	(282,937)
2012 Depreciation	(73,055)
2012 Accumulated depreciation on dispositions and assets held for sale	101
Balance at December 31, 2012	$(355,891)

FOOTNOTES:

(1) The property is encumbered at December 31, 2012.

(2) Buildings and improvements are depreciated over 39 years. Leasehold improvements are depreciation over their estimated useful lives.

(3) The aggregate cost for federal income tax purposes is approximately $2.3 billion.

(4) The initial purchase price includes the original purchase price of $45.0 million, acquired July 23, 2006. On August 12, 2011, the Company purchased the golf facility, resort amenities and development land at this property for an additional $10.5 million. See Item 2. "Properties" for additional information.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES
SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE
December 31, 2012 (in thousands)

As of December 31, 2012 and 2011, mortgages and other notes receivable consisted of the following (in thousands):

Borrower (Description of Collateral Property)	Date of Loan Agreement(s)	Maturity Date	Interest Rate	Accrued Interest	Loan Principal Balance as of December 31, 2012	2011
Big Sky Resort (one ski resort)	9/23/2008	9/1/2014	12.0%	$ 680	$ 68,000	$ 68,000
CMR Properties, LLC and CM Resort, LLC (one ski property)	6/15/2010	9/30/2022	9.0% - 11.0%	765	16,537	15,670
Boyne USA, Inc. (four ski resorts)	8/10/2009	9/1/2014	6.3% - 15.0%	3,392	18,081	18,173
Evergreen Alliance Golf Limited, L.P.	11/12/2010	12/31/2016	LIBOR + 4%	190	5,911	5,902
PARC Myrtle Waves, LLC (one attractions property)	2/10/2011	2/10/2021	7.5%	225	9,000	9,000
Grand Prix Tampa, LLC (one attractions property)	7/31/2011	7/31/2016	8.5%	49	3,490	3,530
Total				$ 5,301	$ 121,019	$ 120,275
Accrued interest					5,301	3,364
Acquisition fees, net					109	753
Loan origination fees, net					–	(40)
Loan loss provision (1)					(1,699)	–
Total carrying amount					$ 124,730	$ 124,352

FOOTNOTE:

(1) The Company restructured leases relating to one of its largest golf tenant including a loan receivable that was restructured as part of a trouble debt restructuring and recorded a loan loss provision.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES
SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE
December 31, 2012 (in thousands)

	2012	2011
Balance at beginning of period	$ 124,352	$ 116,427
New mortgage loans	5,526	17,317
Principal Reduction	(4,879)	(9,473)
Loan loss provision	(1,699)	-
Accrued and deferred interest	2,035	1,017
Acquisition fees allocated, net	(645)	(997)
Loan origination fees, net	40	61
	$ 124,730	$ 124,352

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REPORT OF INDEPENDENT DIRECTORS

As Independent Directors of CNL Lifestyle Properties, Inc. (the "Company"), we have reviewed the investment policies being followed by the Company, considered the impact of the current economic environment on the Company's portfolio, and the Company's long-term performance expectations. In doing so, the Independent Directors received updates on the performance of the Company's properties and tenants, heard presentations on current industry outlooks in our key asset classes, and reviewed the impact of market conditions and economic trends on the Company and portfolio. Based upon this information, the Independent Directors believe that the Company's investment policies, as discussed below, are in the best interest of its stockholders.

The Company's investment policies generally focus on achieving the Company's investment objectives through the purchase of carefully selected, well-located lifestyle or other income producing properties, primarily in the United States. In addition, the Company's policies provide guidance in selecting tenants and operators that the Company considers to be significant industry leaders who can successfully operate the Company's properties. The investment policies require each proposed property acquisition to be submitted to the Board of Directors, including the Independent Directors, for approval. When considering whether to approve a proposed property acquisition, the Board of Directors generally relies upon an evaluation, conducted by the Company's advisor, of some or all of the following factors:

(i) The property's condition and potential value; (ii) whether the property is strategically located; (iii) the current and potential use of the property and the potential revenues expected to be generated by the business conducted on the property; (iv) an independent underwriting analysis performed by the Advisor of the potential profitability of a property; (v) the proposed purchase price and lease terms in an acquisition and the loan terms for financing and whether such terms are structured to achieve the Company's distribution objectives; (vi) the nature, quality and value of any asset or asset pledged in financing as collateral securing the loan; (vii) the availability of qualified operators who possess experience specific to the type of business; (viii) the Company's ability to negotiate a joint venture or leasing structure appropriate for the investment with a tenant or qualified operator; (ix) whether the acquisition will allow the Company to maintain a diversified portfolio based upon geographical location, operator, and property type; and (x) whether the Company believes that a property is strategically important to the continuing operations of its tenants or operators.

The Independent Directors continue to believe that the key investment policies related to the approval of property acquisitions and tenants are in the best interests of the stockholders.

As of March 10, 2013, the Company had a portfolio of 179 lifestyle properties which when aggregated by initial purchase price was diversified as follows: approximately 33% in senior living; 19% in ski and mountain lifestyle; 15% in golf; 13% in attractions, 5% in marinas and 15% in additional lifestyle properties. Fifty of these 179 properties are owned through unconsolidated ventures. The continued general economic conditions and adverse weather for certain properties have created challenges for the Company and its tenants. However, based upon the information presented to us, we believe the asset classes in which the Company invests have demonstrated resiliency during economic down-cycles and we continue to believe in the long term prospects of the Company's portfolio. In the coming year, the Company intends to actively manage its portfolio in an effort to optimize value and maximize total returns. Additionally, it will continue to make select property acquisitions within the parameters of its investment objectives and policies, with cash on hand, proceeds from its dividend reinvestment plan and additional borrowings.

The Company has set forth guidelines related to acceptable lease terms and structures in its prospectus. Under those guidelines, the Company's leases are primarily triple-net leases for terms of five to 20 years with multiple renewal options. In addition, those leases generally require security deposits, guarantees, and cross default provisions in instances where multiple properties are operated. The Company also directly engages third-party managers to operate certain properties when it believes such a structure is most advantageous and is in compliance with applicable tax regulations. During the year, the Company continued to manage through difficult economic conditions with certain of its properties and tenants, particularly in the golf sector, and has made accommodations to tenants in certain cases. Additionally, the Company has continued to make operator changes or decided to sell assets which it does not believe are a good long-term strategic fit for it's portfolio in an effort to maximize returns to stockholders.

The Independent Directors are also members of the Company's Audit Committee. In connection with their role as Audit Committee members, we have discussed certain matters with the Company's independent auditors, PricewaterhouseCoopers LLP, including, among other items, matters related to the selection, application and disclosure of the Company's accounting policies. Based on this review and our discussions, we believe that the Company's accounting policies are accurately and consistently applied.

Finally, we have reviewed the annual report and the transactions with affiliates as outlined in Note 15 to the Consolidated Financial Statements. In our opinion, the transactions with affiliates are fair and reasonable to the Company and its stockholders, and the terms of such transactions are at least as favorable as the terms of comparable transactions made on an arm's length basis.

In summary, we believe that the Company's portfolio of investments remains consistent with the objectives outlined in the Company's Articles of Incorporation and the policies that guide the Company's investments remain in the best interest of the stockholders.

Board of Directors



James M. Seneff, Jr.
Chairman of the Board



Thomas K. Sittema
Vice Chairman of the Board



Dr. Bruce Douglas
Independent Director
Audit Committee Member
Chief Executive Officer
Harvard Development Company



Adam Ford
Independent Director
Audit Committee Chairman
General Manager
& Chief Financial Officer
Crosland, LLC



Robert J. Woody
Independent Director
Audit Committee Member
Chairman
Elgin Energy, LLC

Executive Officers

Stephen H. Mauldin
President & Chief Executive Officer

Joseph T. Johnson
Senior Vice President,
Chief Financial Officer & Treasurer

Holly J. Greer
Senior Vice President,
General Counsel & Secretary

Ixchell C. Duarte
Senior Vice President
& Chief Accounting Officer

Experience Counts – CNL Financial Group, Inc. Celebrates 40 Years

This year our sponsor, CNL Financial Group, Inc. (CNL), reaches a milestone that few private American companies meet, its 40th anniversary. The theme chosen to commemorate this special year is "40 and Counting," in honor of the firm's long history of making people count – its shareholders, associates and partners. Throughout 2013, CNL will reflect upon its rich and vibrant history, celebrate its achievements and position itself for success in the years to come.


40
AND
COUNTING

Shareholder Information

Inquiries by shareholders should be directed to:
CNL Client Services
P.O. Box 219001
Kansas City, MO 64121-9001
(866) 650-0650

Corporate Offices

CNL Lifestyle Properties, Inc.
450 South Orange Avenue
Orlando, Florida 32801-3336
(800) 522-3863
www.CNLLifestyleREIT.com

Advisor

CNL Lifestyle Advisor Corporation
Orlando, Florida

Legal Counsel

Arnold & Porter LLP
Washington, DC

Lowndes, Drosdick, Doster, Kantor & Reed, P.A.
Orlando, Florida

Independent Registered Certified Public Accounting Firm

PricewaterhouseCoopers LLP
Orlando, Florida

Form 10-K

The Company's annual report as filed on Form 10-K with the Securities and Exchange Commission (the "Commission") is enclosed with this report. Additional copies may be obtained at no charge upon written notice to Ms. Holly J. Greer, the Company's Secretary, at the corporate office address above. The Commission maintains a website located at www.sec.gov that contains reports, proxy and information statements and other information regarding the Company that is filed electronically with the Commission. In addition, the Company makes available free of charge on its website, www.CNLLifestyleREIT.com, the Company's filings with the Commission.

Electronic Delivery of Annual Report and Proxy Materials

Sign up today to receive next year's annual report and proxy materials via the Internet rather than by mail. Additional mailings, such as distribution statements and tax forms are also available electronically. To sign up to receive these mailings electronically, or to review or change your current delivery preferences, please visit www.CNLLifestyleREIT.com/gopaperless.

Properties Featured on the Front Cover

(Clockwise from upper left) Northstar-at-Tahoe *Lake Tahoe, CA;* Waterworld *Concord, CA;* Stevens Pass *King County, WA;* Dogwood Forest of Cumming *Cumming, GA;* Omni Mount Washington Resort *Bretton Woods, NH;* Pacific Park *Santa Monica, CA;* Ancala Country Club *Scottsdale, AZ;* Sugarloaf Mountain Resort *Carrabassett Valley, ME;* Cabrillo Isle Marina *San Diego, CA.*


CNL®
Lifestyle Properties, Inc.


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© 2013 CNL Lifestyle Properties, Inc. All Rights Reserved. CNL® and the Squares Within Squares design trademarks are used under license from CNL Intellectual Properties, Inc.